Exhibit 99.1

601 – 90 Eglinton Ave East, Toronto, Ontario, Canada M4P 2Y3 +1 416 362 5135 | www.micon - international.com NI 43 - 101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America Effective Date: March 14, 2024 Report Date: April 25, 2024 Prepared By: William J. Lewis, P.Geo. Ing. Alan J. San Martin, MAusIMM(CP) Richard Gowans, P.Eng. OSISKO DEVELOPMENT CORP. 1100, av des Canadiens - de - Montréal Suite 300, P.O. Box 211 Montréal, QC H3B 2S2 Tel: 1.514.940.0685

Page Table of Contents 1. SUMMARY............................................................................................................... 1 2. GENERAL ............................................................................................................................. ... ..... 1 3. PROPERTY LOCATION, DESCRIPTION AND OWNERSHIP........................................................... 2 4. ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE....... 2 5. HISTORY ............................................................................................................................. ... ...... 4 1. Tintic District – Early Mining History (1869 to 2002) ......................................................... 4 2. Trixie – Exploration Underground Development and Mining (1927 to 1995) ................... 5 3. Trixie Exploration and Production (2000 to 2002) ............................................................ 6 4. Trixie Exploration and Production (2019 to 2021) ............................................................ 6 6. GEOLOGICAL SETTING AND MINERALIZATION .......................................................................... 8 1. Geological Setting .............................................................................................................. 8 2. District Geology.................................................................................................................. 8 3. District Mineralization and Structure ................................................................................ 9 4. Geology, Structure and Mineralization at Trixie ............................................................... 9 7. EXPLORATION PROGRAMS ....................................................................................................... 10 1. 2023 Regional Surface Exploration ................................................................................. 11 2. Exploration Drilling Programs ......................................................................................... 12 8. METALLURGICAL TESTWORK ................................................................................................... 13 1. Sample Provenance ......................................................................................................... 13 2. Metallurgical Testwork .................................................................................................... 14 3. Testwork Results .............................................................................................................. 15 4. Additional Testwork......................................................................................................... 15 9. TRIXIE MINERAL RESOURCE ESTIMATE.................................................................................... 15 1. Introduction ..................................................................................................................... 15 2. Methodology .................................................................................................................... 15 3. Resource Database .......................................................................................................... 16 4. Geological Model.............................................................................................................. 16 5. Geostatistical Analysis ..................................................................................................... 16 6. Block Model and Grade Interpretation............................................................................ 18 7. Model Validation .............................................................................................................. 18 8. Mineral Resource Classification....................................................................................... 18 9. Reasonable Prospects for Eventual Economic Extraction ............................................. 18 10. Mined Void Depletion....................................................................................................... 19 11. Trixie Mineral Resource Estimate Statement.................................................................. 20 12. Mineral Resource Grade Sensitivity Analysis .................................................................. 20 10. CONCLUSIONS .......................................................................................................................... 23 1. Risks and Opportunities................................................................................................... 23 11. EXPLORATION BUDGET AND FURTHER RECOMMENDATIONS................................................ 25 12. EXPLORATION BUDGET AND OTHER EXPENDITURES ............................................................. 25 13. FURTHER RECOMMENDATIONS ............................................................................................... 26 14. INTRODUCTION......................................................................................................28 15. TERMS OF REFERENCE ............................................................................................................. 28 16. DISCUSSIONS, MEETINGS, SITE VISITS AND QUALIFIED PERSONS ........................................ 29 i Tintic Project April 25, 2024

Page 3. SOURCES OF INFORMATION..................................................................................................... 30 4. UNITS OF MEASUREMENT AND ABBREVIATIONS .................................................................... 30 5. PREVIOUS TECHNICAL REPORTS ............................................................................................. 33 3. RELIANCE ON OTHER EXPERTS.................................................................................34 4. PROPERTY DESCRIPTION AND LOCATION ..................................................................35 1. GENERAL DESCRIPTION AND LOCATION ................................................................................. 35 ii Tintic Project April 25, 2024 4.2.1 4.2.2 4.2.3 4.2 LAND TENURE, AGREEMENTS, MINERAL RIGHTS AND OWNERSHIP....................................... 36 Property Area ................................................................................................................... 36 Acquisition of the Tintic Project ...................................................................................... 36 Title, Mineral and Surface Rights Summary and Royalties............................................. 41 3. ENCUMBRANCES AND OTHER SIGNIFICANT FACTORS OR RISKS ........................................... 43 1. Encumbrances................................................................................................................. . 43 2. Other Significant Factors and Risks................................................................................. 43 4. PERMITTING AND ENVIRONMENTAL LIABILITIES .................................................................... 43 1. Environment.................................................................................................................. ... 43 2. Permits and Environmental Liabilities ............................................................................ 44 5. QP COMMENTS..................................................................................................................... ... .. 44 1. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY .45 2. ACCESSIBILITY .......................................................................................................................... 45 3. INFRASTRUCTURE AND LOCAL RESOURCES ........................................................................... 45 4. TOPOGRAPHY, PHYSIOGRAPHY, VEGETATION AND CLIMATE ................................................. 46 5. SITE FACILITIES................................................................................................................... ... ... 46 6. HISTORY................................................................................................................48 7. INTRODUCTION................................................................................................................. ... ..... 48 8. TINTIC DISTRICT – EARLY MINING HISTORY (1869 TO 2002) ................................................... 48 1. East Tintic District ............................................................................................................ 48 9. TRIXIE – EXPLORATION UNDERGROUND DEVELOPMENT AND MINING (1927 TO 1995) ......... 51 1. Trixie Early Exploration (Pre - 1957).................................................................................. 51 2. Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992) ....... 53 3. Trixie Mine, Diluted Grade Production ............................................................................ 54 10. TRIXIE EXPLORATION AND PRODUCTION (2000 TO 2002)....................................................... 54 11. TRIXIE, EXPLORATION AND PRODUCTION (2019 TO 2021)...................................................... 56 1. TCM – Trixie, Modern Target Generation (2019 to 2020) ................................................ 56 2. TCM T2 Discovery (2020 to 2021) ..................................................................................... 57 3. TCM Underground Development and Mineral Processing (2020 to 2021) ..................... 59 12. GEOLOGICAL SETTING AND MINERALIZATION ............................................................60 13. GEOLOGICAL SETTING .............................................................................................................. 60 14. DISTRICT GEOLOGY................................................................................................................... 60 15. DISTRICT MINERALIZATION AND STRUCTURE......................................................................... 67 1. Geology, Structure and Mineralization at Trixie ............................................................. 67

Page 1. DEPOSIT TYPES ......................................................................................................70 2. CARBONATE REPLACEMENT DEPOSITS................................................................................... 71 3. HIGH SULPHIDATION EPITHERMAL VEIN SYSTEMS................................................................. 72 iii Tintic Project April 25, 2024 8.2.1 8.2.2 Mineralized Structures at Trixie....................................................................................... 73 Trixie Gold - Tellurium Mineralization............................................................................... 76 8.2.3 Trixie T2 Structure: A Genetic Model for Mineralization ................................................. 77 8.3 PORPHYRY COPPER - GOLD POTENTIAL.................................................................................... 79 1. EXPLORATION........................................................................................................81 2. GENERAL INFORMATION........................................................................................................... 81 3. UNDERGROUND EXPLORATION ............................................................................................... 81 9.2.1 9.2.2 9.2.3 9.2.4 9.2.5 Underground Mapping..................................................................................................... 81 Underground Chip Sampling........................................................................................... 81 Chip Sample Collection Procedures................................................................................ 83 Chip Sample Location Procedures .................................................................................. 86 Trixie Underground 2022 - 2023 Chip Samples and Assays ............................................. 86 3. QP COMMENTS..................................................................................................................... ... .. 97 4. REGIONAL SURFACE EXPLORATION......................................................................................... 97 9.4.1 9.4.2 9.4.3 Program Details................................................................................................................ 97 Results, Analysis and Interpretations............................................................................ 100 Targeting and Exploration Potential ............................................................................. 110 1. DRILLING............................................................................................................. 113 2. DRILLING PROGRAM ............................................................................................................... 113 1. Underground Diamond Drilling ..................................................................................... 113 2. Surface RC Drilling.......................................................................................................... 113 3. Surface Diamond Drilling............................................................................................... 113 3. DRILLING METHODOLOGY ...................................................................................................... 113 1. Underground Diamond Drilling ..................................................................................... 113 2. Surface RC Drilling.......................................................................................................... 116 3. Surface Diamond Drilling............................................................................................... 116 4. Drilling Highlights and Results ...................................................................................... 116 4. ADDITIONAL DRILLING CONSIDERATIONS............................................................................. 122 5. DRILLING PROGRAM RECOMMENDATIONS............................................................................ 122 6. MICON QP COMMENTS ........................................................................................................... 123 7. SAMPLE PREPARATION, ANALYSES AND SECURITY ................................................... 124 8. INTRODUCTION................................................................................................................. ... ... 124 9. SAMPLE HANDLING AND SECURITY........................................................................................ 124 1. Underground Chip Sampling......................................................................................... 124 2. Drill Core Sampling ........................................................................................................ 124 3. Reverse Circulation Drill Chip Sampling ....................................................................... 125 10. ASSAY LABORATORIES ACCREDITATION AND CERTIFICATION ............................................. 125 1. ALS Laboratory............................................................................................................... 125 2. SGS Laboratory .............................................................................................................. 126 3. Tintic Laboratory............................................................................................................ 126

Page 4. SAMPLE PREPARATION AND ASSAYING ................................................................................. 126 1. ALS Sample Preparation ................................................................................................ 126 2. ALS Gold Assaying .......................................................................................................... 126 3. ALS Multi - Element Assaying .......................................................................................... 127 4. SGS Sample Preparation ............................................................................................... 127 5. SGS Gold Assaying.......................................................................................................... 127 6. SGS Multi - Element Assaying .......................................................................................... 128 7. Tintic Laboratory Sample Preparation.......................................................................... 128 8. Tintic Laboratory Gold and Silver Assaying .................................................................. 128 5. QUALITY ASSURANCE AND QUALITY CONTROL..................................................................... 129 1. Certified Reference Materials (Standards) .................................................................... 129 2. Blank Samples................................................................................................................ 133 3. Tintic Laboratory Sample Preparation Quality Assurance Measures .......................... 137 4. Tintic Laboratory Sample Analyses Quality Assurance Measures................................ 137 6. QP COMMENTS..................................................................................................................... ... 138 1. DATA VERIFICATION.............................................................................................. 139 2. GENERAL ............................................................................................................................. ... . 139 3. 2022 SITE VISIT........................................................................................................................ 139 1. QP Check Sampling, 2022 Site Visit ............................................................................... 140 4. 2024 SITE VISIT........................................................................................................................ 142 5. QP COMMENTS..................................................................................................................... ... 145 6. MINERAL PROCESSING AND METALLURGICAL TESTING ............................................. 146 7. MINERAL PROCESSING AND METALLURGICAL TESTING ....................................................... 146 8. SAMPLE PROVENANCE............................................................................................................ 146 9. METALLURGICAL TESTING...................................................................................................... 146 1. Metallurgical Sample Characterization......................................................................... 147 2. Mineralogy................................................................................................................... ... 149 3. Bottle Roll Leach Tests................................................................................................... 150 4. Gravity Separation Tests................................................................................................ 151 5. Comminution Tests........................................................................................................ 152 6. Additional Testwork....................................................................................................... 152 10. NOTES REGARDING METALLURGICAL LABORATORY CERTIFICATIONS ................................ 153 11. CONCLUSIONS AND RECOMMENDATIONS ............................................................................ 153 12. MINERAL RESOURCE ESTIMATES ............................................................................ 154 13. INTRODUCTION................................................................................................................. ... ... 154 14. CIM RESOURCE DEFINITIONS AND CLASSIFICATIONS........................................................... 154 15. CIM ESTIMATION OF MINERAL RESOURCES BEST PRACTICES GUIDELINES ........................ 156 16. METHODOLOGY.................................................................................................................. ... .. 156 17. RESOURCE DATABASE ............................................................................................................ 157 18. GEOLOGICAL MODEL .............................................................................................................. 157 19. GEOSTATISTICAL ANALYSIS.................................................................................................... 160 1. Compositing ................................................................................................................... 160 2. High Grade Capping ....................................................................................................... 160 iv Tintic Project April 25, 2024

Page 3. Density...................................................................................................................... ... ... 161 4. Variogram Analysis......................................................................................................... 163 5. Search Ellipse Parameters ............................................................................................. 163 8. BLOCK MODEL AND GRADE INTERPRETATION ...................................................................... 166 9. MODEL VALIDATION................................................................................................................ 167 1. Visual Inspection ............................................................................................................. 167 2. Statistical Comparisons................................................................................................. 167 3. Reconciliation ................................................................................................................ 171 10. MINERAL RESOURCE CLASSIFICATION .................................................................................. 171 11. REASONABLE PROSPECTS FOR EVENTUAL ECONOMIC EXTRACTION .................................. 172 12. MINED VOID DEPLETION......................................................................................................... 173 13. MINERAL RESOURCE ESTIMATE ............................................................................................. 173 14. MINERAL RESOURCE GRADE SENSITIVITY ANALYSIS............................................................. 173 15. FACTORS THAT COULD AFFECT THE MINERAL RESOURCE ESTIMATES ............................... 178 16. RESPONSIBILITY FOR THE TRIXIE MINERAL RESOURCE ESTIMATE ...................................... 179 15. MINERAL RESERVE ESTIMATES............................................................................... 180 16. MINING METHODS ................................................................................................ 180 17. RECOVERY METHODS ............................................................................................ 180 18. PROJECT INFRASTRUCTURE .................................................................................. 180 19. MARKET STUDIES AND CONTRACTS ........................................................................ 180 20. ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT .......... 180 21. CAPITAL AND OPERATING COSTS............................................................................ 180 22. ECONOMIC ANALYSIS ............................................................................................ 180 23. ADJACENT PROPERTIES ........................................................................................ 181 1. FREEPORT MCMORAN............................................................................................................. 182 1. 1996 Historic Mineral Resources.................................................................................... 182 2. IVANHOE ELECTRIC................................................................................................................. 182 1. Property Description and Ownership............................................................................ 183 3. QP COMMENTS..................................................................................................................... ... 183 24. OTHER RELEVANT DATA AND INFORMATION ............................................................ 184 1. TRIXIE TEST MINE.................................................................................................................... 184 25. INTERPRETATIONS AND CONCLUSIONS................................................................... 186 1. GENERAL INFORMATION......................................................................................................... 186 2. TRIXIE MINERAL RESOURCE ESTIMATE.................................................................................. 186 1. Introduction ................................................................................................................... 186 2. Methodology .................................................................................................................. 186 v Tintic Project April 25, 2024

Page 3. Resource Database ........................................................................................................ 186 4. Geological Model............................................................................................................ 187 5. Geostatistical Analysis ................................................................................................... 187 6. Block Model and Grade Interpretation.......................................................................... 189 7. Model Validation ............................................................................................................ 189 8. Mineral Resource Classification..................................................................................... 189 9. Reasonable Prospects for Eventual Economic Extraction ........................................... 189 10. Mined Void Depletion..................................................................................................... 190 11. Trixie Mineral Resource Estimate Statement................................................................ 191 12. Mineral Resource Grade Sensitivity Analysis ................................................................ 193 3. RISKS AND OPPORTUNITIES .................................................................................................. 194 4. CONCLUSIONS ........................................................................................................................ 196 1. RECOMMENDATIONS ............................................................................................ 197 2. EXPLORATION BUDGET AND OTHER EXPENDITURES ........................................................... 197 3. FURTHER RECOMMENDATIONS ............................................................................................. 198 27. DATE AND SIGNITURE PAGE ................................................................................... 200 28. REFERENCES........................................................................................................ 201 1. GENERAL PUBLICATION AND REPORT REFERENCES ............................................................ 201 2. WEBSITE REFERENCES ........................................................................................................... 204 29. CERTIFICATES OF QUALIFIED PERSONS (AUTHORS).................................................. 205 Appendices APPENDIX 1: Glossary of Mining and Other Related Terms ...................................... End of the report APPENDIX 2: Tintic Project Properties and Mineral Rights ........................................... End of the report vi Tintic Project April 25, 2024

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List of Tables

Table 1.1 Resource Cut-Off Grade Parameters 19

Table 1.2 Trixie Deposit Mineral Resource Estimate (MRE) Statement 21

Table 1.3 Gold Grade Sensitivity Analysis at Different Cut-Off Grades 22

Table 1.4 Risks and Opportunities at the Trixie Project 24

Table 1.5 Tintic Project, Recommended Budget for Further Work, Phase 1 (USD) 25

Table 1.6 Tintic Project, Recommended Budget for Further Work Phase, 2 (USD) 26

Table 2.1 Qualified Persons, Areas of Responsibility and Site Visits 30

Table 2.2 Conversion Factors for this Report 31

Table 2.3 List of Abbreviations 31

Table 4.1 Trixie Mineral Claims 41

Table 4.2 Burgin Mineral Claims 42

Table 6.1 Total Recovered Metal and Production Values from the Tintic District 52

Table 6.2 Trixie Mine Historic Production Summary 55

Table 9.1 Select 2022 and 2023 Trixie Underground Chip Sequence Sample Assay Composites 92

Table 10.1 2022 Surface RC Drilling Assay Highlights 117

Table 10.2 2022 and 2023 Underground Diamond Drilling Assay Highlights 118

Table 11.1 ALS Results of Standards used by TCM for the 2022 Drilling Programs 130

Table 11.2 SGS Results of Standards used by TCM for the 2023 Drilling Programs 131

Table 11.3 Tintic Lab Results of Standards used by TCM for the 2022 and 2023 Chip Sampling Programs 133

Table 11.4 ALS Au-AA26 Results of Blanks used by TCM for the 2022 Drilling Programs 134

Table 11.5 ALS ME-GRA22 Results of Blanks used by TCM for the 2022 Drilling Programs 135

Table 11.6 SGS Results of Blanks used by TCM for the 2023 Drilling Programs 136

Table 11.7 Tintic Lab Results of Blanks used by TCM for the 2022 and 2023 Chip Sampling Programs 136

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Table 12.1 Underground Reject Face Chip Samples Selected for Secondary Assaying during the 2022 Site Visit.......... 141

Table 13.1 Metallurgical Composite Sample Average Head Gold and Silver Analyses.......... 147

Table 13.2 Metallurgical Composite Selected Multi-Element Analyses.......... 147

Table 13.3 Metallurgical Composite Whole Rock Analyses.......... 148

Table 13.4 Summary of QEMSCAN Results.......... 149

Table 13.5 Summary of Diagnostic Leach Test Results.......... 150

Table 13.6 Summary of T2 Direct Bottle Roll Leach Test Results.......... 151

Table 13.7 Summary of T4 Direct Bottle Roll Leach Test Results.......... 151

Table 13.8 Summary of T2 Gravity and Gravity Tails Leach Test Results.......... 152

Table 13.9 Summary of Comminution Test Results.......... 152

Table 14.1 Top Capping Grades for Gold and Silver.......... 160

Table 14.2 Sample Statistics for Gold and Silver for Raw Samples, Capped Composites and Uncapped Composites.......... 161

Table 14.3 Bulk Density Values Used for the Mineralized Domains of the Trixie Deposit.......... 162

Table 14.4 Variogram Models for Gold and Silver for each Mineralized Domain.......... 164

Table 14.5 Estimation Parameters used for each Mineralized Domain.......... 166

Table 14.6 Summary of the Block Model Characteristics.......... 167

Table 14.7 Global Bias Analysis Between the Interpolation Methods.......... 169

Table 14.8 Local Reconciliations of Underground Development Data with the Resource Model.......... 171

Table 14.9 Resource Cut-Off Grade Parameters.......... 172

Table 14.10 Trixie Deposit Mineral Resource Estimate (MRE) Statement.......... 175

Table 14.11 Gold Grade Sensitivity Analysis at Different Cut-Off Grades.......... 176

Table 24.1 Trixie Test Mine Key Operating Details.......... 184

Table 25.1 Resource Cut-Off Grade Parameters.......... 190

Table 25.2 Trixie Deposit Mineral Resource Estimate (MRE) Statement.......... 192

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Page Table 25.3 Table 25.4 ix Tintic Project April 25, 2024 Gold Grade Sensitivity Analysis at Different Cut - Off Grades ............................................. 193 Risks and Opportunities at the Trixie Project .................................................................... 195 Table 26.1 Tintic Project, Recommended Budget for Further Work, Phase 1 (USD).......................... 197 Table 26.2 Tintic Project, Recommended Budget for Further Work, Phase 2 (US$) .......................... 197

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List of Figures

Figure 4.1 Location Map for the Tintic Project 35

Figure 4.2 TCM Property Outline within the East Tintic District 37

Figure 4.3 Tintic Project Individual Claims Map 38

Figure 4.4 Tintic Project Surface Ownership 39

Figure 4.5 Tintic Project Net Smelter and Milling Royalty Purchase 40

Figure 5.1 Overview of the Trixie Test Mine looking towards the Northeast 45

Figure 5.2 Burgin Site Infrastructure 47

Figure 6.1 Overview of the Major Historic Mineral Deposits of the Tintic District 49

Figure 6.2 Trixie Headframe 56

Figure 6.3 Cross-Section, Looking North, of the Surface RC Hole Intersections that Led to Discovery of the T2 Structure 57

Figure 6.4 An Early Mining Face on the T2 Structure Looking North 58

Figure 6.5 Overview Map of the Southern End of 625 ft Level 59

Figure 7.1 Map of the Tintic District Displaying Mineral Occurrences and Regional Tectonic Framework 61

Figure 7.2 Palaeozoic Stratigraphy of the Tintic District 62

Figure 7.3 Partial N-Facing 7.5' Eureka Quadrangle Section A-A' 64

Figure 7.4 Oligocene Volcano-Magmatic Stratigraphy of the Tintic District with Select Reported Geochronologic Data 65

Figure 7.5 Simplified USGS Geologic Map of the East Tintic District 66

Figure 7.6 East-Facing Geological Long Section Displaying Underground Development at Trixie 69

Figure 8.1 Generalized Model of Deposit Styles in the East Tintic District 70

Figure 8.2 CRD-Style Base-Metal Mineralization, Massive Galena Typical of the Historic Burgin, Tintic Standard and North Lily Mines 71

Figure 8.3 Typical Sulphide Au-Ag-Rich Vein Mineralization found at Trixie and in the Historic Eureka Standard Mine, Hand Sample taken from the Eureka Standard Dump Pile 72

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Figure 8.4 North Facing Geological Cross-Section displaying Mineralized Domains and Controlling Structures at Trixie 74

Figure 8.5 Schematic Section of Mineralization and Alteration Associated with the T2 Structure 76

Figure 8.6 Left: Hand Sample from the T2 Structure; Right: Hand Sample from the T4 Stockwork Zone 77

Figure 8.7 Thin Sections from the T2 Structure 78

Figure 8.8 Mapped Lithological Caps Relative to Known Deposits 80

Figure 9.1 Example of an Underground Map Sheet 82

Figure 9.2 Schematic illustrating the Three Classifications of Chip Sample Sequences Underground at Trixie..... 83

Figure 9.3 Example of a Chip Sampling Sketch and Data Sheet, CH1317..... 84

Figure 9.4 Post-Sampling Face Photo of Site CH1317 85

Figure 9.5 Trixie Long-Section Displaying New Development and Chip Sequence Sample Assay Map/Section Location Traces..... 87

Figure 9.6 Trixie Chip Sequence Assay Map, 665 Sublevel (Eileen Drift) and Ramp Development..... 88

Figure 9.7 Trixie Chip Sequence Assay Map, Sill 4 Development Cut..... 89

Figure 9.8 Trixie Chip Sequence Assay Map, Sill 5 Development and Exploration Cuts..... 90

Figure 9.9 Trixie Chip Sequence Assay Map, Raise 1 Pillar Cut 1..... 91

Figure 9.10 3D Leapfrog Model of the East Tintic District Exploded Along Major Fault Boundaries 98

Figure 9.11 Left: Relationship of two phases of pebble dike with clast rich phase in the centre and matrix rich phase on the peripheries. Right: Rounded clast of an early pebble dike which was incorporated into a later phase dike showing characteristic onion skin spalling pattern. 100

Figure 9.12 Updated Regional Alteration Map of the East Tintic District..... 103

Figure 9.13 Location Map of the 2023 Dump Samples 105

Figure 9.14 Geographic Zones Selected for Breccia and Gossan Sample Analysis 107

Figure 9.15 Average Values of Commodities of Interest from Breccia Samples within Each of the Geographically Defined Zones 108

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Figure 9.16 Location Map of Porphyry Samples and Subdivision of Intrusive Centres Used for Analysis 109

Figure 9.17 From Cohen (2011) Showing the Relative Position and Scale of Geochemical Variations Associated with the Ann Mason Porphyry Copper Deposit, Nevada. 110

Figure 9.18 Regional Prospectivity and Target Heat Map Showing Areas of Greatest Overlap in Favourable Characteristics in Hotter Colours 111

Figure 9.19 Left: Fifteen Primary Targets Identified Over Areas of Greatest Overlap in Prospectivity. Right: Ten Secondary Targets with Smaller Footprints and Less Overlap in Prospectivity 112

Figure 10.1 2023 Underground Diamond Drill Hole Collar Locations 114

Figure 10.2 Surface RC Drill Locations 115

Figure 10.3 Surface Drill Rig at Big HIll 117

Figure 10.4 2023 Underground Diamond Drilling with Assays on Section 23280 N. Looking North 120

Figure 10.5 Underground Diamond Drilling with Assays on Section 23000 N. Looking North 121

Figure 10.6 Trixie Target Areas (Looking East) 123

Figure 11.1 Example of ALS Results for Standard OREAS 234 for the 2022 Drill Programs 131

Figure 11.2 Example of SGS Results for Standard OREAS 234 for the 2023 Drill Programs 132

Figure 11.3 Example of Tintic Lab Results for Standard OREAS 298 for the 2022 and 2023 Chip Sampling Programs 133

Figure 11.4 ALS Results of Blanks for the 2022 Drilling Programs 134

Figure 11.5 ALS ME-GRA22 Results of Blanks for the 2022 Drilling Programs 135

Figure 11.6 SGS Results of Blanks for the 2023 Drilling Programs 136

Figure 11.7 Tintic Lab Results of Blanks for the 2022 and 2023 Chip Sampling Programs 137

Figure 12.1 Trixie Headframe showing the Cage to Access Underground 140

Figure 12.2 Underground Drill Setup on Drill Hole CHQ 1683 143

Figure 12.3 Mineralized 45 Fault Zone 143

Figure 12.4 Exploration Cross-Cut 3 144

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Figure 12.5 Returning to Surface the Underground Decline 144

Figure 14.1 Plan View (left) and Orthogonal View Looking Northwest (right) of the Trixie Drill Hole and Chip Sample Database 157

Figure 14.2 Vertical Section View of the Trixie Geological and Resource Domain Wireframes Looking North 158

Figure 14.3 Example of Experimental and Modelled Variogram (Correlogram) for Gold in the T2 Domain 165

Figure 14.4 Visual Model Validation Comparison of Block Grades with Raw Sample Grades; Left: Plan View at 5,432 +/- 1.5 m; 168

Figure 14.5 Statistical Model Validation; Swath Plots in the Three Principal Orientations and the Gold Grade Histogram, Comparing Declustered Sample Grades with the Estimated Model Grades (Example from the T2 Domain) 170

Figure 14.6 Vertical Long Section Looking East at the Current Development Voids and Historical Buffers, Used to Deplete the Trixie Mineral Resources 174

Figure 14.7 Grade Tonnage Curves Indicating the Sensitivity of the Measured and Indicated Mineral Resources at Different Cut-Off Grades 177

Figure 14.8 Grade Tonnage Curves Indicating the Sensitivity of the Inferred Mineral Resources at Different Cut-Off Grades 178

Figure 23.1 Map of Adjacent Property Land Holders 181

Figure 24.1 Trixie Test Mine Long Section Looking West 185

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Osisko Development Corp. 1. SUMMARY 2. G ENERAL Osisko Development Corp . (Osisko Development) has retained Micon International Limited (Micon) to independently review and verify its mineral resource estimate (MRE) for the Trixie deposit located within the boundaries of its Tintic Project (the Project) in the State of Utah, USA, and to compile a Canadian National Instrument (NI) 43 - 101 Technical Report disclosing the results of the MRE . The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P . Geo . , using Datamine Studio software . The MRE was then reviewed and validated by William Lewis, P . Geo . and Alan San Martin, MAusIMM(CP), of Micon . William Lewis, P . Geo . , who is independent of Osisko Development and is a Qualified Person (QP) within the meaning of NI 43 - 101 , is responsible for the mineral resource estimate disclosed in this report, by virtue of his independent review and validation of the work conducted by Osisko Development . A site visit was conducted from February 5 to February 8 , 2024 , by Mr . Lewis to independently verify the geology, mineralogy, drilling program results and the Quality Assurance/Quality Control (QA/QC) programs at the Tintic Project . The February, 2024 , site visit was the second site visit to the Tintic Project by Mr . Lewis . When conducting, reviewing and validating the mineral resource estimate, Osisko Development and Micon’s QPs used the following guidelines, published by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) : 1. The CIM Definitions and Standards for Mineral Resources and Reserves, adopted by the CIM council on May 10 , 2014 . 2. The CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29 , 2019 . This report discloses technical information, the presentation of which requires the QPs to derive sub - totals, totals and weighted averages that inherently involve a degree of rounding and, consequently, introduce a margin of error . Where these occur, the QPs do not consider them to be material . The conclusions and recommendations of this report reflect the QPs best independent judgment in light of the information available to them at the time of writing . Micon and the QPs reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report . Use of this report acknowledges acceptance of the foregoing conditions . This report is intended to be used by Osisko Development subject to the terms and conditions of its agreement with Micon . That agreement permits Osisko Development to file this report as a Technical Report on SEDAR ( www . sedar . com ) pursuant to provincial securities legislation, or with the Securities and Exchange Commission (SEC) in the United States . 1 Tintic Project April 25, 2024

Osisko Development Corp. Neither Micon nor the individual QPs have, nor have they previously had, any material interest in Osisko Development or related entities . The relationship with Osisko Development is solely a professional association between the client and the independent consultants . This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report . Micon and the QPs are pleased to acknowledge the helpful cooperation of Osisko Development management, personnel and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material . This report supersedes and replaces all prior Technical Reports written for the Tintic Project . 1.2 P ROPERTY L OCATION , D ESCRIPTION AND O WNERSHIP The Tintic Project is located in western Utah County, approximately 64 kilometres (km) south of Provo, Utah and 95 kilometres south of Salt Lake City . The property on which the Trixie test mine or Trixie deposit is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka . The township of Eureka is located approximately 6 . 4 km northwest of the Trixie test mine . The coordinates of the centre of the Project are 407 , 700 mE and 4 , 423 , 400 mN, referenced in NAD 83 , Northern UTM Zone 12 . The Project area is located on Eureka Quadrangle, US Topographic Map 1 : 24 , 000 scale, 7 . 5 Minute Series . The nearest rail siding, in use, is located at Tintic Junction, approximately 10 km west of the Project . The area of the Tintic Project owned or controlled by Osisko Development comprises 1 , 370 claims totalling 7 , 601 . 32 ha ( 18 , 783 . 246 acres) of patented mining claims and a further 110 unpatented mining claims of approximately 731 . 41 ha ( 1 , 807 . 346 acres) . Osisko Development leases or owns a small and varying percentage interest or royalty in several other claims outside the main claim package . On May 30 , 2022 , Osisko Development announced the acquisition of 100 % of Tintic Consolidated Metals LLC (TCM) (the “ Acquisition ”) from IG Tintic LLC (IG Tintic) and Chief Consolidated Mining Co . (CCMC) (the “ Vendors ”) for total consideration at closing of approximately USD 177 million in cash and shares of Osisko and : 2 Tintic Project April 25, 2024 iii. i. USD 12.5 million in deferred payments ii. Two 1% NSR royalties, each with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and other contingent payments, rights and obligations. 1.3 A CCESSIBILITY , C LIMATE , P HYSIOGRAPHY , L OCAL R ESOURCES AND I NFRASTRUCTURE The closest major airport to the Tintic Project is in Salt Lake City, Utah (UT), located to the north - northwest of the city of Provo, UT via Interstate 15 . Access to the Tintic Project from Provo is via Interstate 15 , a distance of 36 km south to exit 248 to US 6 , then west on US 6 , 27 km to Silver Pass Road,

Osisko Development Corp. and then south 3 . 2 km to the Burgin project office site . The Trixie test mine is located 2 . 6 km southwest of the Burgin office on the paved Silver Pass Access Road . Provo and other smaller towns, including Payson, Santaquin and Eureka, are also adjacent to the Project . The towns of Goshen, Santaquin, Payson and Provo are the main sources for supplies and services . Tintic Project personnel and contractors also live in these areas . The Project has sufficient power and water to support a mining operation . Topographic relief in the East Tintic District ranges from 1 , 494 metres (m) in the Goshen Valley east of the District to 1 , 996 m at nearby Mineral Hill . The elevation at Trixie is 1 , 852 m . The Tintic Mountains host the scanty vegetation typical of an arid region . Different species of cactus, forbs and shrubs grow on exposed rocky points . The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany . At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure . In the valleys, sagebrush, rabbitbrush, Brigham’s tea and cheat grass constitute almost the entire vegetation . Range improvement projects in the area have had some effect on improving grazing . The climate of the East Tintic District is semi - arid . The U . S . Climate data website notes that the mean monthly low temperatures at the nearby town of Elberta range from - 10 Σ Celsius (C) ( 15 Σ Fahrenheit (F)) in January to 15 Σ C ( 58 Σ F) in July . The mean monthly high temperatures range from 2 Σ C ( 37 Σ F) in January to 33 Σ C ( 93 Σ F) in July . The Project has year - round access and operating season . The Project’s main office, laboratory, workshops and onsite processing facilities are located at the Burgin site, immediately off Highway 6 and northeast of the Trixie test mine . The Burgin mine is a past - producing underground operation that was last mined in 1976 . All references to Burgin in this report are with respect to the main office and surface facilities located at this site, and not to the Trixie test mine or deposit, unless otherwise specified . A mill facility, previously operational in 2002 , is located at the Burgin site . In October, 2021 , a pilot vat leaching circuit was established within the old Burgin mill facility for the recovery of gold and silver from the mineralized material from the Trixie test mine . Osisko Development’s recent operations have also included trucking mineralized material to an offsite facility for vat and heap leaching . This activity occurred from late 2020 up to May, 2022 . Test milling designs in the Burgin mill building have been considered through 2023 to further demonstrate the leach recovery results from the pilot vat leach facility in operation through late 2022 . There is a tailings facility north of the processing facilities which is intended to support tailings storage for a potential future Burgin Test Mill . Both pilot milling facilities and pilot heap leach facilities have been considered to further demonstrate the leach recovery results observed in the pilot vat leach facility in operation through late 2023 . There is a separate dry stack facility designed and in permit review to the north of the processing facilities which is intended to handle finely comminuted tailings, such as those from a milling process . Current efforts are primarily focused on developing the heap leach plan, including the above - mentioned re - permitting, and engineering of peripheral components of the heap leach facility . 3 Tintic Project April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

The onsite laboratory at the Burgin site provides fire assay analysis for gold and silver for all underground grade control sampling from the Trixie test mine. Atomic Absorption Spectrometry (AAS) and bottle roll analysis to complement onsite VAT leaching and processing have also been established. Using an onsite laboratory to assay samples generated on site is common practice in the mining industry. Onsite laboratories usually participate in round robin exercises with government or independent laboratories as part of their Quality Assurance and Quality Control programs. In addition, onsite laboratories, such as the Burgin site, usually send out check samples and engage laboratory auditing consultants to independently review their procedures.

The mineral property is sufficiently large that construction of further infrastructure at the Project will not be hindered by lack of space.

1.4 History

1.4.1 Tintic District – Early Mining History (1869 to 2002)

Economic mineralization in the Tintic District was first discovered in 1869 and, within a few years, most of the major near surface ore bodies were being mined and many of the historic mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville had been established. By 1899, the Tintic District had become one of the richest mining districts in the USA. Active mining in the district continued through the 20th and the beginning of the 21st century.

1.4.1.1 East Tintic District

Even though many claims in what is now identified as the East Tintic District had been staked before the turn of the 20th century, the only known occurrence of surface mineralization was in a small outcrop near the present Eureka Lilly shaft. All future discoveries of the blind ore bodies in the East Tintic District have been based on surface alteration and underground geological interpretation.

E.J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. It took a considerable amount of time, two shafts and thousands of feet (ft) of drift and winze workings but, in 1916, the Tintic Standard deposit was discovered and went on to become one of the major lead-silver mines in the world.

Mining geologists, attracted by the discovery of the Tintic Standard deposit, began to study the district. Based on these studies, a long drive on the 700 level of the Tintic Standard mine was commissioned. This exploration work intersected the mineral deposit that became the North Lily mine. Similar strategies led to the discovery of the Eureka Standard mine.

During World War II, the United States recognized that, in the event of a long war, new sources of raw material would be essential. As a result, the US Geological Survey undertook an exploration program seeking blind ore bodies in the East Tintic District. One of the blind targets identified by the USGS was the CCMC oxide area, a prominent outcrop of oxidized and pyritized volcanics which overlies the Burgin deposit. However, no major discovery was made from either the sinking of the 22.6 m (75 ft) deep CCMC

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Osisko Development Corp. shaft or the drift from the Apex Standard mine . It was later surface drilling that made the discovery of the Burgin ore body . District production slowly increased through discovery of new mines and peaked between 1921 and 1930 . From that peak, production decreased to a low between 1961 and 1970 . Production from the Burgin mine led to a second peak of between 1971 and 1976 . 2. Trixie – Exploration Underground Development and Mining (1927 to 1995) 1. Trixie Early Exploration (Pre - 1957) Following the discovery of the Tintic Standard deposit in 1917 , the North Lily deposit in 1927 and the Eureka Standard deposit in 1928 , interest was sparked over a poorly exposed structure overlying the current location of the Trixie test mine . Intense hydrothermal alteration of volcanic rocks exposed at surface at the Trixie site attracted the attention of the U . S . Bureau of Mines which, in 1946 - 1947 , conducted a number of studies in the Trixie area . During 1954 - 1955 the USGS conducted sampling and mapping of the area immediately north of the current Trixie shaft location . This was followed up by the drilling that confirmed the presence of the Trixie fault and the validity of the surface anomalies when low - grade lead - zinc ore was intersected in the Trixie fault zone . After the conclusion of the USGS research program in 1956 , Bear Creek Mining completed additional holes in the target area and several of these holes intersected strong lead - zinc replacement mineralization in the underlying limestone . Despite the apparent presence of ore - grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957 . Subsequently, the decision was made to conduct future exploration from underground . 2. Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992) The sinking of the Trixie shaft was initiated in 1968 and had reached the 750 ft level by 1969 . Although the initial target of exploration at the Trixie historic mine was lead - zinc replacement mineralization in the hanging wall of the Trixie Fault, a gold - bearing structure was encountered during shaft sinking . This northerly - trending and steeply west - dipping structural zone became the primary source of ore, which was concentrated along three gold - silver mineralized shoots referred to as the 756 ore shoot, the 75 - 85 ore shoot, and the Survey zone . The original carbonate replacement deposit (CRD) that was discovered at the Trixie historic mine in 1969 is located on the north end of the deposit within the downthrown carbonate sequence north of the Trixie fault . While limited in scale, the replacement mineralization consists of massive sulphide minerals and jasperoid between the 750 ft level and 900 ft level . The 756 ore shoot represents the most productive of the three historically mined ore zones . This ore shoot plunges to the north, towards the Trixie and Eureka Standard faults and was mined continuously from approximately 75 ft above the 625 level to below the deepest 1350 level development . Based on limited historic drilling it remains open at depth . 5 Tintic Project April 25, 2024

Osisko Development Corp. In 1976 , as mining and exploration continued within the 756 ore shoot, the 75 - 85 ore shoot was discovered approximately 1 , 600 ft ( 488 m) south of the Trixie shaft . The 75 - 85 ore shoot was mined from approximately 50 ft ( 15 m) above the 625 level down to the 1200 level . In early 1980 , Bear Creek Mining discovered the Survey zone while exploring for the Sioux - Ajax fault by drifting south on the 1050 ft level of the Trixie historic mine . The Survey vein segment was explored and extensively developed by Kennecott on the 750 , 900 , 1050 and 1200 levels during the pre - 1995 silica flux mining periods . The southern end of the Survey Vein is extended for a distance of 3 , 400 ft south of the main shaft along the 1050 level and it remains open to the south and at depth . In 1980 , Sunshine Mining Corporation leased the Burgin unit from CCMC and, by 1983 , had also begun work at Trixie where it re - started mining operations and undertook additional underground development and diamond drilling . Much of the underground development and drilling from this time appears to have been focused on the 900 , 1050 , 1200 and 1350 levels . Perhaps the most notable exploration efforts at Trixie during this time were the southerly extensions of the 900 , 1050 and 1200 ft level drifts, following the discovery of the Survey zone, and the northeastward extension from the 1350 ft level to connect with the 1100 ft level of the Eureka Standard mine . This connection provided the underground access needed to evaluate the Eureka Standard fault along - strike and down - dip from the original Eureka Standard mine workings . Sunshine operated the Trixie historic mine until terminating its lease with CCMC at the end of 1992 . 3. Trixie Exploration and Production (2000 to 2002) Between 2000 and 2002 , CCMC (through its affiliate Tintic Utah Metals LLC) undertook an aggressive surface and underground drilling program at Trixie, resulting in the discovery of a small - tonnage gold - silver resource associated with the earlier mined 75 - 85 mineralized zone . The 625 ft level was developed within the mine in 2001 , but mining was suspended due to the decrease in the price of gold below $ 300 /oz and CCMC’s financial and reported management problems . 4. Trixie Exploration and Production (2019 to 2021) 1. TCM – Trixie, Modern Target Generation (2019 to 2020) TCM acquired the historical Trixie mine at the beginning of 2019 , and initially focused its assessment on the base - metal resource opportunity at the Burgin mine . However, high - grade gold opportunities that had potential for near - term production and revenue at Trixie quickly became the focus of the company . Since most of the historic mining was concentrated on the steep west - dipping structural corridor with very little development or exploration into either the footwall or hanging wall, there was high potential to define additional mineralized structures in close proximity to the existing underground infrastructure . In August, 2019 , TCM made the decision to commence rehabilitation of the historic mine and shaft, with the intention of beginning underground drilling and exploration of documented targets on the historic 625 ft and 750 ft development levels . 6 Tintic Project April 25, 2024

Osisko Development Corp. By December, 2019 , TCM had compiled the historic Trixie datasets into a new 3 D model of the deposit and had identified a significant new target in the immediate footwall to the 610 stope . This new target, initially termed the North Survey Vein, was developed from reconsidering assays within historic surface RC holes which could not have originated from any of the historically mined areas . Further investigation of this target led to the discovery of the T 2 and T 4 structures . The broad zones of mineralization encountered in the 2000 - 2001 surface RC drilling were originally interpreted to be caused by the smearing of mineralization within the holes . However, 2021 exploration work by TCM demonstrated that mineralization up to 60 ft in width is associated with the T 4 stockwork . The broad zones of mineralization encountered in the 2000 - 2001 RC drilling were thus re - interpreted as intercepts of T 2 - T 4 stockwork mineralization in the immediate footwall of the 75 - 85 structure . 2. TCM T2 Discovery (2020 to 2021) Between February and June, 2020 , refurbishment of the 625 level was completed and this allowed for the commencement of underground diamond drilling . A total of five diamond drill holes were completed between June and August, 2020 . Despite extremely difficult drilling conditions, visible mineralization within the footwall of the 610 stope was confirmed in three of the five holes . With the visual confirmation of the mineralization and structure, a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone . The decision to develop into the target zone proved extremely fortuitous, as only 13 m ( 44 ft) east of the historic 625 ft level development, TCM drifted directly into the T 2 structure . Abundant visible gold associated with the striking green colour of the mineralized zone aided the visual identification and test mining of the T 2 structure . Initial test mining continued north and south on - strike of the steeply east dipping structure to determine potential strike lengths of the mineralized zone . At the same time, the original 609 exploration cross - cut was extended further eastward to test ground immediately east of the T 2 structure for further mineralization . Together with additional diamond drilling and exploration cross - cuts, a broad zone of mineralized stockwork veining up to 25 m ( 80 ft) in width was identified, and this is referred to as the T 4 stockwork zone of mineralization . 3. TCM Underground Development and Mineral Processing (2020 to 2021) In November, 2020 , the first shipment of mineralized material was shipped to an offsite processing facility and the first gold was poured by TCM . Continual underground development and drilling through 2021 helped define T 2 mineralization over a 120 m ( 400 ft) strike length and led to the recognition of the scale of the T 4 stockwork mineralization . Design work for a surface portal and internal decline ramp to access the Trixie underground development was commenced shortly thereafter . A geological model for T 2 - T 4 mineralization identified the potential significance of the overlying Ophir Shale, as a cap above the Tintic Quartzite host rock, in influencing the T 2 - T 4 mineralized zone . In the fall of 2021 , the Burgin processing facility was equipped with an onsite vat leaching facility . On May 30 , 2022 , Osisko Development announced the completion of its acquisition of TCM . 7 Tintic Project April 25, 2024

Osisko Development Corp. 5. G EOLOGICAL S ETTING AND M INERALIZATION 1. Geological Setting The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering more than 200 square kilometres (km 2 ) (or approximately 80 square miles) within the East Tintic Mountains of north - central Utah . The district is centred approximately 90 km ( 56 miles) south - southwest of Salt Lake City and 65 km ( 40 miles) south of the Bingham Canyon porphyry Cu - Au - Mo deposit . The East Tintic Mountains occupy a position within the Late Cretaceous Sevier fold and thrust belt approximately 30 km ( 20 miles) from the eastern limit of the Basin and Range extensional province, as defined by the surface expression of the Wasatch fault . District mineralization is associated with a post - Sevier compression and pre - Basin and Range extension period of magmatism spanning ca . 27 - 35 Ma (latest Eocene to Oligocene) . Commonly divided into Main, East, North and Southwest subdistricts, the greater Tintic is collectively the second largest metal producing district in Utah state, with Bingham first and Park City a close third . The core Tintic Project area covers more than 90 % of known deposits within the East Tintic subdistrict . Additional coverage extends north, west, and south into the North, Main and Southwest districts, respectively . 2. District Geology The geology of the Tintic district can be summarized as the record of four major phases of geologic evolution . These are 1 ) development of a Palaeozoic platformal sequence atop previously deformed Precambrian basement, 2 ) folding, faulting and uplift accommodating east - west shortening during the Late Cretaceous Sevier Orogeny, 3 ) latest Eocene to Oligocene calc - alkaline magmatism associated with district mineralization, and 4 ) Miocene to recent Basin and Range extension . Accommodation of east - west shortening during Late Cretaceous Sevier Orogeny resulted in the development of the district scale Tintic syncline - East Tintic anticline fold pair, and several associated district - scale generally west - vergent thrusts . The geometry of the sub - horizontal roughly north - south trending fold pair is responsible for the general basement architecture of the Tintic district, wherein the youngest (Mississippian) rocks of the Palaeozoic sequence are preserved along the trough of the Tintic syncline in the Main district and the Tintic Quartzite is present at its highest structural levels along the crest of the East Tintic anticline in the East district . High - angle structures developed in relation to the Sevier orogeny include a system of predominantly northeast trending faults, with strike - slip offset interpreted as accommodating differential displacement syn - compression, and a system of variably oriented normal faults developed in accommodation of late to post - orogenic gravitational collapse . Extensive erosion following Sevier uplift resulted in the development of a rugged paleo - topography by the onset of district magmatism ca . 35 Ma . The latest Eocene to Oligocene magmatic record consists of a quartz latite flow and tuff dominant sequence of irregular thickness up to 1 , 500 m ( 5 , 000 ft), with cross cutting to coeval locally porphyritic monzonite to quartz monzonite intrusions of varying geometries . District mineralization, dated in the East Tintic at around 31 Ma, is contemporaneous and associated . In the East Tintic district, known fissure - vein and replacement deposits are nearly exclusively buried beneath the irregular volcanic cover . While the basal (pre - mineral) volcanic cover hosts no significant mineralization, it is commonly characterized by significant hydrothermal alteration . Several sub - km - scale lithocaps point to potential porphyry targets at depth, where more localized alteration along 8 Tintic Project April 25, 2024

Osisko Development Corp. predominantly north to northeast - trending fissures with associated pebble dikes were used in successful targeting of many of the known historic deposits . The Palaeozoic sequence and its irregular volcanic cover are disrupted by Basin and Range extensional faulting . Miocene - age volcanics likely mark the onset of extension in the district ca . 16 - 18 Ma . While any pre - existing fault structures are likely primed for some degree of Basin and Range extensional reactivation, the most significant normal offsets occur along roughly north - south trending structures, e . g . , the district - scale Eureka Lilly fault . The variably north - south striking and west - dipping Eureka Lilly fault forms a major aquitard through the East Tintic district, dividing a fresh, cool - water - table in its hanging - wall to the west from a hot and saline water table in its footwall to the east . Post - lava offset on the Eureka Lilly fault is apparently variable along strike and may account for only one - half to a third of the total offset across the structure, believed to have initiated during Late Sevier orogeny . 3. District Mineralization and Structure The four subdistricts of the Tintic are in part distinguishable in terms of their known mineral occurrences, hosted within the deformed Palaeozoic sequence and, to a more limited extent, Oligocene monzonitic intrusions . The Main district is the most historically productive district by far, with characteristic carbonate - hosted lead - zinc - silver replacement deposits that form predominantly north to northeast - trending sub - horizontal zones rooted into subvertical chimney - like mineralized bodies rich in copper, gold and silver . Carbonate - replacement deposits with economic zinc ц lead ц silver are likewise present in the East district and the historically least - productive North district . The East district is unique in terms of the relative structural complexity of its deposits, and by the added presence of gold and silver - rich high - sulphidation fissure vein systems hosted within the brittle and unreactive Tintic Quartzite, such as at Trixie . The Southwest district is characterised by a relative dominance of igneous rocks, containing fissure systems hosted within the Silver City stock and smaller associated monzonitic porphyry intrusions . The Southwest district is also host to the Southwest Tintic porphyry copper system, viewed as subeconomic but with minor historical production from peripheral high - sulphidation, copper - silver - lead veins . Several key observations suggest the presence of additional and potentially economic porphyry centres within the district . These include indicator clay assemblages and elevated molybdenum and/or copper - lead ratios at the Big Hill, Silver Pass, and Government Canyon lithocaps, all contained within the Tintic Project claims area . 4. Geology, Structure and Mineralization at Trixie Mineralization at the Trixie test mine is structurally controlled within a north - south - trending fissure - vein and breccia system developed within the brittle Tintic Quartzite . Gold and silver - rich mineralization within the so - called Trixie vein system is best classified as high - sulphidation epithermal (see discussion in Section 8 ) . Current development and exploration at Trixie is focused within and in the footwall to the historically productive steep - to - the - west - dipping 75 - 85 structural corridor, primarily targeting the subvertical - to - the - east - dipping T 2 fissure vein and a network of smaller - scale likewise north - south - trending mineralized fissures in its hanging wall . Sub - horizontal Palaeozoic strata exposed in underground workings at Trixie are believed to occupy a position within or proximal to the hinge zone of the East Tintic anticline, the nature of which may exert primary influence on the geometry, frequency, and distribution of grade controlling structures within the 9 Tintic Project April 25, 2024

Osisko Development Corp. Trixie vein system . The stratigraphic contact between the Tintic Quartzite and overlying and impermeable lower shale member of the Ophir Formation appears to have a major controlling influence on the development and grade distribution of mineralization at Trixie . While controlling structures within the Trixie vein system do penetrate the younger overlying sequences, mineralization typically displays strong rheologic control and is restricted to the older and underlying brittlely fractured Tintic Quartzite host . The main shaft of the historic Trixie mine was collared at approximately 1 , 852 m ( 6 , 075 ft) elevation into an outcropping window of Middle Cambrian Teutonic Limestone . The shaft passes through the full thickness of the Ophir Formation to reach the Tintic Quartzite at a depth of approximately 125 m ( 410 ft) below surface . Current development stems off the historical 625 level of the mine with lesser development off the 750 level . Deeper historical workings include the 900 , 1050 , 1200 , and 1350 levels . The water table at Trixie currently sits below the lower limits of the Trixie main shaft, which extends another ~ 100 ft below the 1350 level, around 442 m below surface . The Late Eocene to Oligocene Packard Quartz Latite unconformably overlies the Palaeozoic sequence, highlighting a rugged palaeotopography and locally reaching thicknesses up to 380 m ( 1 , 250 ft) directly south of the ventilation shaft . North of the Trixie main shaft, the Tintic Quartzite is down - dropped an estimated 198 m ( 650 ft) across the east - west - trending sub - vertically north - dipping Trixie fault zone (Morris et al . , 1979 ) . At the very northern limits of development, the sequence is again offset relative down to the north across the Eureka Standard fault zone, which appears to consist locally of at least two major east - northeast trending splays . Though not fully constrained, relative stratigraphic offset across the Eureka Standard fault zone is of similar or greater magnitude to that observed across the Trixie Fault zone . The Eureka Lilly fault zone at Trixie runs sub - parallel to the 75 - 85 structural corridor and likewise dips steeply to the west . The two structures apparently converge just beyond the southern limits of current exploration and development . The historically mined South Survey Vein, which defines the southern limits of Trixie historic development, appears to occupy a position within or directly adjacent to Eureka Lilly structural corridor . The historic 756 ore shoot at the north end of Trixie development displays a steep northerly plunge in the footwall to the Trixie fault zone . At the southern end of Trixie development, an apparent southerly plunge to higher grade ore shoots within the historically mined 75 - 85 zone is less well understood . It has been previously suggested that the geometry of these ore shoots could be related to a presumed south - dipping splay of the Sioux Ajax fault zone, a system with known structural control on mineralization within the Mammoth and Iron Blossom mines in the Main Tintic district to the west . However, strong evidence for the presence of this structure at the southern limits of current development and exploration has yet to present . It has been more recently postulated that the apparent southerly plunge of the historically mined 75 - 85 zone ore shots may instead be controlled by the intersection of the 75 - 85 structure and the Eureka Lilly fault zone . 1.6 E XPLORATION P ROGRAMS Exploration work undertaken at the Tintic Project in 2022 and 2023 consisted of a coordinated underground mapping and sampling program at Trixie and a regional surface mapping and sampling campaign, as well as compilation of historical data from several of the largest mining operations in the 10 Tintic Project April 25, 2024

Osisko Development Corp. district . Underground at Trixie, post - advancement face, rib and back chip - sampling, and post - survey three - dimensional underground back and rib geologic mapping were conducted by the geological team . On surface, detailed geological and alteration mapping, structural measurements, and rock sampling were conducted by Osisko Development geologists, while soil samples were collected by a team from Rangefront Mining Services (Rangefront Mining) . No surface regional - scale mapping or sampling programs were conducted in 2022 . 1. 2023 Regional Surface Exploration The primary goal of the 2023 regional exploration program was to acquire a better understanding of the relationship between the known blind deposits of the East Tintic District and the surface lithological, alteration, geochemical, geophysical, spectral mineralogy and structural indicators which may be used to expand on known deposits and define new targets . To address this goal, available historical datasets were assembled, digitized and imported into Leapfrog and ArcGIS Pro, suites of rock samples were collected from across the property, a campaign of detailed lithological and alteration mapping was conducted, and an expansion of the existing soil sample grid was completed . The footprint of mapping and rock sampling covers approximately 1 , 000 hectares, while the 2023 soil sampling footprint covered approximately 830 hectares . The 2023 rock sampling campaign can be effectively subdivided into three subcategories, 1 ) sampling of pebble dikes, breccias and gossan zones as the most direct way to sample the hydrothermal plumbing system from surface, 2 ) the sampling of monzonite porphyry plugs stocks and dikes to better understand the magmatic system and to assess the potential for porphyry Cu - Au - Mo mineralization and 3 ) the sampling of the major mine - dump piles in the district with the goal of testing and constraining the proposed district scale metal zonation (e . g . moving from a Cu - Au rich core in the SW of the property outwards to Pb - Ag and eventually to Pb - Zn on the peripheries) . 1. Targeting and Exploration Potential One of the primary goals of the 2023 regional program was to develop drill - ready targets for future testing . Given the vast amount of available data from a wide range of sources and potential for multiple different deposit types in the district, the goal of this exercise was to remain as objective as possible and not be overly influenced by any one dataset . To do this, polygons were drawn in 29 different feature classes representing areas of anomalous prospectivity . For soil geochemistry, each element of interest or metric was filtered to the 90 th percentile before polygons were drawn over areas where at least two adjacent soils were above the threshold . Similarly, rock sample points were first filtered to remove mine dump samples, then further filtered to 90 th percentile and 30 m buffers were drawn . Buffers were also drawn around mapped breccia zones, pebble dikes, gossan zones and major faults . Favourable alteration polygons included areas of mapped Advanced argillic, sericitic, Iron - Oxide - rich and moderate to strong silica . Polygons representing the favourable zones of chargeability, resistivity and magnetism were also included . Underground mine workings were projected to surface with a 30 m buffer added . Points with a 30 m buffer were also added at each of the mapped prospects, shaft collars and adit entrances . Using GIS software, each of the polygon feature classes were added together to produce a single output layer with an attribute column containing the count of overlapping prospectivity . 11 Tintic Project April 25, 2024

Osisko Development Corp. From the targeting methodology described above, a total of 15 primary targets and 10 secondary targets were identified . Of the 15 primary targets, eight of them overlie zones of known mineralization, which is a good sign that the methodology works . For each of those 8 primary targets overlying known mines or mineralization, the exploration potential has been evaluated based on the available underground mapping, historical ore grades and production numbers . The additional exploration potential in these mines comes primarily from four categories : 1) Locations and orientations of economically mineralized structures that are already known . Because of extensive historical underground exploration and high - quality geological mapping much is already known about the locations, nature and orientation of the veins and breccias that will be targeted . This will considerably reduce the cost that would normally be incurred in determining these characteristics . 2) Changes to the value of metals . Most of the mines under consideration were closed due to unfavourable economic conditions between 1940 and the mid 1950 ’s . Since that time, the inflation adjusted gold price has more than tripled, meaning that much of the material that would have been deemed sub - economic at the time of mining will be above current cut - off grades . 3) Historical mining followed mineralization down to the elevation of the contemporary water table and stopped there, leaving all these deposits open at depth . Since the water table has dropped since ca . 1950 , more mineralized material, even above the historical cut - off grades, will now be accessible . 4) High probability of sub - parallel breccia/vein structures . The nature of the breccia/vein hydrothermal systems makes it likely that multiple sub - parallel structures would have been exploited in the pathway of the fluid/vapour outflows . Thus, by drilling at a high angle to the structures the potential of intersecting so far undiscovered and sub - parallel veins is maximized . 2. Exploration Drilling Programs 1. Surface RC Drilling Surface RC drilling of the Trixie Deposit commenced in July, 2022 . Layne Christensen Company (Layne) was the drilling contractor for this program and drilled until December, 2022 . A total of 8 , 770 m ( 28 , 773 ft) was drilled in 28 holes in 2022 . The RC assays from 20 holes were returned in 2023 and are included in the database . 2. Surface Diamond Drilling On December 1 , 2023 , Major Drilling commenced drilling on the copper - moly - gold target at Big Hill . By the end of 2023 , a total of 390 m ( 1 , 277 ft) had been drilled on the first hole . Initial target depths for the holes are 1 , 524 m ( 5 , 000 ft) . Work is continuing on this target . 3. Underground Diamond Drilling On October 3 , 2022 , Nasco Industrial Services and Supply LLC . (NISS) commenced drilling the Trixie deposit and, by December 19 , 2022 , had completed 990 . 6 m ( 3 , 250 ft) of underground diamond drilling 12 Tintic Project April 25, 2024

Osisko Development Corp. in 28 drill holes . In 2023 , NISS drilled a total 6 , 028 m ( 19 , 776 ft) of underground drilling in 73 holes at Trixie . A total of 122 new holes from the remainder of the 2022 drilling and 2023 drilling were included in the updated MRE . Underground holes were drilled in vertical fans oriented semi - orthogonally to the strike of the deposit . Multiple fans were drilled from each underground drill bay with both up and down holes ranging from dips of + to - 55 Σ averaging 67 m ( 220 ft) per hole . In October, 2023 , one hole commenced drilling to test for a copper - moly - gold porphyry target below the Trixie deposit . This hole was drilled to a depth of 626 m ( 2 , 054 ft) . At the time of data cut - off, assays are pending for this hole . This hole was not included in the Trixie MRE . 1.6.2.4 Drilling and Assay Problems Average diamond drill production of 12 . 2 m ( 40 ft) per day was typical of the 2023 program with all - in drilling costs around $ 213 /ft . Difficult drilling conditions addressed in previous reports have continued at Trixie . Recovery in the diamond drilling program averages a reasonable 90 . 1% , however the core suffers significant destruction during the drilling process, resulting in difficult interpretations of significant mineralized structures, and increased uncertainty in the rock quality designation and recovery data . Broken ground, significant faulting and hard abrasive lithologies have resulted in slow sample production and further compromised the structural interpretation . In addition, the lack of structural data made true - width relationships difficult to determine from the drilling . A significant difference in assay grade is seen between the drilling results and results taken from underground face sampling at Trixie . Underground face samples typically show grades in 100 ’s to 1 , 000 ’s of grams per tonne ( 10 ’s to 100 ’s troy ounces per ton) whereas drilling results show occasional grade greater than 100 g/t Au . Sludge samples were collected from holes TRXU - DD - 23 - 057 to TRXU - DD - 23 - 072 to investigate of gold was washed out in fine material from drill cuttings . The results indicated anomalous sludge sample assays correlated with anomalous drill core assays . A total of five exploration cross - cuts were constructed to investigate the correlation with drill hole data and face sampling, further to the south and cross cutting the T 2 , T 4 and 75 - 85 zones . The face sampling correlated with the drill hole results . Lastly, any sample that had logged T 2 lithologies or grade greater than 1 . 0 g/t Au were re assayed using screen metallic analysis to gain a bigger sample and compare screen metallic with fire assay . The results were comparable . It is concluded that the drill hole data are representative of and accurate for the gold at Trixie . The expression, “Drill for structure, mine for grade” can be applied at Trixie . 7. M ETALLURGICAL T ESTWORK 1. Sample Provenance Two bulk metallurgical composite samples were prepared by Osisko Development from mineralization obtained during the exploration test mining performed during 2021 and early 2022 . The first bulk composite (T 2 Soil Sample) was prepared from laboratory high grade coarse reject samples, over an 8 - month period from April to December, 2021 . This 477 . 5 kg sample was selected to 13 Tintic Project April 25, 2024

Osisko Development Corp. be representative of a T 2 /T 4 high grade run - of - mine (ROM) material leached in the TCM pilot vat leach facility (VLF) during 2021 and 2022 . The second composite sample (T 4 Soil Sample) was prepared using four sample increments at various mine accessible points of the T 4 structure . This 171 kg sample was selected to be representative of the bulk T 4 structure at the 625 level . 1.7.2 Metallurgical Testwork Metallurgical testing was undertaken by Kappes, Cassiday & Associates (KCA), Reno, Nevada and included the following primary testwork : 14 Tintic Project April 25, 2024 1.7.2.1  Multi - element analysis of the samples.  Diagnostic leaching.  Gold deportment mineralogy (AMTEL).  Bulk mineralogy (FLSmidth).  Bottle roll leach testing at various particle sizes.  Gravity separations tests.  Comminution testwork (Hazen Research). Sample Characterization The head grades of the two samples were 64 . 1 g/t Au and 102 g/t Ag for T 2 , and 8 . 8 g/t Au and 14 . 5 g/t Ag T 4 . Both samples are characterized by high silica content ( 92 % to 96% ) and low sulphide sulphur content, typically less than 0 . 2 % S 2 - . Copper in the T 2 sample measured about 750 g/t but only about half of this was readily cyanide soluble . Diagnostic leach tests using samples of the two composites ground to 80 % passing 74 microns indicated that approximately 99 % of the gold in sample T 2 and 88 % in sample T 4 , is directly soluble . Mineralogical gold deportment studies showed that 99 % of the gold in sample T 2 was exposed and potentially cyanide soluble, while T 4 material showed that 81 % of the gold was free gold with hessite and telluride associations of 7 % and 10 % respectively . The gold grains identified in sample T 2 tended to be larger than those in T 4 . Comminution tests showed that both samples were relatively hard and abrasive . Bond ball mill work indices of 18 . 2 kWh/t and 19 . 0 kWh/t were calculated for T 2 and T 4 , respectively . Deleterious elements often encountered in gold mineral resources are present in low concentrations in both these samples . Mercury is < 3 ppm, selenium was analyzed at or below 5 ppm, and arsenic was 176 g/t on average for T 2 and 29 g/t for the T 4 sample . The T 2 high grade structure sample did show relatively higher concentrations of these deleterious elements than the T 4 material . The sulphide

Osisko Development Corp. sulphur content was relatively low for both samples and, therefore, it is unlikely that the mineralization will be acid generating . 3. Testwork Results Bottle roll cyanide leach tests gave results of up to 99 % Au and 88 % Ag extraction after 72 hours for sample T 2 . The corresponding best T 4 tests achieved 98 % Au and 84 % Ag extraction . Gravity separation tests using sample T 2 suggested that approximately about 40 % gold can be recovered by gravity separation . 4. Additional Testwork In addition to the metallurgical/mineralogical work outlined above, Osisko Development reports that testwork was completed by Patterson Cooke to determine the dewatering behaviour of leach tailings samples . This program of work included thickener settling rates, filtration rates, and Proctor compaction tests . Osisko Development also reported that testwork to support engineering of a cyanide destruction system was completed by Forte Dynamics . Osisko Development reports that around 70 to 75 % gold recovery was achieved by the pilot scale operation of the vat leach facility, using crushed mineralization . This reported recovery is allegedly supported by regular internal bottle roll test results, using crushed and ground vat feed samples over one year of test mining, which typically showed about 83 % gold extraction at a top size of 5 mm . Micon was not provided with test reports to verify this work . 8. T RIXIE M INERAL R ESOURCE E STIMATE 1. Introduction The 2024 Mineral Resource Estimate for the Trixie test mine (the “ 2024 MRE”), was conducted between February and March 2024 . This is an update to the Initial MRE dated January, 2023 . 2. Methodology The mineral resource area for the Trixie deposit covers a strike length of approximately 530 m down to a vertical depth of approximately 350 m below surface . The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v . 2023 . 2 (LeapFrog) . Wireframe modelling and included the construction of six mineralized domains constrained to the extents of the regional - scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation . Geostatistical analyses were carried out using Datamine Snowden Supervisor v . 8 . 15 . 0 . 3 (“Supervisor”) . The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM v . 2 . 0 . 66 . 0 (Datamine) . Resource - level potentially mineable underground shapes were created using the Deswik CAD v . 2023 . 2 . 762 Shape Optimizer module (Deswik . SO v . 5 . 0 . 3792 ) . 15 Tintic Project April 25, 2024

Osisko Development Corp. 3. Resource Database The close - out date for the Trixie deposit 2024 MRE database is February 13 , 2024 . It consists of 161 validated diamond drill holes, totalling 9 , 305 . 51 m of assayed core and comprised of 8 , 373 sample intervals . The database also includes 22 validated RC drill holes, totalling 3 , 447 . 29 m of assayed RC drilling and comprising 2 , 430 sample intervals, and 1 , 387 underground chip sample strings comprised of 6 , 191 sample intervals assayed for gold and silver . The database includes validated location, survey and assay results . It also includes lithological descriptions taken from drill core logs . The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging between 1 . 5 and 50 m . In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling . 4. Geological Model The geological model of the Trixie deposit was prepared in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by February 13 , 2024 . A total of six mineralized domains, were modelled, with each domain restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids . The domains modelled were the T 2 , T 3 , T 4 , Wild Cat, 40 Fault and the 75 - 85 . In addition, a north - south trending sub - vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes . Though the full extent of the structure is at present unknown, it is currently inferred to project through the entirety of the model . As underground mapping indicates a minor offset of the T 2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation . The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains . 5. Geostatistical Analysis 1. Compositing Most of the analytical samples were collected with lengths between 0 . 15 and 1 . 83 m . A modal composite length of approximately 1 . 22 m was applied to all domains, generating composites as close to 1 . 22 m as possible, while creating residual intervals with a minimum length of 0 . 06 m . Composite samples were derived from raw values within the modelled resource domains . 16 Tintic Project April 25, 2024

Osisko Development Corp. 2. High grade Capping Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for high grade outlier gold and silver assays at the Trixie deposit . The top capping thresholds were selected based on the probability plots and vary from 50 . 0 g/t to 1 , 600 . 0 g/t Au and 300 . 0 g/t to 2 , 300 . 0 g/t Ag . The maximum range for high - grade continuity was established using the indicator variograms, which suggest a loss of continuity after 3 . 0 m to 9 . 0 m, depending on the mineralized domain . A range of 7 . 6 m was selected and applied to all zones as a general average search range for the first pass grade top cut interpolation . Secondary capping thresholds were also selected based on the probability plots and these vary from 20 . 0 g/t to 250 . 0 g/t Au and 125 . 0 g/t to 1 , 300 . 0 g/t Ag . Secondary capping was applied to the composites when search ranges exceeded 7 . 6 m . Continuity of the secondary capping was confirmed using indicator variograms . 3. Density The density databases contain 512 measurements taken on samples across multiple geologic domains . Average bulk density values in the mineralized domains were assigned to the T4 (2.618 t/m 3 ), T2 (2.955 t/m 3 ), T3 (2.638 t/m 3 ), Wild Cat and 40 Fault (2.621 t/m 3 ), and 75 - 85 (2.617 t/m 3 ) domains. A density of 0.00 t/m 3 was assigned to the underground development from all past mining activities. Bulk densities were used to calculate tonnages from the volume estimates in the block model. 4. Variogram Analysis The spatial distribution of gold and silver was evaluated through variogram analysis and spherical variograms were modelled for each of the mineralized domains. All variogram analyses and modelling were performed in “Supervisor” . Primary directions and orientations of the variograms were observed in the data and visually in 3 D space . These orientations were then examined statistically within the software package to ensure that they represented the best possible fit of the geology and grade continuity . 5. Search Parameters For all domains, the 3 D directional - specific search ellipses were guided by the local orientation of the mineralized structures for an anisotropic search . The search radii were influenced and determined by both the grade and indicator variograms . The third direction of the search radii was primarily influenced by the average widths of mineralization observed in the underground mapping . Grade distributions and kriging neighbourhood analyses (KNA) were used to help guide the number of composites to use for the grade interpolations. 17 Tintic Project April 25, 2024

Osisko Development Corp. Search neighbourhoods used different capping levels, as determined through a threshold analysis . 6. Block Model and Grade Interpretation The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods . A block size of 1 . 22 x 2 . 44 x 2 . 44 m was used . Sub - cells were used, allowing a resolution of 0 . 30 m x 0 . 30 m x 0 . 30 m . Sub - celling of the parent block size was used to efficiently represent the volumes of the modelled mineralized domains . Sub - cells were assigned the same values as their parent cell . No rotation was applied to the block model . Three search passes were used for interpolating grades into the block model, applying the appropriate grade caps for each . A series of sensitivity runs were performed to examine the impact of various parameters on the estimation . Parameters were selected, and gold and silver were estimated using inverse distance squared (ID 2 ) . Each subsequent estimation pass used increasing search neighbourhood sizes, determined from grade and indicator variogram results . Samples from a minimum of two drill holes or chip strings were required to estimate all blocks . 7. Model Validation Mineralized domain models were validated using a variety of methods including visual inspection of the model grades, grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development . All analyses indicate that the model follows the grade distribution of the informing composites and that the accuracy of the model has been demonstrated . The total global comparison for each search neighbourhood is within an 8 % tolerance for global bias and a local comparison is within 1 % for a three - month average reconciliation . The QP considers the model to be a reasonable representation of the Trixie mineralization, based on the current level of sampling . 8. Mineral Resource Classification Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit . No material has been classified as measured for the 75 - 85 domain due to the lack of chip sample data that fully crosscuts or follows the mineralization . Blocks estimated within the mineralized domains not meeting the criteria to classify them as either measured, indicated or inferred were not classified and are not included in the mineral resource estimate . 9. Reasonable Prospects for Eventual Economic Extraction A reasonable economic cut - off grade for resource evaluation at the Trixie deposit was determined using the parameters presented in Table 1 . 1 . The QPs consider the selected cut - off grade of 4 . 32 g/t Au to be appropriate, based on the current knowledge of the Project . 18 Tintic Project April 25, 2024

Osisko Development Corp. Table 1.1 Resource Cut - Off Grade Parameters 19 Tintic Project April 25, 2024 Values (USD) Parameters $74.33 Mining Cost ($/ST) $52.71 G&A ($/ST) $41.00 Heap Leach Processing ($/ST) $2.65 Total Refining Cost /oz $1,750.00 Gold Price ($/oz) 4.50% Royalty (Combination) 80.0% Heap Leach Au Recovery 4.32 Cut - off Grade (COG) Table supplied by Osisko Development. *ST represents short ton. The Deswik Stope Optimizer (DSO) was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes” . The DSO parameters used a minimum mining shape of 6 . 1 m along the strike of the deposit, a height of 6 . 1 m and a minimum width of 1 . 5 m . The maximum shape measures 6 . 1 m x 6 . 1 m x 12 . 2 m in width . Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources . In the opinion of the QPs, the use of the conceptual mining shapes as constraints to report Mineral Resource Estimates demonstrate that the reported resources meet the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for reasonable prospects of eventual economic extraction . Economics of the resources were based on the gold equivalent content based on gold and silver grades within the mineralized domains . The gold equivalence was calculated by incorporating the silver content based on a silver : gold ratio, calculated with the gold price and metallurgical recovery reported in Table 1 . 1 and a silver price of US $ 23 . 00 /oz and a silver metallurgical heap leach recovery of 45% . 1.8.10 Mined Void Depletion All current underground development at the Trixie deposit has been conducted by TCM and the void solids for this development have been surveyed, modelled, and kept up to date by TCM . Using recent drill hole intercepts of historic voids, along with historic level plans, sections, and reports, an attempt was made through 2023 to re - model the 3 D historic mine workings . To reduce the risk of the uncertainty in void locations, it was determined to use buffers around the historical shapes to deplete the resource estimate . A 6 . 1 m buffer was developed around the main shaft and the vent raise, as these are critical pieces of infrastructure . A 3 . 0 m buffer was developed around most of the remaining re - modelled historic levels and stopes . However, a 1 . 5 m buffer was developed around the historic development in the areas in which a high percentage of recent drill holes intersected the voids . The historical buffers and the current development voids are used to deplete the final mineral resource of the Trixie deposit .

Osisko Development Corp. 11. Trixie Mineral Resource Estimate Statement The QPs have classified the 2024 MRE as Measured, Indicated, and Inferred Mineral Resources based on data density, search ellipse criteria, and interpolation parameters . The 2024 MRE is considered a reasonable representation of the mineral resources of the Trixie deposit, based on the current quality data and geological knowledge . The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves . Table 1 . 2 displays the results of the 2024 MRE at a 4 . 32 g/t Au cut - off grade for the Trixie deposit . 12. Mineral Resource Grade Sensitivity Analysis Table 1 . 3 shows the cut - off grade sensitivity analysis of gold and silver for the 2024 MRE . The reader should be cautioned that the figures provided in Table 1 . 3 should not be interpreted as a mineral resource statement . The reported quantities and grade estimates at different cut - off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut - off grade . Micon’s QP has reviewed the MRE cut - off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold . 20 Tintic Project April 25, 2024

Tintic Project
micon INTERNATIONAL LIMITED | mineral industry consultants

Table 1.2
Trixie Deposit Mineral Resource Estimate (MRE) Statement

Classification	Cut-off Grade	Quantity	Grade Gold	Contained Metal	Grade Silver	Contained Metal	Grade Gold Equivalent	Contained Metal
	Gold (g/T)	('000 T)	(g/T)	Gold ('000 oz)	(g/T)	Silver ('000 oz)	(g/T)	Gold Equivalent ('000 oz)
Measured	4.32	120	27.36	105	61.73	238	27.82	107
Indicated	4.32	125	11.17	45	59.89	240	11.62	47
Total Measured + Indicated	**4.32**	**245**	**19.11**	**150**	**60.80**	**478**	**19.56**	**154**
Inferred	4.32	202	7.80	51	48.55	315	8.16	53

Notes:

1. Effective date of the Mineral Resource Estimate (MRE) is 14 March 2024.
2. Mr. William Lewis P.Geo., of Micon International Limited and Alan J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent "Qualified Persons" as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and are responsible for the 2024 MRE.
3. The mineral resources disclosed in this presentation were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
4. Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
6. Geologic modelling was completed by Osisko Development modelling geologist Jody Laing, P.Geo., using Leapfrog Geo software. The MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo. using Datamine Studio RM 2.0 software. William Lewis and Alan San Martin of Micon International Ltd. reviewed and validated the Mineral Resource Model.
7. The estimate is reported for an underground mining scenario. The cut-off grade of 4.32 g/t Au was calculated using a gold price of $US1,750/oz, a CAD:USD exchange rate of 1.3; total mining, processing and G&A costs of $US168.04/imperial ton, a refining cost of $US2.65/ounce, a combined royalty of 4.5% and an average metallurgical gold recovery of 80%.
8. The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of $US23/oz and metallurgical silver recovery of 45%.
9. Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m³), T3 (2.638 T/m³), T4 (2.618 T/m³), Wild Cat, and 40 Fault (2.621 T/m³), and 75-85 (2.617 T/m³) domains.
10. Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11. The Mineral Resource results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
12. Neither Osisko Development nor the Micon QPs are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the Technical Report.

21
April 25, 2024
Osisko Development Corp.

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Table 1.3
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
Measured + Indicated	426,210	2.00	12.14	166,338	45.87	628,563	12.48	170,985	
	393,582	2.25	12.98	164,297	48.24	610,382	13.34	168,810	
	366,130	2.50	13.79	162,348	50.18	590,666	14.16	166,715	
	344,413	2.75	14.50	160,553	51.71	572,631	14.88	164,787	
	324,251	3.00	15.23	158,722	53.31	555,740	15.62	162,831	
	307,112	3.25	15.93	157,273	54.83	541,350	16.33	161,276	
	291,005	3.50	16.64	155,716	56.19	525,681	17.06	159,603	~$2,100
	274,040	3.75	17.47	153,934	57.94	510,470	17.90	157,708	~$2,000
	261,219	4.00	18.14	152,350	58.95	495,091	18.58	156,010	~$1,900
	247,549	4.25	18.92	150,604	60.43	480,968	19.37	154,159	~$1,800
	244,590	**4.32**	**19.11**	**150,248**	**60.80**	**478,078**	**19.56**	**153,782**	
	237,143	4.50	19.58	149,266	61.52	469,058	20.03	152,734	~$1,700
	226,567	4.75	20.29	147,774	62.80	457,428	20.75	151,156	~$1,600
	217,327	5.00	20.99	146,677	64.07	447,646	21.47	149,987	~$1,500
	208,263	5.25	21.74	145,575	65.16	436,296	22.22	148,801	~$1,450
	198,538	5.50	22.55	143,909	66.19	422,504	23.03	147,032	~$1,400
	190,247	5.75	23.28	142,416	67.43	412,467	23.78	145,466	
	182,842	6.00	24.01	141,164	68.57	403,074	24.52	144,144	
	173,188	6.25	25.01	139,235	70.02	389,880	25.52	142,117	
	165,955	6.50	25.81	137,734	71.39	380,902	26.34	140,550	
	159,018	6.75	26.76	136,832	73.21	374,280	27.31	139,599	
	152,986	7.00	27.55	135,503	74.34	365,663	28.10	138,207	
Inferred	565,158	2.00	4.56	82,830	30.88	561,011	4.79	86,977	
	501,077	2.25	4.88	78,645	32.61	525,360	5.12	82,529	
	438,189	2.50	5.26	74,056	34.46	485,528	5.51	77,645	
	384,864	2.75	5.63	69,707	36.46	451,119	5.90	73,042	
	342,880	3.00	5.99	66,034	38.38	423,112	6.27	69,162	
	310,856	3.25	6.30	62,974	39.98	399,562	6.60	65,928	
	279,722	3.50	6.65	59,767	41.84	376,306	6.96	62,549	~$2,100
	247,838	3.75	7.06	56,260	44.28	352,865	7.39	58,868	~$2,000
	224,039	4.00	7.42	53,438	46.31	333,578	7.76	55,904	~$1,900
	205,085	4.25	7.74	51,026	48.26	318,207	8.10	53,379	~$1,800

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Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
	201,603	**4.32**	**7.80**	**50,569**	**48.55**	**314,678**	**8.16**	**52,895**	
	190,002	4.50	8.02	49,009	49.90	304,803	8.39	51,262	~$1,700
	175,561	4.75	8.33	47,022	51.73	291,971	8.71	49,181	~$1,600
	163,894	5.00	8.60	45,313	53.08	279,718	8.99	47,381	~$1,500
	152,515	5.25	8.88	43,531	54.53	267,379	9.28	45,508	~$1,450
	141,728	5.50	9.16	41,742	55.92	254,818	9.57	43,625	~$1,400
	132,718	5.75	9.42	40,196	57.21	244,126	9.84	42,000	
	123,472	6.00	9.71	38,532	58.70	233,028	10.14	40,255	
	114,401	6.25	10.02	36,854	59.80	219,939	10.46	38,480	
	106,080	6.50	10.35	35,291	60.43	206,087	10.79	36,815	
	98,845	6.75	10.66	33,874	61.10	194,185	11.11	35,310	
	91,725	7.00	10.99	32,397	61.91	182,579	11.44	33,747	

Table supplied by Osisko Development.

1.9 CONCLUSIONS

With the acquisition of the Tintic Project in May, 2022, Osisko Development has acquired the majority of the East Tintic Mining District in Utah. The East Tintic Mining District is part of the larger Tintic Mining District, where economic mineralization was first discovered in 1869, and which, by 1899, had become one of the richest mining districts in the United States. Active mining in the district continued through the 20th and beginning of the 21st century.

The exploration, compilation and development work on the Trixie deposit conducted by Osisko Development since the initial MRE dated January, 2023, has resulted in a better understanding of the geology and mineralization. Based upon the work, Osisko Development has been able to provide an update to the mineral resource estimate for the Trixie deposit, with additional high priority target areas along strike to the north and at depth below historical areas at 756 and Survey Vein.

Micon QPs have reviewed and validated the programs conducted by Osisko Development which are the basis for the 2024 mineral resource estimate, as well as validating the mineral resource itself. It is Micon's QPs opinion that the exploration programs, which are the basis of the mineral resource estimate, and the mineral resource estimate itself have both been conducted according to industry best practices as outlined by the CIM. Therefore, Micon's QPs believe that the mineral resource estimate can be used as the basis for further exploration and development work to expand the mineral resources and undertake further mining and economic studies on the Tintic Project.

1.9.1 Risks and Opportunities

All mineral resource projects have a degree of uncertainty or risk associated with them which can be due to several factors which can be technical, environmental, permitting, legal, title, taxation, socio-

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economic, marketing, political, and others. All mineral resource projects also present their own opportunities. Table 1.4 outlines some of the Trixie project risks, their potential impact and possible ways of mitigation. Table 1.4 also outlines some of the Trixie projects opportunities and potential benefits.

Table 1.4
Risks and Opportunities at the Trixie Project

Risk	Description and Potential Impact	Possible Risk Mitigation
Local grade continuity	Poor grade forecasting and reconciliation.	Develop grade control procedures that will allow the collection and analysis of extra grade control samples prior to mining an area.
Local density variability	Misrepresentation of the in-situ tonnes, which also affects the in-situ metal content estimate.	It is recommended to develop a procedure of collecting density measurements spatially throughout the deposit at regular intervals and implement their use in future mineralization models.
Geologic Interpretation.	If geologic interpretation and assumptions (geometry and continuity) used are inaccurate, then there is a potential lack of gold grade or continuity.	Continue infill drilling to upgrade mineral inventory to Measured and Indicated Category.
Void Locations.	If technical knowledge of the historic mine infrastructure is incomplete, then this deficiency could lead to local inaccuracies of the mineral resources and potential safety exposures	Conduct drilling and underground surveys to validate void locations and document intersected workings and refine void management plan.
Metallurgical recoveries are based on limited testwork.	Recovery might be lower than what is currently being assumed.	Conduct additional metallurgical tests.
Difficulty in attracting experienced professionals.	Technical work quality will be impacted and/or delayed.	Refine recruitment and retention planning and/or make use of consultants.
Conceptual mine plans and stoping layouts are based on limited geotechnical testwork.	Mining methods and dimensions selected might be different than what is currently being assumed.	Incorporate more comprehensive geotechnical data from drilling. Conduct additional geotechnical assessment and analysis.
Opportunities	**Explanation**	**Potential Benefit**
Surface and underground exploration drilling.	Potential to identify additional prospects and resources.	Adding resources increases the economic value of the mining project.
Potential improvement in metallurgical recoveries.	Additional metallurgical testwork can be performed to determine if recovery can be improved through ore sorting, flotation or cyanidation.	Lower capital and operating costs.
Potential improvement in mining assumptions.	Geotechnical analysis may determine mining methods and dimensions can be improved.	Improved mining productivity and lower costs.

Tintic Project 24 April 25, 2024

Osisko Development Corp. 10. E XPLORATION B UDGET AND F URTHER R ECOMMENDATIONS 11. E XPLORATION B UDGET AND O THER E XPENDITURES The budgets presented in Table 1 . 5 and Table 1 . 6 summarize the estimated costs for completing the recommended drilling and exploration program described below . The budget is a cost estimate and guideline to complete the work . The budget is divided into a two - phase approach, with the second phase contingent on the successful completion of the first . It is the opinion of the Micon QPs that all of the recommended work is warranted and that only the amount of exploration drilling on new targets needs to be finalized . Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies are undertaken, and that the final expenditures and results may not be the same as originally proposed . The underground development for exploration is contingent upon successful drilling results from surface and existing access underground . The Micon QPs are of the opinion that Osisko Development’s recommended work program and proposed expenditures are appropriate and well thought out . The Micon QPs believe that the proposed budget reasonably reflects the type and amount of the activities required to advance the Trixie deposit . Table 1.5 Tintic Project, Recommended Budget for Further Work, Phase 1 (USD) 25 Tintic Project April 25, 2024 Total (USD) Quantity Cost/ft (approx.) All included Type of Activity $4,500,000 15,000 ft $300/ft Trixie exploration drilling (756, T2 North, 75 - 85/Survey) $900,000 2,400 ft $375/ft Trixie exploration development $680,000 1,700 $400/ft Trixie porphyry exploration drilling $10,000,000 40,000 ft. $250/ft Regional drilling (Eureka Standard, North Lily, Big Hill) $2,400,000 40,000 $60/sample Assays $1,500,000 Surface geochemical surveys, surface and underground sampling and mapping, GIS compilation $1,000,000 Operational and environmental permits and licenses $1,500,000 Test Stoping $200,000 Concept mine engineering and geotechnical update $250,000 Metallurgical test work $22,680,000 Property wide activities, subtotal $2,268,000 Contingency (~10%) $25,948,000 Total Phase 1 Table provided by Osisko Development.

Osisko Development Corp. Table 1.6 Tintic Project, Recommended Budget for Further Work Phase, 2 (USD) 26 Tintic Project April 25, 2024 Total (USD) Quantity Cost/ft (approx.) All included Type of Activity $5,200,000 20,000 ft. $260/ft. Additional infill and exploration drilling on existing resource $5,200,000 20,000 ft. $260/ft Additional regional drilling on CRD targets $200,000 Updated MRE $1,000,000 Completion of an internal scoping study for engineering $18,750,000 7,500 ft $2,500/ft Underground development for exploration $30,350,000 Subtotal Phase 2 $3,035,000 Contingency (~10%) $33,385,000 Total Phase 2 $59,333,000 Total Phase 1 and 2 Table provided by Osisko Development . 1.12 F URTHER R ECOMMENDATIONS Based on the results of the MRE reported herein Micon’s QPs recommend further exploration and development of Trixie deposit . It is recommended that Osisko Development continues with underground exploration drilling at Trixie in the areas north of T 2 and T 4 at the 625 Level, down dip of 756 , and down plunge of 75 - 85 to the presumed location of the Survey Vein and Sioux Ajax Fault . In addition to exploration at Trixie, it is recommended that Osisko Development continue its exploration program on the other mineral targets on the Tintic Property, with continued surface mapping and sampling, data compilation and surface drilling of regional high sulphidation, CRD and porphyry targets . In summary, the following work program is recommended . 1. Exploration Work : a) Conduct an additional approximately 4 , 500 m ( 15 , 000 ft . ) of underground diamond drilling for exploration and delineation at Trixie, with focus on 756 , South Survey, T 2 North and infill drilling . b) Conduct additional exploration drilling for a copper - gold - moly porphyry at depth below Trixie . c) Commence surface drilling of regional targets to potentially add further mineral resources in secondary deposits . Focus on Eureka Standard and North Lily, and porphyry targets around the Big Hill area . Each target should have a phase 1 of 10 , 000 m of surface drilling to adequately test the mineral potential . d) Continue generative work within the greater Tintic Project, including geophysical interpretation, historic data compilation, and geologic modelling of CRD targets at Tintic Standard and Burgin .

Osisko Development Corp. 2. Metallurgical Testwork: a) Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs. b) Comparative testwork and techno - economic study to compare heap, VAT and agitation leaching technologies. c) Geochemical characterization testwork on representative feed and residue samples. d) Appropriate additional comminution testing, depending on the most likely process flowsheet. e) Characterization and leaching behaviour testwork on sample of 75 - 85 material to de - risk processing variability of this structure. f) Variability testwork. 3. Internal Scoping Study : a) Complete independent metallurgical testwork at the Trixie test mine . Conduct variability testwork and separate recoverability testwork for each zone . If the zones exhibit notable or significant differences in recoveries, incorporate those into an updated resource model . b) Complete further geotechnical work . c) Identify further permitting considerations and potential environmental studies for the Project . d) Continue with further community engagement and social license management . e) Undertake further detailed economic analysis, based upon engineering and metallurgical trade - off studies . 27 Tintic Project April 25, 2024

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2.0 INTRODUCTION

2.1 TERMS OF REFERENCE

Osisko Development Corp. (Osisko Development) has retained Micon International Limited (Micon) to independently review and verify its mineral resource estimate (MRE) for the Trixie deposit located within the boundaries of its Tintic Project (the Project) in the State of Utah, USA., and to compile a Canadian National Instrument (NI) 43-101 Technical Report disclosing the results of the MRE.

The MRE was completed by Osisko Development's chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Ing. Alan San Martin, AusIMM(CP), of Micon.

William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person (QP) within the meaning of NI 43-101, is responsible for the mineral resource estimate disclosed in this report, by virtue of his independent review and validation of the work conducted by Osisko Development.

When conducting, reviewing and validating the mineral resource estimate, Osisko Development and Micon's QPs used the following guidelines, as issued by the Canadian Institute of Mining, Metallurgy and Peroleum (CIM):

1. The CIM Definitions and Standards for Mineral Resources and Reserves, adopted by the CIM council on May 10, 2014.
2. The CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

This report discloses technical information, the presentation of which requires the QPs to derive sub-totals, totals and weighted averages that inherently involve a degree of rounding and, consequently, introduce a margin of error. Where these occur, the QPs do not consider them to be material.

The conclusions and recommendations of this report reflect the QPs best independent judgment in light of the information available to them at the time of writing. Micon and the QPs reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Osisko Development subject to the terms and conditions of its agreement with Micon. That agreement permits Osisko Development to file this report as a Technical Report on SEDAR (www.sedar.com) pursuant to provincial securities legislation, or with the Securities Exchange Commission (SEC) in the United States.

Neither Micon nor the individual QPs have, nor have they previously had, any material interest in Osisko Development or related entities. The relationship with Osisko Development is solely a professional association between the client and the independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

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Micon and the QPs are pleased to acknowledge the helpful cooperation of Osisko Development management, personnel and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

This report supersedes and replaces all prior Technical Reports written for the Trixie deposit and the Tintic Project.

2.2 Discussions, Meetings, Site Visits and Qualified Persons

In order to undertake the review and validation of the mineral resource estimate for the Trixie deposit, the QPs of this Technical Report held a number of discussions and meetings with Osisko Development's personnel and contractors, to discuss details relevant to the exploration programs, Quality Assurance/Quality Control (QA/QC) programs, parameters used for the mineral resource estimate and the mineral resource estimate itself. The discussions were held via email chains and phone calls, as well as Microsoft Teams meetings. The discussions were open, frank and at no time was information withheld or not available to the QPs.

A site visit was conducted from February 5 to February 8, 2024. The site visit was undertaken by Mr. Lewis to independently verify the updated geological interpretation, mineralogy, drilling programs and the QA/QC programs completed since the previous site visit in September, 2022. A number of verification samples were collected during the 2022 site visit by Mr. Lewis and the results of the samples are discussed in Section 12 of this report. The 2022 verification program demonstrated the nature of the mineralization at the Trixie deposit and no further verification sampling was conducted during the February, 2024 site visit.

Prior to the 2024 site visit, the objectives of that visit were discussed between Osisko Development's Vice President of Exploration, Maggie Layman, P.Geo. and William Lewis. Mr. Lewis visited the different areas of the property, with an emphasis on verifying the exploration/evaluation works completed to date, as well as obtaining a general overview of the current work at the Trixie test mine. An inspection was made of the underground drilling platform, as well as mine and exploration workings at the Trixie deposit, along with a visit to the surface coreshack. During the visit, Mr. Lewis was accompanied by Ms. Layman and had the opportunity to meet the personnel responsible for the various areas of technical services (mining, metallurgy and process), exploration and underground geology. A number of open and frank discussions were held regarding the exploration programs, sampling QA/QC procedures, mineral resource modelling and the parameters and procedures used for the mineral resource estimate.

Open and frank discussions continued throughout the mineral resource process on all aspects of the process, culminating in completion of the validation of the mineral resource estimate in March, 2024.

The QPs responsible for the preparation of this report and their areas of responsibility and site visits are summarized in Table 2.1.

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Table 2.1
Qualified Persons, Areas of Responsibility and Site Visits

Qualified Person	Title and Company	Area of Responsibility	Site Visit
William J. Lewis, P.Geo.	Principal Geologist, Micon	Sections 1 (except 1.7), 2 to 12, 14.1 to14.4, 14.10 to 14.16 (except 14.12 and 14.14) and 23 to 28	September 12 to September 16, 2022 February 5 to February 8, 2024
Ing. Alan San Martin, MAusIMM(CP)	Mineral Resource Specialist, Micon	Sections 14.5 to 14.9, 14.12 and 14.14	None
Richard Gowans, P.Eng.	Principal Metallurgist	Sections 1.7 and 13	None
NI 43-101 Sections not applicable to this report		15,16,17,18,19,20,21 and 22	

2.3 Sources of Information

Micon's review of the Tintic Project, and the Trixie deposit in particular, was based on published material researched by the QPs, as well as data, professional opinions and unpublished material submitted by the professional staff of Osisko Development or its consultants. Much of these data came from reports prepared and provided by Osisko Development. The information and reference sources for this report are identified in Section 28.0.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report use, in part, data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Osisko Development. The information provided to Osisko Development was supplied by reputable companies and the QPs have no reason to doubt its validity. Micon has used the information where it has been verified through its own review and discussions.

Some of the figures and tables for this report were reproduced or derived from reports on the property written by various individuals and/or supplied to the QPs by Osisko Development. A number of the photographs were taken by Mr. Lewis during his September, 2022 site visit. In cases where photographs, figures or tables were supplied by other individuals or Osisko Development, the source is referenced below that item. Figures or tables generated by Micon are unreferenced.

2.4 Units of Measurement and Abbreviations

All currency amounts are stated in United States of America dollars (USD), unless otherwise stated. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tonnes (t) and kilograms (kg) for mass, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, US units of measure have been converted to Système International d'Unités (SI) units for reporting consistency, but the US units may be stated in brackets after the metric units. Precious and base metal grades may be expressed in parts per million (ppm) or parts per billion (ppb)

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and their quantities may also be reported in troy ounces (ounces, oz) for precious metals and in pounds (lbs) for base metals, a common practice in the mining industry.

The original work on the resource estimate for the Trixie deposit was performed by Osisko Development personnel in the United States and used US units of measurement. For reporting in a Technical Report under Canadian NI 43-101 requirements, the US units have been converted to metric units.

Table 2.2 summarizes the conversion factors from US measurement units to international metric units. Table 2.3 provides a list of abbreviations that are used in this report. Appendix 1 contains a glossary of mining and other related terms that are used in this report.

Table 2.2
Conversion Factors for this Report

US Measurements	Metric Measurement
1 acre	0.404686 hectare
1 foot	0.3048 metre
1 ton	0.90718 tonnes
1 troy ounce	31.1035 grams
32 degrees Fahrenheit*	0 degrees Celsius

*Formula to Convert Fahrenheit to Celsius is (°F − 32) × 5/9 = °C

Table 2.3
List of Abbreviations

Name	Abbreviation
Atomic Absorption Spectrometry	AAS
Adsorption/desorption/reactivation	ADR
ALS Minerals or ALS Geochemistry	ALS
American Association of Laboratory Accreditation	AALA
American Drilling Corp, LLC.	American Drilling
American Society of Testing Material	ASTM
Australasian Institute of Mining and Metallurgy	AusIMM
Australian Geostats Pty Ltd	Australian Geostats
Australian Ore Research & Exploration P/L	OREAS
Brunton® Standard Transit compass	Brunton® compass
Canadian Centre for Mineral and Energy Technology	CANMET
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Canadian Securities Administrators	CSA
Carbonate replacement deposit	CRD
CDN Resource Laboratories Ltd.	CDN Resource
Centimetre(s)	cm
Chartered Professional(s)	CP(s)
Chief Consolidated Mining Co.	CCMC
Committee for Mineral Reserve International Reporting Standards	CRIRSCO
Cubic feet per second	cfs
Degree(s), Degrees Celsius, Degrees Fahrenheit	°,°C, °F

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Name	Abbreviation
Deswik Stope Optimizer	DSO
Digital elevation model	DEM
Dissolved oxygen	DO
Electronic Data Gathering, Analysis and Retrieval	EDGAR
Emerald Hollow LLC	Emerald Hollow
Florin Analytical Services LLC	Florin or FAS
Freeport McMoRan Inc.	Freeport McMoRan
Freeport-McMoran Mineral Properties Inc.	FMMP
Grams per metric tonne	g/t
Hectare(s)	ha
Hour	h
Identification(s)	ID(s)
IG Tintic LLC	IG Tintic
Inch(es)	in
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES
Internal rate of return	IRR
International Electrotechnical Commission	IEC
International Organization for Standardization	ISO
Ivanhoe Electric Inc.	Ivanhoe Electric or IVNE
Inverse Distance Squared	ID^2
Joint Ore Reserve Committee	JORC
Kappes, Cassiday & Associates	KCA
Kennecott Copper Corp.	Kennecott
Kilogram(s)	kg
Kilometre(s)	km
Kriging neighbourhood analyses	KNA
Layne Christensen Company	Layne
Large Mine Operations	LMO
Litre(s)	L
London Metal Exchange)	LME
Matrix matched standard	MMS
Metre(s)	m
Micon International Limited	Micon
Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Milligram(s)	mg
Millimetre(s)	mm
Mineral resource estimate	MRE
Mountain States R & D International	Mountain States
Nasco Industrial Services and Supply LLC.	NISS
National Institute of Standards and Technology	NIST
Nearest Neighbour	NN
Net present value, at discount rate of 8%/y	NPV, NPV8
Net smelter return	NSR
North American Datum	NAD
Not available/applicable	n.a.
Notice of Intent	NOI

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Name	Abbreviation
Ordinary kriging	OK
Ore Research and Exploration Pty Ltd.	OREAS
Osisko Bermuda Ltd.	Osisko Bermuda
Osisko Development Corp.	Osisko Development or ODV
Osisko Gold Royalties Ltd.	Osisko Gold Royalties
Ounces (troy)/ounces per year	oz, oz/y
Parts per billion, part per million	ppb, ppm
Percent(age)	%
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Qualitica Consulting Inc.	Qualitica Consulting
Reverse Circulation	RC
Short tons (US)	ST
Specific gravity	SG
Square kilometre(s)	km^2
Standard Reference Material(s)	SRM(s)
Sunshine Mining Corporation	Sunshine Mining
System for Electronic Document Analysis and Retrieval	SEDAR
Talisker Exploration Services Inc.	Talisker
Three-dimensional	3D
Tintic Consolidated Metals LLC.	TCM
Tintic Utah Metals LLC.	Tintic Utah Metals or TUM
Tonne (metric), tonnes per day, tonnes per hour	t, t/d, t/h
Tonne-kilometre	t-km
Two-dimensional	2D
United States Dollar(s)	USD
US Environmental Protection Agency	EPA
US Geological Survey	USGS
US Securities and Exchange Commission	SEC
Universal Transverse Mercator	UTM
Utah	UT
Utah Department of Water Quality	DWQ
Utah Division of Oil, Gas and Mining	DOGM
Year	y

2.5 PREVIOUS TECHNICAL REPORTS

Osisko Development has published two previous Technical Reports on the Tintic Project:

- NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America, for Osisko Development Corp. by William J. Lewis P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Richard Gowans, P.Eng., with a report date of January 27, 2023 and an effective date of January 10, 2023. The report was filed on SEDAR.
- Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA, for Osisko Development Corp. by Dr. Thomas A. Henricksen, dated June 7, 2022, and filed on SEDAR June 10, 2022.

Tintic Project 33 April 25, 2024

Osisko Development Corp. 3.0 RELIANCE ON OTHER EXPERTS In this Technical Report, discussions in Sections 1 . 0 and 4 . 0 regarding royalties, permitting, taxation and environmental matters are based on material provided by Osisko Development . The QPs and Micon are not qualified to comment on such matters and have relied on the representations and documentation provided by Osisko Development for such discussions . All data used in this report were originally provided by Osisko Development . The QPs have reviewed and analyzed these data and have drawn their own conclusions therefrom . The QPs and Micon offer no legal opinion as to the validity of the title to the mineral concessions claimed by Osisko Development and have relied on information provided by Osisko Development . Osisko Development has confirmed to Micon that it verified the status of the mineral title to certain patented mining claims by engaging Utah legal counsel, Holland and Hart LLP, to conduct a review of Osisko Development’s chain of title for the select patented mining claims within the land package covering approximately 243 ha ( 600 acres) surrounding the Trixie and Burgin mines . Holland and Hart LLP conducted its title review by examining the United States Bureau of Land Management records, including the patents issued by the United States, mineral survey and master title plans, and the official records of the Utah County Recorder’s Office, including the abstract (tract), mining claims, and grantor/grantee indices, among miscellaneous other records . This consolidated land position has been acquired over a hundred years of prior consolidation in the district . Osisko Development also engaged with Wolcott LLC, an independent consultant, to conduct field checks and generate a geospatial database for the mineral claims . Information related to royalties, permitting, taxation and environmental matters has been updated by Osisko Development through personal communication with the QPs . Previous NI 43 - 101 Technical Reports, as well as other references, which were used in the compilation of this report are listed in Section 28 . 0 . 34 Tintic Project April 25, 2024

Osisko Development Corp. 1. PROPERTY DESCRIPTION AND LOCATION 2. G ENERAL D ESCRIPTION AND L OCATION The Tintic Project is located predominantly in western Utah County with a small portion of the property located in eastern Juab County in an area historically known as the East Tintic District . The property is located immediately east of the incorporated town of Eureka, approximately 64 kilometres (km) south of Provo, Utah and 95 km south of Salt Lake City . Figure 4 . 1 shows the Project location within the state of Utah . The coordinates of the centre of the Project are 407 , 700 mE and 4 , 423 , 400 mN, referenced in NAD 83 , Northern UTM Zone 12 . The Project area is located on Eureka Quadrangle, US Topographic Map 1 : 24 , 000 scale, 7 . 5 Minute Series . The nearest rail siding, in use, is located at Tintic Junction, approximately 10 km west of the Project . Figure 4.1 Location Map for the Tintic Project Figure provided by Osisko Development. 35 Tintic Project April 25, 2024

Osisko Development Corp. 2. L AND T ENURE , A GREEMENTS , M INERAL R IGHTS AND O WNERSHIP 1. Property Area The area of the Tintic Project owned or controlled by Osisko Development comprises 1 , 370 claims totalling 7 , 601 . 32 ha ( 18 , 783 . 246 acres) of patented mining claims (Figure 4 . 2 ), and a further 110 unpatented mining claims of approximately 731 . 41 ha ( 1 , 807 . 346 acres) (Figure 4 . 3 ) . Figure 4 . 2 displays the Tintic property outline within the East Tintic District . Osisko Development leases or owns a small and varying percentage interest or royalty in several other claims outside the main claim package and these are shown as leased on the map in Figure 4 . 3 . Figure 4 . 4 displays the individual patented claims over which Osisko Development owns a 100 % interest in both the surface and mineral rights . Figure 4 . 5 displays the individual patented claims for which Osisko Development has purchased the net smelter and milling royalties . 2. Acquisition of the Tintic Project On May 30 , 2022 , Osisko Development announced the acquisition of 100 % of Tintic Consolidated Metals LLC (TCM) (the “ Acquisition ”) from IG Tintic LLC (IG Tintic) and Chief Consolidated Mining Co . (CCMC) (the “ Vendors ”), for total consideration at closing of approximately USD 177 million in cash and shares of Osisko and : 36 Tintic Project April 25, 2024 iii. i. USD 12.5 million in deferred payments ii. Two 1% NSR royalties, each with a 50% buyback right in favour of Osisko Development exercisable within 5 years; and other contingent payments, rights and obligations. Osisko Development entered a metals purchase and sale agreement (“ Stream ”) with Osisko Bermuda Limited . (“ Osisko Bermuda ”) for total cash consideration of USD 20 million . Under the Stream, Osisko Development will deliver to Osisko Bermuda Ltd . , a wholly owned subsidiary of Osisko Gold Royalties, 2 . 5 % of all metals produced from Tintic at a purchase price of 25 % of the relevant spot metal price . Once 27 , 150 ounces of refined gold have been delivered, the Stream rate will decrease to 2 . 0 % of all metals produced . The proceeds from the Stream are to be used to advance the development of the Tintic Project .

Osisko Development Corp. Figure 4.2 TCM Property Outline within the East Tintic District Figure provided by Osisko Development. 37 Tintic Project April 25, 2024

Osisko Development Corp. Figure 4.3 Tintic Project Individual Claims Map Figure provided by Osisko Development. 38 Tintic Project April 25, 2024

Osisko Development Corp. Figure 4.4 Tintic Project Surface Ownership Figure provided by Osisko Development. 39 Tintic Project April 25, 2024

Osisko Development Corp. Figure 4.5 Tintic Project Net Smelter and Milling Royalty Purchase Figure provided by Osisko Development. 40 Tintic Project April 25, 2024

Osisko Development Corp. 4.2.3 Title, Mineral and Surface Rights Summary and Royalties As displayed in Figure 4 . 4 , Osisko Development acquired surface rights over approximately 243 ha ( 600 acres) surrounding the historical Trixie and Burgin historical mines . The patented claims over which these surface rights were acquired are listed in Table 4 . 1 and Table 4 . 2 . Osisko Development has also entered into an agreement with the owner of the surface rights over the remaining patented claims within the Tintic Project pursuant to which it has an option to acquire further surface rights at prevailing market rates, to construct mining infrastructure as needed . Osisko Development has agreed all necessary easements with the surface rights owner for water, transportation and infrastructure access to the mine site . As part of the Acquisition, two 1 % net smelter return royalties (NSRs) were granted, each with a 50 % buyback right in favour of Osisko Development, each for USD 7 . 5 million within 5 years . The NSRs were granted to IG Tintic and Emerald Hollow LLC (Emerald Hollow) . The state of Utah is entitled to a 0 . 78 % mining severance tax . There are no further underlying royalty or other property payments owed to any third party on the TCM property, other than those described above . Table 4.1 Trixie Mineral Claims 41 Tintic Project April 25, 2024 A Portion of Sections Range Township Patent No. Survey No. Name* 28: NE¼ R2W T10S 1006490 6766 Cameo #27 28: NE¼ R2W T10S 959091 6574 Cedar 28: NE¼ R2W T10S 959091 6574 Cedar No. 1 27: NW¼ 28: NE¼ R2W T10S 993922 6737 Cedar No. 4 21: SE¼ 28: NE¼ R2W T10S 397059 6091 East Point #5 21: SE¼ 28: NE¼ R2W T10S 1108693 7138 Rose 27: NW¼ 28: NE¼ R2W T10S 214588 6073 Trixy 28: NW¼ R2W T10S 214588 6073 TRUMP 21: SE¼ 28: NE¼ R2W T10S 925953 6456 Vern No. 2 27: NW¼ 28: NE¼ R2W T10S 1006490 6766 White Rose No. Four 21: SE¼ R2W T10S 1006490 6766 White Rose No. 5 Amended 21: SE¼ 28: NE¼ R2W T10S 1006490 6766 White Rose No. Six 21: SE¼ R2W T10S 1006490 6766 White Rose No. Seven *Owns all right, title, and interest (100%) interest in the surface and mineral estates.

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Table provided by Osisko Development.

Table 4.2
Burgin Mineral Claims

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Christmas	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Christmas No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Detective No. 5	6560	915159	T10S	R2W	15: SE¼
Detective No. 7	6560	915159	T10S	R2W	15: SE¼
Sunny Side No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Climax #1	6784	1038307	T10S	R2W	15: SE¼ 22: NE¼
Climax #2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 2	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼ 15: SE¼
Zenith No. 1	6752	945099	T10S	R2W	14: NW¼, SW¼ 22: NE¼
Zenith No. 19	6752	945099	T10S	R2W	14: NW¼ 22: NE¼
Eastern No. 10	6784	1038307	T10S	R2W	14: NW¼
Eastern No. 11	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern No. 3	6784	1038307	T10S	R2W	14: NW¼ 15: SE¼ 22: NE¼
Eastern No. 4	6784	1038307	T10S	R2W	14: NW¼ SW¼
Eastern No. 7	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern No. 8	6784	1038307	T10S	R2W	14: NW¼
Eastern No. 9	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern No. 12	6785	1039439	T10S	R2W	14: NW¼
Eastern No. 13	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern No. 14	6785	1039439	T10S	R2W	11: SW¼ 14: NW¼
Eastern No. 15	6785	1039439	T10S	R2W	14: NW¼
Eastern No. 17	6785	1039439	T10S	R2W	14: NW¼
Inez No. 3	6801	1042410	T10S	R2W	14: NW¼, SW¼
Wonderer No. X6	6466	971242	T10S	R2W	15: SE¼
Wonderer No. X5	6466	971242	T10S	R2W	15: SE¼
Wonderer AMND	6466	971242	T10S	R2W	11: SW¼ 15: SE¼

*Owns all right, title, and interest (100%) interest in the surface and mineral estates.
Table provided by Osisko Development.

Tintic Project 42 April 25, 2024

Osisko Development Corp. 3. E NCUMBRANCES AND O THER S IGNIFICANT F ACTORS OR R ISKS 1. Encumbrances Pursuant to the Stream Agreement, Osisko Bermuda has a first ranking security interest over all of the present and future assets of TCM . Permitting of the Trixie test mine is well advanced, with many project components already permitted and bonded by the Utah Division of Oil, Gas and Mining (DOGM) . These include the Trixie shaft and surface facilities . Full development of the Trixie test mine will require a number of additional Agency approvals, none of which is anticipated to be problematic to obtain . 2. Other Significant Factors and Risks On closing of the Acquisition, Osisko Development entered into a Framework Agreement with Emerald Hollow, the entity which retained ownership of the water rights and the majority of the surface rights over the Tintic Project, executed at closing and dated effective May 27 , 2022 (the “Framework Agreement”) . Under the Framework Agreement, Osisko Development has the right to conduct exploration activities and has agreed easements to use the surface rights owned by Emerald Hollow . Osisko Development also has the right to purchase surface rights from Emerald Hollow at market rates if it has reasonably determined that actual use and occupation of such lands for facilities for more than eighteen (18) months are necessary for economic exploitation of proven or probable reserves or measured, indicated, or inferred resources . Osisko Development has also retained a right of first offer in the event that Emerald Hollow desires to sell, assign, or otherwise transfer to a third party all or a portion of its interest in the surface rights it owns, as well as a first priority right to purchase from Emerald Hollow, at a price based on prevailing market rates, a maximum annual water flow rate of 2 . 45 cubic feet per second (cfs) and a maximum annual volume of 1 , 776 . 64 acre - feet of water from Emerald Hollow for its mining activities . There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property . 4. P ERMITTING AND E NVIRONMENTAL L IABILITIES 1. Environment TCM maintains adequate financial surety of USD 1 , 473 , 167 with the Utah DOGM . This financial surety was last updated in August, 2021 with the addition of a pilot process operation . TCM is currently in the process of updating its large mine permit with Utah DOGM and expects the surety to be updated as part of this process . TCM maintains all necessary environmental permits to operate within the Tintic operations area, including the current large mine permit update . As part of this update, environmental resources within the Tintic Project were reviewed . As of the date of this report, all water rights and other water sources 43 Tintic Project April 25, 2024

Osisko Development Corp. have been secured and agreed upon . Furthermore, the US Fish and Wildlife Service has deemed that this area does not contain areas of critical wildlife concern . There are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the property . 4.4.2 Permits and Environmental Liabilities TCM is working under the Notice of Intent (NOI) to Commence Large Mine Operations (LMO) plan permit MO 490062 , originally approved by Utah DOGM in in 2017 , with an update submitted in October, 2023 and tentatively approved on November 10 , 2023 . The Utah DOGM has indicated it will issue final approval of the revised NOI upon fulfillment of certain changes to the submitted plans and bond calculations, which TCM is currently addressing . TCM has exploration permits in place (i . e . , surety bonding) to support surface diamond drilling and the excavation of the decline at the Trixie test mine . Once approved, the exploration for the decline will fall within the updated LMO permit . Under agreement with the Utah DOGM and the Permit by Rule (PBR) was issued by the Utah Department of Water Quality (DWQ) on July 28 , 2021 (DWQ - 2021 - 013316 ), and TCM was originally permitted to operate a pilot - scale processing facility and a tails holding pad . On December 12 , 2023 , the DWQ issued Ground Water Discharge and Construction Permit (Permit No . UGW 490011 ), which permits conversion of the pilot - scale facilities into an expanded, full - scale operation, including a Heap Leach Facility and associated Solution Collection Pond, with a leak collection and removal system . TCM does not discharge any water or effluents from current operations and does not anticipate discharging from expanded operations . Groundwater at the site is more than 1 , 000 feet below surface, and there are no perennial water bodies (seeps, springs, ponds, etc . ) within a one - mile radius . 4.5 QP C OMMENTS Micon and the QPs are not aware of any significant factors or risks, other than those discussed in this Technical Report, that may affect access, title, or the right or ability to perform work on the property by Osisko Development . It is Micon’s and the QPs’ understanding that further permitting and environmental studies will be required, if further exploration, test mining and economic studies demonstrate that the mineralization is sufficient to host a mining operation . The area of the Tintic Project is large enough to be able to locate and accommodate the infrastructure necessary to host any future mining operations, if Osisko Development advances the Trixie test mine towards a production decision . 44 Tintic Project April 25, 2024

Osisko Development Corp. 1. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 2. A CCESSIBILITY The closest major airport to the Tintic Project is in Salt Lake City, Utah, located to the north - northwest of the city of Provo, via Interstate 15 . Access to the Tintic Project from Provo, is via Interstate 15 , a distance of 36 km south to exit 248 to US 6 , then west on US 6 for 27 km to Silver Pass Road, and then south 3 . 2 km to the Burgin administration office site . The Trixie test mine is located 2 . 6 km southwest of the Burgin office on the paved Silver Pass Access Road ( Figure 5 . 1 ) . Provo is the fourth largest city in Utah, and other smaller towns, including Payson, Santaquin and Eureka are also adjacent to the Project . Figure 5.1 Overview of the Trixie Test Mine looking towards the Northeast Figure provided by Osisko Development. 5.2 I NFRASTRUCTURE AND L OCAL R ESOURCES The towns of Goshen, Santaquin, Payson and Provo are the main sources for supplies and services . Tintic Project personnel and contractors also live in these areas . The Project has sufficient power and water to support a mining operation . The nearest perennial surface water body is Utah Lake, which is located approximately 14 km northeast of the Project area . Three small perennial springs discharge from perched ground water in the upper portion of the volcanic cap rocks at an elevation of 1 , 950 m, on the western slope of the upper Silver Spring Pass Canyon drainage . Perennial flow is limited to short reaches below these springs . The company anticipates that 45 Tintic Project April 25, 2024

Osisko Development Corp. additional water will be available for the Project from various surface and underground water sources, pursuant to written agreements with the owners of water rights in the vicinity . A 46 kVA high tension power line owned by Rocky Mountain Power crosses the property near the Burgin administrative complex . The installation of new transformers and electrical infrastructure to service both the Trixie test mine and the Burgin administrative complex was completed by TCM in December, 2021 , with peak load usage up to 4 . 5 MW . Estimated peak load power requirement for Trixie is 3 MW . 3. T OPOGRAPHY , P HYSIOGRAPHY , V EGETATION AND C LIMATE Topographic relief in the East Tintic District ranges from 1 , 494 m in the Goshen Valley east of the District to 1 , 996 m at nearby Mineral Hill . The elevation at Trixie is 1 , 852 m . The Tintic Mountains host the scanty vegetation typical of an arid region . Different species of cactus, forbs and shrubs grow on exposed rocky points . The more common trees of the higher slopes are pinyon pine, juniper and mountain mahogany . At lower elevations, maple thickets occur in the dry ravines, especially on the eastern slopes, while aspens are found in sheltered spots, more commonly those of northern exposure . In the valleys, sagebrush, rabbitbrush, Brigham’s tea and cheat grass constitute almost the entire vegetation . Range improvement projects in the area have had some effect on improving grazing . The climate of the East Tintic District is semi - arid . The U . S . Climate data website ( https : //www . usclimatedata . com/climate/elberta/utah/united - states/usut 0068 ) noted that the mean monthly low temperatures at the nearby town of Elberta range from - 10 degrees ( Σ ) Celsius (C) or 15 Σ Fahrenheit (F) in January to 15 Σ C ( 58 Σ F) in July . The mean monthly high temperatures range from 2 Σ C ( 37 Σ F) in January to 33 Σ C ( 93 Σ F) in July . The Project has year - round access and operating season . 4. S ITE F ACILITIES The Project’s main office, laboratory, workshops and onsite processing facilities are located at the Burgin site, immediately off Highway 6 and northeast of the Trixie test mine ( Figure 5 . 2 ) . The Burgin mine is a past - producing underground operation containing lead - zinc - silver ores that was last mined by Kennecott in 1976 . All references to Burgin in this report are with respect to the main office and surface facilities located at this site, and not to the Trixie test mine or deposit, unless otherwise specified . The development of an underground ramp commenced in July, 2022 and was completed to the 625 level at Trixie during Q 3 2023 , with the breakthrough occurring at the end of September . The company anticipates that the decline ramp will improve underground access for exploration and may potentially support an increase in productivity and mining rates in the future . A mill facility previously operational in 2002 is located at the Burgin site . In October, 2021 , a pilot vat leaching circuit was established within the old Burgin mill facility for cyanide vat leaching of the mineralized material from the Trixie test mine . Osisko Development’s recent operations also included trucking mineralized material to an offsite facility for vat and heap leaching from late 2020 to May, 2022 . 46 Tintic Project April 25, 2024

Osisko Development Corp. Figure 5.2 Burgin Site Infrastructure Figure provided by Osisko Development. In 2022 , a pilot dry stack tailings facility was constructed on site adjacent to the mill facility . This facility was designed and installed with a double liner for future re - permitting and operation as a heap leach facility . The groundwater discharge permit for this facility to function as a heap leach was issued in December 2023 , one additional required permit is in review . Test milling designs in the Burgin mill building have been considered through 2023 , to further demonstrate the leach recovery results from the pilot vat leach facility in operation through late 2022 . There is a tailings facility north of the processing facilities which is intended to support tailings storage for a potential future Burgin Test Mill . Both pilot milling facilities and pilot heap leach facilities have been considered to further demonstrate the leach recovery results observed in the pilot vat leach facility in operation through late 2023 . There is a separate dry stack facility designed and in permit review to the north of the processing facilities which is intended to handle finely comminuted tailings such as those from a milling process . Current efforts are primarily focused on developing the heap leach plan, including the above - mentioned re - permitting, and engineering of peripheral components of the heap leach facility . The onsite laboratory at the Burgin site provides fire assay analysis for gold and silver for all underground grade control sampling from the Trixie test mine . Atomic Absorption Spectrometry (AAS) and bottle roll analysis to complement onsite VAT leaching and processing have also been established . Using an onsite laboratory to assay samples generated on site is common practice in the mining industry . Onsite laboratories usually participate in round robin exercises with government or independent laboratories as part of their QA/QC programs . In addition, onsite laboratories, such as the Burgin site, usually send out check samples and engage laboratory auditing consultants to independently review their procedures . The mineral property is sufficiently large that construction of further infrastructure at the Project will not be hindered by lack of space . 47 Tintic Project April 25, 2024

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Osisko Development Corp.

6.0 HISTORY

6.1 INTRODUCTION

Much of the material in this section is taken from the Chief Consolidated Mining Retrospect and Prospect 2005 Report. The mines, resources and reserves quoted in this section are historical in nature and should not be relied upon. It is unlikely that any of the resources or reserve estimates would comply with current NI 43-101 criteria or CIM Standards and Definitions. Historical resource and reserve estimates included in this section are for illustrative purposes only and should not be disclosed out of context. The QP did not review the database, key assumptions, parameters, or methods used for the historic mining on the East Tintic District, as they are no longer available or were never recorded.

6.2 TINTIC DISTRICT – EARLY MINING HISTORY (1869 TO 2002)

Economic mineralization in the Tintic District was first discovered in 1869 and, within a few years, most of the major outcropping ore bodies were being mined and many of the historic mining towns, including Diamond, Silver City, Mammoth, Eureka, Dividend and Knightsville had been established (Krahulec and Briggs, 2006). By 1899, the Tintic District had become one of the richest mining districts in the USA. Active mining in the district continued through the 20th and beginning of the 21st century. Major replacement type ore bodies were discovered along three main structures known as the Gemini, Mammoth-Chief and Godiva ore runs. In 1905, a fourth ore run which was not outcropping, the Iron Blossom, was discovered by Jesse Knight. This "blind" discovery by Knight, some distance east of the outcropping ore runs, opened the possibility of further deposits to the east (Figure 6.1).

6.2.1 East Tintic District

Even though many of the claims in what is now identified as the East Tintic District had been staked before the turn of the 20th century, the only known occurrence of surface mineralization was in a small outcrop near where the Eureka Lilly shaft was eventually sunk. All future discoveries of the blind ore bodies in the East Tintic District would be based on surface alteration and underground geological interpretation. The following is a brief summary of the discovery and development of several of the important mines within the East Tintic District.

6.2.1.1 Tintic Standard Mine

E. J. Raddatz became interested in the East Tintic District around 1906 and acquired a major holding in what is now the Tintic Standard area. Raddatz reasoned that, even though the surface rocks were inhospitable, there was a chance of discovery in the Ophir limestone at depth. It took two shafts and thousands of feet of drift and winze workings but, in 1916 the Tintic Standard deposit was discovered and during its production years, between 1918 and 1949, it attained worldwide prominence. The deposit is characterized by large volumes of carbonate replacement lead-silver ore emplaced along the faulted contact between the underlying Tintic Quartzite and the overlying Ophir formation. Starting in 1940 and through World War II, some mining was focused on the copper-gold ore present within breccias and veins hosted in the underlying Tintic Quartzite in the lower levels of the mine. However,

Tintic Project 48 April 25, 2024

Osisko Development Corp. these structures were never explored beneath the water table and, in 1949, the mine was closed, having reached the limits of its economic production. Figure 6.1 Overview of the Major Historic Mineral Deposits of the Tintic District Figure provided by Osisko Development. 49 Tintic Project April 25, 2024

Osisko Development Corp. 2. Eureka Lilly Mine Sinking of the Eureka Lilly shaft began in 1906 after ore was discovered nearby at Lilley of the West mine . During the first decade of the mine’s existence focus was directed on relatively small volume of lead - silver + - zinc carbonate replacement mineralization within a few hundred feet of surface . Exploration efforts from 1916 to 1921 were concentrated primarily and unsuccessfully on locating an extension of the Tintic Standard main orebody . The shaft was eventually deepened to 484 m ( 1 , 526 ft) and, from the late 1930 ’s to mine closure in 1949 , mining was focused on the copper and gold rich ore hosted in the breccias and veins along the South Fault and sub parallel structures . 3. North Lily Mine In 1927 Paul Billingsley, who theorized from careful observations of the altered volcanic rocks and structural studies of the dikes and fissures cutting them that an ore body like that at the Tintic Standard Mine existed at North Lily . Based on these ideas, a long, northwesterly drive on the 700 level of the Tintic Standard mine was commissioned . This exploration work intersected the mineral deposit that became the North Lily mine . The mine was primarily focused on the extraction of lead - silver replacement ore localized within the Ophir formation where it is in faulted contact with the underlying Tintic Quartzite . Lesser amounts of ore were extracted from several gold and copper rich breccias and veins which are hosted in the underlying Tintic Quartzite . Mining operations ceased in 1949 when economic conditions were no longer favourable . 4. Eureka Standard Mine The sinking of the Eureka Standard shaft was undertaken in 1923 after geologic studies indicated that a structural trough existed at depth, similar to what is seen at Tintic Standard . High - grade gold - silver ore was first intersected in 1928 on the 1100 ft level with the first shipment of ore averaging 0 . 77 oz/t Au and 10 . 58 oz/t Ag (Morris and Lovering, 1979 ) . Mining of the ore shoots was largely constrained by economic factors such that no significant mining was conducted above the 1000 ft level where the shoots diminished in size and grade (Morris and Lovering, 1979 ) . Mining was terminated at the lower levels of the mine due to inflows of water at and below the contemporary water table . Production from the mine peaked in 1934 and had ceased completely by 1940 . 5. Apex Standard Mine The workings of the Apex Standard mine were started in 1908 with the sinking of the number one shaft, which is thought to have been seeking the eastern extension of the Sioux - Ajax Fault (Morris and Lovering, 1979 ) . The number two shaft was sunk in 1923 and was eventually deepened to the 1100 ft level following the discovery and northeastward continuity of ore in the Eureka Standard mine . Exploration and mining were focused along the Eureka Standard Fault and the Middle Fault, both of which host mineralization, although at a lower average grade than the ore extracted from the nearby Eureka Standard mine . Mining operations ceased initially in 1936 but exploration work was briefly restarted in 1948 by Newmont before terminating in 1949 (Morris and Lovering, 1979 ) . 50 Tintic Project April 25, 2024

Osisko Development Corp. 6.2.1.6 Burgin Mine During World War II, the United States recognized that, in the event of a long war, new and domestic sources of raw material would be essential . As a result, the US Geological Survey undertook an exploration program seeking blind ore bodies in the East Tintic District . One of the blind targets identified by the USGS was the CCMC oxide area, a prominent outcrop of oxidized and pyritized volcanics which overlies the Burgin deposit . However, no major discovery was made from either the sinking of the 22 . 6 m ( 75 ft) deep CCMC shaft or the exploration drift from the Apex Standard mine . It was later surface drilling that made the discovery of the Burgin ore body . District production slowly increased through the discovery of new mines and peaked between 1921 and 1930 , when, according to data from the U . S . Bureau of Mines, production for that decade from the combination of the Main Tintic and East Tintic mining districts reached 4 , 250 , 000 tons . From that peak, production decreased to a low of 662 , 000 tons between 1961 and 1970 . Production from the Burgin mine led to a second peak of 1 , 200 , 000 tons between 1971 and 1976 . Total recovered metal from the greater Tintic District is summarized in Table 6 . 1 . 3. T RIXIE – E XPLORATION U NDERGROUND D EVELOPMENT AND M INING (1927 TO 1995) 1. Trixie Early Exploration (Pre - 1957) Following the discovery of the Tintic Standard deposit in 1917 , the North Lily deposit in 1927 and the Eureka Standard deposit in 1928 , interest was sparked over a poorly exposed structure overlying the current location of the Trixie test mine . Two shallow prospecting shafts known as the Trump shaft ( 94 ft or 28 . 5 m deep) and South Standard shaft ( 102 ft or 31 m deep) were sunk but due to their shallow depth, failed to intersect mineralization . Intense hydrothermal alteration of volcanic rocks exposed at surface at the Trixie site attracted the attention of the U . S . Bureau of Mines, which, in 1946 - 1947 , conducted gravimetric and spectrographic surveys, as well as geological studies of the Trixie area . Between 1954 and 1955 the USGS conducted geochemical sampling and geological mapping of the area immediately north of the current Trixie shaft location . This was followed up by the drilling of nine holes that confirmed the presence of the Trixie fault and the validity of the surface geochemical anomalies when low - grade lead - zinc ore was intersected in the Trixie fault zone . After the conclusion of the USGS research program in 1956 , Bear Creek Mining (an exploration subsidiary of Kennecott Copper Corp . (Kennecott)) completed eight additional core holes in the target area and several of these holes intersected strong lead - zinc replacement mineralization in the underlying limestone . Despite the apparent presence of ore - grade mineralization at depth, the disappointing core recoveries resulted in surface exploration work being terminated in 1957 . Subsequently, the decision was made to conduct future exploration from underground . 51 Tintic Project April 25, 2024

Table 6.1 Total Recovered Metal and Production Values from the Tintic District Zinc (Short Tons) Lead (Short Tons) Copper (Short Tons) Silver (Troy Ounces) Gold (Troy Ounces) Ore Treated (Short Tons) Sub - District 69,258 644,750 109,866 207,687,897 2,166,841 13,813,942 Main Tintic 1869 - 1993 178,545 507,981 17,759 75,871,239 658,224 5,982,827 East Tintic 1899 - 2002 115 4,160 585 1,440,370 12,025 122,000 SW Tintic 1869 - 1919 10,654 6,081 - 40,412 8 63,939 North Tintic 1902 - 1955 258,572 1,162,972 128,210 285,039,918 2,837,098 19,982,708 Total 1.29% 5.82% 0.64% 14.26 oz/t 0.142 oz/t Average Grade $3,124 per Short Ton $1,870 per Short Ton $7,746 per Short Ton $20 per Ouncer $1,662 per Ounce Metal Prices as of October, 2022 $807,778,928 $2,174,757,640 $993,114,660 $5,558,278,401 $4,715,256,876 Production value at current price $14,249,186,505 Total Production Table from Krahulec and Briggs, 2006. Tintic Project 52 April 25, 2024

Osisko Development Corp. 6.3.2 Trixie - Shaft Sinking and Underground Development and Mining (1968 to 1992) The sinking of the Trixie shaft was initiated in 1968 and had reached the 750 ft level by 1969 . Although the initial target of exploration at the Trixie historic mine was lead - zinc replacement mineralization in the hanging wall of the Trixie Fault, a gold - bearing structure was encountered during shaft sinking at a depth of 584 ft . This northerly - trending and steeply west - dipping structural zone became the primary source of ore, which was concentrated along three gold - silver mineralized segments . From north to south these ore shoots were referred to as the 756 ore shoot, the 75 - 85 ore shoot, and the Survey zone . The original carbonate replacement deposit (CRD) that was discovered at the Trixie historic mine in 1969 is located on the north end of the deposit, within the downthrown carbonate sequence north of the Trixie fault . While limited in scale, the replacement mineralization consists of massive sulphide minerals and jasperoid that locally enclose irregular blocks of argillized shale and limestone between the 750 ft level and 900 ft level . Metal zonation within the deposit was documented at the time of mining, with the upper levels displaying higher grade zinc and gold values, which diminish down - plunge, while copper and silver values increase at depth and lead concentrations remain consistent throughout (Morris et al . , 1979 ) . The 756 ore shoot represents the most productive of the three historically mined ore zones . This ore shoot was developed up to nine feet in width and over 900 ft in strike length and was mined for over 1 , 000 vertical feet . The shoot plunges to the north towards the Trixie and Eureka Standard faults and was mined continuously from approximately 75 ft above the 625 level to below the deepest 1350 level development . Based on limited historic drilling, the 756 ore shoot continues for at least 300 ft below the 1350 level and remains open at depth . In 1976 , as mining and exploration continued within the 756 mineralized shoot, the 75 - 85 ore shoot was discovered approximately 1 , 600 ft ( 488 m) south of the Trixie shaft . The 75 - 85 ore shoot was mined from approximately 50 ft ( 15 m) above the 625 level down to the 1200 level . In early 1980 , Bear Creek Mining discovered the Survey zone while exploring for the Sioux - Ajax fault by drifting south on the 1050 ft level of the Trixie historic mine . The Survey Vein segment was explored and extensively developed by Kennecott on the 750 , 900 , 1050 and 1200 levels during the pre - 1995 silica flux mining periods . The southern end of the Survey Vein is extended for a distance of 3 , 400 ft south of the main shaft, along the 1050 level and remains open to the south and at depth . In 1980 , Sunshine Mining Corporation (Sunshine Mining) leased the Burgin unit from CCMC and, by 1983 , had also begun work at Trixie, where it re - started mining operations and undertook additional underground development and diamond drilling . Much of the underground development and drilling from this time appears to have been focused on the 900 , 1050 , 1200 and 1350 levels . Perhaps the most notable exploration efforts at Trixie during this time were the southerly extensions of the 900 , 1050 and 1200 ft level drifts following the discovery of the Survey zone and the northeastward extension from the 1350 ft level to connect with the 1100 ft level of the Eureka Standard mine . This connection provided the underground access needed to evaluate the Eureka Standard fault along - strike and down - dip from the original Eureka Standard mine workings . Sunshine Mining operated the Trixie historic mine until terminating its lease with CCMC at the end of 1992 . Tintic Project 53 April 25, 2024

Osisko Development Corp. 6.3.3 Trixie Mine, Diluted Grade Production Between 1969 and 1995 , the historic Trixie mine was operated as a source of silica flux ore for direct shipment to Kennecott’s Bingham Canyon smelter . Payments were received for gold, silver and variably for copper . Production from 1969 through to 1992 totaled 808 , 240 tons, containing 159 , 289 oz of gold and 4 . 75 million oz of silver . Ore mined during this period was heavily diluted (as much as 3 : 1 ) with footwall and hanging wall Tintic Quartzite . Open stope mining methods and poor ground control practices appeared to be only partially responsible for the dilution of ore . Production of 100 tons per day was required from the historic Trixie mine to provide a precious metal - rich silica flux ore to Kennecott’s Bingham Canyon smelter . Since the Tintic Quartzite was as good a source of silica flux as the mineralized quartz veins themselves, dilution of the Trixie ore with Tintic Quartzite was a deliberate practice to obtain the daily tonnage requirements . A diluted mining grade of 0 . 15 to 0 . 3 oz/t Au during this time was an optimal grade to obtain the required tonnage for the Bingham Canyon smelter, covering the cost of extraction and shipping of the silica flux . As a result of a settlement of litigation between the then - operator Sunshine Mining and CCMC, underground mining at the Trixie operation ceased in 1992 . CCMC mined and shipped some low - grade surface stockpile material for smelter flux between 1993 and 1995 , but with changes to Kennecott’s smelting process in 1995 , its Garfield smelter no longer required Trixie flux ore . There were other western smelters with requirements for high - silica metals - bearing flux, but the costs of transportation to these smelters, coupled with low ore prices reduced the overall profit potential of mining the Trixie and other known silica - hosted precious metal deposits in the East Tintic District . 6.4 T RIXIE E XPLORATION AND P RODUCTION (2000 TO 2002) Between 2000 and 2002 , CCMC (through its affiliate Tintic Utah Metals LLC (Tintic Utah Metals)) undertook an aggressive surface and underground drilling program at Trixie, resulting in the discovery of a small - tonnage gold - silver resource associated with the earlier mined 75 - 85 mineralized zone . In the case of the gold - silver resource, a new level (the 625 ft level) was developed within the mine in 2001 , and approximately 11 , 120 tons of gold - silver ore, averaging 0 . 66 oz/t Au, were produced before mining was suspended due to the decrease in the price of gold below $ 300 /oz and CCMC’s financial and reported management problems . Table 6 . 2 summarizes the production from the Trixie mine from before 1883 to 2002 . Tintic Project 54 April 25, 2024

Osisko Development Corp. Tintic Project 55 April 25, 2024 Table 6.2 Trixie Mine Historic Production Summary Silver Total (Troy Ounces) Gold Total (Troy Ounces) Average Silver Grade (Oz/ST*) Average Gold Grade (Oz/ST*) Short Tons Sold Operating Company Year 3,533,950 102,713 6.95 0.2 508,482 Bear Creek Mining Co. Pre 1983 8,333 516 4.8 0.3 1,736 Sunshine Mining Co. 1983 68,382 1,710 6 0.15 11,397 Sunshine Mining Co. 1984 89,128 6,487 3.49 0.25 25,538 Sunshine Mining Co. 1985 - - - - 0 Sunshine Mining Co. 1986 11,852 627 4.69 0.25 2,527 Sunshine Mining Co. 1987 160,086 6,716 7.08 0.3 22,611 Sunshine Mining Co. 1988 230,429 9,070 7.13 0.32 28,343 Sunshine Mining Co. 1989 207,706 8,159 6.68 0.27 31,115 Sunshine Mining Co. 1990 201,418 7,486 4.96 0.18 40,608 Sunshine Mining Co. 1991 167,531 6,488 3.35 0.13 50,002 Sunshine Mining Co. 1992 49,342 1,944 0.66 0.026 74,761 South Standard Mining Co. 1993 - 1995 - - - - 0 Chief Consolidated Mining 1995 - 2001 26,577 7,373 2.39 0.663 11,120 Chief Consolidated Mining 2002 4,754,734 159,289 5.85 0.196 808,240 Total Table supplied by Osisko Development but originally prepared by Tom Gast for CCMC, October 2010. *ST = US Short Tons

Osisko Development Corp. 5. T RIXIE , E XPLORATION AND P RODUCTION (2019 TO 2021) 1. TCM – Trixie, Modern Target Generation (2019 to 2020) TCM acquired the historic Trixie mine at the beginning of 2019 , and initially focused its assessment on the base - metal resource opportunity at the Burgin mine . However, high - grade gold opportunities that had potential for near - term production and revenue from the Trixie mine quickly became the focus of the company . A preliminary economic report dated 2010 indicated the presence of known and documented resource opportunities at the Trixie mine, though these required in - depth evaluation and additional work to quantify . Since most of the historic mining was focused on the steep west - dipping structural corridor with very little development or exploration into either the footwall or hanging wall, there was high potential to define additional mineralized structures in close proximity to the existing underground infrastructure . The historic Trixie mine together with the entire East Tintic property had been in a state of care and maintenance followed by near abandonment, since 2014 , and this resulted in wide - spread vandalism and damage to the property and physical assets . This included destruction of the primary hoist, hoist foundation and building at Trixie that was used to operate the conveyance and provide access to the underground development . In August, 2019 , TCM made the decision to commence rehabilitation of the historic mine and shaft), with the intention of beginning underground drilling and exploration of documented targets on the historic 625 ft and 750 ft development levels . Figure 6.2 Trixie Headframe Micon 2022 site visit photograph. 56 Tintic Project April 25, 2024

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By December, 2019, TCM had compiled the historic Trixie datasets into a new 3D model of the deposit and identified a significant new target in the immediate footwall to the 610 stope. This new target, initially termed the North Survey Vein, was developed from reconsidering assays within historic surface RC holes which could not have originated from any of the historically mined areas (Figure 6.3). Further investigation of this target lead to the discovery of the T2 and T4 structures.

Figure 6.3
Cross-Section, Looking North, of the Surface RC Hole Intersections that Led to Discovery of the T2 Structure


West
East
Volcanics
Ophir Formation
Tintic Quartzite
Modelled Vein
Workings
Au ppm
> 30
15 - 30
10 - 15
5 - 10
1 - 5
< 1
Original Model of
"North Survey Vein"
12.19 m
@ 24.69 ppm Au
18.29 m
@ 51.29 ppm Au
13.72 m
@ 7.54 ppm Au
75-85 Vein
TRC-13
610 Stope
625 level
TRC-13A
TRC-01
TRC-14
750 Stope
0 m
50 m

Figure provided by Osisko Development.

The broad zones of mineralization encountered in the 2000-2001 surface RC drilling were originally interpreted to be caused by the smearing of mineralization within the holes, given that the known mineralized structures were typically no more than six to eight feet in width. However, exploration work by TCM in 2021 demonstrated that, locally, mineralization up to 60 ft in width is associated with stockwork veining in the footwall of the 75-85 structure which would come to be known as the "T4" zone.

6.5.2 TCM T2 Discovery (2020 to 2021)

Between February and June, 2020, refurbishment of the 625 level was completed by TCM with new services installed to commence underground diamond drilling. A total of five diamond drill holes were completed between June and August, 2020, all collared from the only suitable drilling position, just north of the ventilation shaft.

Tintic Project 57 April 25, 2024

Osisko Development Corp. Despite extremely difficult drilling conditions, visible mineralization within the footwall of the 610 stope was confirmed in three of the five holes . With the visual confirmation of the mineralization and structure a decision was made by TCM management to commence development of an exploration drift eastward towards the target zone . This exploration drift would open - up the target structure for sampling and visual examination, as well as opening up more favourable positions from which to drill on the east side of the 610 stope . The decision to develop into the target zone by TCM management proved extremely fortuitous . Only 13 m ( 44 ft) east of the historic 625 ft level development, TCM drifted directly into the T 2 structure . The first three grab samples taken returned 1 , 234 g/t Au ( 36 oz/t Au), 1 , 947 g/t Au ( 56 . 8 oz/t Au) and 5 , 417 g/t Au ( 158 oz/t Au) . Figure 6 . 4 shows one of the earliest underground mining faces on the T 2 structure, with composite chip sampling across the face returning 2 . 4 m of 3 , 497 g/t Au and 6 , 583 g/t Ag ( 8 ft of 102 . 0 oz/t Au and 192 oz/t Ag) . Figure 6.4 An Early Mining Face on the T2 Structure Looking North Figure provided by Osisko Development . Abundant visible gold associated with the striking green colour of the mineralized zone aided the visual identification and mining of the T 2 structure . Initial mining continued north and south on - strike of the steeply east - dipping structure to determine potential strike lengths of the mineralized zone . At the same time the original 609 exploration cross - cut was extended further eastward to test ground immediately east of the T 2 structure for further mineralization . Together with additional diamond drilling and exploration cross - cuts, a zone containing several mineralized structures and local stockwork veining up to 25 metres ( 80 ft) in width was identified, referred to as the T 4 zone of mineralization . 58 Tintic Project April 25, 2024

Osisko Development Corp. Figure 6 . 5 displays an overview of the historic mine development and new mining completed by TCM between 2020 - 2021 , with the T 2 and T 4 development located only 13 m ( 44 ft) east of the historic mine infrastructure on the 625 level . Figure 6.5 Overview Map of the Southern End of 625 ft Level Figure provided by Osisko Development. 6.5.3 TCM Underground Development and Mineral Processing (2020 to 2021) In November, 2020 the first shipment of mineralized material was made to an offsite processing facility and the first gold was poured by TCM . Continual underground development and drilling through 2021 helped define T 2 mineralization over a 400 ft strike length and led to the recognition of the scale of the T 4 stockwork mineralization . Design work for a surface portal and internal decline ramp to access the Trixie underground development was commenced shortly thereafter . A geological model for T 2 - T 4 mineralization identified the potential significance of the overlying Ophir Shale, as a cap above the Tintic Quartzite host rock, in influencing the T 2 - T 4 mineralized zone . In the fall of 2021 , the Burgin Processing Facility was equipped with an onsite vat leaching process . On May 30 , 2022 , Osisko Development announced the completion of its acquisition of TCM . 59 Tintic Project April 25, 2024

Osisko Development Corp. 1. GEOLOGICAL SETTING AND MINERALIZATION 2. G EOLOGICAL S ETTING The Tintic Project is located within the historic Tintic mining district, a cluster of base and precious metal deposits covering more than 200 square kilometres ( 80 square miles) within the East Tintic Mountains of north - central Utah ( Figure 7 . 1 ) . The district is centred approximately 90 km ( 56 miles) south - southwest of Salt Lake City and 65 km ( 40 miles) south of the Bingham Canyon porphyry Cu - Au - Mo deposit . The East Tintic Mountains occupy a position within the Late Cretaceous Sevier fold and thrust belt (e . g . , Allmendinger & Jordan, 1982 ; Yonkee & Weil, 2015 ) approximately 30 km ( 20 miles) from the eastern limit of the Basin and Range extensional province, as defined by the surface expression of the Wasatch fault . District mineralization is associated with a post - Sevier compression and pre - Basin and Range extension period of magmatism, spanning ca . 27 - 35 Ma (latest Eocene to Oligocene) (e . g . , Moore et al . , 2007 ) . Commonly divided into Main, East, North and Southwest subdistricts, the greater Tintic is collectively the second largest metal producing district in Utah state, with Bingham first and Park City a close third (Krahulec and Briggs, 2006 ) . The core Tintic Project area covers more than 90 % of known deposits within the East Tintic subdistrict . Additional coverage extends north, west and south into the North, Main, and Southwest districts, respectively . 2. D ISTRICT G EOLOGY The geology of the Tintic district can be summarized as the record of four major phases of geologic evolution . These are 1 ) development of a Palaeozoic platformal sequence atop previously deformed Precambrian basement, 2 ) folding, faulting, and uplift accommodating east - west shortening during the Late Cretaceous Sevier Orogeny, 3 ) latest Eocene to Oligocene calc - alkaline magmatism associated with district mineralization, and 4 ) Miocene to recent Basin and Range extension . Precambrian basement in the Tintic district consists of phyllitic shales and coarse - grained quartzite of the Big Cottonwood Formation, exposed on the western limits of the East Tintic mountains but encountered only as xenoliths within the Eureka quadrangle at the district core . Deposited unconformably above the Big Cottonwood Formation, the Palaeozoic platformal sequence consists of a 701 to 975 m ( 2 , 300 to 3 , 000 ft) basal quartzite (the Lower Cambrian Tintic Quartzite) that grades through a relatively thin sequence of calcareous shales and lesser limestone facies (the Middle Cambrian Ophir Formation) into an extensive carbonate sequence that spans into the Late Mississippian . Total stratigraphic thickness of the Palaeozoic sequence exceeds 2 , 743 m ( 9 , 000 ft) (e . g . , Morris, 1964 : Geology of the Eureka Quadrangle ; Morris, 1964 : Geology of the Tintic Junction Quadrangle ; Morris et al . , 1979 ) ( Figure 7 . 2 ) . 60 Tintic Project April 25, 2024

Osisko Development Corp. Figure 7.1 Map of the Tintic District Displaying Mineral Occurrences and Regional Tectonic Framework Figure provided by Osisko Development. 61 Tintic Project April 25, 2024

Osisko Development Corp. Figure 7.2 Palaeozoic Stratigraphy of the Tintic District Figure provided by Osisko Development. Accommodation of east - west shortening during the Late Cretaceous Sevier Orogeny resulted in the development of the district scale Tintic syncline – East Tintic anticline fold pair, and several associated district - scale, generally west - vergent thrusts (Morris, 1964 : Geology of the Eureka Quadrangle ; Morris 62 Tintic Project April 25, 2024

Osisko Development Corp. et al . , 1979 ) . The geometry of the sub - horizontal roughly north - south trending fold pair is responsible for the general basement architecture of the Tintic district, wherein the youngest (Mississippian) rocks of the Palaeozoic sequence are preserved along the trough of the Tintic syncline in the Main district and the Tintic Quartzite is present at its highest structural levels along the crest of the East Tintic anticline in the East district ( Figure 7 . 3 ) . Steeply dipping structures developed in relation to the Sevier orogeny include a system of predominantly northeast trending faults with strike - slip offset, and a system of variably oriented normal faults developed in accommodation of late to post - orogenic gravitational collapse . (e . g . , Morris, 1964 : Geology of the Eureka Quadrangle ; Morris et al . , 1979 ) . Extensive erosion following Sevier uplift resulted in the development of a rugged paleotopography prior to the onset of district magmatism ca . 35 Ma ( Figure 7 . 4 ) . The latest Eocene to Oligocene magmatic record consists of latite and quartz latite flows and tuffs up to 1 , 500 m ( 5 , 000 ft) thick, with cross - cutting to coeval porphyritic monzonitic to locally quartz monzonitic stocks, dikes and plugs (e . g . , Morris, 1964 : Geology of the Eureka Quadrangle ; Morris, 1964 : Geology of the Tintic Junction Quadrangle ; Morris et al . , 1979 ; Keith and Kim, 1990 ) ( Figure 7 . 4 ) . District mineralization is contemporaneous and associated with magmatism in the district (Laughlin et al . , 1969 ) . In the East Tintic district, known fissure - vein and replacement deposits are nearly exclusively buried beneath the irregular volcanic cover ( Figure 7 . 5 ) . While the basal (pre - mineral) volcanic cover hosts no significant mineralization, it is commonly characterized by significant hydrothermal alteration . Several sub - km - scale lithocaps characterized by zones of strong silica, white mica, kaolinite, alunite, jarosite, dickite, and local pyrophyllite point to potential porphyry targets at depth (Morris and Lovering, 1690 ; Rockwell et al . , 2004 ; Prince, 2024 ) . Narrower zones of alteration, characterized by varying amounts of kaolinite, dickite, sericite, illite and pyrite along predominantly N to NE - trending fissures with associated pebble dikes overlie some of the known historical deposits . These alteration zones were successfully used as exploration targets in the discovery of the North Lily and Eureka Standard deposits (Morris et al . , 1979 ) . The Palaeozoic sequence and its irregular volcanic cover are disrupted by Basin and Range extensional faulting . Miocene - age volcanics likely mark the onset of extension in the district ca . 16 - 18 Ma ( Figure 7 . 4 ) . While any pre - existing fault structures are likely primed for some degree of Basin and Range extensional reactivation, the most significant normal offsets occur along roughly north - south trending structures, e . g . , the district - scale Eureka Lilly fault . The variably north - south striking and west - dipping Eureka Lilly fault forms a major aquitard through the East Tintic district, dividing a fresh, cool - water - table in its hanging - wall to the west from a hot and saline water table in its footwall to the east . Post - lava offset on the Eureka Lilly fault is apparently variable along strike and may account for only one - half to a third of the total offset across the structure, believed to have initiated during Late Sevier orogeny (Morris et al . , 1979 ) . 63 Tintic Project April 25, 2024

Osisko Development Corp. Tintic Project 64 April 25, 2024 Figure 7.3 Partial N - Facing 7.5’ Eureka Quadrangle Section A - A’ Figure provided by Osisko Development but originally digitized from Morris (1964) Geology of the Eureka Quadrangle.

Osisko Development Corp. Figure 7.4 Oligocene Volcano - Magmatic Stratigraphy of the Tintic District with Select Reported Geochronologic Data Figure provided by Osisko Development. 65 Tintic Project April 25, 2024

Osisko Development Corp. Figure 7.5 Simplified USGS Geologic Map of the East Tintic District Figure provided by Osisko Development. 66 Tintic Project April 25, 2024

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7.3 District Mineralization and Structure

The four subdistricts of the Tintic are in part distinguishable in terms of their known mineral occurrences, hosted within the deformed Palaeozoic sequence and, to a more limited extent, Oligocene monzonitic intrusions. The Main district is the most historically productive subdistrict by far, with characteristic carbonate-hosted lead-zinc-silver replacement deposits that form elongate, predominantly north to northeast-trending, sub-horizontal, manto-like bodies rooted into subvertical chimneys rich in copper, gold, and silver (e.g., Krahulec and Briggs, 2006 [after Morris, 1969]) (Figure 7.1). Carbonate-replacement deposits with economic zinc ± lead ± silver are likewise present in the East district and the historically least-productive North district. The East district is unique in terms of the relative structural complexity of its deposits, and by the added presence of gold and silver-rich high-sulphidation fissure vein systems, typically hosted within the brittle and unreactive Tintic Quartzite, such as at Trixie. The Southwest district is characterised by a relative dominance of igneous rocks, containing fissure systems hosted within the Silver City stock and smaller associated monzonitic porphyry intrusions (e.g., Krahulec and Briggs, 2006). The Southwest district is also host to the Southwest Tintic porphyry copper system, viewed as subeconomic but with minor historical production from peripheral high-sulphidation, copper-silver-lead veins (Krahulec and Briggs, 2006).

In addition to an association with both the low- and high-angle faults developed regionally through the Late Cretaceous Sevier Orogeny, mineralization within the East Tintic is often linked with a more localized network of high-angle structures, apparently developed pre to syn-mineral in association with latest Eocene to Oligocene magmatism (e.g., Morris et al., 1979). These structures formed conduits for the emplacement of pebble dikes, monzonitic intrusions, and their associated hydrothermal fluids. They range in orientation from north-south to more prevalent north-easterly trends and are particularly well-developed as faults and fissures within the brittle Tintic Quartzite.

A little more than half of the historical production within the East Tintic district has been sourced from lead-zinc-silver replacement deposits generally formed at the intersection of westerly dipping shallow thrust faults and high-angle northeast-trending structures (Krahulec and Briggs, 2006) (e.g. Burgin, Tintic Standard, and North Lily deposits). High-sulphidation gold – silver ± copper deposits hosted within fissure-vein systems in the Tintic Quartzite account for the remaining historic production and all mineralized zones currently under development within the East Tintic district (Krahulec and Briggs, 2006). The orientation of mineralized structures varies locally, presumably depending on pre-mineral structural priming and syn-mineral stresses. The structural trend at the Trixie is north south while fissure-vein systems elsewhere in the district tend to occupy moderate to steeply dipping northeast-southwest oriented structures.

7.3.1 Geology, Structure and Mineralization at Trixie

Mineralization at the Trixie test mine is structurally controlled within a north-south-trending fissure-vein and breccia system, developed within the brittle Tintic Quartzite. Gold and silver-rich mineralization within the Trixie vein system is best classified as high- to intermediate-sulphidation epithermal (see discussion in Section 8). Current development and exploration at Trixie is focused within and in the footwall to the historically productive steep-to-the-west-dipping 75-85 structural corridor, primarily targeting the subvertical-to-the-east-dipping T2 fissure vein and a network of smaller-scale likewise north-south-trending mineralized fissures in its hanging wall.

Tintic Project 67 April 25, 2024

Osisko Development Corp. Sub - horizontal Palaeozoic strata exposed in underground workings at Trixie are believed to occupy a position within or proximal to the hinge zone of the East Tintic anticline (Morris et al . , 1979 ), the nature of which may exert primary influence on the geometry, frequency, and distribution of grade controlling structures within the Trixie vein system . The stratigraphic contact between the Tintic Quartzite and the overlying and less permeable lower shale member of the Ophir formation appears to have an influence on the localization and grade distribution of mineralization at Trixie . While controlling structures within the Trixie vein system do penetrate the younger overlying sequences, economic mineralization is typically restricted to the brittlely fractured Tintic Quartzite . The main shaft of the historic Trixie mine was collared at approximately 1 , 852 m ( 6 , 075 ft) elevation into an outcropping window of Middle Cambrian Teutonic Limestone . The shaft passes through the full thickness of the Ophir Formation to reach the Tintic Quartzite at a depth of approximately 125 m ( 410 ft) below surface . Current development stems off the historical 625 level of the mine with lesser development off the 750 level . Deeper historical workings include the 900 , 1050 , 1200 , and 1350 levels . The water table at Trixie currently sits below the lower limits of the Trixie main shaft, which extends another ~ 100 ft below the 1350 level, around 442 m below surface . The Late Eocene to Oligocene Packard Quartz Latite unconformably overlies the Palaeozoic sequence, highlighting a rugged palaeotopography and locally reaching thicknesses up to 380 m ( 1 , 250 ft) directly south of the ventilation shaft (Figure 7 . 6 ) . North of the Trixie main shaft, the Tintic Quartzite is down - dropped an estimated 198 m ( 650 ft) across the east - west - trending sub - vertically north - dipping Trixie fault zone (Morris et al . , 1979 ) . At the very northern limits of development, the sequence is again offset relative down to the north across the Eureka Standard fault zone, which appears to consist locally of at least two major east - northeast trending splays . Though not fully constrained, relative stratigraphic offset across the Eureka Standard fault zone is of similar or greater magnitude to that observed across the Trixie Fault zone . The Eureka Lilly fault zone at Trixie runs sub - parallel to the 75 - 85 structural corridor and likewise dips steeply to the west . The two structures apparently converge just beyond the southern limits of current exploration and development . The historically mined South Survey Vein, which defines the southern limits of Trixie historic development, appears to occupy a position within or directly adjacent to Eureka Lilly structural corridor . The historic 756 ore shoot at the north end of Trixie development displays a steep northerly plunge in the footwall to the Trixie fault zone . At the southern end of Trixie development, an apparent southerly plunge to higher grade ore shoots within the historically mined 75 - 85 zone is less well understood . It has been previously suggested that the geometry of these ore shoots could be related to a presumed south - dipping splay of the Sioux Ajax fault zone, a system with known structural control on mineralization within the Mammoth and Iron Blossom mines in the Main Tintic district to the west . However, strong evidence for the presence of this structure at the southern limits of current development and exploration has yet to present . It has been more recently postulated that the apparent southerly plunge of the historically mined 75 - 85 zone ore shots may instead be controlled by the intersection of the 75 - 85 structure and the Eureka Lilly fault zone . 68 Tintic Project April 25, 2024

Osisko Development Corp. Tintic Project 69 April 25, 2024 Figure 7.6 East - Facing Geological Long Section Displaying Underground Development at Trixie Figure provided by Osisko Development.

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8.0 DEPOSIT TYPES

There are three interrelated deposit types of particular interest within the East Tintic district:

1. Carbonate Replacement Deposits (CRDs), with lead-zinc replacement of reactive carbonate sedimentary sequences, found at the historic Burgin, Tintic Standard and North Lily mines.
2. High-Sulphidation epithermal veins: gold and silver rich epithermal vein systems hosted primarily within the basal Tintic Quartzite host rock, found at the Trixie, Eureka Standard and the deeper levels of the historic North Lily mine.
3. Porphyry Copper-Gold: copper and gold rich mineralization hosted in porphyritic intrusive rocks. Although not yet identified in East Tintic, a porphyry centre is thought to be the hydrothermal source for both the deposit styles listed above.

The distribution of both CRDs and high-sulphidation epithermal vein systems in the East Tintic district is strongly lithologically controlled, with known high-sulphidation epithermal veins restricted to the Tintic Quartzite, and CRD type base-metal deposits hosted in the overlying carbonate sequence. This is reflective in part of rheological control, as the brittle nature of the quartzite makes it more prone to the development of breccia hosted epithermal veins, and in part of geochemical control, due to the more reactive nature of the carbonates to acidic fluids. The same strongly acidic hydrothermal fluid sourced from a potential deep-seated porphyry centre may be responsible for both the precipitation of high-sulphidation mineral assemblages within the quartzite and, once buffered during interaction with overlying carbonate facies rocks, the precipitation of CRD deposits. A generalized model for each of the deposit types and their idealized location relative to depth of emplacement and stratigraphic control is presented in Figure 8.1.

Figure 8.1
Generalized Model of Deposit Styles in the East Tintic District


Advanced Argillic Alteration
at Surface is indicative of a Porphyry at Depth
(Big Hill, Treasure Hill)
2000 m
1500 m
1000 m
Epithermal
High Sulphidation
High-Grade Au
(Trixie, Eureka Standard)
Cu - Au
Cu (Mo-Au)
Cu (Mo-Au)
Volcanics
Calcareous Sediments
Quartzite
Advanced Argillic Alteration
Sericitic Alteration
Potassic Alteration
Replacement Mineralization
High Sulphidation Mineralization
Porphyry Mineralization

Source: Modified from TCM 2021.

Tintic Project 70 April 25, 2024

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8.1 CARBONATE REPLACEMENT DEPOSITS

CRDs account for more than 90 percent of all ore produced in the East Tintic district (Morris & Lovering, 1979). Silver rich lead-zinc CRDs of the historic Burgin, Tintic Standard and North Lily mines, are characterized by the replacement of limestone by massive sulphide adjacent to intersections between steeply dipping northeast-trending faults and shallow to moderately west or southwest dipping faults. The complex geometry of the more shallowly dipping fault zones demonstrates an imbricate nature, with repeated fault bound slivers of mineralized stratigraphy, as well as localized folding of thrust sheets forming pockets or "pot-hole" structures that provided favourable focal points for mineralization. The mineralogy of the replacement deposits typically consists of massive galena ± sphalerite, with lesser silver sulphides and sulphosalts (Figure 8.2). In general, there is a zonation observed within the replacement bodies, with a core which is richer in lead and silver and an increase in zinc and manganese toward the peripheries (Morris & Lovering 1979).

Steeply dipping northeast trending fissures transect the CRD deposits and localize silver and gold-silver rich mineralization along structurally controlled planes, such as the Silver Fissure at the historic Burgin mine.

Figure 8.2
CRD-Style Base-Metal Mineralization, Massive Galena Typical of the Historic Burgin, Tintic Standard and North Lily Mines



Figure provided by Osisko Development.

Tintic Project 71 April 25, 2024

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8.2 HIGH SULPHIDATION EPITHERMAL VEIN SYSTEMS

High-sulphidation epithermal vein systems containing enargite-gold-silver ores (Figure 8.3) are structurally controlled and limited in known occurrence to the basal Tintic Quartzite unit. The brittle and relatively geochemically inert nature of the Tintic Quartzite makes it particularly well-suited to focus ascending mineralizing fluids along permeable faults and breccia zones developed within the otherwise relatively impermeable rock. This allows for the deposition of precious metal-rich gold-silver mineralization, as seen at Trixie, the historic Eureka Standard mine, and in the deeper levels of the historic North Lily mine.

Hydrothermal fluids in high-sulphidation epithermal systems tend to be strongly acidic, with elevated sulphur fugacity (John et al., 2018). The conditions of the hydrothermal fluids can be deduced from the stability of the assemblage of ore and gangue minerals that precipitate from them, as well as from fluid inclusions within individual minerals. The assemblage enargite ± pyrophyllite ± alunite, which is common in the known vein systems hosted in the Tintic Quartzite, is indicative of high-sulphidation conditions (John et al., 2018). Precipitation of minerals from a hydrothermal fluid may be related to changes in temperature, pressure, pH, sulphur fugacity, or a number of other controlling factors. Rapid releases in fluid pressure are of particular importance as they can trigger flash boiling, a process which simultaneously cools the fluid while partitioning volatile phases such as H_2S and CO_2 into the exsolved vapour leading to changes in pH and sulphur fugacity, all of which can contribute to the formation of high concentrations of gold (Hedenquist, 1985).

Figure 8.3
Typical Sulphide Au-Ag-Rich Vein Mineralization found at Trixie and in the Historic Eureka Standard Mine, Hand Sample taken from the Eureka Standard Dump Pile


7
6
5
4
3
2

Figure provided by Osisko Development.

Tintic Project 72 April 25, 2024

Osisko Development Corp. Apparent controlling structures within the East Tintic high - sulphidation epithermal vein systems are typically narrow (approximately 0 . 1 - 3 m or approximately 0 . 3 - 10 ft wide) polymetallic quartz - barite fissure veins, such as are observed at the core of the gold and silver - rich telluride - bearing T 2 structure at Trixie . High - sulphidation epithermal mineralization also occurs within silica ledges and silica - sulphide - sulphosalt flooded breccia zones adjacent to primary controlling structures, such as in the T 4 breccia zone at the Trixie mine . High - sulphidation ores are oxidized above the water table, locally characterized by the in - situ replacement of copper bearing tellurides and sulphides by bright green and blue supergene copper tellurates and copper carbonates . Oxidation and leaching of sulphides above the water table have the added benefit of releasing any refractory gold that may have otherwise been bound in the crystal structure of the sulphides . The water table at Trixie is 425 m ( 1 , 394 ft) below surface, at an elevation of 1 , 425 m ( 4 , 765 ft) and is reported at a similar elevation in the other historic mines west of the Eureka Lilly fault (Morris and Lovering, 1979 ) . East of the Eureka Lilly fault the water table is hot and saline and is approximately 50 m lower in elevation than on the west side . 1. Mineralized Structures at Trixie Mineralization at Trixie is structurally controlled within a series of interrelated discrete networking and/or cross - cutting permeable and locally dilational faults (i . e . , “fissure veins”) and their associated damage zones . These include : 75 - 85 , T 2 , T 3 (a and b), 40 Fault, Wildcat, and several other unnamed discrete structures which define the broader T 4 Domain ( Figure 8 . 4 ) . Though controlling structures may penetrate younger stratigraphic horizons, mineralization is limited to the Tintic Quartzite, as overlying shales belonging to the lower member of the Ophir Formation formed an impermeable cap to mineralizing fluids . 1. 75 - 85 Structure The 75 - 85 structure consists of a discrete north - south striking moderate west - dipping polymetallic silica - sulphide cemented breccia zone . The structural zone connects to two historically developed tabular mineralized bodies, the 756 at the north end of Trixie development, and the 75 - 85 mineralized shoot to the south (Morris et al . , 1979 ) . Historically documented primary economic minerals include a wide range of silver, copper, lead and/or zinc bearing sulphides and sulphosalts (e . g . , argentite, proustite, polybasite, silver - bearing tennantite - tetrahedrite, enargite, chalcopyrite, bornite, galena, sphalerite and pyrite), as well as native gold (Morris et al . , 1979 ) . Gangue minerals are chiefly crystalline quartz and barite . Combined modern modelling and historic documentation define the structure along a strike length of approximately 700 m ( 2 , 300 ft) from its northern termination in a series of horsetail fractures about 30 m ( 100 ft) south of the Trixie fault (Morris et al . , 1979 ) to an unconstrained southerly termination at either the Eureka Lilly fault, or the postulated westerly projection of the Sioux Ajax fault (see Section 7 ) . Historic development on the 756 ore shoot extends approximately 23 m ( 75 ft) below the 1350 - foot development level (approximately 1 , 416 m ; 4 , 645 ft elevation) . The mineral potential for this zone remains open at depth . 73 Tintic Project April 25, 2024

Osisko Development Corp. Figure 8.4 North Facing Geological Cross - Section displaying Mineralized Domains and Controlling Structures at Trixie Figure provided by Osisko Development but modified from TCM June, 2022. 74 Tintic Project April 25, 2024

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The most recent model iterations give an approximate average strike of 347° (167°) and dip of 63° to the west for the 75-85 structure. The 63° average dip is slightly less than the historically documented average of 75°, and ranges from approximately 65° to as shallow as 45° locally. The strike of the structure is historically documented to range locally from 005° through 340° (Morris et al., 1979). Similar deflections are recognized presently, the most dramatic of which being a counterclockwise deflection to a 330° strike at the southern limits of the current model constraints.

Current data suggest that the 75-85 structure truncates the T2 and similar discrete structures of the T4 zone. The Tintic Quartzite – Ophir Shale contact is down-dropped in the hanging wall of the 75-85 structure, with an apparent normal offset of approximately 15 m (45-50 ft) where best constrained.

8.2.1.2 T2 Structure

The structurally controlled T2 domain is a discrete subvertical to the east-dipping fissure vein and breccia zone generally characterized by polymetallic gold and silver-rich telluride-bearing mineralization with quartz-barite gangue. While some evidence for historical mining of the structure around the 675-foot sublevel is indicated by the presence of minor stoping dating from the 1970s, the continuity and full potential of the structure was not recognized until its 'discovery' by TCM in 2020.

8.2.1.3 T3 Structures

T3 structures include two discrete fissure vein and breccia zones identified within the 75-85 hanging wall. The first documented (T3a) consists of an approximately 1 m (2-3 ft)-wide north-south striking and steep to the east-dipping fissure vein characterized by base and precious metal mineralization with quartz-barite gangue in breccia fill and lenses. As currently constrained, the structure is of limited measurable length along strike and down-dip, 165 m (550 ft) and 40 m (140 ft), respectively. A newly delineated strike parallel structure (T3b) with an opposing westward dip is of similar scale, style of mineralization, and constrained extents. Both T3a and b are open for potential along strike, their down-dip interaction is untested and unconstrained.

8.2.1.4 T4 Domain

The T4 domain is a broad zone extending east of the 75-85 structure into its footwall, enveloping T2 and comprising a series of generally smaller-scale linking and cross-cutting T2-style discrete structures and their associated damage zone quartz-barite stockwork. The T4 domain has been expanded to include the T1 domain of the T2 footwall, as the two domains are now understood to be indistinct from one another. A total of thirteen constrained discrete structures, including the Wildcat, are T2 subparallel. They strike variably N-S with dips ranging from ~60° to the east through vertical to ~80° to the west. Constrained structures range from 0.1 to 0.8 m (<0.5 to 2.5 ft) wide at their core and are continuous along strike lengths of 45 m (150 ft) or greater. Damage zone stockwork is often accompanied by tellurides and dark sulphosalt inclusions comprising less than 0.5% of vein mass but typically related to elevated gold grades. Definable discrete structures are densely spaced, with an average separation of around 3-4.5 m (10-15 ft) where they have been tested with development and high density drilling surrounding T2. Mineralization within the broader T4 domain is now understood to be controlled by these discrete structures, whether or not sufficient data exists for their individual constraint.

Tintic Project 75 April 25, 2024

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8.2.1.5 40 Fault Structure

The newly recognized 40 Fault is named as such because of its unique low-angle (40°) easterly dip. The 1 m-wide structure is traceable through several modern 625 sublevels and cross-cuts, consisting predominantly of re-brecciated gold and silver-bearing mineralized quartzite and quartz-barite vein gangue. Post mineral reactivation on the structure is observed to truncate and offset the mineralized discrete structures of T4, though the degree of offset is unconstrained. The nature of the interaction between the 40 Fault and 75-85 structure is likewise unconstrained. However, if the 40 Fault does cross-cut the well constrained 75-85 structure, any offset would be quite minimal, less than 1.5 m (5 ft).

8.2.2 Trixie Gold-Tellurium Mineralization

The gold and silver-rich T2 and T4 domain discrete structures at Trixie are constrained within the footwall of the historically mined west-dipping 75-85 structure. The T2 structure consists of a 0.2 to 0.8 m (~0.5 to 2.5 ft) central fissure vein and fault core (Figure 8.5), the latter characterized by a visually striking green-blue mosaic framework breccia consisting of angular Tintic Quartzite clasts within a highly mineralized fracture fill cement matrix (Figure 8.6). The breccia matrix and central vein consist of mosaic to drusy quartz intergrown with coarse-crystalline bladed barite, sulphosalts, native gold, and gold-silver bearing tellurides that have been variably oxidized to form copper-tellurates (Figure 8.7). Gold values in the thousands of ppm within T2 are associated with significant visible free gold and Ag ± Au-tellurides.

Figure 8.5
Schematic Section of Mineralization and Alteration Associated with the T2 Structure


SPLAY FISSURE
COLLAPSED VOID
FISSURE VEIN
STRONG ALTERATION / STRAIN FRONT
DISTAL CRACKLE BRECCIA / STOCKWORK
PROXIMAL MOSAIC BRECCIA
WEAKLY TO UNALTERED QUARTZITE
MODERATELY ALTERED QUARTZITE
DAMAGE ZONE / ENVELOPING DOMAIN OF HALO MINERALIZATION
CORE FAULT STRUCTURE
Central Fissure with Concentrated Mineralization
Protocataclasite ± Cementation & Mineralization
Hydrothermal Quartz-Barite ± Mineralization

Figure provided by Osisko Development.

Tintic Project 76 April 25, 2024

Osisko Development Corp. Discrete structures within the T 4 domain are characteristically similar though average gold grades are significantly lower, with the highest reported values around 100 - 200 ppm Au . Preservation of open space along the core of the central fissure is frequently observed in all structures . All mineralization is capped by the contact with the lower shale member of the Ophir Formation, approximately 25 to 40 m ( 80 to 130 ft) above the 625 level of mining . The relatively impermeable shale is thought to play a critical role in confining the gold mineralization to structures within the Tintic Quartzite . The anomalous gold grades and exotic telluride and copper - tellurate mineralogy associated with the T 2 structure are markedly different to the historically mined polymetallic mineralization found in the 75 - 85 and associated structures . However, polymetallic mineralization within the T 2 structure is provided by the presence of spotty base - metal and sulphide - rich mineralization within historic drill hole intercepts both at depth and along strike to the north . Recent development at the Trixie 750 level has also revealed the T 2 to be locally sulphide - sulphosalt - rich and telluride - poor, containing massive intergrown pyrite, enargite, and tennantite - tetrahedrite . Figure 8.6 Left: Hand Sample from the T2 Structure; Right: Hand Sample from the T4 Stockwork Zone Figure provided by Osisko Development. 8.2.3 Trixie T2 Structure: A Genetic Model for Mineralization Each of the high - angle structures defined at Trixie are believed to have formed initially as part of a larger extensional fault system pre - dating mineralization . While localized polymetallic mineralization within the T 2 structure indicates a genetic linkage to the 75 - 85 mineralizing event, the 75 - 85 structure itself must have remained effectively sealed to the gold - telluride mineralization event effecting T 2 and like structures of the T 4 domain . T 2 characteristic mineralization, with its lack of sulphides, significant native free gold, electrum, and Au - Ag - tellurides, is consistent with rapid mineral precipitation from boiling . Flash boiling can cause the rapid deposition of free gold (Hedenquist and Henley, 1985 ) and is further evidenced by abundant gas - rich fluid inclusions found in thin sections from areas surrounding gold - bearing mineralization within T 2 (Figure 8 . 7 ) . It has been suggested that flash boiling was initiated by rapid depressurization through rock failure and brecciation at some point when hydrostatic fluid pressure exceeded confining lithostatic pressure in the system . However, some degree of brecciation was surely associated with the 77 Tintic Project April 25, 2024

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pre-mineralization incipient development of T2, and a variety of other factors may have contributed to reaching boiling conditions.

Figure 8.7
Thin Sections from the T2 Structure


Left: Graphic gold/electrum and telluride intergrowth interstitial to mosaic- drusy quartz and barite
-1mm polarized reflected light
Right: Malachite and copper tellurate interstitial to and overgrowing drusy quartz replacing copper sulphosalt and telluride mineralogy
-1mm polarized reflected light
Left: Tellurate mineralogy (xocomecatlite and jensenite) replacing and overgrowing tellurides, tennantite tetrahedrite and native gold/electrum
-1mm polarized reflected light
Right: Gold/electrum and copper telluride (rickardite and vulcanite) enclosed by enargite interstitial to mosaic drusy quartz
Left: Enargite interstitial to and overgrowing drusy quartz host to secondary aqueous liquid and gas-rich fluid inclusions.
- 600 µm polarized transmitted light
Right: Aqueous gas and liquid-rich primary through secondary fluid inclusions in hydrothermal mosaic-drusy quartz.
-70 µm polarized transmitted light

Figure provided by Osisko Development modified from APSAR 2020.

Recent exploration has suggested that the contrasting sulphide-rich nature of the T2 observed on the 750 ft level may represent a depth-dependent transition in mineralization style. The apparent zonation may be reflective of a lower elevation limit to boiling levels, or to rheologic control exhorted by shale dominant facies within the Tintic Quartzite sequence.

It was previously postulated that the south-dipping Sioux Ajax fault zone, projected to intersect at the southern limits of modern Trixie development, provided deep-seated plumbing that facilitated upward migration of late stage overprinting Au-telluride hydrothermal fluids. Drill testing in this area in 2023 did not yield strong evidence for the presence of the Sioux Ajax fault in its modelled location and it is now understood that the T2 structure at the southern end of modern development is in fact truncated at its highest structural levels by a counter-clockwise deflection in the cross-cutting 75-85 structure.

The potential for T2 gold and silver-rich telluride-bearing mineralization at high structural levels remains open along strike to the North.

Tintic Project 78 April 25, 2024

Osisko Development Corp. 8.3 P ORPHYRY C OPPER - G OLD P OTENTIAL The Tintic district has long been recognized for its porphyry mineralization potential, located 65 km south of the Bingham Canyon mine and in a mineral district displaying many similar characteristics . The Bingham Canyon porphyry copper - gold - molybdenum deposit is associated with a halo of carbonate replacement zinc - lead - silver deposits, like those of the Tintic district . Known low - grade porphyries are located immediately to the south of TCM’s land holding at the Southwest Tintic Porphyry deposit and the Treasure Hill area . Several potential porphyry centres are interpreted beneath the East Tintic district itself, likely responsible for driving the hydrothermal fluid flows that are reflected in the carbonate replacement and high - sulphidation deposits throughout the district . As shown in Figure 8 . 8 , several alteration lithological caps have been identified on surface, indicative of the upward (or lateral) flow of hot acidic hydrothermal fluid from depth and these have been the focus of limited exploration drilling by Anglo American and Rio Tinto between 2008 and 2014 . Of particular interest is the area surrounding Big Hill, where a coincident gold and molybdenum in soil anomaly coincides with an area where B - type quartz veinlets have been mapped on surface . The potential for the discovery of a large copper porphyry centre or centres beneath the East Tintic district will depend on well designed greenfields exploration and drilling programs . 79 Tintic Project April 25, 2024

Osisko Development Corp. Figure 8.8 Mapped Lithological Caps Relative to Known Deposits Figure provided by Osisko Development modified from Morris, 1964. 80 Tintic Project April 25, 2024

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9.0 EXPLORATION

9.1 GENERAL INFORMATION

Exploration work undertaken at the Tintic Project in 2022 and 2023 consisted of a coordinated underground mapping and sampling program at Trixie, a regional surface mapping and sampling campaign as well as compilation of historical data from several of the largest mining operations in the district. Underground at Trixie, post-advancement face, rib and back chip-sampling, and post-survey three-dimensional underground back and rib geologic mapping were conducted by the geological team. On surface, detailed geological and alteration mapping, structural measurements, and rock sampling were conducted by Osisko Development geologists while soil samples were collected by a team from Rangefront Mining Services (Rangefront Mining).

9.2 UNDERGROUND EXPLORATION

9.2.1 Underground Mapping

Geologists conduct underground mapping for all new development headings. Mapping consists of analog data collection on letter page size base maps prepared in the Maptek™ 3D modelling program Vulcan™. Once a newly developed area has been line-surveyed and updated in Vulcan, the geologist can begin map preparation. The geologist will load two survey files, one containing the rib outline, the other the back and sill lines. The rib survey is extruded outward by the average difference between the sill and back elevations to match the height of the heading. Following these steps, the geologist can generate base maps containing spatially accurate 2D areas for the ribs, face, and back, which are then printed off at a 1:20 scale (Figure 9.1).

Prior to data collection underground, the geologist will wash down the area to be mapped to obtain a clearer exposure of the geological units. Map data collected include lithology, structure, alteration and mineralization. Direct measurements of structures including bedding, fractures and veins, are collected using a Brunton® Standard Transit compass and directly plotted onto maps.

Completed maps are transferred to mylar compilation level maps. When the levels are complete, they are scanned and saved onto the network. Geologists register the maps in the Maptek™ 3D modelling program Vulcan™ and digitize the back mapping. Finally, the mapping data and structural data are used in conjunction with sample data to aid 3D computer modelling.

9.2.2 Underground Chip Sampling

Trixie underground chip samples are classified as one of three types: face, rib, or back. Face chip samples are collected along structure-parallel cuts at all development faces, following each round of advancement (Figure 9.2). Rib chip samples are collected parallel to development along headings designed to cross perpendicular to structures of interest, e.g., exploration drifts. Back chip samples are collected to decrease data spacing in areas of overbreak or, in instances where face sampling was not completed prior to further advancement, they may run either perpendicular or parallel to development. Face chip widths are limited by the width of development, averaging approximately 1.75 m (5.75 ft) in 2022. Rib chips, by nature of being parallel to development, are typically much longer, ranging from a

Tintic Project 81 April 25, 2024

Osisko Development Corp. minimum of 1 . 2 m ( 4 ft) to greater than 24 m ( 80 ft) during 2022 . While face chips are the most commonly collected chip type, accounting for more than 75 % of individual chips reported herein, they account for only 51 % of the total length of development sampled in 2022 . Back chips account for less than 5 % of the total length of sampling in 2022 . Figure 9.1 Example of an Underground Map Sheet Figure provided by Osisko Development. 82 Tintic Project April 25, 2024

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Figure 9.2
Schematic illustrating the Three Classifications of Chip Sample Sequences Underground at Trixie


BACK CHANNELS
PROGRESSIVE
FACE CHANNELS
RIB CHANNELS

Figure provided by Osisko Development.

9.2.3 Chip Sample Collection Procedures

Prior to chip sampling, a geologist will inspect the development face to be sampled and fill out a digital data form referred to as a face sheet (Figure 9.3). Basic data captured on each face sheet include a parent face identification (ID), indicating the development name, chip/site ID, the distance and bearing from the nearest survey point, the face azimuth and sampling width, the name of the sampling geologist and the date.

Chip/site IDs are a five-digit number assigned in sequence, e.g., 00738 and 01708 for the first and last chips reported herein. A prefix of CH is added in the database to distinguish from underground diamond and surface RC drill holes, e.g., CH01208. Distance from the nearest surveyed reference point is measured to the face along either the left or right rib, depending on the survey point location. Face azimuth is calculated by adding 90° to a bearing shot perpendicular to the face, using a Brunton® compass. All distance measurements are recorded in feet.

While advancing along mineralized structures, each face chip consists ideally of a minimum of three samples to ensure separate coverage of the footwall, hanging wall and the target structure, i.e., vein. The first sample in sequence will typically begin at the left-rib-face intersection and extend to the margin of the vein. The second sample will typically cover the full width of the vein, and the third sample will extend from the right vein margin to the right-rib-face intersection. The geologist may collect fewer than three samples if the overall width of the face or location of the vein within it does not allow for separate footwall, hanging wall, and vein samples greater than or equal to a minimum sampling width of 0.5 ft. For rib chips and any face chips that cut multiple veins or otherwise complex geology, the geologist will collect as many samples as are necessary for adequate representation and coverage from the minimum 0.5 to a maximum sample width of 5 ft.

Tintic Project 83 April 25, 2024

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Figure 9.3
Example of a Chip Sampling Sketch and Data Sheet, CH1317


FACE
BACK
TINTIC
CONSOLIDATED METALS LLC
Trixie Mine
Face Sheet
Parent Face ID: RIB_PL1_031S
Site ID: 1317
Distance:
Face Azimuth: 264
Width: 7 ft Face grade:
Vein Width: 4 total
Strike/Dip:
Date: 11/16/2022
Geologist: Trent Taylor
Coordinates: X
Y
Z
Lab Batch No.
Mineral Abundance
Samples
Length
Au (opt)
Ag (opt)
Rock type
Rock Unit
Comments
Mining Direction:

Figure provided by Osisko Development.

For every chip, a full colour schematic sketch is made at a 1:60 (1 in. = 5 ft.) scale within a pre-labeled grid contained within the face sheet; 3x3 in. for face sketches and 2x3 in. for back sketches. Sketches are carried across multiple face sheet forms for chip sample sequences longer than 15 ft. Typical quartzite host rock is sketched in yellow, shale in brown and veins in red. Zones of stockwork are denoted by a red X pattern and zones of brecciation by a triangle pattern. For all chips crossing veining, the sampling geologist will take a minimum of one direct vein measurement using the Brunton® compass, label the measurement at its point of collection on the sketch, and record its orientation in strike and dip (000°/00°), using the North American right-hand rule convention. Multiple structural measurements will be taken and recorded in instances of multiple veins and/or notable differences between hanging wall and footwall orientation.

Samples are recorded and collected from left to right, with intervals indicated on the face sketch and the corresponding sample IDs recorded in a table at the bottom of the face sheet. Sample IDs are derived from the chip/site ID. A prefix of F, B, or R is assigned to distinguish face, back and rib chips, respectively. A two-digit numerical suffix counting in sequence from 01, is then added to distinguish

Tintic Project 84 April 25, 2024

Osisko Development Corp.

individual chip samples within a sequence, e.g., the resulting ID F131701 indicates the first sample in sequence along face chip site 1317. The sample table at the bottom of the face sheet includes additional observational fields to be filled out row-by-row for each individual sample, including width, lithology and lithologic unit (i.e., USGS map unit code), as well as abundances of visible gold, identifiable tellurium-bearing minerals, tetrahedrite, barite, copper oxides, and sulphides.

Individual samples are collected into 10" by 17" CGS protexo cloth bags labelled with the sample ID as recorded on the corresponding face sheet. Beginning with the leftmost sample 01, each labelled bag is placed in a container and held at a height of approximately 1.5 m (5 ft) from the sill floor while material is chipped into it, moving across the face from left to right. At the end of one sample interval, the geologist will tie the bag, remove it from the container and continue with the next sample.

Once all samples are collected, the geologist will mark the vein/sample margins on the face with spray paint and take a photograph (Figure 9.4). All samples are brought to the Burgin mine laboratory for assaying at the end of a shift. Back at the office, the geologist will hand-enter the day's data into the Datamine software DH Logger, where the sample IDs can be connected with assay values once the assays certificates are complete. The geologist will then scan all face sheets for registration/georeferencing in Vulcan™.

Figure 9.4
Post-Sampling Face Photo of Site CH1317


CH1317
Looking 354°
F131701
F131702
F131703
F131704
F131705
2 ft
1 m

Figure provided by Osisko Development.

Tintic Project 85 April 25, 2024

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9.2.4 Chip Sample Location Procedures

Chip sample sequences are effectively captured in the database as drill holes, moving "downhole" left to right, from a zero-depth collar referenced from the start of sampling back to the nearest surveyed reference point. As all face chips are collected horizontally, each is assigned dip of 0, input with the calculated face azimuth representing trend into a single data row within the DH Logger downhole survey table. Rib chips may be assigned a positive or negative dip value to appropriately represent sampling along ramps and declines.

Point survey updates are conducted by an in-house surveyor two to three times per week. Following an update, geologists will load the surveys in Vulcan™ and measure the recorded distance from the nearest surveyed reference point along the trend of the heading, to acquire XYZ collar coordinates for all recent chips. These coordinates are recorded on the chip's face sheet and entered into DH Logger.

Chips are loaded in Vulcan™ weekly to ensure that the strings are located properly. Face chips strings should run perpendicular to the development heading and be centred on the rib survey, to account for equal overbreak on either rib during advancement. Rib chips should parallel either the left or right rib survey, referenceable within the parent Face ID.

9.2.5 Trixie Underground 2022-2023 Chip Samples and Assays

All samples were assayed for gold and silver at the on-site Tintic laboratory. Assays are presented herein within a series of maps and sections by development area (Figure 9.5 to Figure 9.9), and as composites with selected individual sample highlights within Table 9.1, which uses metric lengths and grades.

Tintic Project 86 April 25, 2024

Tintic Project 87 April 25, 2024 Figure 9.5 Trixie Long - Section Displaying New Development and Chip Sequence Sample Assay Map/Section Location Traces Figure provided by Osisko Development. Osisko Development Corp.

Osisko Development Corp. Figure 9.6 Trixie Chip Sequence Assay Map, 665 Sublevel (Eileen Drift) and Ramp Development Figure provided by Osisko Development. Tintic Project 88 April 25, 2024

Osisko Development Corp. Figure 9.7 Trixie Chip Sequence Assay Map, Sill 4 Development Cut Figure provided by Osisko Development. Tintic Project 89 April 25, 2024

Osisko Development Corp. Figure 9.8 Trixie Chip Sequence Assay Map, Sill 5 Development and Exploration Cuts Figure provided by Osisko Development. Tintic Project 90 April 25, 2024

Osisko Development Corp. Figure 9.9 Trixie Chip Sequence Assay Map, Raise 1 Pillar Cut 1 Figure provided by Osisko Development. Tintic Project 91 April 25, 2024

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Table 9.1
Select 2022 and 2023 Trixie Underground Chip Sequence Sample Assay Composites

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH00738		0	1.46	1.46	1089.83	310.93	Sill 2 Development
CH00738	including	0.46	1.07	0.61	2609.65	746.22	Sill 2 Development
CH00742		0	2.74	2.74	208.2	377.87	Sill 3 Development
CH00742	including	2.23	2.74	0.52	890.97	1573.11	Sill 3 Development
CH00744	including	0.46	1.16	0.7	475.69	179.6	Sill 2 Development
CH00744		0	2.01	2.01	171.39	84.05	Sill 2 Development
CH00746	including	0.7	1.46	0.76	901.03	720.25	Sill 2 Development
CH00746		0	2.01	2.01	352.56	294.87	Sill 2 Development
CH00747	including	0	0.37	0.37	1047.03	737.97	Sill 2 Development
CH00747	and	0.37	0.7	0.34	568.84	1024.73	Sill 2 Development
CH00747	and	0.7	1.01	0.3	35.14	97.67	Sill 2 Development
CH00747	and	1.68	2.04	0.37	110.78	64.02	Sill 2 Development
CH00747		0	2.04	2.04	309.48	333.35	Sill 2 Development
CH00781		0	2.44	2.44	18.82	35.96	625 Level Sill
CH00781	including	0.91	1.22	0.3	147.65	269.39	625 Level Sill
CH00787	and	0.24	0.85	0.61	1143.35	3596.74	Sill 3 Development
CH00787		0	1.46	1.46	525.02	1694.76	Sill 3 Development
CH00787	including	0	0.24	0.24	288.38	1102.3	Sill 3 Development
CH00792	including	1.22	1.83	0.61	634.42	799.42	Raise 4 Bench
CH00792	and	1.83	2.44	0.61	593.69	555.85	Raise 4 Bench
CH00792	and	3.05	3.66	0.61	151.73	101.06	Raise 4 Bench
CH00792	and	3.66	4.27	0.61	120.84	22.49	Raise 4 Bench
CH00792	and	4.27	4.88	0.61	798.05	378.23	Raise 4 Bench
CH00792		0	4.88	4.88	306.97	262.91	Raise 4 Bench
CH00832	including	2.44	3.05	0.61	224.19	353.74	Raise 4 Exploration
CH00832		0	4.27	4.27	44.67	114.18	Raise 4 Exploration
CH00878	including	0	0.18	0.18	535.28	1011.18	Sill 4 Development
CH00878	and	0.18	0.49	0.3	567.26	2471.51	Sill 4 Development
CH00878	and	0.49	0.91	0.43	591.5	0.01	Sill 4 Development
CH00878		0	1.22	1.22	432.04	771.44	Sill 4 Development
CH00889	including	0	0.61	0.61	90.81	62.7	Sill 4 Development
CH00889	and	1.22	1.83	0.61	464.83	525.95	Sill 4 Development
CH00889	and	1.83	2.44	0.61	327.84	702.4	Sill 4 Development
CH00889		0	3.66	3.66	158.23	238.3	Sill 4 Development
CH00893	including	1.07	1.4	0.34	3722.31	2454.88	Sill 4 Development
CH00893		0	1.95	1.95	694.5	540.37	Sill 4 Development
CH00896	including	0.3	1.01	0.7	5390.78	4394.48	Sill 3 Development
CH00896		0	1.37	1.37	2771.97	2269.69	Sill 3 Development
CH00898	including	0.91	1.37	0.46	1430.44	2047.51	Sill 3 Development
CH00898	and	1.37	1.68	0.3	101.17	171.13	Sill 3 Development

Tintic Project 92 April 25, 2024

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Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH00898		0	1.68	1.68	410.31	589.75	Sill 3 Development
CH00900		0	0.43	0.43	22.42	208.16	625 Level Sill
CH00910	and	0.61	0.91	0.3	1749.76	457.69	Sill 3 Development
CH00910	including	0	0.61	0.61	430.14	227.71	Sill 3 Development
CH00910	and	0.91	1.52	0.61	211.86	153.12	Sill 3 Development
CH00910		0	1.52	1.52	606.75	243.87	Sill 3 Development
CH00911	including	0.3	0.61	0.3	4150.15	425.99	Sill 3 Development
CH00911	and	0.61	1.22	0.61	225.55	205.14	Sill 3 Development
CH00911		0	1.22	1.22	1152.4	214.18	Sill 3 Development
CH00913	including	0.55	0.85	0.3	14883.2	1153.72	Sill 3 Development
CH00913		0	1.68	1.68	2724.03	215.12	Sill 3 Development
CH00914	including	0	0.61	0.61	907.44	132.26	Sill 3 Development
CH00914	and	0.61	0.91	0.3	846.79	81.52	Sill 3 Development
CH00914	and	0.91	1.52	0.61	94.96	40.62	Sill 3 Development
CH00914		0	1.52	1.52	570.32	85.46	Sill 3 Development
CH00946		0	1.01	1.01	404.02	171.48	Sill 5 Development
CH00946	including	0.61	0.79	0.18	2053.6	773.47	Sill 5 Development
CH00966		0	0.46	0.46	1367.96	479.47	Sill 4 Development
CH00973		0	1.22	1.22	1523.54	126.38	Sill 4 Development
CH00973	including	0	0.3	0.3	262.1	233.04	Sill 4 Development
CH00973	and	0.3	0.61	0.3	5753.47	191.28	Sill 4 Development
CH00974		0	1.98	1.98	372.56	294.68	Sill 4 Development
CH00974	including	0	0.49	0.49	496.58	423.66	Sill 4 Development
CH00974	and	0.49	1.28	0.79	624.26	475.98	Sill 4 Development
CH00975		0	1.65	1.65	657.83	319.59	Sill 4 Development
CH00975	including	0	0.61	0.61	92.49	22.14	Sill 4 Development
CH00975	and	0.61	1.04	0.43	2389.35	1183.93	Sill 4 Development
CH01006		0	1.37	1.37	386.04	747.1	Sill 4 Development
CH01006	including	0.76	1.37	0.61	848.82	1665.65	Sill 4 Development
CH01007		0	2.56	2.56	543.03	1005.97	665 Sublevel (Eileen)
CH01007	including	1.55	2.56	1.01	1381.6	2546.06	665 Sublevel (Eileen)
CH01011		0	3.54	3.54	367.54	141.38	665 Sublevel (Eileen)
CH01011	including	1.77	2.32	0.55	2352.18	911.1	665 Sublevel (Eileen)
CH01060	including	0.91	1.16	0.24	1277.05	1086.13	665 Sublevel (Eileen)
CH01060		0	2.19	2.19	143.28	122.94	665 Sublevel (Eileen)
CH01066		0	2.74	2.74	193.24	140.79	665 Sublevel (Eileen)
CH01066	including	0	0.3	0.3	1075.52	389.75	665 Sublevel (Eileen)
CH01066	and	1.22	1.83	0.61	146.18	98.22	665 Sublevel (Eileen)
CH01066	and	0.3	1.22	0.91	123.17	226.98	665 Sublevel (Eileen)
CH01069		0	2.5	2.5	226	83.4	665 Sublevel (Eileen)
CH01069	including	1.37	1.98	0.61	903.57	323.83	665 Sublevel (Eileen)
CH01072		0	2.1	2.1	221.27	17.9	665 Sublevel (Eileen)
CH01072	including	1.43	2.1	0.67	693.59	56.12	665 Sublevel (Eileen)

Tintic Project 93 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH01087		0	11.98	11.98	20.87	106.92	Raise 5 Exploration
CH01087	including	4.27	4.88	0.61	164.62	436.58	Raise 5 Exploration
CH01088		0	11.06	11.06	16.63	74.01	Raise 5 Exploration
CH01102		0	0.94	0.94	856.54	608.09	Sill 5 Development
CH01102	including	0.4	0.76	0.37	2202.85	1559.99	Sill 5 Development
CH01105		0	1.04	1.04	683.53	42.51	Sill 5 Development
CH01105	including	0.24	0.64	0.4	1769.33	102.4	Sill 5 Development
CH01110		0	2.07	2.07	2800.11	315.99	Sill 5 Development
CH01110	including	0	1.22	1.22	4757.42	528.9	Sill 5 Development
CH01114		0	1.52	1.52	1553.07	1224.91	Sill 5 Development
CH01114	including	0	0.82	0.82	2873.05	2263.41	Sill 5 Development
CH01115		0	1.34	1.34	229.62	226.01	Sill 5 Development
CH01115	including	0.4	0.82	0.43	712.31	686.29	Sill 5 Development
CH01116		0	1.25	1.25	358.06	219.6	Sill 5 Development
CH01116	including	0	0.34	0.34	1324.67	810.38	Sill 5 Development
CH01138		1.83	18.29	16.46	7.76	16.81	Raise 6 Exploration
CH01163		0	0.61	0.61	5197.77	6698.97	Sill 5 Development
CH01176		0	2.29	2.29	145.85	30.04	665 Sublevel (Eileen)
CH01176	including	0.37	0.85	0.49	681.89	51.72	665 Sublevel (Eileen)
CH01180		0	2.53	2.53	912.28	5.17	665 Sublevel (Eileen)
CH01180	including	0.94	1.49	0.55	4186.46	0.01	665 Sublevel (Eileen)
CH01187		0	2.19	2.19	340.36	69.94	665 Sublevel (Eileen)
CH01187	including	0.3	1.04	0.73	1017.01	209.81	665 Sublevel (Eileen)
CH01206		0	1.83	1.83	226.53	155.96	Sill 5 Exploration
CH01206	including	0.91	1.46	0.55	672.03	0.01	Sill 5 Exploration
CH01206	and	1.46	1.83	0.37	91.09	444.6	Sill 5 Exploration
CH01228		0	3.35	3.35	503.78	2586.22	Raise 1 Pillar Cut 1
CH01228	including	1.52	2.74	1.22	1375.03	6994.86	Raise 1 Pillar Cut 1
CH01237		0	1.68	1.68	234.46	186.92	Raise 1 Pillar Cut 1
CH01237	including	0.61	0.91	0.3	1272.44	1003.57	Raise 1 Pillar Cut 1
CH01238		0	1.49	1.49	368.37	742.56	Raise 1 Pillar Cut 1
CH01238	including	0.27	1.19	0.91	598.32	1212	Raise 1 Pillar Cut 1
CH01247		0	1.37	1.37	468.8	1113.03	Raise 1 Pillar Cut 1
CH01247	including	0.46	1.37	0.91	656.15	1582.72	Raise 1 Pillar Cut 1
CH01252		0	0.76	0.76	1091.44	79.14	Sill 6 Development
CH01252	including	0	0.34	0.34	2455.35	158.95	Sill 6 Development
CH01254		0	0.98	0.98	1237.85	95.44	Sill 6 Development
CH01254	including	0	0.46	0.46	2637.71	185.16	Sill 6 Development
CH01255		0	0.76	0.76	1700.62	131.19	Sill 6 Development
CH01255	including	0	0.37	0.37	3539.06	265.43	Sill 6 Development
CH01256		0	0.91	0.91	3901.32	78.71	Sill 6 Development
CH01256	including	0	0.46	0.46	7765.62	124.89	Sill 6 Development
CH01257		0	1.34	1.34	642.74	47.4	Sill 6 Development

Tintic Project 94 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH01257	including	0.91	1.34	0.43	1549.64	106.48	Sill 6 Development
CH01258		0	0.91	0.91	637.91	113.7	Sill 6 Development
CH01258	including	0	0.3	0.3	1833.74	231.04	Sill 6 Development
CH01260		0	1.77	1.77	186.4	22.54	Sill 6 Development
CH01260	including	1.55	1.77	0.21	1477.34	116.01	Sill 6 Development
CH01264		0	2.74	2.74	90.07	31.49	665 (Eileen) Ramp
CH01264	including	1.34	1.95	0.61	399.25	128.42	665 (Eileen) Ramp
CH01267		0	3.05	3.05	295.26	56.23	665 (Eileen) Ramp
CH01267	including	2.13	2.74	0.61	1468.7	280.94	665 (Eileen) Ramp
CH01271		0	1.22	1.22	642.3	655.67	Sill 6 Development
CH01271	including	0.3	0.61	0.3	2464.66	2473.95	Sill 6 Development
CH01287		0	1.16	1.16	287.29	488.6	Raise 1 Pillar Cut 2
CH01287	including	0.21	0.52	0.3	974.15	608.5	Raise 1 Pillar Cut 2
CH01287	and	0.82	0.98	0.15	167.84	2278.57	Raise 1 Pillar Cut 2
CH01287	and	0.98	1.16	0.18	51.29	137.02	Raise 1 Pillar Cut 2
CH01291		0	1.31	1.31	171.16	410.98	Raise 1 Pillar Cut 2
CH01291	including	0.46	0.79	0.34	661.95	1557.18	Raise 1 Pillar Cut 2
CH01298		0	1.07	1.07	220.33	61.32	Sill 7 Development
CH01298	including	0.61	0.76	0.15	1227.49	244.77	Sill 7 Development
CH01317		0	2.44	2.44	310.45	1399.2	Raise 1 Pillar Cut 1
CH01317	ncluding	0.49	0.91	0.43	1058.14	6294.04	Raise 1 Pillar Cut 1
CH01317	and	1.52	2.01	0.49	489.61	957.56	Raise 1 Pillar Cut 1
CH01318		0	2.01	2.01	502.85	778.59	Raise 1 Pillar Cut 1
CH01318	including	0.24	0.88	0.64	683.61	1799.52	Raise 1 Pillar Cut 1
CH01318	and	0.88	1.52	0.64	883.89	632.05	Raise 1 Pillar Cut 1
CH01320		0	1.74	1.74	453.34	1299.79	Raise 1 Pillar Cut 1
CH01320	including	0.3	1.25	0.94	844.67	2428.18	Raise 1 Pillar Cut 1
CH01321		0	2.07	2.07	270.9	273.11	Raise 1 Pillar Cut 1
CH01321	including	0.61	1.58	0.98	188.14	164.24	Raise 1 Pillar Cut 1
CH01321	and	1.58	2.07	0.49	721.53	611.48	Raise 1 Pillar Cut 1
CH01322		0	1.98	1.98	405.91	641.26	Raise 1 Pillar Cut 1
CH01322	including	1.37	1.98	0.61	1297.91	2034.66	Raise 1 Pillar Cut 1
CH01323		0	2.62	2.62	331.03	215.94	Raise 1 Pillar Cut 1
CH01323	including	0.37	0.73	0.37	1101.03	217	Raise 1 Pillar Cut 1
CH01323	and	1.65	2.62	0.98	376.38	408.78	Raise 1 Pillar Cut 1
CH01324		0	4.57	4.57	352.65	446.22	Raise 1 Pillar Cut 1
CH01324	including	1.52	3.05	1.52	220.64	310.56	Raise 1 Pillar Cut 1
CH01324	and	3.05	3.96	0.91	1198.7	1358.69	Raise 1 Pillar Cut 1
CH01325		0	3.66	3.66	335.08	333.77	Raise 1 Pillar Cut 1
CH01325	including	1.52	2.13	0.61	155.5	134.59	Raise 1 Pillar Cut 1
CH01325	and	2.13	3.05	0.91	1182.79	1146.31	Raise 1 Pillar Cut 1
CH01326		0	2.87	2.87	1042.03	498.82	Raise 1 Pillar Cut 1
CH01326	including	1.22	1.43	0.21	462.4	339.59	Raise 1 Pillar Cut 1

Tintic Project 95 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH01326	and	2.04	2.87	0.82	3419.93	1587.57	Raise 1 Pillar Cut 1
CH01328		0	2.59	2.59	531.46	648.34	Raise 1 Pillar Cut 1
CH01328	including	2.13	2.59	0.46	1888.17	2942.92	Raise 1 Pillar Cut 1
CH01332		0	1.22	1.22	200.91	134.52	Sill 8 Development
CH01332	including	0	0.3	0.3	311.21	156.36	Sill 8 Development
CH01332	and	0.3	0.76	0.46	239.05	-	Sill 8 Development
CH01340		0	1.83	1.83	470.19	821.04	Raise 1 Pillar Cut 2
CH01340	including	0	0.61	0.61	1323.93	2143.81	Raise 1 Pillar Cut 2
CH01346		0	2.9	2.9	473.14	1371.28	Raise 1 Pillar Cut 2
CH01346	including	1.22	1.98	0.76	1753.17	5095.23	Raise 1 Pillar Cut 2
CH01347		0	6.1	6.1	288.82	249.84	665 (Eileen) Historic
CH01347	including	1.22	2.44	1.22	880.36	263.25	665 (Eileen) Historic
CH01348		0	2.5	2.5	364.44	312.88	Raise 1 Pillar Cut 2
CH01348	including	1.43	2.04	0.61	1470.35	1222.9	Raise 1 Pillar Cut 2
CH01349		0	2.74	2.74	697.81	731.43	Raise 1 Pillar Cut 2
CH01349	including	0.91	1.83	0.91	1721.84	1816.49	Raise 1 Pillar Cut 2
CH01350		0	2.44	2.44	144.94	134.5	Raise 1 Pillar Cut 2
CH01350	including	1.52	2.44	0.91	245.15	222.63	Raise 1 Pillar Cut 2
CH01351		0	2.29	2.29	2311.18	1146.46	Raise 1 Pillar Cut 2
CH01351	including	1.37	2.29	0.91	5524.28	2673.83	Raise 1 Pillar Cut 2
CH01352		0	2.68	2.68	557.17	370.45	Raise 1 Pillar Cut 2
CH01352	including	1.77	2.38	0.61	1865.07	1366.68	Raise 1 Pillar Cut 2
CH01355		0	2.13	2.13	1633.69	1615.74	Raise 1 Pillar Cut 2
CH01355	including	1.52	2.13	0.61	5012.31	3441.76	Raise 1 Pillar Cut 2
CH01423		1.22	1.83	0.61	6.79	52.38	750 Level
CH01436		0.67	0.82	0.15	11.69	56.81	750 Level
CH01445		0.00	0.30	0.30	20.81	558.21	750 Level
CH01450		0.00	0.30	0.30	13.94	640.46	750 Level
CH01526		0.00	0.91	0.91	21.25	96.57	Decline Ramp
CH01527		0.00	1.34	1.34	30.17	62.76	Raise 4 Pillar Cut 1
CH01539		0.00	1.52	1.52	21.80	18.96	Raise 4 Pillar Cut 1
CH01539	Including	0.79	1.52	0.73	42.75	25.23	Raise 4 Pillar Cut 1
CH01548		0.00	1.68	1.68	68.10	39.10	Raise 4 Pillar Cut 1
CH01548	Including	0	0.24	0.24	422.49	223.14	Raise 4 Pillar Cut 1
CH01549		0.00	1.40	1.06	168.60	161.33	Raise 4 Pillar Cut 1
CH01549	Including	0	0.61	0.61	288.48	262.5	Raise 4 Pillar Cut 1
CH01561		0	1.1	1.1	361.93	153.48	Raise 4 Pillar Cut 2
CH01561	Including	0	0.55	0.55	590.81	259.93	Raise 4 Pillar Cut 2
CH01562		0	3.17	3.17	11.08	12.02	484 Sublevel
CH01562	Including	0.00	1.52	1.52	17.45	9.19	484 Sublevel
CH01564		0	0.82	0.82	30.07	91.36	Raise 4 Pillar Cut 2
CH01565		3.05	4.57	1.52	12.96	45.63	484 Sublevel
CH01566		0	0.73	0.73	40.35	47.93	Raise 4 Pillar Cut 2

Tintic Project 96 April 25, 2024

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Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Development Area
CH01632		0	1.19	1.19	443.64	0	Raise 4 Pillar Cut 2
CH01676		1.43	3.66	2.23	28.62	150.08	578 Sublevel
CH01676	Including	1.83	2.74	0.91	62.6	247.62	578 Sublevel
CH01682		4.57	7.62	3.05	26.89	186.63	578 Sublevel
CH01682	Including	4.57	4.88	0.3	77.34	439.29	578 Sublevel
CH01682	and	6.4	7.62	1.22	41.1	290.02	578 Sublevel
CH01683		0	4.27	4.27	123.67	658.46	578 Sublevel
CH01683	Including	0.00	0.34	0.34	103.67	583.89	578 Sublevel
CH01683	and	0.64	0.88	0.24	134.02	1961.66	578 Sublevel
CH01683	and	1.8	2.04	0.24	40.25	195.2	578 Sublevel
CH01683	and	3.66	4.27	0.61	717.86	2996.98	578 Sublevel
CH01694		0.91	4.57	3.66	40.84	67.16	625 Level
CH01694	Including	3.66	4.57	0.91	153.72	227.32	625 Level Sill
CH01698		1.52	3.66	2.13	4.31	28.81	625 Level
CH01698	Including	1.52	1.83	0.3	20.84	137.68	625 Level Sill
CH01708		0.91	4.57	3.66	2.99	20.77	625 Level
CH01708	Including	0.91	1.83	0.91	5.73	25.27	625 Level Sill

Table provided by Osisko Development.

9.3 QP COMMENTS

Micon's QP discussed the Trixie sampling practices and procedures with Project personnel, as well as observing the underground face chip sampling during the September, 2022 site visit. Micon's QP believes that the Trixie sampling practices and procedures are managed according to the Exploration Best Practice Guidelines established by the CIM. Micon's QP also believes that the samples derived from the underground chip sampling practices are appropriately taken, recorded and located, and are suitable for use in the estimation of mineral resources. Trixie sampling practices and procedures were briefly discussed during the February, 2024 site visit and remain the same as those observed during the 2022 site visit.

9.4 REGIONAL SURFACE EXPLORATION

9.4.1 Program Details

The primary goal of the 2023 regional exploration program was to get a better understanding of the relationship between the known blind deposits of the East Tintic District and the surface lithological, alteration, geochemical, geophysical, spectral mineralogy and structural indicators which may be used to expand on known deposits and define new targets. To address this goal available historical datasets were assembled, digitized and imported into Leapfrog and ArcGIS Pro, suites of rock samples were collected from across the property, a campaign of detailed lithological and alteration mapping was conducted, and an expansion of the existing soil sample grid was completed. The footprint of mapping

Tintic Project 97 April 25, 2024

Osisko Development Corp. and rock sampling covers approximately 1 , 000 hectares . While the 2023 soil sampling footprint covered approximately 830 hectares . 9.4.1.1 Lithological Data Lithological data was assembled from historical underground development and from USGS surface mapping . Prior to the 2023 field season a large - scale 3 D model was assembled in Leapfrog using all available data sources including regional cross sections, underground level maps, surface mapping, and historical drilling (Figure 9 . 10 ) . Ground truthing and detailed outcrop mapping conducted in 2023 has complimented but not significantly altered the existing surface map . The focus of the lithological mapping during the 2023 field season was two - fold : detail mapping of the exposures of pebble dikes, breccias and gossan zones and remapping of porphyry intrusions breaking them into subcategories . The mapping of breccias, pebble dikes and gossans was aimed at locating and testing zones of prospectivity by looking for useful correlation with kinematic factors or clast composition, angularity, or abundance relative to the matrix . To differentiate the different phases and distribution of the porphyritic intrusions, data was collected regarding the relative abundance, size and composition of the phenocryst minerals along with important observations about alteration, discussed below . Lithological data was collected from the field digitally, using ESRI Field Maps software, which allows the user to draw polygons, lines and points and to assign attribute data from predetermined picklists . Because this software can be programmed to prompt for additional fields based on previous selections it allows for efficient and detailed data collection without filling in redundant or non - applicable fields . Figure 9.10 3D Leapfrog Model of the East Tintic District Exploded Along Major Fault Boundaries Figure provided by Osisko Development. Tintic Project 98 April 25, 2024

Osisko Development Corp. 2. Alteration Data Compared with the detail and quality of the historical lithology dataset the alteration data is lacking . For the most part alteration minerals were not recorded in the historical level maps and sections . A detailed study of surface alteration in the district was conducted by Lovering (1949) and an accompanying surface alteration map (Lovering et al . , 1960 ) has also been very helpful . To supplement the historical datasets detailed mapping and spectral mineralogy of rock and soil samples were plotted for the newly surveyed areas . These data are very useful for mapping the hydrothermal plumbing system and vectoring toward areas where high temperature and low pH alteration minerals are abundant (indicating likely feeder zones) . Like the lithological mapping, the alteration mapping was collected using ESRI field maps . The alteration polygons were attributed with up to 4 different alteration minerals and their relative intensities . The hyperspectral data was collected at the assay lab from the coarse reject portion of each rock and soil sample . The raw spectra were analyzed using the IMDEX AISIRIS software which uses a trained AI system to output mineralogical data based on the reflectance spectra . Because the spectral data cannot identify overprinting alteration or relative intensity of rock alteration this information must be gleaned from other fields collected either in the rock samples or alteration polygons or from historical alteration mapping . 3. Geochemical Data During the 2023 field season a total of 2 , 305 soil samples were collected by Rangefront Mining Services from an East - West oriented grid with 40 m spacing within lines that were 80 m apart . This grid was an extension of the areas already sampled during the 2019 and 2021 field seasons by the TCM team . Several suites of rock samples were collected during the 2023 field season, primarily targeting the hydrothermal and magmatic systems . These included 279 samples of hydrothermal breccia, pebble dike and gossan, 80 samples of porphyry intrusions and 233 samples from the mine dumps . The combination of the wide and even distribution of the soil samples and the detailed mineralogy, alteration, structural and lithological data associated with the rock samples makes for a powerful exploration tool . Rock sample data was collected using ESRI Survey 123 software which allowed for the efficient capture of important metadata which allows for easy querying and filtering of the geochemical data once results are received . 4. Geophysical Data No new geophysical surveys were completed as part of the 2023 regional exploration program but raw data from IP and mag surveys completed in 2010 (by Rio Tinto Exploration) and 2019 (by TCM) were re - interpreted by Craig Beasley of Wave Geophysics LLC . The original IP survey over the property was conducted by Quantec Geoscience in 2010 using their proprietary Titan system with a 100 m spacing of the pole - dipoles along each of 6 lines . From the raw IP data 3 D models of chargeability and resistivity were assembled, outlining several large - scale target areas, in many cases in agreement with known deposit locations . Magnetic data came from two sources, an airborne magnetic survey conducted in 2010 by MPX Geophysics, and a smaller scale but higher resolution UAV survey flown in 2019 for TCM . The two datasets were stitched together in 2023 by Wave Geophysics and a 3 D magnetic model was produced . Tintic Project 99 April 25, 2024

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9.4.1.5 Structural Data

From the earliest stages of exploration in the district the importance of the structural controls on mineralization was understood and therefore there is a huge amount of structural data available from the historical maps and sections. Prior to the start of the 2023 field season over 11,000 structural points were digitized from underground development and previous surface mapping. An additional 181 structural points were collected from surface during the 2023 field season, many of them with associated assays and metadata. This vast dataset allows for robust spatial population analysis to test how the structural regime changes across the property. The underground dataset is especially important because the volcanic cover was not subjected to Sevier and Laramide orogenies which are responsible for much of the structural priming of the underlying Paleozoic sediments. All of the 2023 structural data was collected using a Brunton Geo Transit compass and recorded using ESRI Survey123 software.

9.4.2 Results, Analysis and Interpretations

9.4.2.1 Lithology

Detailed outcrop mapping completed in 2023 was used to amend a digital copy of the USGS East Tintic 1:9600 scale lithology map. For the most part, the changes were minor, tweaking the orientation of pebble dikes or slightly shifting their mapped locations. The pebble dikes represent multiple pulses of hydrothermal activity, in many cases two phases of pebble dike are juxtaposed or may cross-cut one another (Figure 9.11). There are also instances of rounded clasts of an earlier phase of pebble dike that have been incorporated into a later phase (Figure 9.11).

Figure 9.11
Left: Relationship of two phases of pebble dike with clast rich phase in the centre and matrix rich phase on the peripheries. Right: Rounded clast of an early pebble dike which was incorporated into a later phase dike showing characteristic onion skin spalling pattern.



Figure provided by Osisko Development.

Tintic Project 100 April 25, 2024

Osisko Development Corp. Additional attribute columns were added to the digitized USGS mapping to sub - divide the mapped monzonite porphyry intrusions into three subcategories (intermineral, late - intermineral and late - mineral) based on their degree of alteration which is interpreted to reflect their relative age within the magmatic system . The “freshest” of the monzonite porphyries, the late - mineral type, have all phenocrysts intact and tend to have a medium to dark green matrix reflecting a weak chlorite and smectite overprint . The Smectite in the late - mineral porphyries tends to be slightly richer in Montmorillonite compared with the monzonite porphyries mapped as late - intermineral which tend to be slightly richer in Nontronite+ - Saponite . Otherwise, the two groups show similar spectral mineralogy but with an increased intensity of alteration in those mapped as late - intermineral . The late - intermineral population tends to have a duller and paler green to beige groundmass and may show cloudy rims on the feldspars indicating partial alteration to clays . Further geochemical distinctions between the group mapped as late - mineral compared to the late - intermineral population are present in their relative enrichments in the elements associated with the mineralizing fluid and alteration in the district (Au - Ag - As - Bi - Cd - Cu - Mo - Pb - S - Sb - Se - Te - Zn) with the earlier phase showing increased enrichments compared to the later phase . The population of monzonite porphyries mapped as intermineral are the most easily discernable . They are generally strongly altered with all feldspars, or in some cases all phenocrysts completely altered to clays . Generally, the feldspar sites are occupied by kaolinite and/or dickite while original amphibole and biotite sites are often occupied by sericite . There are in some cases relict textures of an earlier biotite alteration within original amphibole sites (shreddy biotite texture) which have been further altered to white mica . Alunite is abundant within the Big Hill intermineral population but absent elsewhere, while jarosite is generally present in all the intermineral populations . B - type quartz veining was observed in both the late - intermineral and intermineral populations although in the intermineral samples there are veins with a sericite selvage (D - type veins) which are absent in the examples from the late - intermineral population . In some locations the late - mineral monzonite porphyries can be seen to cross - cut earlier, argillic altered monzonite or associated argillic alteration in the volcanics . Magnetic susceptibility is another distinguishing feature of the different porphyry phases . The intermineral porphyries are non - magnetic presumably from the mag - destructive acid fluids associated with sericitic and advanced argillic alteration . The later, fresher, phases are moderately to strongly magnetic . 9.4.2.2 Alteration The new alteration data collected during the 2023 field season includes outcrop mapping, rock sample metadata and spectral analysis of the coarse rejects of both the rock and soil samples . Because many of the clay alteration minerals have similar appearances and hardnesses it can be difficult to identify individual minerals by eye in the rock samples and outcrops in the field . However, with the combination of accurately logged alteration intensity and distribution and the objective analysis provided by the hyperspectral data a clearer and more comprehensive picture can be resolved from the rocks and outcrop datasets . The dataset with by far the largest and most consistent footprint comes from the hyperspectral mineralogy of the soils . A new regional alteration map was created using as a foundation the detailed work of Lovering et al . , (1960) and incorporating the spectral mineralogy points obtained from the soil sample grid collected during the 2023 and 2021 field seasons as well as detailed observations from the 2023 mapping and Tintic Project 101 April 25, 2024

Osisko Development Corp. sampling campaign . To make one comprehensive alteration map from the several different sources of alteration data it was easiest to group alteration minerals into categories that could be recognized in each of the data sources to varying degrees . Those were : 1) Strong Silica zones, where all or nearly all other minerals are destroyed. 2) Moderate silica zones, pervasive silica overprint but some clay minerals remain. 3) Advanced Argillic zones, rich in kaolinite, alunite, jarosite, + - dickite + - pyrophyllite. 4) Argillic zones, rich in kaolinite, white mica + - jarosite. 5) Sericitic zones, rich in white mica and kaolinite. 6) Iron - Oxide zones, rich in Goethite, Hematite, Jarosite and usually associated with elevated white mica. 7) Propylitic zones, rich in chlorite + - calcite. 8) Carbonate zones, rich in calcite + - chlorite. While the historical alteration map does an excellent job of capturing the relative intensities and footprints of the alteration zones it does less well differentiating specific clay mineralogy (e . g . the boundary of alunite rich advanced argillic alteration from argillic alteration) and does not capture many of the chlorite - rich zones . This may be because much of the chlorite in the district, as noted by Lovering (1949), is colorless, making it very difficult to discern by eye but easily recognized in the hyperspectral data . On the other hand, many of the iron - oxide minerals which are easily recognized by eye are often absent from the spectral mineralogy . Likewise, both silica and carbonate are much more easily mapped by hand since they tend not be captured well in the soil hyperspectral data . The modified alteration map of the district (Figure 9 . 12 ) shows a broad, roughly concentric zonation pattern with zones richer in carbonate and chlorite on the peripheries moving inward to a large, locally iron - oxide rich, sericitic zone that overlies most of the known epithermal mineral deposits . Further inboard there is an argillic, and finally, an advanced argillic zone centered on Big Hill . Localized zones of moderate and strong silicification probably represent the cores of fluid/vapour outflows and are mostly concentrated in the immediate vicinity of the intrusive centers at Big Hill, North Lily, and Silver Pass . Many of the pebble dikes and breccias host advanced argillic, argillic or sericitic mineral assemblages and are usually out of equilibrium with the background alteration zone into which they cut (localized zones of fluid dominant rather than rock dominant alteration) . Tintic Project 102 April 25, 2024

Osisko Development Corp. Figure 9.12 Updated Regional Alteration Map of the East Tintic District Figure provided by Osisko Development. Tintic Project 103 April 25, 2024

Osisko Development Corp. 3. Geochemistry The 2023 rock sampling campaign can be effectively subdivided into three subcategories, 1 ) sampling of pebble dikes, breccias and gossan zones as the most direct way to sample the hydrothermal plumbing system from surface, 2 ) the sampling of monzonite porphyry plugs stocks and dikes to better understand the magmatic system and to assess the potential for porphyry Cu - Au - Mo mineralization and 3 ) the sampling of the major mine - dump piles in the district with the goal of testing and constraining the proposed district scale metal zonation (e . g . moving from a Cu - Au rich core in the SW of the property outwards to Pb - Ag and eventually to Pb - Zn on the peripheries) . Dump Sampling A total of 233 dump samples were collected from 8 different mine dumps from across the property (Figure 9 . 13 ) . The mine dumps of Eureka Standard Trixie and Burgin had already been sampled under previous management bringing the total number of dump samples to 282 . Samples were collected from a 15 m - by - 15 m grid of points created over top of each dump site to remain systematic . From each sample site a select sample of any visible mineralization was collected from a ~ 1 m 2 area surrounding the point . The goal of the sampling was to try to approach the “ore - grade” of each mine . The geochemical signature of each of the mines is similar but with some significant deviations, especially in the scale of depletions (relative to average crust) seen in some of the major elements especially in Mg and Na . To test if there is a systematic zonation across the district the average grades of each of the metals of greatest interest were plotted by mine . Based on previous models of district - scale metal zonation one would predict the highest Au - Cu grades in the Southwest and the highest Pb - Zn grades in the Northeast with Ag grades greatest somewhere in the middle (see discussion by Morris (1964)) . In fact, based on the geochemical data from the mine dumps, district metal zonation cannot be simplified to such an extent and to preserve a similar zoning pattern, from Au - Cu out to Pb - Zn, two discrete sources for the metals fit the data better, one near the Big Hill Intrusive centre and one just north of Trixie . Another important aspect of the dump sampling campaign was to monitor the alteration assemblage associated with the ore phase hydrothermal fluid so that it could be used to help vector towards increased prospectivity on surface . Broadly the alteration assemblages can be broken into 4 categories : 1) Dickite dominant, this best describes Apex No2, Eureka Lilly and Tintic Standard No2 dumps each also have significant contributions of white mica, silica and Kaolinite. 2) Kaolinite dominant, describes North Lily and Big Hill dumps, each also have significant Pyrophyllite and Alunite which are mostly absent from the other mine dumps. 3) Silica rich, both Iron King No1 and No2 show a similar alteration assemblage with significant contributions from silica, white mica, Kaolinite and Dickite. 4) Zuma, this assemblage is distinct from the other mines in the district by the dominance of white mica and the presence of Serpentine and Smectite. Tintic Project 104 April 25, 2024

Osisko Development Corp. Figure 9.13 Location Map of the 2023 Dump Samples Figure provided by Osisko Development. Tintic Project 105 April 25, 2024

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Pebble Dike, Breccia and Gossan Zone Sampling

A total of 319 surface rock samples were collected during the 2023 season from pebble dikes, breccias, gossans or other prospective/altered zones. Sampling methodology varied depending on exposure and breccia type but generally an attempt was made to collect a rock sample approximately every 20 m to 30 m along linearly continuous structures to meaningfully test variability along strike. The distribution of these samples was intended to cast a wide net over the district, sampling over known deposits as well as outside of the known deposit outlines to test what factors are most useful for determining the locations of the blind mineral deposits. Figure 9.14 shows the various geographic zones selected for breccia and gossan sample analysis. The geographic zones selected were as follows: 1) Baltimore, 2) Hannibal Hill, 3) Tintic Bullion, 4) Endline extension, 5) Ballpark North, 6) Ballpark South, 7) No 7 Zone, 8) South Fault Zone, 9)Mineral Hill, 10) No 10 Zone, 11) East Trixie, 12) West Trixie, 13) Zuma West, 14) Big Hill Target Area, 15) East Tintic Coalition, 16) Eureka Lilly Fault Zone.

Figure 9.15 graphically illustrates the average values of the commodities of interest from breccia samples within each of the geographically defined zones.

Monzonite Porphyry Sampling

A total of 80 rock samples were collected from monzonite porphyry intrusions across the property with the goal of combining geochemical and spectral data with observations from the field to help categorize the intrusions and to delineate zones of higher potential for porphyry Cu-Au-Mo mineralization. For this study the district was subdivided geographically into three "intrusive centres" from south to north they are Trixie West, Big Hill and North Lily (Figure 9.16).

While none of the porphyry intrusions exposed on surface host economic mineralization there are positive geochemical indicators for potential porphyry mineralization at depth. Using the geochemical framework of Cohen (2011) (Figure 9.17) the different populations of intrusions were assessed. Within each of the intrusive centers, the more altered samples are significantly enriched in Au-As-Bi-Mo-Pb-S-Te and depleted in Ca-Co-Mg-Mn-Ni-Zn. This alteration signature is what would be expected roughly 1 to 2 km above the level of Cu mineralization (If it is present). Soil analysis using the element thresholds defined by Cohen (2011) indicate anomalous values of Tl, Li, Sb, Bi, Te, As, Se, and Sn are above the defined threshold limit, but W, Mo and Cu anomalies are not. These observations also are consistent with a minimum depth to potential copper mineralization of ~1 km.

Tintic Project 106 April 25, 2024

Osisko Development Corp. Figure 9.14 Geographic Zones Selected for Breccia and Gossan Sample Analysis Figure provided by Osisko Development. Tintic Project 107 April 25, 2024

Osisko Development Corp. Figure 9.15 Average Values of Commodities of Interest from Breccia Samples within Each of the Geographically Defined Zones Figure provided by Osisko Development. Tintic Project 108 April 25, 2024

Osisko Development Corp. Figure 9.16 Location Map of Porphyry Samples and Subdivision of Intrusive Centres Used for Analysis Figure provided by Osisko Development. Tintic Project 109 April 25, 2024

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Figure 9.17
From Cohen (2011) Showing the Relative Position and Scale of Geochemical Variations Associated with the Ann Mason Porphyry Copper Deposit, Nevada.


SE
NW
0
1
2
3
4
5
6
Artesia Lake volcanics
advanced argillic alteration
+Tl > 1.5 ppm
+Li > 15 ppm
+Sb > 4 ppm
+Bi, Te > 1 ppm
+As > 14 ppm
+Se > 4 ppm
+Sn > 2 ppm
+W > 7 ppm
Mo > 20 ppm
+Cu >0.1 wt%
zone of propylitic alteration
zone of propylitic alteration
sericitic alteration
zone of magmatic hydrothermal alteration
+Zn, Mn, Co, Ni
+Zn, Mn, Co, Ni
zone of sodic-calcic alteration
zone of sodic-calcic alteration
-Zn, Mn,Co, Ni
-Zn, Mn,Co, Ni
McLeod quartz monzodiorite/ Bear quartz monzonite and border granite potassic alteration
granite porphyry dikes
Luhr Hill granite
Explanation
+ Enriched
- Depleted
Flow path of magmatic fluid plume
Flow path of sedimentary brines

Figure provided by Osisko Development.

9.4.3 Targeting and Exploration Potential

One of the primary goals of the 2023 regional program was to develop drill-ready targets for future testing. Given the vast amount of available data from a wide range of sources and potential for multiple different deposit types in the district, the goal of this exercise was to remain as objective as possible and not be overly influenced by any one dataset. To do this, polygons were drawn in 29 different feature classes representing areas of anomalous prospectivity. For soil geochemistry each element of interest or metric was filtered to the 90th percentile before polygons were drawn over areas where at least two adjacent soils were above the threshold. Similarly, rock sample points were first filtered to remove mine dump samples then further filtered to 90th percentile and 30m buffers were drawn. Buffers were also drawn around mapped breccia zones, pebble dikes, gossan zones and major faults. Favorable alteration polygons included areas of mapped Advanced argillic, sericitic, Iron-Oxide-rich and moderate to strong silica. Polygons representing the favorable zones of chargeability, resistivity and magnetism were also included. Underground mine workings were projected to surface with a 30m

Tintic Project 110 April 25, 2024

Osisko Development Corp. buffer added . Points with a 30 m buffer were also added at each of the mapped prospects, shaft collars and adit entrances . Using GIS software each of the polygon feature classes were added together to produce a single output layer with an attribute column containing the count of overlapping prospectivity . The resulting map is shown in Figure 9 . 38 . Figure 9.18 Regional Prospectivity and Target Heat Map Showing Areas of Greatest Overlap in Favourable Characteristics in Hotter Colours Figure provided by Osisko Development. From the targeting methodology described above, a total of 15 primary targets and 10 secondary targets were identified (Figure 9.19). Of the 15 primary targets eight of them overlie zones of known Tintic Project 111 April 25, 2024

Osisko Development Corp.

mineralization, which is a good sign that the methodology works. For each of those eight primary targets overlying known historical mines or mineralization, the exploration potential is based on the available underground mapping and ore grades from historical production records. The additional targeting in these mines comes primarily from four categories:

1) Locations and orientations of economically mineralized structures are already known. Because of extensive historical underground exploration and high-quality geological mapping much is already known about the locations, nature and orientation of the veins and breccias that will be targeted. This will considerably reduce the cost that would normally be incurred determining these characteristics.

2) Changes to the value of metals. Most of the mines under consideration were closed due to unfavourable economic conditions between 1940 and the mid 1950's. Since that time the inflation adjusted gold price has more than tripled (https://www.macrotrends.net/1333/historical-gold-prices-100-year-chart), meaning that much of the material that would have been deemed sub-economic at the time of mining will be above current cut-off grades.

3) Historical mining followed mineralization down to the elevation of the contemporary water table and stopped there, leaving all these deposits open at depth. Since the water table has dropped since ca. 1950 more mineralized material, even above the historical cut-off grades will now be accessible.

4) High probability of sub-parallel breccia/vein structures. The nature of the breccia/vein hydrothermal systems makes it likely that multiple sub-parallel structures would have been exploited in the pathway of the fluid/vapour outflows. So, by drilling at a high angle to the structures the potential of intersecting so far undiscovered and sub-parallel veins is maximized.

Figure 9.19
Left: Fifteen Primary Targets Identified Over Areas of Greatest Overlap in Prospectivity. Right: Ten Secondary Targets with Smaller Footprints and Less Overlap in Prospectivity


Homansville Canyon
North Lily
Eureka Lilly
Tintic Standard
School Zone
Burgin
Yankee
Big Hill
Eureka Standard
Apex Standard
Zuma Gossan
Trixie
West Trixie Fissure
Silver Pass
Treasure Hill
Tintic Bullion
Tintic Coalition
Apex North
Little Hill
Iron King 0
Trixie West
Crown Point
TW Breccia Zone
SP Porph
Nevada Tunnel

Figure provided by Osisko Development.

Tintic Project 112 April 25, 2024

Osisko Development Corp. 1. DRILLING 2. D RILLING P ROGRAM 1. Underground Diamond Drilling On October 3 , 2022 , Nasco Industrial Services and Supply LLC . (NISS) commenced drilling the Trixie deposit and by December 19 , 2022 had completed 990 . 6 m ( 3 , 250 ft) of underground diamond drilling in 28 drill holes . In 2023 , NISS completed an additional 6 , 028 m ( 19 , 776 ft) of underground drilling in 73 holes at Trixie . A total 122 new holes from the remainder of the 2022 drilling and 2023 drilling were included in the updated MRE . Drilling locations are presented in Figure 10 . 1 Underground holes were drilled in vertical fans oriented semi - orthogonally to the strike of the deposit . Multiple fans were drilled from each underground drill bay with both up and down holes ranging from dips of + to - 55 Σ averaging 67 m ( 220 ft) per hole . In October, 2023 , one hole commenced drilling to test for a copper - moly - gold porphyry target below the Trixie deposit . This hole was drilled to a depth of 626 m ( 2 , 054 ft) . At the time of data cut - off, assays are pending for this hole . This hole was not included in the Trixie MRE . 2. Surface RC Drilling Surface RC drilling of the Trixie Deposit commenced in July, 2022 . Layne Christensen Company (Layne) was the drilling contractor for this program and drilled until December, 2022 . A total of 8 , 770 m ( 28 , 773 ft) was drilled in 28 holes in 2022 . The RC assays from 20 holes were returned in 2023 and are included in this report . Figure 10 . 2 illustrates the location of the RC drilling . 3. Surface Diamond Drilling On December 1 , 2023 , Major Drilling commenced drilling on the copper - moly - gold target at Big Hill . By the end of 2023 , a total of 390 m ( 1 , 277 ft) had been drilled on the first hole . Initial target depths for the holes are 1 , 524 m ( 5 , 000 ft) . 2. D RILLING M ETHODOLOGY 1. Underground Diamond Drilling Both U 6 and Versa diamond drill rigs were used to complete the underground drilling . All underground holes were collared using a HQ core size, with the expectation of obtaining HQ core across the targeted mineralized zones . Geological logging and sampling were completed onsite, with all samples comprised of half core dispatched to ALS’s Reno and Elko laboratories and SGS Canada for offsite sample preparation and analysis by fire assay, multi - element four - acid digest, and screen metallics . All assay batches include Tintic Project 113 April 25, 2024

Osisko Development Corp. full QA/QC standard and blank inserts . ALS is an independent assaying laboratory which uses ISO/IEC 17025 : 2017 accredited methods in North America . The SGS laboratories are ISO/IEC 17025 certified for the analytical methods used routinely on the samples from Trixie . The ALS and SGS facilities are commercial laboratories which are independent of Osisko Development . Figure 10.1 2023 Underground Diamond Drill Hole Collar Locations Figure provided by Osisko Development. Tintic Project 114 April 25, 2024

Osisko Development Corp. Figure 10.2 Surface RC Drill Locations Figure provided by Osisko Development. Tintic Project 115 April 25, 2024

Osisko Development Corp.

10.2.2 Surface RC Drilling

Schramm 480 and Schramm 625 truck, track and buggy mounted RC drill rigs were used to complete the surface RC drilling.

All surface holes were cased through overburden. Both centre-feed and regular-feed, 4 ½" RC hammers were used during penetration, as well as tri-cone bits, as warranted by the ground conditions. A lobed interchange was used or removed as needed to control drill hole deviation.

All drill holes were drilled wet, using water and drilling muds to reduce dust and stabilize the drill holes. Intervals with little to no return or sample material were recorded as "NS" for "No Sample".

Chip samples were collected continuously in every 5-foot run from a drill-mounted cyclone, using a 30/70 splitter. Thirty percent of the continuous sample was collected in cloth filter bags for assay, while seventy percent was collected in 20"x30" clear plastic poly bags, as a reject to be retained on site. A small fraction of chips was caught by a metal mesh sieve and saved in plastic chip sample trays for logging on site.

Samples were sent to ALS Geochemistry's Reno and Elko, Nevada, laboratories, for independent third-party sample preparation, with analysis by fire assay, multi-element four-acid digest, and screen metallics. All assay batches include full QA/QC standard and blank inserts.

10.2.3 Surface Diamond Drilling

A truck mounted LF230 drill rig was used for the surface diamond drilling by Major Drilling (Figure 10.3).

Surface holes are cased through overburden at PWT diameter and collared using PQ core size, with the expectation of reducing and obtaining HQ samples across the target zones at depth.

Geological logging and sampling were completed onsite, with all samples comprised of half core dispatched to ALS's facilities in Reno and Elko for offsite sample preparations and analysis by fire assay, multi-element four-acid digest, and screen metallics. All assay batches include full QA/QC standard and blank inserts.

10.2.4 Drilling Highlights and Results

The 2023 initial Trixie MRE included assays for eight RC holes. The results from the remaining 20 holes were received in 2023 and are incorporated into this report. Assay highlights are summarized in Table 10.1. The RC drilling was designed to explore approximately 600 m to the northeast of Trixie. Subsequent RC holes were planned along strike to test north of the T2 domain, and further to the south to explore for mineralized structures to be followed up with underground core drilling.

Assay highlights from the underground diamond drilling program are summarized in Table 10.2. Cross-section locations for surface and underground drilling are shown in Figure 10.4 and Figure 10.5.

Tintic Project 116 April 25, 2024

Osisko Development Corp. Figure 10.3 Surface Drill Rig at Big HIll Figure provided by Osisko Development. Table 10.1 2022 Surface RC Drilling Assay Highlights Ag (g/t) Au (g/t) Length (m) Depth to (m) Depth from (m) Hole ID 3.55 3.47 3.05 362.71 359.66 TRC038A 29.29 2.7 24.38 249.94 225.55 TRC121 155 20.3 1.52 249.94 248.41 Including TRC121 Table provided by Osisko Development. Tintic Project 117 April 25, 2024

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Table 10.2
2022 and 2023 Underground Diamond Drilling Assay Highlights

Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)
TUG-625-032		7.62	8.38	0.76	48.20	30.60
TUG-625-033		3.51	3.96	0.46	354.00	249.00
TUG-625-034		2.23	2.74	0.52	128.50	220.00
TUG-625-034		16.61	20.57	3.96	17.63	175.81
TUG-625-034		25.76	31.55	5.79	7.51	50.19
TUG-625-035		1.52	4.72	3.20	32.89	41.86
TUG-625-035	Including	3.72	4.72	1.01	76.80	68.60
TUG-625-036		0.91	4.27	3.35	36.81	30.89
TUG-625-036	Including	1.83	2.44	0.61	134.50	65.00
TUG-625-037		1.37	7.01	5.64	20.88	45.08
TUG-625-037	Including	5.18	5.94	0.76	42.00	60.40
TUG-625-037	and	6.55	7.01	0.46	154.00	397.00
TUG-625-037		9.60	12.04	2.44	53.27	90.24
TUG-625-037	Including	10.52	11.43	0.91	105.50	177.00
TUG-625-038		3.51	4.45	0.94	67.01	207.55
TUG-625-038	Including	4.27	4.45	0.18	240.00	860.00
TUG-625-051		25.91	28.96	3.05	13.44	71.36
TUG-625-052		23.16	28.04	4.88	10.68	32.59
TUG-625-052	Including	23.16	24.29	1.13	27.20	52.10
TUG-625-053		34.32	35.66	1.34	91.30	18.70
TUG-625-085		2.16	2.90	0.73	84.40	301.00
TUG-625-085		23.47	25.91	2.44	15.61	163.56
TUG-625-086		0.00	4.57	4.57	27.26	96.98
TUG-625-086	Including	0.00	0.79	0.79	39.10	244.00
TUG-625-086	and	1.83	3.05	1.22	54.50	105.00
TUG-625-086		17.98	20.73	2.74	46.50	98.80
TUG-625-087		16.46	22.71	6.25	28.72	404.19
TUG-625-087	Including	16.46	17.07	0.61	81.50	1240.00
TUG-625-087	and	17.68	18.14	0.46	118.00	968.00
TUG-625-088		22.25	27.43	5.18	12.64	92.58
TUG-625-088	Including	25.60	26.82	1.22	31.50	162.00
TUG-625-093		0.00	4.57	4.57	12.46	95.05
TUG-625-093	Including	0.76	1.52	0.76	47.20	272.00
TUG-625-094		1.52	2.83	1.31	26.70	104.00
TUG-625-094		17.37	21.34	3.96	10.78	38.15
TUG-625-094		30.78	31.55	0.76	57.50	246.00
TUG-625-099		0.00	1.13	1.13	52.30	325.00
TUG-625-100		5.18	5.82	0.64	78.80	106.00
TUG-625-100		11.13	12.50	1.37	42.10	69.90
TUG-625-100		16.92	21.46	4.54	16.86	60.26

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Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)
TUG-625-100		19.20	21.46	2.26	30.80	114.00
TUG-625-101		2.44	3.51	1.07	31.00	91.30
TUG-625-102A		5.03	5.79	0.76	229.00	238.00
TUG-625-103		15.24	19.81	4.57	19.77	76.67
TUG-625-106		3.05	4.42	1.37	23.49	58.79
TRXU-DD-23-001		6.71	8.69	1.98	19.54	58.54
TRXU-DD-23-003		31.39	32.31	0.91	43.44	40.63
TRXU-DD-23-003		38.25	45.11	6.86	62.82	231.46
TRXU-DD-23-003	Including	39.47	40.54	1.07	191.00	707.00
TRXU-DD-23-003	and	40.54	42.21	1.68	117.00	393.00
TRXU-DD-23-003		54.71	55.78	1.07	49.11	255.00
TRXU-DD-23-005		8.53	15.85	7.32	7.95	26.12
TRXU-DD-23-005		23.77	28.04	4.27	10.67	38.51
TRXU-DD-23-016		123.14	124.66	1.52	28.70	98.15
TRXU-DD-23-018		75.59	87.17	11.58	7.67	13.43
TRXU-DD-23-018		75.59	77.11	1.52	21.81	26.35
TRXU-DD-23-018	Including	75.59	77.11	1.52	21.81	26.35
TRXU-DD-23-018	and	86.11	87.17	1.07	35.07	19.47
TRXU-DD-23-026		45.72	50.29	4.57	65.00	344.39
TRXU-DD-23-035		72.54	79.86	7.32	7.66	4.00
TRXU-DD-23-035	Including	76.81	78.03	1.22	38.03	7.96
TRXU-DD-23-035		83.52	89.00	5.49	14.85	34.87
TRXU-DD-23-035	Including	87.17	89.00	1.83	27.02	25.70
TRXU-DD-23-045		36.42	39.01	2.59	54.95	1143.21
TRXU-DD-23-045	Including	36.42	37.49	1.07	130.00	2715.00
TRXU-DD-23-060		95.40	106.38	10.97	2.95	11.77
TRXU-DD-23-061		36.12	37.19	1.07	102.67	740.43
TRXU-DD-23-061	Including	36.88	37.19	0.30	281.00	1644.00
TRXU-DD-23-065		94.18	107.90	13.72	5.79	101.98
TRXU-DD-23-066		65.07	67.97	2.90	13.01	140.85
TRXU-DD-23-066		65.07	66.60	1.52	19.96	206.00
TRXU-DD-23-066		103.33	107.90	4.57	10.84	35.29
TRXU-DD-23-068		75.59	85.04	9.45	23.89	151.04
TRXU-DD-23-068	Including	76.20	76.96	0.76	81.23	98.14
TRXU-DD-23-068	and	80.62	81.69	1.07	37.34	220.00
TRXU-DD-23-068	and	81.69	82.30	0.61	52.50	330.00
TRXU-DD-23-072A		23.47	32.46	8.99	66.04	167.64
TRXU-DD-23-072A	Including	30.63	31.09	0.46	610.00	1523.00
TRXU-DD-23-072A	and	31.09	31.85	0.76	180.00	691.00

Table provided by Osisko Development.

Tintic Project 119 April 25, 2024

Osisko Development Corp. Figure 10.4 2023 Underground Diamond Drilling with Assays on Section 23280 N. Looking North Figure provided by Osisko Development. Tintic Project 120 April 25, 2024

Osisko Development Corp. Figure 10.5 Underground Diamond Drilling with Assays on Section 23000 N. Looking North Figure provided by Osisko Development. Tintic Project 121 April 25, 2024

Osisko Development Corp. 3. A DDITIONAL D RILLING C ONSIDERATIONS Average diamond drill production of 12 . 2 m ( 40 ft) per day was typical of the 2023 program with all - in drilling costs around $ 213 /ft . Difficult drilling conditions addressed in previous reports have continued at Trixie . Recovery in the diamond drilling program averages a reasonable 90 . 1% , however the core suffers significant destruction during the drilling process, resulting in difficult interpretations of significant mineralized structures, and increased uncertainty in the rock quality designation and recovery data . Broken ground, significant faulting and hard abrasive lithologies have resulted in slow sample production and further compromised the structural interpretation . In addition, the lack of structural data made true - width relationships difficult to determine from the drilling . A significant difference in assay grade is seen between the drilling results and results taken from underground face sampling at Trixie . Underground samples typically show grades in 100 ’s to 1 , 000 ’s of grams per tonne ( 10 ’s to 100 ’s troy ounces per ton) whereas drilling results show only occasional grades greater than 100 g/t Au (Table 10 . 2 ) . Sludge samples were collected from holes TRXU - DD - 23 - 057 to TRXU - DD - 23 - 072 , to investigate for gold washed out in fine material from drill cuttings . The results indicated anomalous sludge sample assays correlated with anomalous drill core assays . A total of five exploration cross - cuts were constructed to investigate the correlation with drill hole data and face sampling, further to the south and cross cutting the T 2 , T 4 and 75 - 85 zones . The face sampling correlated with the drill hole results . Lastly, any sample that had logged T 2 lithologies or grade greater than 1 . 0 g/t Au were re assayed using screen metallic analysis, to gain a bigger sample and compare screen metallics with fire assay . The results were comparable . It is concluded that the drill hole data is are representative and accurate of the gold at Trixie . The expression, “Drill for structure, mine for grade” can be applied at Trixie . 4. D RILLING P ROGRAM R ECOMMENDATIONS Further underground diamond drilling is recommended at Trixie for 2024 , to increase the size of the deposit . Figure 10 . 6 illustrates the priority target areas at Trixie . It is recommended to drill test the down dip extent of the 756 with the newly rehabilitated workings at the 750 level . Historical assays within the 756 were documented at average grades of 5 . 0 g/t Au (Morris and Lovering, 1979 ), however additional parallel structures similar to T 2 grades are also targeted within this area . It is also recommended to focus on step outs along strike of the known T 2 and T 4 mineralization to the north . The down plunge area south towards the predicted intersection of the Sioux Ajax fault has been tested to the extent possible with current development . It is also recommended to continue rehabilitating the workings along the 750 level to the south, so that additional areas can be tested down plunge of 75 - 85 and down dip of the historical stopes from the Survey Vein . Additional drilling to the west to test for parallel structures of T 2 is recommended . Additional porphyry drilling is recommended at Trixie, as there is a marked increase of alteration and hydrothermal breccia west of the Eureka Lilly fault . This drilling can also be collared from the 750 Level . Surface drilling is recommended at Big Hill and other regional targets outlined in Section 9 . A combination of RC and diamond drilling is recommended for these targets . Tintic Project 122 April 25, 2024

Osisko Development Corp. Figure 10.6 Trixie Target Areas (Looking East) Figure provided by Osisko Development . 10.5 M ICON QP C OMMENTS Micon’s QP reviewed the drilling and sampling procedures at Trixie during both the September, 2022 and February 2024 site visits and in further discussions with Osisko Development personnel after the site visits . Micon’s QP believes that despite the challenges encountered during the Trixie drilling programs, the drilling and sampling procedures have been and are being conducted with industry best practices in mind, such as those outlined by CIM . Therefore, the surface and underground drilling can be appropriately included as part of the database which serves as the basis for the current mineral resource estimates . Tintic Project 123 April 25, 2024

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11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 INTRODUCTION

The following section describes the preparation, analysis and security procedures used for all underground face chip and drill core samples collected during 2022 and 2023 at the Trixie test mine which are used in the current resource estimate. Samples collected prior to 2022 and which are included in the current resource estimate were validated by Dr. Thomas A. Henricksen QP, C.P.G. and are considered to meet generally accepted industry standards for sample preparation, analysis, QA/QC and security protocols. Micon's QP has reviewed the material related to the samples validated by Dr. Henricksen and believes that they meet generally accepted industry standards, as outlined by CIM, and are therefore suitable to be used as the basis for a mineral resource estimate.

11.2 SAMPLE HANDLING AND SECURITY

Sample handling and security procedures are managed by TCM personnel. These procedures are described below.

11.2.1 Underground Chip Sampling

All underground chip samples are collected by TCM mine geologists from each of the active faces during each shift. Chip samples are collected and do not exceed 0.91 m (3 ft) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hangingwall and footwall of the structures are marked on the face and back. Sample intervals are marked up and follow lithological contacts. Samples are transported by the geologist from the Trixie test mine to the onsite Tintic laboratory at the Burgin administrative complex.

11.2.2 Drill Core Sampling

Following extraction from the core tube, underground diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes are labelled with the drill hole number, the box number, and the depth interval, then lidded and taped shut. Boxes are brought to surface daily by miners and picked up by TCM logging geologists and geotechnicians and delivered to the TCM logging facility.

At the core logging facility, drill core is marked with footage depths, and recovery and rock quality are measured and recorded. Geologic and geotechnical information is logged and input into Datamine's DHLogger software and synchronized to a central database. Sample intervals are marked with aluminum tags and unique sample identification numbers, and input into DHLogger, as well. Drill core is then photographed and sent to the core cutting facility.

TCM core cutters half-cut the drill core using an Almonte Automated Core Saw. Half the core is placed back in the core box and the other half is placed in a calico or plastic sample bag, labelled with the corresponding sample identification number. Boxes of half-cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to an analytical laboratory.

Tintic Project 124 April 25, 2024

Osisko Development Corp. During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC . Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight . Rice bags are labelled with a unique shipment ID and sequential numbering (eg : Bag 1 , Bag 2 ) . A sample list and sample submittal form are inserted into the first bag for each shipment, then the bags are sealed with metal ties, loaded on pallets, and secured using clear shrink wrap . All samples are shipped to ALS Analytical Laboratories via Old Dominion Shipping . Copies of a manifest and chain of custody form are given to TCM and Old Dominion . 11.2.3 Reverse Circulation Drill Chip Sampling During the RC drilling process, rock chips are lifted to surface with air and water pressure . Chips are run through a cyclone attachment on the drill tower, fitted with splitters which cause a 1 : 2 split of the chips . At five - foot intervals, a third of the chips are separated into cloth filter bags for sampling, while two thirds are separated in polyethylene bags for storage as reject material . Once per five - foot interval, a coarse mesh sieve is inserted into the reject outflow from the cyclone to collect a small, representative chip sample . This sample is placed in chip sample trays for logging . Once per fifty - foot interval, an additional splitter is added to the cyclone to divide the sampled chips into a sample and a duplicate for QA/QC purposes . Any water overflow from the cyclone outflow is caught with a - 80 - mesh sieve to prevent the loss of fine material . Bags are sealed and laid out to dry on the drill pad . Sample bags and chip trays are collected from the drill pad by TCM logging geologists and geotechnicians and delivered to the TCM logging facility . Geologic information is logged into Datamine’s DHLogger software and synchronized to a central database . Chip trays are then photographed . During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC . Samples are then placed in rice bags in groups of five to ten samples, depending on weight . The bags then follow the numbering and shipping procedure described above for the core samples . 3. A SSAY L ABORATORIES A CCREDITATION AND C ERTIFICATION The International Organization for Standardization (ISO) and the International Electrotechnical Commission (IEC) form the specialized system for worldwide standardization . ISO/IEC 17025 , General Requirements for the Competence of Testing and Calibration Laboratories, sets out the criteria for laboratories wishing to demonstrate that they are technically competent, employ an effective quality control system, and able to generate technically valid calibration and test results . The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies . ISO 9001 applies to management support, procedures, internal audits and corrective actions . It provides a framework for existing quality functions and procedures . 1. ALS Laboratory All 2022 drill core and RC chip samples were submitted to the ALS laboratory in either Twin Falls, Idaho or Elko, Nevada . Analysis of the drill core and RC chip samples was completed in the ALS laboratory in either Reno, Nevada or North Vancouver, British Columbia . These ALS laboratories are ISO 9001 certified and ISO/IEC 17025 certified for the analytical methods used routinely on the samples from Tintic Project 125 April 25, 2024

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Trixie. The ALS facilities are commercial laboratories, independent of Osisko Development Corp. and have no interest in the Tintic Project.

11.3.2 SGS Laboratory

All 2023 drill core samples were submitted to the SGS Laboratory in Burnaby, British Columbia. Analysis of the drill core was completed in the SGS laboratory in either Burnaby, British Columbia or Lakefield, Ontario. These SGS laboratories are ISO/IEC 17025 certified for the analytical methods used routinely on the samples from Trixie. The SGS facilities are commercial laboratories, independent of Osisko Development Corp. and have no interest in the Tintic Project.

11.3.3 Tintic Laboratory

Underground chip samples are submitted to the onsite Tintic laboratory at the Burgin administrative complex. The Tintic laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager, with annual auditing by independent technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples are routinely carried out as part of ongoing QA/QC work.

An independent audit/inspection of the Tintic laboratory facilities was conducted in May, 2022 by Qualitica Consulting Inc. (Qualitica Consulting). A report of recommendations was provided to Osisko Development and implemented. A new preparation laboratory was constructed in 2022 and a full-time laboratory manager is on site to monitor ongoing QA/QC and to troubleshoot any issues that arise in the laboratory.

11.4 SAMPLE PREPARATION AND ASSAYING

11.4.1 ALS Sample Preparation

The following outlines ALS laboratories sample preparation procedures:

- Samples are sorted and logged into the ALS LIMS program.
- Samples are dried and weighed.
- Samples are crushed to +70% passing 2 mm (CRU-31).
- A crushed sample split of up to 500 g is pulverized to +85% passing 75 µm (PUL 32m).
- Once analysis is complete, pulp material is returned to TCM for storage and coarse rejects are disposed of after 90 days.

11.4.2 ALS Gold Assaying

The following outlines ALS laboratories assay procedures used on the Trixie mineralization:

- A 50-g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO_3-HCl), with an atomic absorption spectroscopy finish (AAS).

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- When assay results are higher than 100 g/t Au, a second 50-g pulp aliquot is analyzed by Au-GRA22: fire assay, parting with nitric acid (HNO_3), with a gravimetric finish.
- Selected samples are analyzed by metallic screen. The +100 µm fraction (Au+) is analyzed in its entirety by fire assay with gravimetric finish. The minus 100 µm fraction is homogenized and two subsamples are analyzed by fire assay with AAS (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two minus fraction subsamples is taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.
- Chip sample duplicates were also analyzed using ME-GRA22: fire assay, parting with nitric acid (HNO_3) with a gravimetric finish. This method reports values for Au and Ag.

11.4.3 ALS Multi-Element Assaying

The following outlines ALS Laboratories assay procedures used for multi-element assaying:

- Some samples are analyzed by the trace-level multi-element method ME-MS61: a 0.25-g aliquot is digested by four-acid digestion (HNO_3-$HClO_4$-HF-HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES.
- Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

11.4.4 SGS Sample Preparation

The following outlines SGS laboratories sample preparation procedures:

- Samples are sorted and logged into the SGS LIMS program.
- Samples are dried and weighed.
- Samples are crushed to +75% passing 2 mm (G_CRU-CRU75).
- A crushed rotary sample split of up to 250 g is pulverized to +90% passing 75 µm (G_PUL-PUL90_CR250).

Once analysis is complete pulp material is returned to TCM for storage and coarse rejects are disposed of after 90 days.

11.4.5 SGS Gold Assaying

The following outlines SGS laboratories assay procedures used on the Trixie mineralization:

- A 30-g pulp aliquot is analyzed by GO_FAA30V10: fire assay followed by aqua regia digestion (HNO_3-HCl) with an atomic absorption spectroscopy finish (AAS).
- When assay results are higher than 100 g/t Au, a second 30-g pulp aliquot is analyzed by GO_FAG30V: fire assay, parting with nitric acid (HNO_3) with a gravimetric finish.

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- Selected samples are analyzed by metallic screen. The +106 µm fraction (plus) is analyzed in its entirety by fire assay with gravimetric, AAS or ICP-AES finish. The -106 µm fraction (minus) is homogenized and two subsamples are analyzed by fire assay with gravimetric, AAS or ICP-AES finish. The average of the two minus fraction subsamples is taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

11.4.6 SGS Multi-Element Assaying

The following outlines SGS Laboratories assay procedures used for multi-element assaying:

- Some samples are analyzed by trace-level multi-element method GE_ICM40Q12: a 0.5-g aliquot is digested by four-acid digestion (HNO_3-$HClO_4$-HF-HCl) and analyzed by ICP-OES and ICP-MS, with the method depending on the element.
- Overlimits for selected elements are analyzed by the ore-grade method GO_ICP42Q100: a 0.5-g aliquot is digested by four-acid digestion (HNO_3-$HClO_4$-HF-HCl) and analyzed by ICP-OES.

11.4.7 Tintic Laboratory Sample Preparation

The Tintic laboratory sample preparation procedures are outlined as follows:

- The samples are loaded into a drying oven to remove any moisture.
- After drying, the sample order is confirmed on the submittal form. Any discrepancies are brought to the geology group's attention and resolved.
- Each sample is prepared using a belt elevator feeding into a jaw crusher, then directly into a gyratory crusher reducing sample particle size to approximately 3.5 mm.
- The sample is then introduced to a rotary splitter to reduce volume and maintain representation of the entire sample. The rotary table has 12 paired pans which are selected randomly until an approximate 2,000-gram split is available for pulverizing.
- Pulverizing is achieved by feeding the selected sample split into a vibratory feeder that feeds a disc pulverizer.
- The finely ground sample is then introduced to a small Jones splitter and further reduced to approximately 250-grams and inserted into a sample packet, ready for assaying.

11.4.8 Tintic Laboratory Gold and Silver Assaying

The following outlines Tintic Laboratory assay procedures:

- Each prepared sample packet is forwarded to the fire assay laboratory, where a routine 1 assay ton assay is performed. This assay uses lead as a collector for any precious metals in the fusion step and then oxidizes the lead using a cupel (magnesia cup) to separate the precious metals from the lead.

Tintic Project 128 April 25, 2024

Osisko Development Corp.  The remaining “bead” of precious metals is referred to as a doré bead . The Assayer will tap each doré bead with a hammer to remove any residual cupel and then place the bead in a ceramic cup .  The doré beads are then forwarded to the Balance room where each is weighed, using a micro - balance and the weight is recorded .  A 25 % concentrate volume of nitric acid is added to each ceramic cup containing a doré bead and placed on a hotplate . The nitric acid dissolves silver leaving only the gold as a solid .  The solution is decanted from the cup, the cup and gold are rinsed with deionized water, and then returned to the hotplate to dry . The dry cup and gold are annealed, and after cooling, the gold is weighed on the micro - balance and weight recorded . 5. Q UALITY A SSURANCE AND Q UALITY C ONTROL This section summarizes the 2022 and 2023 TCM QA/QC program, including the QA/QC procedures used internally at the Tintic laboratory . A total of 6 , 843 drill core samples, RC chip samples, and QA/QC samples were assayed in 2022 at ALS . The 2022 QA/QC program included a routine insertion of standards and blanks . TCM included one standard in every 20 samples and one blank in every 30 samples . A total of 5 , 141 drill core samples, RC chip samples, and QA/QC samples were assayed in 2023 at SGS . The 2023 QA/QC program included a routine insertion of standards and blanks . TCM included one standard in every 20 samples and one blank in every 40 samples . A total of 4 , 643 chip samples and QA/QC samples were assayed in 2022 at the Tintic laboratory . The 2022 QA/QC program included a routine insertion of standards and blanks . TCM included one standard in every 10 samples and one blank in every 20 samples . 1. Certified Reference Materials (Standards) Accuracy is monitored by adding standards at the rate of one Certified Reference Material (CRM) or Standard for every 20 samples . Standards are used to detect assay problems with specific sample batches and any possible long - term biases in the overall dataset . TCM’s definition of a quality control failure is when :  Assays for a CRM are outside ц three standard deviations ( ц 3 SD) or ц 10% .  Assays for two consecutive CRMs are outside ц 2 SD, if one of them is outside ц 3 SD . 1. Certified Reference Materials (Standards) at ALS in 2022 A total of 334 standards were analyzed at ALS during the 2022 drilling programs, for an insertion rate of 4 . 9% . Sixteen different CRMs from Ore Research and Exploration Pty Ltd . (OREAS) were used . OREAS is an independent Australian - based supplier of certified reference materials for the global mining industry since 1988 . OREAS is ISO 17034 accredited . Tintic Project 129 April 25, 2024

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In 2022, a total of 37 QC failures were recognized and reruns were requested in 19 cases. Reruns were not requested for 18 cases, as per TCM's protocol, because the surrounding samples assayed at or below the lower detection limit (12 cases) or because there was insufficient material for reanalysis (6 cases). Thirteen of these cases did not have sufficient material for initial analysis and were excluded from the table statistics. A total of nine corrected certificates were issued, and the corrected assays were loaded into the database.

The 2022 average CRM results are all within ±2.3% of the expected values (Table 11.1), except for four CRMs with a limited sample size. Most assays were within ±3SD of the accepted value (Figure 11.1).

Table 11.1
ALS Results of Standards used by TCM for the 2022 Drilling Programs

CRM	Count	Expected Au (g/t)		Observed Au (g/t)		Percent of Expected (%)
		Average	SD	Average	SD	
OREAS 217 (Au-AA26)	21	0.338	0.010	0.342	0.012	101.3%
OREAS 223 (Au-AA26)	1	1.78	0.045	1.790	N/A	100.6%
OREAS 234 (Au-AA26)	53	1.2	0.030	1.188	0.028	99.0%
OREAS 234 (ME-GRA22)	1	1.2	0.030	1.22	N/A	101.7%
OREAS 236 (Au-AA26)	47	1.85	0.059	1.861	0.039	100.6%
OREAS 239 (Au-AA26)	50	3.55	0.086	3.571	0.073	100.6%
OREAS 239 (ME-GRA22)	1	3.55	0.086	4.14	N/A	116.6%
OREAS 240 (Au-AA26)	2	5.51	0.139	5.545	0.064	100.6%
OREAS 242 (Au-AA26)	27	8.67	0.215	8.573	0.172	98.9%
OREAS 243 (Au-AA26)	29	12.39	0.306	12.452	0.285	100.5%
OREAS 243 (ME-GRA22)	1	12.39	0.306	12.65	N/A	102.1%
OREAS 245 (Au-AA26)	3	25.73	0.546	25.833	1.012	100.4%
OREAS 256 (Au-AA26)	2	7.66	0.238	7.650	0.325	99.9%
OREAS 296 (Au-AA26)	20	2.19	0.057	2.202	0.058	100.5%
OREAS 297 (Au-AA26)	4	17.83	0.396	18.000	0.545	101.0%
OREAS 297 (ME-GRA22)	1	17.83	0.396	17.8	N/A	99.8%
OREAS 298 (Au-AA26)	15	34.99	0.832	35.327	1.449	101.0%
OREAS 298 (ME-GRA22)	1	34.99	0.832	46.3	N/A	132.3%
OREAS 299 (Au-AA26)	1	89.97	2.232	85.700	N/A	95.3%
OREAS 609b (Au-AA26)	37	4.97	0.260	5.083	0.761	102.3%
OREAS 609b (ME-GRA22)	1	4.97	0.260	5.24	N/A	105.4%
OREAS 610 (Au-AA26)	3	9.83	0.254	9.873	0.589	100.4%
Total	**315**	**Weighted Average**				**100.58%**

Table provided by Osisko Development.

Tintic Project 130 April 25, 2024

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Figure 11.1
Example of ALS Results for Standard OREAS 234 for the 2022 Drill Programs


OREAS 234 - Au-AA26 (CS) - Date
Plotted By Date
Au_ppm_AA26
Analysis Date
Mean
Expected Value
Error Limit - 3SD Negative
Error Limit - 2SD Negative
Error Limit - 3SD Positive
Error Limit - 2SD Positive
Data Points - Out 3SD
Data Points - In 3SD
Data Points - In 2SD

Figure provided by Osisko Development.

11.5.1.2 Certified Reference Materials (Standards) at SGS in 2023

A total of 291 standards were analyzed at SGS during the 2022 drilling programs, for an insertion rate of 5.7%. Nine different CRMs from OREAS were used.

In 2023, a total of 19 QC failures were recognized, and reruns were requested in 11 cases. Reruns were not requested for the other eight cases, as per TCM's protocol, because the surrounding samples assayed at or below the lower detection limit (0.01 g/t Au). A total of seven corrected certificates were issued, and the corrected assays were loaded into the database.

The 2023 average CRM results are all within ±2.2% of the expected values (Table 11.2), except for one CRM with a limited sample size. Most assays were within ±3SD of the accepted value (Figure 11.2).

Table 11.2
SGS Results of Standards used by TCM for the 2023 Drilling Programs

CRM	Count	Expected Au (g/t)		Observed Au (g/t)		Percent of Expected (%)
		Average	SD	Average	SD	
OREAS 234	66	1.20	0.030	1.184	0.036	98.7%
OREAS 236	22	1.85	0.059	1.831	0.071	99.0%
OREAS 239	22	3.55	0.086	3.513	0.143	99.0%
OREAS 242	26	8.67	0.215	8.561	0.331	98.7%
OREAS 243	86	12.39	0.306	12.568	0.310	101.4%
OREAS 245	1	25.73	0.546	25.330	N/A	98.4%
OREAS 297	2	17.83	0.396	18.170	0.170	101.9%

Tintic Project 131 April 25, 2024

Osisko Development Corp. Percent of Expected (%) Observed Au (g/t) Expected Au (g/t) Count CRM SD Average SD Average 102.7% 0.042 35.940 0.832 34.99 2 OREAS 298 102.2% 0.357 5.078 0.269 4.97 64 OREAS 609b 100.36% Weighted Average 291 Total Table provided by Osisko Development. Figure 11.2 Example of SGS Results for Standard OREAS 234 for the 2023 Drill Programs Figure provided by Osisko Development. 11.5.1.3 Certified Reference Materials (Standards) at the Tintic Laboratory A total of 538 standards were analyzed at the Tintic laboratory for the 2022 and 2023 chip sampling programs, for an insertion rate of 11 . 6% . Ten different CRMs from OREAS were used . In 2022 and 2023 , a total of 75 QC failures were recognized and reruns were requested in 67 cases . All failures and reruns were reviewed and approved by the geology department and the corrected assays were loaded into the database . The 2022 and 2023 average CRM results are all within ц 2 . 9 % of the expected values (Table 11 . 3 ), except for one CRM which should have excluded because its gold value was too close to the detection limit . Most assays were within ц 3 SD of the accepted value (Figure 11 . 3 ) . Tintic Project 132 April 25, 2024

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Table 11.3
Tintic Lab Results of Standards used by TCM for the 2022 and 2023 Chip Sampling Programs

CRM	Count	Expected Au (g/t)		Observed Au (g/t)		Percent of Expected (%)
		Average	SD	Average	SD	
OREAS 217	3	0.338	0.010	0.400	0.159	118.4%
OREAS 223	1	1.78	0.045	1.808	N/A	101.6%
OREAS 240	26	5.51	0.139	5.397	0.186	98.0%
OREAS 245	31	25.73	0.546	25.005	0.541	97.2%
OREAS 256	40	7.66	0.238	7.655	0.165	99.9%
OREAS 296	45	2.19	0.057	2.236	0.289	102.1%
OREAS 297	156	17.83	0.396	17.482	0.459	98.0%
OREAS 298	172	34.99	0.832	34.437	1.501	98.4%
OREAS 299	34	89.97	2.232	87.344	5.093	97.1%
OREAS 610	30	9.83	0.254	9.548	0.398	97.1%
Total	**538**			**Weighted Average**		**98.60%**

Table provided by Osisko Development.

Figure 11.3
Example of Tintic Lab Results for Standard OREAS 298 for the 2022 and 2023 Chip Sampling Programs


OREAS 298 - Au-FA-1AT (CS) - Date
Plotted By Date
Au_ppm_FA1AT
38.5
37.1
35.7
34.3
32.9
31.5
37.49
36.65
34.99
33.33
32.49
2022-01-04 00:00:00
2022-06-29 00:00:00
2022-09-07 00:00:00
2022-11-19 00:00:00
2023-05-03 00:00:00
2023-10-15 00:00:00
Analysis Date
Mean
Expected Value
Error Limit - 3SD Negative
Error Limit - 2SD Negative
Error Limit - 3SD Positive
Error Limit - 2SD Positive
Data Points - Out 3SD
Data Points - In 3SD
Data Points - In 2SD

Figure provided by Osisko Development.

A representative portion of the data from the 2022 average CRM results for the Tintic laboratory were reviewed by the QPs during the 2022 site visit and were deemed adequate.

11.5.2 Blank Samples

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank"), that goes through the same sample preparation and analytical procedures as the samples.

Tintic Project 133 April 25, 2024

Osisko Development Corp. Elevated values for blanks may indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or sample solution carry - over during instrumental finish . 11.5.2.1 Blank Samples Performance at ALS In 2022 , 240 blanks were submitted to ALS with the drilling and QA/QC samples, for an insertion rate of 3 . 5% . TCM personnel identified 18 cases of contamination for gold in coarse blank material . In all cases, there was insufficient blank material to re - assay the blanks from crush material . High grade samples preceded the blanks and carryover during the crushing process was likely exaggerated by the low weight of the blanks . All the blanks analyzed at ALS by Au - AA 26 , except for 12 failures, assayed less than or equal to 0 . 1 g/t Au, which is 10 times the detection limit of 0 . 01 g/t Au, and are thus considered acceptable . Table 11 . 4 summarizes the performance of the blanks . Figure 11 . 4 shows the results graphically . Table 11.4 ALS Au - AA26 Results of Blanks used by TCM for the 2022 Drilling Programs 229 Total blanks <0.01 Minimum Au g/t 4.99 Maximum Au g/t 108 (47.1%) Below detection limit (# and %) 12 (5.2%) QC Failures (# and %) Table provided by Osisko Development. Figure 11.4 ALS Results of Blanks for the 2022 Drilling Programs Figure provided by Osisko Development. Tintic Project 134 April 25, 2024

Osisko Development Corp. All the blanks analyzed at ALS by ME - GRA 22 , except for 6 failures, assayed less than or equal to 0 . 5 g/t Au, which is 10 times the detection limit of 0 . 05 g/t Au, and are thus considered acceptable . Table 11 . 4 5 summarizes the performance of the blanks . Figure 11 . 5 shows the results graphically . Table 11.5 ALS ME - GRA22 Results of Blanks used by TCM for the 2022 Drilling Programs 11 Total blanks <0.05 Minimum Au g/t 12.05 Maximum Au g/t 2 (18.2%) Below detection limit (# and %) 6 (54.5%) QC Failures (# and %) Table provided by Osisko Development. Figure 11.5 ALS ME - GRA22 Results of Blanks for the 2022 Drilling Programs Figure provided by Osisko Development. 11.5.2.2 Blank Samples Performance at the SGS Laboratory In 2023 , 152 blanks were submitted to SGS with the drilling samples, for an insertion rate of 3 . 0% . All the blanks analyzed at SGS assayed less than or equal to 0 . 1 g/t Au, which is 10 times the detection limit of 0 . 01 g/t Au . These results are thus considered acceptable . Table 11 . 6 summarizes the performance of the blanks . Figure 11 . 6 shows the results graphically . Tintic Project 135 April 25, 2024

Osisko Development Corp. Table 11.6 SGS Results of Blanks used by TCM for the 2023 Drilling Programs 66 Total blanks <0.01 Minimum Au g/t 0.1 Maximum Au g/t 143 (94.1%) Below detection limit (# and %) 0 (0.00%) QC Failures (# and %) Table provided by Osisko Development. Figure 11.6 SGS Results of Blanks for the 2023 Drilling Programs Figure provided by Osisko Development. 11.5.2.3 Blank Samples Performance at the Tintic Laboratory In 2022 and 2023 , 193 blanks were submitted to the Tintic Lab with the chip samples, for an insertion rate of 4 . 2% . All the blanks analyzed at the Tintic Lab assayed less than or equal to 1 . 7 g/t Au, which is 10 times the detection limit of 0 . 17 g/t Au and are thus considered acceptable . Table 11 . 7 summarizes the performance of the blanks . Figure 11 . 7 shows the results graphically . Table 11.7 Tintic Lab Results of Blanks used by TCM for the 2022 and 2023 Chip Sampling Programs 193 Total blanks <0.17 Minimum Au g/t 1.03 Maximum Au g/t 189 (97.9%) Below detection limit (# and %) 0 (0.00%) QC Failures (# and %) Tintic Project 136 April 25, 2024

Osisko Development Corp. Table provided by Osisko Development. Figure 11.7 Tintic Lab Results of Blanks for the 2022 and 2023 Chip Sampling Programs Figure provided by Osisko Development. 3. Tintic Laboratory Sample Preparation Quality Assurance Measures Tintic laboratory sample preparation quality assurance measures include dust collection, compressed air blowdown of each piece of equipment and quartz rock “wash” between each sample . Also, daily a random selection (approximately 10% ) of pulverized samples are sieve tested to evaluate grinding performance, expecting them to achieve 70 % passing through a 0 . 074 mm screen . 4. Tintic Laboratory Sample Analyses Quality Assurance Measures Equipment used for measurements in the Tintic laboratory is monitored daily for accuracy . Each batch of samples that passes through fire assay contains the certified standard/blank submitted from the geologist and will also include an internal standard and blank . The standard used at the Tintic laboratory is identified as a matrix matched standard (MMS) . The matrix matched standard is a randomly selected sample mixed with an aliquot of a known certified standard . This standard value is calculated by comparing the unmixed sample data with the MMS standard data . If the MMS standard fails, the sample batch is rejected and the assay procedure is repeated from the pulverized sample packets . The completed assay is evaluated against internal quality control of the MMS passing and the blank being below the Tintic laboratory lower detection limit of 0 . 17 g/t ( 0 . 005 opt) for gold . If either standard fails, the analysis is performed again from the sample packets . Once data are reported to the geology department, they will evaluate the submitted standard/blank for compliance . Tintic Project 137 April 25, 2024

Osisko Development Corp. The standard operating procedures applied at the Tintic laboratory for sample preparation, fire assay, fusion and cupellation, parting, weigh back, sample submission, sample reporting, and quality control are in line with industry standards at other production laboratories . These procedures are regularly checked for accuracy by client departments including geology and metallurgy . 11.6 QP C OMMENTS Micon’s QP has reviewed and had extensive discussions with Osisko Development personnel regarding the QA/QC program at the Tintic Project and has reviewed the results of the Tintic laboratory audit by Qualitica Consulting . Micon’s QP also toured the Tintic laboratory during the September, 2022 site visit . During the discussions, all aspects of the QA/QC program, results and recommendations of the Tintic laboratory audit as well as potential additions to the QA/QC programs were discussed . Further discussions were held during the 2024 site visit and during subsequent meetings . Based on the 2022 and 2023 QA/QC results from the various laboratories and the favourable audit of the Tintic laboratory, it continues to be the opinion of Micon’s QP that the assay database for the Trixie deposit is of suitable quality to be used in the estimate of resources and as the basis for further work . Tintic Project 138 April 25, 2024

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12.0 DATA VERIFICATION

12.1 GENERAL

In order to undertake the review and validation of the mineral resource estimate for the Trixie deposit, the QPs of this Technical Report held a number of discussions and meetings with Osisko Development's personnel and contractors to discuss details relevant to the exploration programs, QA/QC programs, parameters used for the mineral resource estimate and the mineral resource estimate itself. The discussions were held via email chains and phone calls, and Microsoft Teams meetings, as well as during the site visit. At all times, the discussions were open, frank and at no time was information withheld or not available to the QPs. Open and frank discussions continued throughout mineral resource validation from January, 2024 to March, 2024 on all aspects of the process, and this culminated in the completion of the mineral resource estimate and the publication of this report.

The MRE was completed by Osisko Development's chief resource geologist, Daniel Downton, P.Geo., using Datamine Studio RM Pro 1.12 software. The MRE was then reviewed and validated by William Lewis, P.Geo. and Alan San Martin, AusIMM(CP) of Micon.

For the purpose of disclosure in this Technical Report, William Lewis, P.Geo., who is independent of Osisko Development and is a Qualified Person within the meaning of NI 43-101, is responsible for the updated mineral resource estimate, by virtue of his independent review and validation of the work conducted by Osisko Development.

The QPs responsible for the preparation of this report and their areas of responsibility and sites visits have been documented previously in Table 2.1.

12.2 2022 SITE VISIT

A site visit was conducted from September 12 to September 16, 2022. The site visit was undertaken by Mr. Lewis, in order to independently verify the geology, mineralogy, drilling programs and the QA/QC programs. A number of underground reject face samples were selected by the QP during the site visit, as check samples for independent assaying.

Prior to the site visit, the objectives of that site visit were discussed between Osisko Development's Vice President of Exploration, Maggie Layman, P.Geo. and William Lewis. Mr. Lewis visited the different areas of the property, with an emphasis on verifying the exploration/evaluation works completed to date, as well as obtaining a general overview of the current work at the Trixie test mine and conducting an inspection of the underground workings at the Trixie deposit, along with a visit to the surface drilling site. During the site visit, Mr. Lewis was accompanied by Ms. Layman and had the opportunity to meet the personnel responsible for the various areas of technical services (mining, metallurgy and process), exploration and underground geology as well as a number of contractors. Open and frank discussions were held regarding the exploration programs, sampling QA/QC procedures, mineral resource modelling and the parameters and procedures for the mineral resource estimate. Figure 12.1 is a photograph of the Trixie headframe showing the cage used to access underground via the shaft.

Tintic Project 139 April 25, 2024

Osisko Development Corp. Figure 12.1 Trixie Headframe showing the Cage to Access Underground Photograph taken during the 2022 Micon Site Visit. 12.2.1 QP Check Sampling, 2022 Site Visit A total of 29 underground reject face chip samples were selected for secondary assaying during the 2022 site visit with the results summarized in Table 12 . 1 . As expected where nuggety gold is involved, some of the lower grade and the higher - grade samples tend to show a poor reproducibility of assays . Of the 29 face chip samples selected by the QP for re - assay, 25 samples returned a similar or a higher gold grade than the original gold assay . Of the 4 samples that returneda lower gold assay, only one was significantly lower . While total reproducibility of the gold assays is not achievable at the Trixie deposit, the check assays clearly demonstrated the presence of potentially economic gold mineralization within the deposit . The silver assays of the 29 check samples showed generally similar results to the gold assays . In the case of silver, there were 8 samples ( 1 significantly) in which the check assay was lower than the original assay . For the other 21 samples the check sample assayed higher for silver . Thus, there is limited reproducibility of both gold and silver assays and this needs to be carefully considered when conducting and validating a mineral resource estimate . Tintic Project 140 April 25, 2024

Osisko Development Corp. Table 12.1 Underground Reject Face Chip Samples Selected for Secondary Assaying during the 2022 Site Visit Tintic Project 141 April 25, 2024 Comparison Original Versus Check Samples Secondary Check Mine Face Chip Sample Results Original Mine Face Chip Sample Results Sample Length Sample Date Sample ID Sample Site ID Ag (%) Au (%) Ag (ounces/ton) Au (ounces/ton) Ag (ppm/grams per ton) Au (ppm/grams per ton) Ag (ounces/ton) Au (ounces/ton) Ag (ppm/grams per ton) Au (ppm/grams per ton) Length (ft) Depth_To (ft) Depth_From (ft) 94.70 118.62 22.93 64.02 788 2,200 21.71 75.94 746.22 2,609.65 2.0 3.5 1.5 2022 - 01 - 01 F73802 738 0.02 11.50 0.73 0.44 25 14.95 0.00 0.05 0.01 1.72 2.4 2.4 0.0 2022 - 01 - 10 F75001 750 92.27 107.31 17.98 9.60 618 330 16.59 10.30 570.24 354.13 1.2 10.4 9.2 2022 - 01 - 13 B75309 753 0.06 0.10 0.23 0.14 8 4.92 0.00 0.00 0.01 0.01 2.0 97.0 95.0 2022 - 01 - 18 R76303 763 0.05 574.30 0.29 0.09 10 3.11 0.00 0.52 0.01 17.86 2.0 99.0 97.0 2022 - 01 - 18 R76404 764 117.99 87.74 8.47 0.27 291 9.41 9.99 0.24 343.34 8.26 1.5 9.4 7.9 2022 - 01 - 23 F77306 773 96.98 91.39 1.51 1.29 52 44.3 1.47 1.18 50.43 40.49 1.5 1.5 0.0 2022 - 01 - 30 F78201 782 90.60 60.18 115.52 55.29 3,970 1,900 104.66 33.27 3,596.74 1,143.35 2.0 2.8 0.8 2022 - 02 - 07 F78702 787 85.59 87.27 27.18 21.15 934 727 23.26 18.46 799.42 634.42 2.0 6.0 4.0 2022 - 02 - 09 R79203 792 105.38 36.73 2.07 0.16 71 5.41 2.18 0.06 74.82 1.99 2.2 4.7 2.5 2022 - 02 - 12 F79402 794 26.40 15.64 0.29 0.08 10 2.63 0.08 0.01 2.64 0.41 2.5 2.5 0.0 2022 - 02 - 23 F80701 807 80.24 76.24 89.62 21.65 3080 744 71.92 16.51 2,471.51 567.26 1.0 1.6 0.6 2022 - 04 - 22 F87802 878 97.87 116.68 130.65 134.44 4,490 4,620 127.87 156.86 4,394.48 5,390.78 2.3 3.3 1.0 2022 - 05 - 05 F89602 896 98.61 148.83 34.05 290.99 1,170 >10000 33.57 433.08 1,153.72 14,883.20 1.0 2.8 1.8 2022 - 05 - 14 F91302 913 14.22 5.59 0.38 1.34 13 45.9 0.05 0.07 1.85 2.57 2.0 2.0 0.0 2022 - 05 - 15 R91501 915 18,734.15 27.71 1.72 0.74 59 25.3 321.63 0.20 11,053.15 7.01 2.0 18.0 16.0 2022 - 05 - 15 R91609 916 144.84 20.78 5.59 4.99 192 171.5 8.09 1.04 278.09 35.63 1.6 2.6 1.0 2022 - 05 - 29 F94802 948 101.65 93.36 23.60 3.55 811 122 23.99 3.31 824.38 113.90 0.9 3.1 2.2 2022 - 07 - 02 F101402 1014 93.42 26.33 0.23 0.17 8 5.99 0.22 0.05 7.47 1.58 1.4 2.7 1.3 2022 - 07 - 04 F101703 1017 67.19 0.89 0.15 0.23 5 7.74 0.10 0.00 3.36 0.07 1.8 7.0 5.2 2022 - 07 - 16 F103805 1038 89.39 99.59 12.69 31.43 436 1,080 11.34 31.30 389.75 1,075.52 1.0 1.0 0.0 2022 - 07 - 23 F106601 1066 89.24 63.89 8.29 14.49 285 498 7.40 9.26 254.34 318.19 1.0 3.0 2.0 2022 - 07 - 24 F106802 1068 81.00 92.02 19.00 150.44 653 5,170 15.39 138.43 528.90 4,757.42 4.0 4.0 0.0 2022 - 08 - 16 F111001 1110 110.95 114.46 59.36 73.04 2,040 2,510 65.86 83.60 2,263.41 2,873.05 2.7 2.7 0.0 2022 - 08 - 17 F111401 1114 47.39 8.85 0.35 0.47 12 16.25 0.17 0.04 5.69 1.44 1.5 7.5 6.0 2022 - 08 - 20 R112003 1120 116.69 0.01 1.16 1.22 40 41.9 1.36 0.00 46.68 0.01 1.2 5.2 4.0 2022 - 08 - 28 F114502 1145 134.61 2.42 0.44 0.91 15 31.2 0.59 0.02 20.19 0.75 1.6 4.4 2.8 2022 - 09 - 03 F116003 1160 112.21 100.54 173.72 150.44 5,970 5,170 194.93 151.25 6,698.97 5,197.77 2.0 2.0 0.0 2022 - 09 - 03 G116301 1163 77.19 89.37 1.95 22.20 67 763 1.50 19.84 51.71 681.89 1.6 2.8 1.2 2022 - 09 - 07 F117602 1176 1.8 Average Reject Face Chip Samples selected for secondary sampling. No UG drilling samples available. 1 ppm = 1 gram/ton. Troy ounces = ppm/34.366.

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The variability in the gold and silver grades is considered to be due to the presence of native gold and silver or to the mineralogy of the samples. Both historical work and recent work indicate that care must be taken when reporting and relying on specific assay grades. Further work is needed to identify the specific minerals, mineral combinations or geological conditions that affect the reproducibility of the sample grades. Further investigation of high-grade assays also needs to be undertaken, by conducting screen metallic assays to determine the percentage of fine to course grained gold and silver contained in the higher-grade samples.

12.3 2024 Site Visit

A site visit was conducted from February 5 to February 8, 2024. The site visit was again undertaken by Mr. Lewis, in order to independently verify the exploration, drilling and the QA/QC programs undertaken since the previous site visit was conducted in September, 2022. During the 2022 site visit a number of underground reject face samples were selected by the QP as check samples for independent assaying. Since the 2022 site visit check sampling confirmed the nature and tenure of the mineralization at the Trixie Test mine, no further check samples were taken during the 2024 site visit.

Prior to the 2023 site visit, the objectives of that site visit were discussed between Osisko Development's Vice President of Exploration, Maggie Layman, P.Geo. and William Lewis. Mr. Lewis visited the different areas of the property, with an emphasis on verifying the underground exploration/evaluation works completed since the 2022 site visit. The underground site visit included a visit to the drill, a number of mineralized headings where the various zones were exposed, an exploration cross-cut and the investors stope. During the site visit, Mr. Lewis was accompanied by Ms. Layman and had the opportunity to meet the personnel responsible for the various areas of technical services (geology, mining, metallurgy and process), as well as a number of underground drilling contractors. A visit was conducted to the core facility to review a number of the drill holes that were completed since the initial site visit was conducted. Open and frank discussions were held regarding the exploration programs, sampling QA/QC procedures, mineral resource modelling and the parameters and procedures for the mineral resource estimate.

During the February, 2024 site visit the underground workings were accessed via the completed decline, which had been in progress during the previous site visit in September, 2022 and was completed during 2023. The decline allows for improved access to the Trixie Test mine and provides secondary access to the workings.

Figure 12.2 shows the drill setup on CHQ 1683 which was the first stop on the decline going into the Trixie Test mine while on the site visit. The drilling was in progress at the time but had not yet reached the mineralization.

Figure 12.3 is a view of the 45 Fault Zone. This partly mineralized fault zone was unknown at the time of the 2022 site visit and has been incorporated into the mineral resource estimate for the first time, as a separate mineralized zone for the current resource estimate.

Figure 12.4 is a view of Exploration Cross-Cut 3 which was one of the cross-cuts driven across the mineralized zones in 2023 to define the nature and extent of the mineralization across the mineralized zones previously defined by drilling and mining.

Tintic Project 142 April 25, 2024

Osisko Development Corp. Figure 12.5 is a view of the entrance to the underground decline upon returning at the end of the underground portion of the site visit. Figure 12.2 Underground Drill Setup on Drill Hole CHQ 1683 Photograph taken during 2024 Micon QP Site Visit. Figure 12.3 Mineralized 45 Fault Zone Photograph taken during 2024 Micon QP Site Visit. 143 Tintic Project April 25, 2024

Osisko Development Corp. Figure 12.4 Exploration Cross - Cut 3 Photograph taken during 2024 Micon QP Site Visit. Figure 12.5 Returning to Surface the Underground Decline Photograph taken during 2024 Micon QP Site Visit. 144 Tintic Project April 25, 2024

Osisko Development Corp. 12.4 QP C OMMENTS The presence of grade variability is not a hindrance to producing a reliable resource estimate for a mineral deposit . The first step is to recognize the variability and then to apply appropriate procedures and methodologies to minimize any over estimation of the resource grade . Micon’s QP believes that despite the demonstrated grade variability within the Trixie deposit, Osisko Development has used appropriate procedures within its estimation methodology to limit over estimation of the grade and consequently skewing the metal content within the deposit . While the poor reproducibility of assays clearly indicates the variability of the grade within the mineral zones that comprise the Trixie deposit, Micon’s QPs believe that the database generated for the Trixie deposit is adequate for use as the basis of a mineral resource estimate . The database is also sufficiently reliable to be used as the basis for further work and upon which to conduct further economic studies . 145 Tintic Project April 25, 2024

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 MINERAL PROCESSING AND METALLURGICAL TESTING

This section summarizes the results of metallurgical bench and pilot scale testing on samples obtained from the Trixie test mine. Estimates of precious metal recoveries and reagent consumptions are included.

The metallurgical testing was undertaken by Kappes, Cassiday & Associates (KCA), Reno, Nevada for TCM.

The Qualified Person (QP) for this section of the report is Richard Gowans, P.Eng., Principal Metallurgist of Micon. The QP was not involved with the selection of the metallurgical samples or the management of work completed by KCA. In preparing this section of the report, the QP has reviewed the following metallurgical test reports:

- Kappes, Cassiday & Associates, Trixie Project, T2 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, July, 2022.
- Kappes, Cassiday & Associates, Trixie Project, T4 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, October, 2022.

13.2 SAMPLE PROVENANCE

Two bulk metallurgical composite samples were selected and prepared by Osisko Development from mineralization obtained during the exploratory test mining performed in 2021 and early 2022.

The first bulk composite was prepared using laboratory high grade coarse reject samples over an 8-month period from April to December, 2021. This sample was titled "T2 Soil Sample" although it contained both T2 and T4 type mineralization. This 477.5 kg sample was reported by Osisko Development to be representative of a T2/T4 high grade run-of-mine (ROM) material leached in the TCM pilot vat leach facility (VLF) during 2021 and 2022.

The second composite sample was prepared using four sample increments at various mine accessible points of the T4 structure. This 171 kg sample was labelled "T4 Soil Sample" and is roughly representative of the bulk T4 structure at the 625 level.

The QP considers that the composite samples are reasonably representative of the T2 and T4 structure mineralization that occurs in the area of interest.

13.3 METALLURGICAL TESTING

The metallurgical testing program using the two composite samples included the following primary testwork:

- Multi-element analysis of the samples.
- Diagnostic leaching.
- Gold deportment mineralogy (AMTEL).

Tintic Project 146 April 25, 2024

Osisko Development Corp.  Bulk mineralogy (FLSmidth).  Bottle roll leach testing at various particle sizes.  Gravity separations tests.  Comminution testwork (Hazen Research). The gravity separation amenability tests were not performed for the T 4 sample . 13.3.1 Metallurgical Sample Characterization Average gold and silver analyses for the two composite samples are included in Table 13 . 1 . There was very little variation between the duplicate gold fire assays for the T 2 sample ( 63 . 3 g/t and 64 . 8 - g/t) . The T 4 samples, on the other hand, showed more variation between the duplicate gold head assays ( 6 . 2 g/t and 11 . 3 g/t) . Table 13.1 Metallurgical Composite Sample Average Head Gold and Silver Analyses 147 Tintic Project April 25, 2024 Average Head Assays Sample Description Ag (g/t) Au (g/t) 101.52 64.06 88643 A - T2 Soil Sample 14.49 8.75 88665 A - T4 Soil Sample Multi - element analyses of the two composite head samples are presented in Table 13 . 2 and the whole rock analysis in Table 13 . 3 . These tables present the results for two replicate samples of T 2 , but only a single sample of T 4 . Table 13.2 Metallurgical Composite Selected Multi - Element Analyses T4 Sample T2 Sample B T2 Sample A Units Element/Compound 29 179 173 mg/kg As 54 165 164 mg/kg Bi 0.19 0.08 0.1 % C (total) 0.16 0.07 0.09 % C (organic) 0.04 0.01 0.01 % C (inorganic) <1 3 2 mg/kg Cd 2 4 3 mg/kg Co 214 173 116 mg/kg Cr 74 731 745 mg/kg Cu (total) 45 341 390 mg/kg Cu (cyanide soluble) 1 0.4 0.62 0.64 % Fe 2.25 2.86 2.88 mg/kg Hg 7.5 6 6 mg/kg Mo 12 12 6 mg/kg Ni 120 538 535 mg/kg Pb 0.24 0.52 0.53 % S (total) 0.03 0.14 0.17 % S (sulphide)

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Element/Compound	Units	T2 Sample A	T2 Sample B	T4 Sample
$S_{(sulphate)}$	%	0.36	0.38	0.21
Sb	mg/kg	132	141	38
Se	mg/kg	5	5	<5
Sr	mg/kg	228	220	143
Te	mg/kg	179	187	24
V	mg/kg	8	8	6
W	mg/kg	<10	<10	18
Zn	mg/kg	92	104	12

[1] Average assay from cyanide shake tests.

Table 13.3
Metallurgical Composite Whole Rock Analyses

Compound	T2 Sample A (%)	T2 Sample B (%)	T4 Sample (%)
SiO_2	95.07	92.07	96.35
Al_2O_3	1.57	1.54	0.77
Fe_2O_3	0.85	0.92	0.65
CaO	0.46	0.43	0.37
MgO	0.07	0.05	0.08
Na_2O	0.05	0.04	0.11
K_2O	0.27	0.27	0.20
TiO_2	0.16	0.15	0.13
MnO	0.03	0.03	0.01
SrO	0.03	0.03	0.02
BaO	1.27	1.32	0.79
Cr_2O_3	0.03	0.04	0.05
P_2O_5	0.01	0.01	0.02
$LOI_{1090°C}$	1.83	1.86	1.25
SUM	**101.70**	**98.76**	**100.76**

Both samples are characterized by high silica content (92% to 96%) and low sulphide sulphur content, typically less than 0.2%. Copper in the T2 sample measured about 750 g/t but only about half of this is readily cyanide soluble.

Deleterious elements often encountered in gold mineral resources are present in low concentrations in both samples. Mercury is <3 ppm, selenium was analyzed at or below 5 ppm, and arsenic, on average, was 176 g/t for T2 and 29 g/t for the T4 sample. The T2, high grade structure sample did show relatively higher concentrations of these deleterious elements than the T4 material. As noted above, the sulphide sulphur content was relatively low and, therefore, it is unlikely that either sample will be acid generating.

Tintic Project 148 April 25, 2024

Osisko Development Corp. 2. Mineralogy 1. Sample Mineralogy Samples of pulverized T 2 and T 4 composites were submitted to FLSmidth Inc . in Midvale, Utah, for QEMSCAN analyses, which show the global mineralogy of the samples . A summary of these results, showing the 12 most abundant mineral phases, is presented in Table 13 . 4 . Table 13.4 Summary of QEMSCAN Results 149 Tintic Project April 25, 2024 Composite T4 Composite T2 Relative Abundance (%) Mineral Relative Abundance (%) Mineral 94.968 Quartz 93.611 Quartz 1.693 Pyrophyllite 2.025 Barite 1.403 Barite 1.147 Smectite/Kaolinite 0.723 Smectite/Kaolinite 1.013 Pyrophyllite 0.562 Carbonates 0.538 Carbonates 0.219 Other 0.431 Pyrite 0.086 Svanbergite 0.401 Tramp iron 0.076 Tramp iron 0.188 Other 0.069 Iron oxide 0.169 Svanbergite 0.064 Pyrite 0.134 Diaspore 0.055 Rutile/Ilmenite 0.056 Rutile/Ilmenite 0.036 Zircon 0.055 Zircon The main component of the two samples is quartz ( 94 - 96% ) and both contain minor barite, pyrophyllite, smectite/kaolinite clays, and carbonates . The T 2 sample contains a little more pyrite than the T 4 sample ( 0 . 4 % vs 0 . 06% ) . 13.3.2.2 Precious Metals Deportment KCA completed a diagnostic leach test for gold and silver deportment of the samples . This procedure identifies the mineral associations via wet - chemical analytical methods for gold and silver and provides an indication of potential methods for their extraction . The T 2 sample contained almost entirely ( 98 . 8% ) directly cyanide soluble gold with minor constituents associated with other minerals . Silver was 83 . 3 % cyanide soluble with more significant associations with other minerals . For the T 4 sample, 87 . 5 % of gold was directly cyanide soluble with significant gold associated (about 11% ) with copper - zinc sulphides and labile pyrite . Silver was 83 . 8 % cyanide soluble in the T 4 sample . The results for the two composite samples ground to 80 % passing 74 microns are shown in Table 13 . 5 .

Osisko Development Corp. Table 13.5 Summary of Diagnostic Leach Test Results 150 Tintic Project April 25, 2024 T4 Sample T2 Sample Mineral Associations Ag Extraction (%) Au Extraction (%) Ag Extraction (%) Au Extraction (%) 83.8 87.5 83.3 98.8 Direct cyanide soluble 2.8 1.1 9.1 0.6 Calcite, dolomite, galena, pyrrhotite, hematite 2.3 11.1 2.6 0.1 Cu - Zn sulphides, labile pyrite 1.0 0.3 0.8 0.4 Sphalerite, galena, labile sulphide, tetrahedrite 2.5 0.0 0.6 0.0 Pyrite, marcasite, arsenopyrite 7.6 0.1 3.6 0.1 Locked in gangue 100.0 100.0 100.0 100.0 Total The diagnostic leach test results are supported by the mineralogical gold deportment studies conducted by AMTEL, London, Ontario, Canada . The AMTEL study using the T 2 sample at a grind size of 80 % passing 150 microns showed that 99 % of gold was exposed and potentially cyanide soluble, with 21 % existing as free gold, 31 % associated with hessite (Ag 2 Te), 36 % associated with other tellurates and 12 % associated with other minerals . The study showed that 41 % of the gold grains present in the sample were > 38 µm and potentially amenable to gravity separation . A similar study for the T 4 material showed that 81 % of the gold was free gold with hessite and telluride associations of 7 % and 10% , respectively . Compared to T 2 , the T 4 gold was finer with 100 % of T 4 gold passing 75 µ (compared to 76 % for the T 2 sample) and 25%% of the gold was > 38 µm . 13.3.3 Bottle Roll Leach Tests Bottle roll leach tests were conducted to determine the potential for gold recovery from the two composite samples by direct cyanidation under a range of conditions . The kinetic 72 - hour leach tests investigated grind size, sodium cyanide concentration and dissolved oxygen (DO) . The bottle roll leach test results for sample T 2 are summarized in Table 13 . 6 . These tests explored a range of grind sizes from 80 % passing 1 mm to 75 µm, cyanide concentration range from 0 . 5 - 1 . 5 g/L, and the effect of pre - aeration . Gold and silver extractions increased with finer grind size with 99 % Au and 82 % Ag extraction after 72 hours at a grind of 80 % passing 75 µm and using 1 g/L NaCN concentration . The Au extraction did not improve with pre - aeration or higher cyanide solution concentration levels above 1 g/L, although silver extraction kinetics tended to improve with higher DO and cyanide concentration .

Osisko Development Corp. Table 13.6 Summary of T2 Direct Bottle Roll Leach Test Results 151 Tintic Project April 25, 2024 NaCN Consumption Extraction Calculated Head Pre - aeration Target DO mg/L Target NaCN, g/L Target P 80 Size, mm KCA Test Number kg/t Ag - 72h Au - 72h Ag g/t Au g/t 0.70 58% 89% 159 79.7 - 1.0 1.0 88644A 0.80 62% 94% 159 75.8 - 1.0 0.5 88644B 0.91 78% 98% 146 72.0 - 1.0 0.15 88644C 0.96 82% 99% 153 73.7 - 1.0 0.075 88644D 0.78 62% 98% 149 73.4 - 0.5 0.075 88650A 1.01 87% 99% 142 63.9 - 1.5 0.075 88650B 1.19 86% 99% 123 72.6 8 1.0 0.075 88663A 1.07 88% 99% 156 80.7 >14 1.0 0.075 88663B Bottle roll leach test results for sample T 4 are summarized in Table 13 . 7 . These tests explored a range of grind sizes from 80 % passing 1 mm to 75 µm, cyanide concentration range from 0 . 5 - 4 . 0 g/L, and the effect of pre - aeration . Gold and silver extractions increased with finer grind size although there was no improvement with grinding below 150 µm . Extractions after 72 hours at this grind size were 98 % for Au and 80 % for Ag when using 1 g/L NaCN concentration . The Au extraction tended not to improve with pre - aeration or higher cyanide solution concentration levels above 1 g/L, although silver extraction kinetics tended to improve with higher cyanide concentration but with no increase in DO . Table 13.7 Summary of T4 Direct Bottle Roll Leach Test Results NaCN Consumption Extraction Calculated Head Pre - aeration Target DO mg/L Target NaCN, g/L Target P 80 Size, mm KCA Test Number kg/t Ag - 72h Au - 72h Ag g/t Au g/t 0.13 71% 95% 20.3 8.02 - 1.0 1.0 88672A 0.15 75% 97% 20.2 8.43 - 1.0 0.5 88672B 0.20 80% 98% 20.7 8.07 - 1.0 0.15 88672C 0.42 73% 96% 20.5 8.06 - 1.0 0.075 88673A 0.88 78% 97% 20.9 7.99 - 0.5 0.075 88672D 0.58 82% 98% 21.9 8.59 - 1.5 0.075 88673B 1.34 84% 97% 21.0 7.43 - 3.0 0.075 88677A 1.30 82% 98% 18.1 6.95 - 4.0 0.075 88677B 0.31 80% 98% 16.6 7.69 8 1.5 0.075 88674A 0.29 81% 98% 17.1 7.70 >14 1.5 0.075 88674B 13.3.4 Gravity Separation Tests Gravity separation tests were completed using sample T 2 at four grind sizes, 80 % passing 1 mm, 0 . 5 mm, 0 . 15 mm and 0 . 075 mm . The primary gravity concentration step used a Knelson centrifugal gravity concentrator, the concentrate from which was cleaned using a shaking table . A sample of each test

Osisko Development Corp. gravity tailings was cyanide leach for 72 hours. A summary of the gravity and gravity tailings leach test results is presented in Table 13.8 . Table 13.8 Summary of T2 Gravity and Gravity Tails Leach Test Results 152 Tintic Project April 25, 2024 Total Recovery Gravity Tails Gravity Recovery Gravity Conc. Grade Gravity Conc. Wt% Target P 80 Size, mm Leach Extraction Ag% Au% Ag% Au% Ag% Au% Ag g/t Au g/t 74% 95% 67% 92% 22.2% 35.5% 5,576 5,574 0.4 1.0 75% 98% 73% 97% 8.6% 39.9% 2,075 6,313 0.4 0.5 85% 99% 82% 98% 19.2% 38.6% 3,160 3,808 0.6 0.15 85% 99% 83% 98% 11.5% 33.9% 2,762 4,892 0.4 0.075 Gravity separation testing showed, as expected by the minerology, approximately 40 % gravity gold recoverable and 20 % or less recovery of silver . The combined gravity plus gravity tailings leach recoveries were similar to the direct leach results . 13.3.5 Comminution Tests A portion of as - received head material for the two composite samples, along with a portion of previously screened head material of T 2 only ( - 19 mm + 12 . 5 mm) was submitted to Hazen Research for comminution testing . Testwork was completed to provide a Bond Ball Mill Work index for both samples and an abrasion index for T 2 ( Table 13 . 9 ) . Table 13.9 Summary of Comminution Test Results T4 Composite T2 ( - 19 mm +12.5 mm) T2 Composite Test Description 19.0 18.2 Bond Ball Mill Work Index (kWh/t) 0.6753 Abrasion Index (g) The comminution test results suggest that the T 2 and T 4 composite samples are relatively hard and that the T 2 composite is very abrasive . 13.3.6 Additional Testwork In addition to the metallurgical/mineralogical work outlined above, Osisko Development reports that testwork was completed by Patterson Cooke to determine the dewatering behaviour of leach tailings samples . This program of work included, thickener settling rates, filtration rates, and Proctor compaction tests . Osisko Development also reported that testwork to support engineering of a cyanide destruction system was completed by Forte Dynamics . Osisko Development reports that around 70 to 75 % gold recovery was achieved by the pilot scale operation of the vat leach facility using crushed mineralization . This reported recovery is allegedly supported by regular internal bottle roll test results using crushed and ground vat feed samples over

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one year of test mining, which typically showed about 83% gold extraction at a top size of 5mm. Micon was not provided with test reports to verify this work.

13.4 Notes Regarding Metallurgical Laboratory Certifications

All the metallurgical testwork reported in this section was conducted and organized by KCA with some aspects subcontracted to FL Smidth and Amtel. KCA is not ISO accredited.

Assays for the testwork undertaken by KCA were carried out by Florin Analytical Services (FAS), part of the KCA group, which operates as an independent commercial analytical laboratory. FAS participates in round robin analyses within several professional organizations, including:

- American Society of Testing Material (ASTM) bullion by cupellation Round Robin Program.
- Society of Mineral Analysts Proficiency Studies.
- Geostats Survey of International Laboratories.

13.5 Conclusions and Recommendations

The composite samples selected by Osisko to represent typical T2 and T4 structure mineralization were amenable to agitation cyanide leaching. Scoping level bottle roll leaching tests suggested that very high gold extractions (98-99%) could be achieved under typical design conditions. Corresponding silver extractions of around 80% to 88% would be expected.

It is recommended that the following program of additional testing be undertaken during the next stage of project development:

- Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs.
- Comparative testwork and techno-economic study to compare heap, VAT and agitation leaching technologies.
- Geochemical characterization testwork on representative feed and residue samples.
- Appropriate additional comminution testing depending on the most likely process flowsheet.
- Variability testwork.

Tintic Project 153 April 25, 2024

Osisko Development Corp. 1. MINERAL RESOURCE ESTIMATES 2. I NTRODUCTION The Mineral Resource Estimate (the “ 2024 Trixie MRE”) for the Trixie test mine (the “ 2024 Trixie MRE”), was conducted in February and March, 2024 and comprises resources for the Trixie deposit in the East Tintic district . The estimate was prepared, using all available information, by Daniel Downton, P . Geo . , of Osisko Development, and reviewed and validated by William Lewis, P . Geo . , and Alan S J San Martin, AusIMM(CP) of Micon who are independent QPs, as that term is defined in NI 43 - 101 . This section describes the development of the resource estimate, including methods used and key assumptions considered during the estimation process . 2. CIM R ESOURCE D EFINITIONS AND C LASSIFICATIONS All resources and reserves presented in a Technical Report must follow the current CIM Definitions and Standards for mineral resources and reserves or a similar standard, such as the Australasian JORC Code . The latest edition of the CIM Definitions and Standards was adopted by the CIM council on May 10 , 2014 , and includes the following resource definitions : “Mineral Resources are sub - divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories . An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource . An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource . ” “A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction . ” “The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling . ” “Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals . ” “The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors . ” “Inferred Mineral Resource” “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling . Geological evidence is sufficient to imply but not verify geological and grade or quality continuity . ” 154 Tintic Project April 25, 2024

Osisko Development Corp. “An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration . ” “An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes . Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre - Feasibility or Feasibility Studies, or in the Life - of - mine plans and cash flow models of developed mines . Inferred Mineral Resources can only be used in economic studies as provided under NI 43 - 101 . ” “Indicated Mineral Resource” “An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit . ” “Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation . ” “An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve . ” “Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization . The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project . An Indicated Mineral Resource estimate is of sufficient quality to support a Pre - Feasibility Study which can serve as the basis for major development decisions . ” “Measured Mineral Resource” “A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit . ” “Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation . A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource . It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve . ” “Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential 155 Tintic Project April 25, 2024

Osisko Development Corp. economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.” 3. CIM E STIMATION OF M INERAL R ESOURCES B EST P RACTICES G UIDELINES When reviewing and validating Osisko Development’s mineral resource estimate for the Trixie deposit, Micon’s QPs have used the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines which were adopted by the CIM Council on November 29 , 2019 . 4. M ETHODOLOGY The 2024 Trixie MRE discussed herein covers the Trixie deposit . The mineral resource area for the deposit covers a strike length of approximately 440 m down to a vertical depth of approximately 340 m below surface . The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v . 2023 . 1 (LeapFrog) . Wireframe modelling included the construction of six mineralized domains constrained to the extents of the regional - scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation (see Section 7 . 0 ) . Geostatistical analyses were carried out using Datamine Snowden Supervisor v . 8 . 15 . 0 . 3 (Supervisor) . The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM Pro v . 2 . 0 . 66 . 0 (Datamine) . Resource - level potentially mineable underground shapes were created using Deswik CAD v . 2023 . 2 . 762 Shape Optimizer module (Deswik . SO v . 5 . 0 . 3792 ) . The main steps in the methodology were as follows:  Compile and validate the diamond drill hole, RC drill hole, and chip sample databases used for mineral resource estimation.  Validate the geological model and interpretation of the mineralized domains, based on lithological and structural information, underground mapping, and metal content.  Validate the drill hole and chip sample databases, compositing database and capping values, for the purpose of geostatistical analysis, and perform variography.  Validate the block model and grade interpolation .  Validate the criteria for mineral resource classification .  Assess the mineral resources with “reasonable prospects for eventual economic extraction” by selecting appropriate cut - off grades and producing reasonable “resource - level” optimized underground potentially mineable shapes .  Generate a Mineral Resource Estimate statement .  Assess and identify the factors that could affect the mineral resource estimate. Since the block model is presented in units of measurement used in the USA, short tons needed to be converted to metric tonnes during the evaluation process . The conversion used is 1 . 0 tonne is equal to 1 . 10231 tons or 1 . 0 ton is equal to 0 . 90718 tonnes . 156 Tintic Project April 25, 2024

Osisko Development Corp. 14.5 R ESOURCE D ATABASE The close - out date for the Trixie deposit 2024 Trixie MRE database is February 13 , 2024 . The database consists of 161 validated diamond drill holes, totalling 9 , 305 . 51 m of core and including 8 , 373 sample intervals . The database also includes 22 validated RC drill holes, totalling 3 , 447 . 29 m of RC drilling and including 2 , 430 sample intervals, and 1 , 387 underground chip sample strings comprising 6 , 191 sample intervals assayed for gold (Au) and silver (Ag), ( Figure 14 . 1 ) . The database includes validated location, survey and assay results . It also includes lithological descriptions taken from drill core logs . The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging from 1 . 5 to 50 m . In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling . Figure 14.1 Plan View (left) and Orthogonal View Looking Northwest (right) of the Trixie Drill Hole and Chip Sample Database Figure supplied by Osisko Development. 14.6 G EOLOGICAL M ODEL Using the data acquired since the previously reported resources dated January 2023 , the Osisko Development geological team prepared updates and improvements to the geological model of the Trixie deposit in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by February 13 , 2024 . 157 Tintic Project April 25, 2024

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A total of 6 mineralized domains were modelled (Figure 14.2). Each domain was restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids. The current modelled dimensions of the mineralization cover a strike length of 530 m, a maximum width of 105 m, and to a maximum depth of 195 m.

A north-south trending, sub-vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes (R4 Fault). Though the full extent of the structure is as yet unknown, it is currently inferred to project through the entirety of the model. As underground mapping indicates minor offset of the T2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation. The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains.

The structurally controlled and historically exploited 75-85 domain consists of a discrete steeply west-dipping polymetallic silica-sulphide cemented breccia zone developed within a historically described fissure fault. Current data suggest that the 75-85 structure crosscuts and truncates both the T2 structural and T4 stockwork domains. A discrete splay mapped at the 625 level was modelled along the hanging wall of the main 75-85 structure and is statistically treated as part of the domain. The ~530 m strike-length of the domain in the current MRE extends from a northern limit at the southern extents of the historic 756 stope to within ~15-45 m (~50-150 ft) of the projected intersection of the structure with the Eureka Lilly Fault.

Figure 14.2
Vertical Section View of the Trixie Geological and Resource Domain Wireframes Looking North


6000 Elev
5750 Elev
5500 Elev
5250 Elev
5000 Elev
21250 E
21500 E
21750 E
22000 E
22250 E

Figure supplied by Osisko Development.

Tintic Project 158 April 25, 2024

Osisko Development Corp. The structurally controlled T 2 domain is a discrete subvertical vein and breccia zone, dipping to the east and characterized by polymetallic gold and silver - rich telluride - bearing mineralization with quartz - barite gangue . The extent of the current T 2 model covers a 485 m (~ 1 , 600 ft) strike length and a down - dip distance of approximately 150 m ( 490 ft) sub - vertical . The T 2 domain is constrained in the footwall of the 75 - 85 domain . The T 3 domain consists of mineralization localized in a discrete steeply east - dipping fissure vein breccia with measurable but limited down - dip and along strike extents, constrained within the hanging wall of the 75 - 85 domain and characterized by polymetallic gold and silver rich mineralization with quartz - barite and sulphide gangue . The extent of the current T 3 model covers a 170 m (~ 555 ft) strike length and a down - dip distance of approximately 40 m ( 130 ft) . The T 4 domain consists of a broad enveloping zone surrounding multiple discrete quartz - barite stockwork and fissure veining structures and structural zones developed around and similar to the discrete T 2 structure and in the foot wall of the 75 - 85 zone . Stockwork veining is often accompanied by tellurides and dark sulphosalt inclusions comprising less than 0 . 5 % of vein mass but typically related to elevated gold grades . Localized elevated gold grades within the T 4 domain are also associated with semi - continuous, smaller - scale T 2 - like fissure veins that are sometimes difficult to trace . Thirteen discrete structure zones were interpreted and modelled within the T 4 to help inform the local anisotropy for its estimation . The T 4 domain is further divided into upper and lower sub - domains separated by the 40 Fault for hard boundary estimation . Limited data have been collected in the area surrounding the T 2 structure in the western fault block and, therefore, the T 4 was not developed for it . The dimensions of the currently modelled T 4 domain extend to the full dimensions of the complete mineralization model except that the strike is constrained to 480 m (~ 1 , 575 ft) in the western fault block . The Wild Cat domain is one of the discrete stockwork zones modelled within the T 4 with a steep to moderate easterly dip . This zone has one of the highest levels of confidence among the geology team in its interpretation and continuity due to the amount of test mining both along strike and in crosscuts . It was deemed reasonable for use in the resource estimate as a constraining structural domain . The extent of the current Wild Cat model cover a 220 m (~ 720 ft) strike length and a down - dip distance of an average 26 m ( 85 ft) . The Wild Cat domain is constrained up dip along the footwall of the 40 Fault . The 40 Fault domain is a fault breccia zone containing gold and silver bearing mineralization and is located crosscutting through the T 4 area . It generally strikes north and dips on average 40 degrees to the east . Underground mapping suggests that the 40 Fault is a hard boundary for the discrete mineralized structures within the T 4 domain . The extent of the current 40 Fault domain covers a 230 m (~ 750 ft) strike length and a down - dip distance of approximately 80 m ( 260 ft), or approximately 55 m ( 180 ft) vertical . The main improvements made between the January, 2023 and the March, 2024 resource domains are the modelling of the discrete 40 fault and Wild Cat domains and the incorporation of the T 1 domain into the T 4 domain . 159 Tintic Project April 25, 2024

Osisko Development Corp. 7. G EOSTATISTICAL A NALYSIS 1. Compositing For each domain, the assay data were flagged and analyzed to determine an appropriate composite length to minimize any bias introduced by variable sample lengths . Most of the analytical samples were collected at lengths of between 0 . 15 and 1 . 83 m . A modal composite length of approximately 1 . 22 m was applied to all domains, generating composites as close to 1 . 22 m as possible, while creating residual intervals with a minimum of 0 . 06 m in length . Composites were derived from raw values within the modelled resource domains . 2. High Grade Capping The impact of high - grade outliers on composite data was examined using log histograms and log probability plots . Cumulative metal and mean and variance plots were analyzed for the impact of high - grade capping . Threshold indicator grades were coded and analyzed to determine spatial continuity of the high grades . The indicator variograms suggest that high - grade continuity decreases with increasing grade thresholds . Upon statistical and spatial review of the composite data, the QPs are of the opinion that capping is required in order to restrict the influence of high - grade outlier assays at varying ranges . Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for the gold and silver grades at the Trixie deposit . The top capping thresholds were selected based on the probability plots and vary from 50 . 0 g/t to 1 , 600 . 0 g/t Au and 300 . 0 g/t to 2 , 300 . 0 g/t Ag . These top capping grades are summarized in Table 14 . 1 . Table 14.1 Top Capping Grades for Gold and Silver 160 Tintic Project April 25, 2024 Ag Top Capping (g/t) Au Top Capping (g/t) Domain 300.0 50.0 T4 2,300.0 1,600.0 T2 300.0 50.0 T3 300.0 50.0 Wild Cat 300.0 50.0 40 Fault 600.0 90.0 75 - 85 Table supplied by Osisko Development. The maximum range for high - grade continuity was established using the indicator variograms, which suggest a loss of continuity after 3 . 0 m to 9 . 0 m, depending on the mineralized domain . A range of 7 . 6 m was selected and applied to all zones, as a general average search range for the first top capping level . During analysis of the log probability plots, secondary capping thresholds were observed and determined for the multiple capping parameter . The secondary capping was applied to the composites when search ranges exceeded 7 . 6 m . Continuity of the secondary capping was confirmed using

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indicator variograms. The secondary capping values are presented with the other estimation parameters in Table 14.5.

Gold and silver statistics for the raw assay data, composites, and capped composites are presented in Table 14.2. As evidenced by the increased Au grade from raw to composite samples in the T3 domain, high grades have some smearing during compositing. However, this domain has a small volume and sample population, and any smearing is considered immaterial to the final resource estimate.

14.7.3 Density

TCM's density databases contain 512 measurements taken on samples across multiple geologic domains. Table 14.3 provides a breakdown of bulk density measurements of the mineralized domains.

Average bulk density values in the mineralized domains were assigned to the T4 (2.618 t/m³), T2 (2.955 t/m³), T3 (2.638 t/m³), Wild Cat and 40 Fault (2.621 t/m³), and 75-85 (2.617 t/m³) domains.

A density of 0.00 t/m³ was assigned to the underground voids from all past mining activities.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

Table 14.2
Sample Statistics for Gold and Silver for Raw Samples, Capped Composites and Uncapped Composites

Gold							
	Domain	Nsamples	Minimum	Maximum	Average Au g/t	Variance	CoV
Raw Data	T4	10,392	0.000	6,450.00	3.68	7,577.55	23.69
	T2	2,100	0.003	16,381.81	207.55	789,360.92	4.28
	T3	130	0.005	4,080.00	45.34	130,703.09	7.97
	Wild Cat	236	0.000	154.82	9.01	496.62	2.47
	40 Fault	180	0.005	165.50	9.02	562.90	2.63
	75-85	589	0.003	5,197.77	27.47	57,094.52	8.70
Composites	T4	9,279	0.000	6,450.00	3.23	8,147.76	27.97
	T2	1,073	0.005	6,852.95	178.85	295,392.04	3.04
	T3	57	0.011	4,080.00	92.40	292,575.00	5.85
	Wild Cat	144	0.020	81.91	7.25	199.16	1.95
	40 Fault	148	0.005	155.17	7.54	356.23	2.50
	75-85	449	0.005	5,197.77	25.97	63,399.99	9.70
Capped Composites	T4	9,279	0.000	50.00	0.92	22.42	5.13
	T2	1,073	0.005	1,600.00	145.51	104,495.69	2.22
	T3	57	0.011	50.00	8.48	201.56	1.68
	Wild Cat	144	0.020	50.00	6.69	134.45	1.73
	40 Fault	148	0.005	50.00	6.13	117.66	1.77
	75-85	449	0.005	90.00	9.53	410.36	2.13

Tintic Project 161 April 25, 2024

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Silver								
	Domain	Nsamples	Minimum	Maximum	Average Ag g/t	Variance	CoV
Raw Data	T4	10,389	0.000	11,053.15	14.62	20,532.08	9.80
	T2	2,098	0.003	23,200.00	208.60	700,743.92	4.01
	T3	130	0.005	6,273.17	214.83	419,053.56	3.01
	Wild Cat	236	0.000	1,679.54	46.37	20,054.95	3.05
	40 Fault	180	0.000	691.00	49.90	7,620.75	1.75
	75-85	589	0.005	6,698.97	98.74	145,153.63	3.86
Composites	T4	9,276	0.000	5,542.59	11.52	10,132.19	8.74
	T2	1,070	0.003	8,190.00	180.54	253,018.21	2.79
	T3	57	0.005	2,090.00	206.56	167,499.89	1.98
	Wild Cat	144	0.000	847.97	39.55	8,054.75	2.27
	40 Fault	148	0.000	527.11	41.75	5,207.65	1.73
	75-85	449	0.005	6,698.97	90.37	142,983.14	4.18
Capped Composites	T4	9,276	0.000	300.00	8.54	933.03	3.58
	T2	1,070	0.003	2,300.00	165.53	140,186.64	2.26
	T3	57	0.005	300.00	111.37	10,988.15	0.94
	Wild Cat	144	0.000	300.00	34.40	3,001.87	1.59
	40 Fault	148	0.000	300.00	39.78	3,822.47	1.55
	75-85	449	0.005	600.00	63.23	12,099.59	1.74

Table supplied by Osisko Development.

Table 14.3
Bulk Density Values Used for the Mineralized Domains of the Trixie Deposit

Domain	Nsamples	Density (t/m³)
T4	330	2.618
T2	164	2.955
T3*	10	2.638
Wild Cat**	156	2.621
40 Fault**	156	2.621
75-85***	184	2.617

Table Notes:

T4 is made up of the original T1 and T4 areas as designated by the TCM geology team in 2021.

* T3 has no direct measurements. CT (western quartzite) and 75-85 measurements used as these are the host domains for T3.

** Wild Cat and 40 Fault domains are within the original T4 (East of T2) area. All original T4 measurements are used.

*** 75-85 has only 2 direct measurements. These 2 and the measurements from the surrounding domains CT (western Quartzite) and T1 (west of T2) were used.

Table supplied by Osisko Development.

Tintic Project 162 April 25, 2024

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14.7.4 Variogram Analysis

The spatial distribution of gold and silver was evaluated through variogram analysis for each mineralized domain. Spherical variograms were modelled for each domain.

All variogram analyses and modelling were performed in "Supervisor". Primary directions and orientations of the variograms were observed in the data and visually in 3D space. These orientations were then examined statistically within the software package to ensure that they represented the best possible fit of the geology and grade continuity.

Table 14.4 summarizes the modelled variograms and Figure 14.3 provides an example of the variogram models used in the mineral resource estimation for the T2 domain.

14.7.5 Search Ellipse Parameters

For all domains, the 3D directional-specific search ellipses were guided by the local orientation of the mineralized structures for an anisotropic search. The search radii were influenced and determined by both the grade and indicator variograms. The third direction of the search radii was primarily influenced by the average widths of mineralization observed in the underground mapping.

Grade distributions, sample spacing and kriging neighbourhood analyses (KNA) were used to help guide the number of composites to use for the grade interpolations.

Search neighbourhoods used different capping levels, as determined through the threshold analyses from Section 14.7.2.

Search ellipse and estimation parameters are presented in Table 14.5.

Tintic Project 163 April 25, 2024

Tintic Project 164 April 25, 2024

Table 14.4
Variogram Models for Gold and Silver for each Mineralized Domain

Au Variograms		Rotation Angles				Structure 1 Range (m)				Structure 2 Range (m)			
Domain	Nugget	Dip Direction (Z)	Dip (X)	Plunge (Y)	Type	Sil	Strike	Dip	Vertical	Sil	Strike	Dip	Vertical
T4	0.20	80	75	170	Spherical	0.48	3.96	6.10	2.44	0.32	12.19	12.19	9.14
T2	0.50	80	90	170	Spherical	0.18	7.01	9.75	1.52	0.32	16.76	10.67	3.05
T3	0.05	0	0	0	Spherical	0.62	3.66	3.66	3.66	0.33	16.76	16.76	16.76
Wild Cat	0.20	90	70	170	Spherical	0.58	8.53	7.01	3.05	0.22	13.72	9.14	4.57
40 Fault	0.10	90	40	-160	Spherical	0.68	10.67	11.89	8.84	0.22	18.29	13.72	9.14
75-85	0.40	80	115	110	Spherical	0.01	13.41	8.84	8.84	0.59	15.24	9.14	9.14
Ag Variograms		**Rotation Angles**				**Structure 1 Range (m)**				**Structure 2 Range (m)**			
Domain	**Nugget**	**Dip Direction (Z)**	**Dip (X)**	**Plunge (Y)**	**Type**	**Sil**	**Strike**	**Dip**	**Vertical**	**Sil**	**Strike**	**Dip**	**Vertical**
T4	0.30	80	75	170	Spherical	0.36	6.71	4.27	3.05	0.34	15.24	18.29	18.29
T2	0.60	80	90	180	Spherical	0.01	6.71	8.84	3.05	0.39	24.38	9.14	4.57
T3	0.60	0	0	0	Spherical	0.18	4.88	4.88	4.88	0.22	12.19	12.19	12.19
Wild Cat	0.05	90	70	170	Spherical	0.75	3.35	3.05	8.23	0.2	9.14	4.57	9.14
40 Fault	0.14	90	40	-160	Spherical	0.43	8.23	3.66	8.23	0.43	24.38	33.53	9.14
75-85	0.40	80	115	180	Spherical	0.48	0.91	2.74	4.57	0.12	3.66	6.10	6.10

Table supplied by Osisko Development.

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Osisko Development Corp. Tintic Project 165 April 25, 2024 Figure 14.3 Example of Experimental and Modelled Variogram (Correlogram) for Gold in the T2 Domain Figure supplied by Osisko Development. Ranges on variograms are measured in feet and converted to metres for reporting purposes.

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Table 14.5
Estimation Parameters used for each Mineralized Domain

					Orientation			Ranges (m)			Multi Capping	
Domain	Pass	Min Cmp	Max Cmp	Min DDH	Azi (Z)	Dip (X)	Plunge (Z)	X (m)	Y (m)	Z (m)	Au g/t Cap	Ag g/t Cap
T4	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	50	300
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	20	125
	3	3	8	2	ANISOTROPIC			91.4	61.0	6.1	20	125
T2	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	1600	2300
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	250	1300
	3	3	8	2	ANISOTROPIC			91.4	61.0	30.5	250	1300
T3	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	50	300
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	20	125
	3	3	8	2	ANISOTROPIC			91.4	61.0	30.5	20	125
Wild Cat	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	50	300
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	20	125
	3	3	8	2	ANISOTROPIC			91.4	61.0	30.5	20	125
40 Fault	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	50	300
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	20	125
	3	3	8	2	ANISOTROPIC			91.4	61.0	30.5	20	125
75-85	1	3	6	2	ANISOTROPIC			9.1	6.1	1.5	90	600
	2	3	6	2	ANISOTROPIC			18.3	12.2	3.0	55	250
	3	3	8	2	ANISOTROPIC			91.4	61.0	30.5	55	250

Table supplied by Osisko Development.

14.8 Block Model and Grade Interpretation

The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods. The characteristics of the block model are summarized in Table 14.6. Sub-celling of the parent block size is used to efficiently represent the volumes of the modelled mineralized domains. Sub-cells were assigned the same values as their parent cell. No rotation was applied to the block model.

Three search passes were used for interpolating grades into the block model, applying the appropriate grade caps. A series of sensitivity runs were performed to examine the impact of various parameters on the estimation. Parameters were selected, and gold and silver grades were interpolated using inverse distance squared (ID^2) methodology. Each subsequent estimation pass used increasing search neighbourhood sizes determined from grade and indicator variogram results and industry best practices. Samples from a minimum of two drill holes or chip strings were required to estimate all blocks.

Tintic Project 166 April XX, 2024

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Table 14.6
Summary of the Block Model Characteristics

Block Model Parameters						
Axis	Origin	No. of Blocks	Block Size (ft)	Min Subcell (ft)	Block Size (m)	Min Subcell (m)
X	21,400	265	4.0	1.0	1.22	0.30
Y	22,400	265	8.0	1.0	2.44	0.30
Z	4,800	140	8.0	1.0	2.44	0.30

The local grid system uses US measurements, so block sizes were originally designated in feet and were converted to metres for reporting purposes. Table supplied by Osisko Development.

14.9 MODEL VALIDATION

Mineralized domain models were validated using a variety of methods including visual inspection of the model grades and grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development.

All analyses indicate that the model follows the grade distribution of the informing composites and the accuracy of the model is considered to have been demonstrated. The total global comparison for each search neighbourhood is within an 8% tolerance for bias and a local comparison is within 1% for a three-month average reconciliation. The QP considers the model to be a reasonable representation of the Trixie mineralization, based on the current level of sampling.

14.9.1 Visual Inspection

Figure 14.4 presents section views of the model compared with the raw informing sample data. The visual validation confirms that the block model honours the drill hole and chip sample data and justifies the use of multiple capping grades.

14.9.2 Statistical Comparisons

Ordinary kriging (OK), Inverse Distance Cubed (ID^3) and Nearest Neighbour (NN) interpolations were performed to check for local and global bias in the models. All interpolations matched well with the ID^2 interpolations, and a global bias analysis (Table 14.7) comparing the "representative declustered" NN mean estimate grade to the ID^2 mean estimate grade at zero cut-off indicates a variance of less than 8%, with the material within the first search neighborhood being within the 5% acceptable tolerance.

The trend and local variation of the estimated ID^2 models were compared with the declustered composite data, using swath plots in three directions (North, East and Elevation). The ID^2 models show similar trends in grades, with the expected smoothing for the method when compared to the composite data. Figure 14.5 shows the swath plot in the three principal directions of the T2 domain, as an example.

Tintic Project 167 April XX, 2024

Osisko Development Corp. Tintic Project 168 April 25, 2024 Figure 14.4 Visual Model Validation Comparison of Block Grades with Raw Sample Grades; Left: Plan View at 5,432 +/ - 1.5 m; Right: Vertical Section Looking North at Northing 23,756 +/ - 1.5 m Figure supplied by Osisko Development.

Tintic Project

Table 14.7
Global Bias Analysis Between the Interpolation Methods

			Global Bias Check (Gold Mineralization)			Global Bias Check (Silver Mineralization)		
Search Neighborhood	**Domain**	**Tons**	**NN**	**ID²**	**ID vs NN**	**NN**	**ID²**	**ID² vs NN**
SVOL 1	T4	744,419	1.00	1.02	1.3%	9.47	9.50	0.3%
	T2	40,839	120.59	122.61	1.7%	137.23	139.52	1.7%
	T3	3,221	8.41	8.78	4.4%	111.09	108.89	-2.0%
	Wild Cat	9,696	7.13	7.30	2.4%	33.04	34.63	4.8%
	40 Fault	7,308	6.37	6.88	7.9%	43.54	44.75	2.8%
	75-85	32,921	8.41	8.28	-1.6%	58.76	59.39	1.1%
	TOTAL	**838,404**	**7.27**	**7.38**	**1.5%**	**18.59**	**18.78**	**1.0%**
SVOL 2	T4	2,372,709	0.62	0.56	-10.6%	6.20	6.06	-2.1%
	T2	45,970	18.03	17.96	-0.4%	32.98	37.20	12.8%
	T3	5,334	3.40	4.48	31.7%	72.08	70.84	-1.7%
	Wild Cat	10,793	7.33	7.09	-3.2%	34.96	36.16	3.4%
	40 Fault	12,845	6.35	5.71	-10.0%	44.69	39.59	-11.4%
	75-85	104,646	8.78	8.06	-8.3%	68.55	63.80	-6.9%
	TOTAL	**2,552,298**	**1.33**	**1.24**	**-7.1%**	**9.69**	**9.42**	**-2.7%**
SVOL 3	T4	12,788,087	0.28	0.33	16.4%	4.41	4.68	6.0%
	T2	152,404	2.81	2.60	-7.6%	22.70	30.83	35.8%
	T3	17,347	0.93	2.60	179.1%	35.68	60.66	70.0%
	Wild Cat	3,505	4.07	6.88	69.1%	24.83	38.16	53.7%
	40 Fault	20,036	5.19	5.47	5.5%	31.80	36.75	15.5%
	75-85	321,973	3.36	5.46	62.7%	29.28	40.72	39.1%
	TOTAL	**13,303,352**	**0.40**	**0.49**	**24.4%**	**5.31**	**5.98**	**12.6%**
Total	Trixie	16,694,053	0.88	0.95	**7.7%**	6.65	7.15	**7.6%**

*Bias = (ID-NN)/NN
Table supplied by Osisko Development.
*The tonnage is reported in Short Tons (ST) using the US measurement system.
**The NN and ID² interpolations use metric measurements of grams per metric tonne.

169
April 25, 2024
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Osisko Development Corp. Tintic Project 170 April 25, 2024 Figure 14.5 Statistical Model Validation; Swath Plots in the Three Principal Orientations and the Gold Grade Histogram, Comparing Declustered Sample Grades with the Estimated Model Grades (Example from the T2 Domain) Figure supplied by Osisko Development.

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14.9.3 Reconciliation

Underground development grades have been measured and tracked during the exploratory mining throughout the 2022 and 2023 campaign. Model grade interpolations were reconciled with the tracked grades over various development areas and time frames. Table 14.8 shows the comparisons and the reconciliation factors from this analysis.

Table 14.8
Local Reconciliations of Underground Development Data with the Resource Model

Heading	Month	Tonnes	Claimed Au g/t	Model Au g/t (AUID²)	Reconciliation Factor
625-607.5	Sep-22	1,209	33.06	55.419	71%
625-S1C5	Sep-22	384	57.55	80.193	34%
625-S1C6	Sep-22	255	57.55	26.603	-56%
R6	Sep-22	593	39.64	0.652	-98%
TOTAL		**2,442**	**40.62**	**43.008**	**6%**
625-607.5	Oct-22	1,385	82.63	42.180	-49%
625-R1SPC1	Oct-22	545	70.76	67.139	-2%
625-R1SPC2	Oct-22	669	69.54	73.403	3%
625-S1C6	Oct-22	332	99.64	232.033	141%
625-S1C7	Oct-22	310	99.64	149.197	46%
TOTAL		**3,241**	**85.71**	**82.500**	**-3%**
R1NPC1	Nov-22	477	246.66	295.330	20%
R1NPC2	Nov-22	163	258.30	174.853	-34%
TOTAL		**640**	**249.62**	**264.680**	**6%**
Weighted Average 3-month Reconciliation Factors					**0.97%**

Table supplied by Osisko Development.

14.10 MINERAL RESOURCE CLASSIFICATION

Mineral Resource classification was determined through geometric criteria deemed reasonable for the deposit by the QP.

For the 75-85 domain, no material has been classified as measured, due to the lack of chip sample data that fully crosscuts or follows the mineralization. This lack of chip sample data adds uncertainty to the grade continuity for this domain.

For the T2, T3, T4, Wild Cat, and 40 Fault domains, the Measured classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip strings, and which were less than 7.6 m from the nearest chip sample composite.

For all Domains, the Indicated classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip sample

Tintic Project 171 April 25, 2024

Osisko Development Corp. strings, and which were less than 15 . 2 m to the nearest composite, with an average composite spacing less than 24 . 4 m . The Inferred classification was assigned to those continuous blocks within the mineralized domains that were informed by composites from at least two drill holes or chip sample strings, and which were less than 50 . 3 m from the nearest composite, or with an average composite spacing less than 100 . 6 m . Blocks estimated within the mineralized domains not meeting the above criteria were not classified and are excluded from the resource estimate . 14.11 R EASONABLE P ROSPECTS FOR E VENTUAL E CONOMIC E XTRACTION A reasonable economic cut - off grade for resource evaluation at the Trixie deposit is 4 . 32 g/t Au . This was determined using the parameters presented in Table 14 . 9 . The QP considers the selected cut - off grade of 4 . 32 g/t Au to be appropriate, based on the current knowledge of the project . The Deswik Stope Optimizer (DSO) was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes” . The DSO parameters used a minimum mining shape of 6 . 1 m along the strike of the deposit, a height of 6 . 1 m and a minimum width of 1 . 5 m . The maximum shape measures 6 . 1 m x 6 . 1 m x 12 . 2 m in width . Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources . It is the QP’s opinion that the use of the conceptual mining shapes as constraints to report Mineral Resource Estimates demonstrates that the resource estimate meets the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for “reasonable prospects for eventual economic extraction” . Table 14.9 Resource Cut - Off Grade Parameters 172 Tintic Project April 25, 2024 Values (USD) Parameters $74.33 Mining Cost ($/ST) $52.71 G&A ($/ST) $41.00 Heap Leach Processing ($/ST) $2.65 Total Refining Cost /oz $1,750.00 Gold Price ($/oz) 4.50% Royalty (Combination) 80.0% Heap Leach Au Recovery 4.32 Cut - off Grade (COG) Table supplied by Osisko Development. ST = Short Ton. Estimated economics of the resources were based on the gold equivalent content within the mineralized domains . The gold equivalence was calculated by incorporating the silver content based on a silver : gold ratio, calculated with the gold price and metallurgical recovery reported in Table 14 . 9 , and a silver price of US $ 23 . 00 /oz and a silver metallurgical heap leach recovery of 45% .

Osisko Development Corp. 12. M INED V OID D EPLETION All current underground development at the Trixie deposit has been performed by TCM . The void solids for this development are surveyed, modelled, and kept up to date by the TCM technical team . Using recent drill hole intercepts of historic voids along with historic level plans, sections, and reports, an attempt was made through 2023 to re - model the 3 D historic mine workings . Through collaboration between the geology and engineering teams, it has been determined that the re - modelled shapes are accurate, given the current data available . Even with the recent re - modelling of the historic development shapes, there is still a level of uncertainty in their location . To reduce the risk this uncertainty poses, it was determined to use buffers around the historical shapes to deplete the resource estimate . A 6 . 1 m buffer was developed around the main shaft and the ventilation raise, as these are critical pieces of infrastructure . A 3 . 0 m buffer was developed around most of the remaining re - modelled historic levels and stopes and a 1 . 5 m buffer was developed around the historic development in the area where a high percentage of recent drill holes intersected the voids . The frequency of the recent void intersects in diamond drill holes provides us a higher confidence in their location with respect to the other historical shapes . Figure 14 . 6 identifies the voids used to deplete the current MRE . 13. M INERAL R ESOURCE E STIMATE The QPs have classified the initial MRE as Measured, Indicated and Inferred mineral resources based on data density, search ellipse criteria and interpolation parameters . The 2024 Trixie MRE is considered to be a reasonable representation of the mineral resources of the Trixie deposit, based on the currently available data and geological knowledge . The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves . The effective date of the 2024 Mineral Resource Estimate is March 15 , 2024 . Table 14.10 displays the results of the MRE at the official 4.32 g/t Au cut - off grade for the Trixie deposit. 14. M INERAL R ESOURCE G RADE S ENSITIVITY A NALYSIS Table 14 . 11 shows the cut - off grade sensitivity analysis of gold and silver for the 2024 Trixie MRE . The reader should be cautioned that the figures provided in Table 14 . 11 should not be interpreted as a mineral resource statement . The reported quantities and grade estimates at different cut - off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut - off grade . Figure 14 . 7 and Figure 14 . 8 present the grade tonnage curves built on the cut - off grade sensitivity data presented in Table 14 . 11 . Micon’s QP has reviewed the MRE cut - off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut - off grade . 173 Tintic Project April 25, 2024

Osisko Development Corp. Tintic Project 174 April 25, 2024 Figure 14.6 Vertical Long Section Looking East at the Current Development Voids and Historical Buffers, Used to Deplete the Trixie Mineral Resources Figure supplied by Osisko Development.

Osisko Development Corp. Tintic Project 175 April 25, 2024 Table 14.10 Trixie Deposit Mineral Resource Estimate (MRE) Statement Contained Metal Grade Gold Equivalent Contained Metal Grade Silver Contained Metal Grade Gold Quantity Cut - off Grade Classification Gold Equivalent ('000 oz) (g/T) Silver ('000 oz) (g/T) Gold ('000 oz) (g/T) ('000 T) Gold (g/T) 107 27.82 238 61.73 105 27.36 120 4.32 Measured 47 11.62 240 59.89 45 11.17 125 4.32 Indicated 154 19.56 478 60.80 150 19.11 245 4.32 Total Measured + Indicated 53 8.16 315 48.55 51 7.80 202 4.32 Inferred Notes: 1. Effective date of the Mineral Resource Estimate (MRE) is 15 March, 2024 . 2. William Lewis P . Geo, of Micon International Limited and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent “Qualified Persons” as defined in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) . They are responsible for the 2024 Trixie MRE . 3. The mineral resources disclosed in this report were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council . 4. Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6 . 1 m x 6 . 1 m x minimum 1 . 5 m dimensions . 5. Mineral Resources are not mineral reserves and do not have demonstrated economic viability . 6. Geologic modelling was completed by Osisko Development’s senior production geologist Jody Laing, PGeo . using Leapfrog Geo software . The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P . Geo using Datamine Studio RM 2 . 0 software . The MRE was reviewed and validated by William Lewis and Alan San Martin of Micon . 7. The estimate is reported for an underground mining scenario and with reasonable assumptions . The cut - off grade of 4 . 32 g/t Au was calculated using a gold price of USD 1 , 750 /oz, a CAD : USD exchange rate of 1 . 3 ; total mining, processing and G&A costs of USD 168 . 04 /US ton, a refining cost of USD 2 . 67 /ounce a combined royalty of 4 . 5 % and an average metallurgical recovery of 80% . 8. The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of $ US 23 /oz and metallurgical silver recovery of 45% . 9. Average bulk density values in the mineralized domains were assigned to the T 2 ( 2 . 955 T/m 3 ), T 3 ( 2 . 638 T/m 3 ), T 4 ( 2 . 618 T/m 3 ), Wild Cat, and 40 Fault ( 2 . 621 T/m 3 ), and 75 - 85 ( 2 . 617 T/m 3 ) domains . 10. Inverse Distance Squared interpolation method was used with a parent block size of 1 . 2 m x 2 . 4 m x 2 . 4 m . 11. The Mineral Resource results are presented in - situ . Estimations used metric units (metres, tonnes, g/t) . The number of tonnes is rounded to the nearest thousand . Any discrepancies in the totals are due to rounding effects . 12. Neither Osisko Development nor the Micon QPs are aware of any known environmental, permitting, legal, title - related, taxation, socio - political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the Technical Report .

MICON INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Table 14.11
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
Measured + Indicated	426,210	2.00	12.14	166,338	45.87	628,563	12.48	170,985	
	393,582	2.25	12.98	164,297	48.24	610,382	13.34	168,810	
	366,130	2.50	13.79	162,348	50.18	590,666	14.16	166,715	
	344,413	2.75	14.50	160,553	51.71	572,631	14.88	164,787	
	324,251	3.00	15.23	158,722	53.31	555,740	15.62	162,831	
	307,112	3.25	15.93	157,273	54.83	541,350	16.33	161,276	
	291,005	3.50	16.64	155,716	56.19	525,681	17.06	159,603	~$2,100
	274,040	3.75	17.47	153,934	57.94	510,470	17.90	157,708	~$2,000
	261,219	4.00	18.14	152,350	58.95	495,091	18.58	156,010	~$1,900
	247,549	4.25	18.92	150,604	60.43	480,968	19.37	154,159	~$1,800
	244,590	**4.32**	**19.11**	**150,248**	**60.80**	**478,078**	**19.56**	**153,782**	
	237,143	4.50	19.58	149,266	61.52	469,058	20.03	152,734	~$1,700
	226,567	4.75	20.29	147,774	62.80	457,428	20.75	151,156	~$1,600
	217,327	5.00	20.99	146,677	64.07	447,646	21.47	149,987	~$1,500
	208,263	5.25	21.74	145,575	65.16	436,296	22.22	148,801	~$1,450
	198,538	5.50	22.55	143,909	66.19	422,504	23.03	147,032	~$1,400
	190,247	5.75	23.28	142,416	67.43	412,467	23.78	145,466	
	182,842	6.00	24.01	141,164	68.57	403,074	24.52	144,144	
	173,188	6.25	25.01	139,235	70.02	389,880	25.52	142,117	
	165,955	6.50	25.81	137,734	71.39	380,902	26.34	140,550	
	159,018	6.75	26.76	136,832	73.21	374,280	27.31	139,599	
	152,986	7.00	27.55	135,503	74.34	365,663	28.10	138,207	
Inferred	565,158	2.00	4.56	82,830	30.88	561,011	4.79	86,977	
	501,077	2.25	4.88	78,645	32.61	525,360	5.12	82,529	
	438,189	2.50	5.26	74,056	34.46	485,528	5.51	77,645	
	384,864	2.75	5.63	69,707	36.46	451,119	5.90	73,042	
	342,880	3.00	5.99	66,034	38.38	423,112	6.27	69,162	
	310,856	3.25	6.30	62,974	39.98	399,562	6.60	65,928	
	279,722	3.50	6.65	59,767	41.84	376,306	6.96	62,549	~$2,100
	247,838	3.75	7.06	56,260	44.28	352,865	7.39	58,868	~$2,000
	224,039	4.00	7.42	53,438	46.31	333,578	7.76	55,904	~$1,900
	205,085	4.25	7.74	51,026	48.26	318,207	8.10	53,379	~$1,800

Tintic Project 176 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
	201,603	**4.32**	**7.80**	**50,569**	**48.55**	**314,678**	**8.16**	**52,895**	
	190,002	4.50	8.02	49,009	49.90	304,803	8.39	51,262	~$1,700
	175,561	4.75	8.33	47,022	51.73	291,971	8.71	49,181	~$1,600
	163,894	5.00	8.60	45,313	53.08	279,718	8.99	47,381	~$1,500
	152,515	5.25	8.88	43,531	54.53	267,379	9.28	45,508	~$1,450
	141,728	5.50	9.16	41,742	55.92	254,818	9.57	43,625	~$1,400
	132,718	5.75	9.42	40,196	57.21	244,126	9.84	42,000	
	123,472	6.00	9.71	38,532	58.70	233,028	10.14	40,255	
	114,401	6.25	10.02	36,854	59.80	219,939	10.46	38,480	
	106,080	6.50	10.35	35,291	60.43	206,087	10.79	36,815	
	98,845	6.75	10.66	33,874	61.10	194,185	11.11	35,310	
	91,725	7.00	10.99	32,397	61.91	182,579	11.44	33,747	

Table supplied by Osisko Development.

Figure 14.7
Grade Tonnage Curves Indicating the Sensitivity of the Measured and Indicated Mineral Resources at Different Cut-Off Grades


Grade Tonnage Curve - Measured + Indicated
TONNES

Figure supplied by Osisko Development.

Tintic Project
177
April 25, 2024

Osisko Development Corp.

Figure 14.8
Grade Tonnage Curves Indicating the Sensitivity of the Inferred Mineral Resources at Different Cut-Off Grades


Grade Tonnage Curve - Inferred
Cut-Off Grade
TONNES

Figure supplied by Osisko Development.

14.15 Factors That Could Affect the Mineral Resource Estimates

All estimation models have a degree of uncertainty associated with them due to the assumptions used in their development. These uncertainties lead to risks in the relative accuracy of the models. In the development of the 2024 MRE model, the Osisko Development and TCM teams have used industry best practice guidelines and have reasonably mitigated much of the potential risks.

It is the QP's opinion that the factors set out below could affect the mineral resource estimate.

- The geological interpretations and assumptions used to generate the estimation domains.
- Mineralization and geologic geometry and continuity of mineralized zones.
- Estimates of mineralization and grade continuity.
- The treatment of high-grade gold and silver values.
- The grade interpolation methods and estimation parameter assumptions.
- The confidence assumptions and methods used in the mineral resource classification.
- The density and the methods used in the estimation of density.
- Metal price and other economic assumptions used in the cut-off grade determination.

Tintic Project 178 April 25, 2024

Osisko Development Corp.  Input and design parameter assumptions that pertain to the underground mining constraints .  Assumptions as to the continued ability to access the test mine site, retain mineral and surface rights titles, maintain the operation within environmental and other regulatory permits, and maintain the social license to operate . No environmental, permitting, legal, title, taxation, socio - economic, marketing, political or other relevant factors are known to the QP that would materially affect the estimation of Mineral Resources, other that those discussed in this report . 14.16 R ESPONSIBILITY FOR THE T RIXIE M INERAL R ESOURCE E STIMATE The geologic modelling for the Trixie deposit was completed by Osisko Development’s senior modelling geologist Jody Laing, P . Geo . , using Leapfrog Geo software . The MRE was completed by Osisko Development’s chief resource geologist, Daniel Downton, P . Geo . , using Datamine Studio RM 2 . 0 software . The MRE was then reviewed and validated by William Lewis, P . Geo . and Alan San Martin, AusIMM(CP), of Micon . For the purpose of disclosure in this Technical Report, William Lewis, P . Geo . , who is independent of Osisko Development and is a Qualified Person within the meaning of NI 43 - 101 , is responsible for the mineral resource estimate by virtue of his review and validation of the work conducted by Osisko Development . 179 Tintic Project April 25, 2024

Osisko Development Corp. TECHNICAL REPORT SECTIONS NOT REQUIRED The following sections which form part of the NI 43 - 101 reporting requirements for advanced projects or properties are not relevant to the current Technical Report. 15.0 MINERAL RESERVE ESTIMATES 16.0 MINING METHODS 17.0 RECOVERY METHODS 18.0 PROJECT INFRASTRUCTURE 19.0 MARKET STUDIES AND CONTRACTS 20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT 21.0 CAPITAL AND OPERATING COSTS 22.0 ECONOMIC ANALYSIS 180 Tintic Project April 25, 2024

Osisko Development Corp. 23.0 ADJACENT PROPERTIES Ivanhoe Electric Inc . (Ivanhoe Electric) and Freeport McMoRan Inc . (Freeport McMoRan), along with various other private landowners hold the adjacent property to the Osisko Development Tintic Project ( Figure 23 . 1 ) . Much of this land has been used historically for various mining related purposes, including the processing and transportation of ore material, in addition to ranching and farming . Figure 23.1 Map of Adjacent Property Land Holders Figure provided by Osisko Development. 181 Tintic Project April 25, 2024

Osisko Development Corp. 1. F REEPORT M C M O R AN Freeport - McMoran Mineral Properties Inc . (FMMP) holds approximately 13 km 2 of mineral claims to the southwest of the Tintic Project, including the Southwest Tintic Porphyry target and the Treasure Hill lithocap . FMMP acquired the claims from Quaterra Resources Inc . (Quaterra Resources) in the late 2000 ’s (source : Quaterra Resources website) . A non - NI 43 - 101 compliant resource estimate of 600 million tons of 0 . 28 % copper and 0 . 1 % molybdenum was based on six drill holes which intercepted mineralization at a depth greater than 360 m ( 1 , 180 ft) (Krahulec, 1996 ) . Treasure Hill hosts north - northeast trending pyrite - enargite veins . The top of the hill is characterized by strongly silicified shingle breccia, with several other breccia pipes having been mapped in the surrounding area (Krahulec and Briggs, 2006 ) . There is little publicly available data on the current status of exploration on the Freeport - McMoRan held claims . The following has been extracted from a 2011 press release by Quaterra Resources : FMMP completed a total of seven reverse circulation and three diamond core holes, for a total of 4 , 323 m, to depths ranging from 122 m to 1 , 265 m . Widespread propylitic and quartz - sericite - pyrite, and lesser biotite alteration were intersected, containing generally narrow intervals of low - grade copper mineralization . Drill hole STFM - 3 (TD 378 m) intersected 34 m of 0 . 20 % Cu starting at 52 m depth in the Diamond Gulch area . That intersection was underlain by a zone of weak associated biotite alteration prior to going back into sericite - chlorite - pyrite alteration in the lower part of the hole . Elsewhere, hole STFM - 1 intersected 15 m of 0 . 22 % Cu starting at 107 m, within pyritic, advanced - argillic altered volcanic rocks, followed by quartz - sericite and biotite alteration with isolated short intervals containing 0 . 1 to 0 . 3 % Cu . 1. 1996 Historic Mineral Resources The historical 1996 mineral resource estimate was compiled prior to the introduction of CIM reporting standards for resources and reserves . While the resources were conducted according to the standards of the time, none of the information regarding the key assumptions, parameters and methodology used to define the historical mineral resources are reported . The historical resource is reported here only as part of the public information regarding the mineral district within which the Trixie deposit is located . 2. I VANHOE E LECTRIC Ivanhoe Electric Inc . (Ivanhoe Electric) holds approximately 65 km 2 of patented and unpatented mineral claims with an additional approximately 75 km 2 of leases and prospecting permits, all of which are located to the west and south of Osisko Development’s Tintic Project . Ivanhoe Electric initiated an exploration drill program in 2022 after more than five years of digitization of old mine records and geologic mapping . (Press release 11 / 22 / 2022 ) . The following summary has been extracted from the Ivanhoe Electric Inc . 2021 NI 43 - 101 Technical Report . 182 Tintic Project April 25, 2024

Osisko Development Corp. 1. Property Description and Ownership Ivanhoe Electric’s holdings include a gold, silver, and base metal Carbonate Replacement Deposit (CRD), skarn, fissure vein, and copper - gold porphyry exploration project located in the historical Tintic Mining District (the District) of central Utah . The district is the site of significant historical production and over 125 years of exploration activity . The Project is located near the City of Eureka, approximately 95 km south of Salt Lake City, and can be accessed from U . S . Highway 6 , approximately 30 km west of the Interstate 15 junction . It is crossed by many historical mine roads and defunct railroad paths, which provide access to most of the property . The exploration area covers approximately 65 km 2 of private patented claims, unpatented claims, state leases and prospecting permits consolidated by Ivanhoe Electric into a cohesive package . There is currently no mining taking place on the Project . In 2019 , Nordmin Resource & Industrial Engineering USA was commissioned by Ivanhoe Electric to investigate and prepare an underground rehabilitation work plan and cost estimate for the Sioux - Ajax Tunnel, Grand Central Shaft, Holden Tunnel, Mammoth Shaft and Lower Mammoth Tunnel to make these areas accessible for mapping, sampling and, in some cases, drilling . The Sioux - Ajax Tunnel and Grand Central Shaft are of highest priority for accessing the current and potential future drill targets and geologic mapping and sampling programs . Between November 2017 and May 2021, Ivanhoe Electric completed comprehensive work programs including:  Surface geological mapping at 1:2,500 scale across 15 km 2 , in conjunction with sampling and analyzing 576 rock samples.  Petrography and age dating of selected surface and underground rock samples.  Completion of two geophysics surveys: a 2,850 km 2 airborne magnetic survey and a 72 km 2 deep penetrating (>1,500 m depth), three - dimensional ground induced polarization survey.  Compilation and digitization of over 500 historical maps and mine plans and sections.  Geological mapping and rock chip sampling in the Sioux - Ajax Tunnel. The significant work undertaken by Ivanhoe Electric has resulted in over 14 well described, geologically and geophysically supported exploration areas being recognized, four of which have been prioritized for an initial drilling program . 23.3 QP C OMMENTS Micon has not verified the information regarding the mineral deposits and showings described above that are outside the immediate area of the Trixie deposit or the property held by Osisko Development . The information contained in this section of the report, which was provided by Osisko Development, is not necessarily indicative of the mineralization at the Trixie deposit . 183 Tintic Project April 25, 2024

Osisko Development Corp. 1. OTHER RELEVANT DATA AND INFORMATION This section includes additional information intended to further the understanding of the reader regarding the Tintic Project and Trixie test mine . 1. T RIXIE T EST M INE Since acquisition by Osisko Development in May, 2022 , the Trixie test mine has been subject to development, rehabilitation and exploration . The material excavated during these activities has been processed at the pilot scale vat leach facility located at the old Burgin concentrator site . Details of processing activities up to the date of this Technical Report are summarized in Table 24 . 1 . Table 24.1 Trixie Test Mine Key Operating Details 184 Tintic Project April 25, 2024 2023 2022 (June - End) Description 4,475 (4,061) 6,920 (6,278) Mineralized Material Milled in short tons (metric tonnes) 28 (25.4) 32.5 (29.5) Mill Throughput in short tons/day (metric tonnes/day) 1.4 (48) 1.46 (50.1) Blended T2 & T4 Diluted Head Grade in troy oz/ton Au (grams/metric tonne Au) 69% 70% Gold recovery (%) 4,959 8,845 Gold produced and sold (troy oz) 2,524 (769) 2,141 (653) Trixie portal development feet (metres) Table provided by Osisko Development . Development has been conducted on the 625 Level as well as a portal and decline toward the 625 Level from surface, and drill station construction . At the time of compiling this Technical Report, the decline has intersected the existing 625 Level . Additional development has continued on the 625 Level and three sub - levels above the 625 Level to further explore the T 2 /T 4 zone and develop future test stoping platforms . Figure 24 . 1 shows historic shafts and levels with modern excavations and the decline . The Tintic team has been rehabilitating the shaft between the 625 and 750 Levels as well as the 750 Level station and existing workings . Rehabilitation is ongoing . The primary activity at the Trixie test mine has been exploration . These activities have included drilling, drifting along strike of the mineralization and driving raises along the mineralization to access upper levels . Since acquisition, Osisko Development has driven, rehabilitated and enlarged over 12 , 139 ft ( 3 , 700 m) of drift . This drifting has been along the T 2 zone, across and within the T 4 zone, across the 75 - 85 zone, primary development, and re - accessing historic areas of the Trixie . A total of seven raises (two post - acquisition) have been excavated to explore up dip from the 625 Level and to test the contact with the overlying Ophir shale . At the time of writing this report, 545 ft ( 166 m) of raises have been driven . The exploration drifting, together with the drilling at the Trixie test mine are allowing Osisko Development to further define the extent of the mineralization identified to date . This work will also provide the base for further exploration at Trixie .

Figure 24.1 Trixie Test Mine Long Section Looking West Figure provided by Osisko Development. Figure cartoon only, not to scale. Tintic Project 185 April 25, 2024

Osisko Development Corp. 1. INTERPRETATIONS AND CONCLUSIONS 2. G ENERAL I NFORMATION With the acquisition of the Tintic Project in May, 2022 , Osisko Development has acquired the majority of the East Tintic Mining District in Utah . The East Tintic Mining District is part of the larger Tintic Mining District, where economic mineralization was first discovered in 1869 , and which, by 1899 , had become one of the richest mining districts in the United States . Active mining in the district continued through the 20 th and beginning of the 21 st century . The results of the 2022 and 2023 surface and underground exploration and development programs, along with the compilation of historic information for the mineral deposit at the Trixie test mine has allowed Osisko Development to disclose this 2024 MRE, which is an update to the Initial Mineral Resource Estimate dated January, 2023 for the Trixie deposit . 2. T RIXIE M INERAL R ESOURCE E STIMATE 1. Introduction The 2024 Mineral Resource Estimate for the Trixie deposit (the “ 2024 MRE”), was conducted in February and March 2024 . 2. Methodology The mineral resource area for the Trixie deposit covers a strike length of approximately 530 m down to a vertical depth of approximately 350 m below surface . The wireframe models for the Trixie deposit were prepared using LeapFrog GEO v . 2023 . 2 (LeapFrog) . Wireframe modelling included the construction of six mineralized domains constrained to the extents of the regional - scale Tintic Quartzite lithologic unit and capped by shale belonging to the overlying lower member of the Ophir Formation . Geostatistical analyses were carried out using Datamine Snowden Supervisor v . 8 . 15 . 0 . 3 (“Supervisor”) . The estimation, block model and grade interpolation, were prepared using Datamine StudioTM RM v . 2 . 0 . 66 . 0 (Datamine) . Resource - level potentially mineable underground shapes were created using the Deswik CAD v . 2023 . 2 . 762 Shape Optimizer module (Deswik . SO v . 5 . 0 . 3792 ) . 3. Resource Database The close - out date for the Trixie deposit 2024 MRE database is February 13 , 2024 . It consists of 161 validated diamond drill holes, totalling 9 , 305 . 51 m of assayed core and comprised of 8 , 373 sample intervals . The database also includes 22 validated RC drill holes, totalling 3 , 447 . 29 m of assayed RC drilling and comprises 2 , 430 sample intervals, and 1 , 387 underground chip sample strings comprised of 6 , 191 sample intervals assayed for gold and silver . Tintic Project 186 April 25, 2024

Osisko Development Corp. The database includes validated location, survey, and assay results . It also includes lithological descriptions taken from drill core logs . The database covers the strike length of each mineralized domain at variable drill hole and chip sample spacings, ranging from 1 . 5 to 50 m . In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and mineral resource block modelling . 4. Geological Model The geological model of the Trixie deposit was prepared in LeapFrog, using underground mapping, chip samples, RC drill holes, and validated diamond drill holes, all completed by February 13 , 2024 . A total of six mineralized domains were modelled with each domain restricted up dip by its contact with the lower shale member of the Ophir Formation, as this contact acts as an impermeable cap to mineralizing fluids . The domains modelled were the T 2 , T 3 , T 4 , Wild Cat, 40 Fault and the 75 - 85 . In addition, a north - south trending sub - vertically dipping fault structure has been mapped across multiple underground development headings near the 625 level and has been intercepted in multiple drill holes . Though the full extent of the structure is at present unknown, it is currently inferred to project through the entirety of the model . As underground mapping indicates a minor offset of the T 2 structure across this fault, it is used as a hard boundary for geological modelling and grade interpolation . The model is thus split into east and west fault blocks, with each mineralized domain subdivided into respective east and west subdomains . 5. Geostatistical Analysis 1. Compositing Most of the analytical samples were collected with lengths between 0 . 15 and 1 . 83 m . A modal composite length of approximately 1 . 22 m was applied to all domains, generating composites as close to 1 . 22 m as possible, while creating residual intervals with a minimum length of 0 . 06 m . Composite samples were derived from raw values within the modelled resource domains . 2. High grade Capping Multiple capping (different capping at different ranges in each domain) was selected as the capping methodology for high grade outlier gold and silver assays at the Trixie deposit . The top capping thresholds were selected based on the probability plots and vary from 50 . 0 g/t to 1 , 600 . 0 g/t Au and 300 . 0 g/t to 2 , 300 . 0 g/t Ag . Tintic Project 187 April 25, 2024

Osisko Development Corp. The maximum range for high - grade continuity was established using the indicator variograms, which suggests a loss of continuity after 3 . 0 m to 9 . 0 m, depending on the mineralized domain . A range of 7 . 6 m was selected and applied to all zones as a general average search range for the first pass grade top cut interpolation . The secondary capping thresholds were also selected based on the probability plots and vary from 20 . 0 g/t to 250 . 0 g/t Au and 125 . 0 g/t to 1 , 300 . 0 g/t Ag . Secondary capping was applied to the composites when search ranges exceeded 7 . 6 m . Continuity of the secondary capping was confirmed using indicator variograms . 3. Density The density databases contain 512 measurements taken on samples across multiple geologic domains. Average bulk density values in the mineralized domains were assigned to the T4 (2.618 t/m3), T2 (2.955 t/m3), T3 (2.638 t/m3), Wild Cat and 40 Fault (2.621 t/m3), and 75 - 85 (2.617 t/m3) domains. A density of 0.00 t/m3 was assigned to the underground development from all past mining activities. Bulk densities were used to calculate tonnages from the volume estimates in the block model. 4. Variogram Analysis The spatial distribution of gold and silver was evaluated through variogram analysis and spherical variograms were modelled for each of the mineralized domains. All variogram analyses and modelling were performed in “Supervisor” . Primary directions and orientations of the variograms were observed in the data and visually in 3 D space . These orientations were then examined statistically within the software package, to ensure that they represented the best possible fit of the geology and grade continuity . 5. Search Parameters For all domains, the 3 D directional - specific search ellipses were guided by the local orientation of the mineralized structures for an anisotropic search . The search radii were influenced and determined by both the grade and indicator variograms . The third direction of the search radii was primarily influenced by the average widths of mineralization observed in the underground mapping . Grade distributions and kriging neighbourhood analysis were used to help guide the number of composites to use for the grade interpolations. Search neighbourhoods used different capping levels as determined through a threshold analysis. Tintic Project 188 April 25, 2024

Osisko Development Corp. 6. Block Model and Grade Interpretation The criteria used in the selection of block size include drill hole spacing, composite length, the geometry of the modelled zone, and the anticipated mining methods . A block size of 1 . 22 x 2 . 44 x 2 . 44 m was used . Sub - cells were used, allowing a resolution of 0 . 30 m x 0 . 30 m x 0 . 30 m . Sub - celling of the parent block size is used to efficiently represent the volumes of the modelled mineralized domains . Sub - cells were assigned the same values as their parent cell . No rotation was applied to the block model . Three search passes were used for interpolating grades into the block model, applying the appropriate grade caps for each . A series of sensitivity runs were performed to examine the impact of various parameters on the estimation . Parameters were selected, and gold and silver were estimated using inverse distance squared (ID 2 ) . Each subsequent estimation pass used increasing search neighbourhood sizes, determined from grade and indicator variogram results . Samples from a minimum of two drill holes or chip strings were required to estimate all blocks . 7. Model Validation Mineralized domain models were validated using a variety of methods including visual inspection of the model grades, grade distributions compared to the informing raw samples, statistical comparisons of informing composites to the model for local and global bias, and reconciliation comparing the model to observed grades from underground development . All analyses indicate that the model follows the grade distribution of the informing composites and that the accuracy of the model has been demonstrated . The total global comparison for each search neighbourhood is within an 8 % tolerance for global bias and a local comparison is within 1 % for a three - month average reconciliation . The QP considers the model to be a reasonable representation of the Trixie mineralization, based on the current level of sampling and geological information . 8. Mineral Resource Classification Mineral Resource Classification was determined through geometric criteria deemed reasonable for the deposit . No material has been classified as measured for the 75 - 85 domain due to the lack of chip sample data that fully crosscuts or follows the mineralization . Blocks estimated within the mineralized domains not meeting the criteria to classify them as either measured, indicated or inferred were not classified and are not part of the mineral resource estimate . 9. Reasonable Prospects for Eventual Economic Extraction A reasonable economic cut - off grade for resource evaluation at the Trixie deposit is 4 . 32 g/t Au . This was determined using the parameters presented in Table 25 . 1 . The QP considers the selected cut - off grade of 4 . 32 g/t Au to be adequate based on the current knowledge of the deposit . Tintic Project 189 April 25, 2024

Osisko Development Corp. The DSO was used to demonstrate spatial continuity of the mineralized zones within “potentially mineable shapes” . The DSO parameters used a minimum mining shape of 6 . 1 m along the strike of the deposit, a height of 6 . 1 m and a minimum width of 1 . 5 m . The maximum shape measures 6 . 1 m x 6 . 1 m x 12 . 2 m in width . Only those blocks of the model constrained by the resulting conceptual mineable shapes are reported as resources . The use of the conceptual mining shapes as constraints to report the Mineral Resource Estimate demonstrates that the criteria defined in the CIM Definition Standards (2014), and the MRMR Best Practice Guidelines (2019) for “reasonable prospects for eventual economic extraction” have been met . Table 25.1 Resource Cut - Off Grade Parameters Tintic Project 190 April 25, 2024 Values (USD) Parameters $74.33 Mining Cost ($/ST) $52.71 G&A ($/ST) $41.00 Heap Leach Processing ($/ST) $2.65 Total Refining Cost /oz $1,750.00 Gold Price ($/oz) 4.50% Royalty (Combination) 80.0% Heap Leach Au Recovery 4.32 Cut - off Grade (COG) Table supplied by Osisko Development. The economics of the resources were based solely on the gold content within the mineralized domains . Silver resources reported are contained within those resource blocks determined to be potentially economically viable on the basis of their contained gold . 25.2.10 Mined Void Depletion All current underground development at the Trixie deposit has been conducted by TCM and the void solids for this development have been surveyed, modelled, and kept up to date by TCM . Using recent drill hole intercepts of historic voids along with historic level plans, sections, and reports, an attempt was made through 2023 to re - model the 3 D historic mine workings . To reduce the risk of the uncertainty in void locations, it was determined to use buffers around the historical shapes to deplete the resource estimate . A 6 . 1 m buffer was developed around the main shaft and the vent raise, as these are critical pieces of infrastructure . A 3 . 0 m buffer was developed around most of the remaining re - modelled historic levels and stopes . However, a 1 . 5 m buffer was developed around the historic development in the area where a high percentage of recent drill holes intersected the voids . The historical buffers and the current development voids are used to deplete the final mineral resource of the Trixie deposit .

Osisko Development Corp. 25.2.11 Trixie Mineral Resource Estimate Statement The QPs have classified the 2024 MRE as Measured, Indicated, and Inferred Mineral Resources based on data density, search ellipse criteria, and interpolation parameters . The 2024 MRE is considered a reasonable representation of the mineral resources of the Trixie deposit based on the current quality data and geological knowledge . The Mineral Resource Estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves . Table 25 . 2 summarizes the results of the initial MRE for the Trixie deposit, at the 4 . 32 g/t Au cut - off grade . Tintic Project 191 April 25, 2024

Tintic Project

Table 25.2
Trixie Deposit Mineral Resource Estimate (MRE) Statement

Classification	Cut-off Grade	Quantity	Grade Gold	Contained Metal	Grade Silver	Contained Metal	Grade Gold Equivalent	Contained Metal
	Gold (g/T)	('000 T)	(g/T)	Gold ('000 oz)	(g/T)	Silver ('000 oz)	(g/T)	Gold Equivalent ('000 oz)
Measured	4.32	120	27.36	105	61.73	238	27.82	107
Indicated	4.32	125	11.17	45	59.89	240	11.62	47
Total Measured + Indicated	**4.32**	**245**	**19.11**	**150**	**60.80**	**478**	**19.56**	**154**
Inferred	4.32	202	7.80	51	48.55	315	8.16	53

Notes:

1. Effective date of the Mineral Resource Estimate (MRE) is 14 March 2024.
2. Mr. William Lewis P.Geo., of Micon International Limited and Alan J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the MRE for Trixie and are independent "Qualified Persons" as defined in Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for the 2024 MRE.
3. The mineral resources disclosed in this presentation were estimated using the CIM standards on mineral resources and reserves definitions, and guidelines prepared by the CIM standing committee on reserve definitions and adopted by the CIM council.
4. Mineral Resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
5. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
6. Geologic modelling was completed by Osisko Development modelling geologist Jody Laing, P.Geo., using Leapfrog Geo software. The MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo. using Datamine Studio RM 2.0 software. William Lewis and Alan San Martin of Micon International Ltd. reviewed and validated the Mineral Resource Model.
7. The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of $US1,750/oz, a CAD:USD exchange rate of 1.3; total mining, processing and G&A costs of $US168.04/imperial ton, a refining cost of $US2.65/ounce, a combined royalty of 4.5% and an average metallurgical gold recovery of 80%.
8. The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of $US23/oz and metallurgical silver recovery of 45%.
9. Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m^3), T3 (2.638 T/m^3), T4 (2.618 T/m^3), Wild Cat, and 40 Fault (2.621 T/m^3), and 75-85 (2.617 T/m^3) domains.
10. Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11. The Mineral Resource results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
12. Neither Osisko Development nor the Micon QPs are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the Technical Report.

192

April 25, 2024

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25.2.12 Mineral Resource Grade Sensitivity Analysis

Table 25.3 shows the cut-off grade sensitivity analysis of gold and silver for the 2024 MRE. The reader should be cautioned that the figures provided in Table 25.3 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model for gold to the selection of a reporting cut-off grade. Micon's QP has reviewed the MRE cut-off grades used in the sensitivity analysis, and it is the opinion of the QP that they meet the test for reasonable prospects of eventual economic extraction at varying prices of gold or other underlying parameters used to calculate the cut-off grade.

Table 25.3
Gold Grade Sensitivity Analysis at Different Cut-Off Grades

Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
Measured + Indicated	426,210	2.00	12.14	166,338	45.87	628,563	12.48	170,985	
	393,582	2.25	12.98	164,297	48.24	610,382	13.34	168,810	
	366,130	2.50	13.79	162,348	50.18	590,666	14.16	166,715	
	344,413	2.75	14.50	160,553	51.71	572,631	14.88	164,787	
	324,251	3.00	15.23	158,722	53.31	555,740	15.62	162,831	
	307,112	3.25	15.93	157,273	54.83	541,350	16.33	161,276	
	291,005	3.50	16.64	155,716	56.19	525,681	17.06	159,603	~$2,100
	274,040	3.75	17.47	153,934	57.94	510,470	17.90	157,708	~$2,000
	261,219	4.00	18.14	152,350	58.95	495,091	18.58	156,010	~$1,900
	247,549	4.25	18.92	150,604	60.43	480,968	19.37	154,159	~$1,800
	244,590	**4.32**	**19.11**	**150,248**	**60.80**	**478,078**	**19.56**	**153,782**	
	237,143	4.50	19.58	149,266	61.52	469,058	20.03	152,734	~$1,700
	226,567	4.75	20.29	147,774	62.80	457,428	20.75	151,156	~$1,600
	217,327	5.00	20.99	146,677	64.07	447,646	21.47	149,987	~$1,500
	208,263	5.25	21.74	145,575	65.16	436,296	22.22	148,801	~$1,450
	198,538	5.50	22.55	143,909	66.19	422,504	23.03	147,032	~$1,400
	190,247	5.75	23.28	142,416	67.43	412,467	23.78	145,466	
	182,842	6.00	24.01	141,164	68.57	403,074	24.52	144,144	
	173,188	6.25	25.01	139,235	70.02	389,880	25.52	142,117	
	165,955	6.50	25.81	137,734	71.39	380,902	26.34	140,550	
	159,018	6.75	26.76	136,832	73.21	374,280	27.31	139,599	
	152,986	7.00	27.55	135,503	74.34	365,663	28.10	138,207	
Inferred	565,158	2.00	4.56	82,830	30.88	561,011	4.79	86,977	
	501,077	2.25	4.88	78,645	32.61	525,360	5.12	82,529	
	438,189	2.50	5.26	74,056	34.46	485,528	5.51	77,645	

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Classification	Tonnes	COG	AU g/T	AU oz	AG g/T	AG oz	AuEq g/T	AuEq oz	~ Au Price @ COG
	384,864	2.75	5.63	69,707	36.46	451,119	5.90	73,042	
	342,880	3.00	5.99	66,034	38.38	423,112	6.27	69,162	
	310,856	3.25	6.30	62,974	39.98	399,562	6.60	65,928	
	279,722	3.50	6.65	59,767	41.84	376,306	6.96	62,549	~$2,100
	247,838	3.75	7.06	56,260	44.28	352,865	7.39	58,868	~$2,000
	224,039	4.00	7.42	53,438	46.31	333,578	7.76	55,904	~$1,900
	205,085	4.25	7.74	51,026	48.26	318,207	8.10	53,379	~$1,800
	201,603	**4.32**	**7.80**	**50,569**	**48.55**	**314,678**	**8.16**	**52,895**	
	190,002	4.50	8.02	49,009	49.90	304,803	8.39	51,262	~$1,700
	175,561	4.75	8.33	47,022	51.73	291,971	8.71	49,181	~$1,600
	163,894	5.00	8.60	45,313	53.08	279,718	8.99	47,381	~$1,500
	152,515	5.25	8.88	43,531	54.53	267,379	9.28	45,508	~$1,450
	141,728	5.50	9.16	41,742	55.92	254,818	9.57	43,625	~$1,400
	132,718	5.75	9.42	40,196	57.21	244,126	9.84	42,000	
	123,472	6.00	9.71	38,532	58.70	233,028	10.14	40,255	
	114,401	6.25	10.02	36,854	59.80	219,939	10.46	38,480	
	106,080	6.50	10.35	35,291	60.43	206,087	10.79	36,815	
	98,845	6.75	10.66	33,874	61.10	194,185	11.11	35,310	
	91,725	7.00	10.99	32,397	61.91	182,579	11.44	33,747	

Table supplied by Osisko Development.

25.3 Risks and Opportunities

All mineral resource projects have a degree of uncertainty or risk associated with them which can be due to several factors which can be technical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, among others in nature. All mineral resource projects also present their own opportunities. Table 25.4 outlines some of the Trixie project risks, their potential impact and possible ways of mitigation. Table 25.4 also outlines some of the Trixie projects opportunities and potential benefits.

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Table 25.4
Risks and Opportunities at the Trixie Project

Risk	Description and Potential Impact	Possible Risk Mitigation
Local grade continuity	Poor grade forecasting and reconciliation.	Develop grade control procedures that will allow the collection and analysis of extra grade control samples prior to mining an area.
Local density variability	Misrepresentation of the in-situ tonnes, which also affects the in-situ metal content estimate.	It is recommended to develop a procedure of collecting density measurements spatially throughout the deposit at regular intervals and implement their use in future mineralization models.
Geologic Interpretation.	If geologic interpretation and assumptions (geometry and continuity) used are inaccurate, then there is a potential lack of gold grade or continuity.	Continue infill drilling to upgrade mineral inventory to Measured and Indicated Category.
Void Locations.	If technical knowledge of the historic mine infrastructure is incomplete, then this deficiency could lead to local inaccuracies of the mineral resources and potential safety exposures	Conduct drilling and underground surveys to validate void locations and document intersected workings and refine void management plan.
Metallurgical recoveries are based on limited testwork.	Recovery might be lower than what is currently being assumed.	Conduct additional metallurgical tests.
Difficulty in attracting experienced professionals.	Technical work quality will be impacted and/or delayed.	Refine recruitment and retention planning and/or make use of consultants.
Conceptual mine plans and stoping layouts are based on limited geotechnical testwork.	Mining methods and dimensions selected might be different than what is currently being assumed.	Incorporate more comprehensive geotechnical data from drilling. Conduct additional geotechnical assessment and analysis.
Opportunities	**Explanation**	**Potential Benefit**
Surface and underground exploration drilling.	Potential to identify additional prospects and resources.	Adding resources increases the economic value of the mining project.
Potential improvement in metallurgical recoveries.	Additional metallurgical testwork can be performed to determine if recovery can be improved through ore sorting, flotation or cyanidation.	Lower capital and operating costs.
Potential improvement in mining assumptions.	Geotechnical analysis may determine mining methods and dimensions can be improved.	Improved mining productivity and lower costs.

Table supplied by Osisko Development.

Tintic Project 195 April 25, 2024

Osisko Development Corp. 25.4 C ONCLUSIONS With its purchase of TCM in May, 2022 , Osisko Development has acquired a major portion of the historical East Tintic Mining District in Utah . The east Tintic district has been a prolific mining district throughout most of its history with several past producers located within the boundaries of Osisko Development’s Tintic Project . The exploration, compilation and development work on the Trixie deposit conducted by Osisko Development since the initial MRE dated January 2023 , has resulted in a better understanding of the geology and mineralization . Based upon the work, Osisko Development has been able to provide an update to the mineral resource estimate for the Trixie deposit, with additional high priority target areas along strike to the north and at depth below historical areas at 756 and Survey Vein . Micon QPs have reviewed and validated the programs conducted by Osisko Development which are the basis for the 2024 mineral resource estimate, as well as validating the mineral resource itself . It is Micon’s QPs opinion that the exploration programs, which are the basis of the mineral resource estimate, and the mineral resource estimate itself have both been conducted according to industry best practices as outlined by the CIM . Therefore, Micon’s QPs believe that the 2024 mineral resource estimate can be used as the basis for further exploration and development work, and to expand the mineral resources . 196 Tintic Project April 25, 2024

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26.0 RECOMMENDATIONS

26.1 EXPLORATION BUDGET AND OTHER EXPENDITURES

The budgets presented in Table 26.1 and Table 26.2 summarize the estimated costs for completing the recommended drilling and exploration program described below. The budget is a cost estimate and guideline to complete the work. The budget is divided into a two-phase approach, with the second phase contingent on the successful completion of the first.

Table 26.1
Tintic Project, Recommended Budget for Further Work, Phase 1 (USD)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Trixie exploration drilling (756, T2 North, 75-85/Survey)	$300/ft	15,000 ft	$4,500,000
Trixie exploration development	$375/ft	2,400 ft	$900,000
Trixie porphyry exploration drilling	$400/ft	1,700	$680,000
Regional drilling (Eureka Standard, North Lily, Big Hill)	$250/ft	40,000 ft.	$10,000,000
Assays	$60/sample	40,000	$2,400,000
Surface geochemical surveys, surface and underground sampling and mapping, GIS compilation			$1,500,000
Operational and environmental permits and licenses			$1,000,000
Test stoping			$1,500,000
Concept mine engineering and geotechnical update			$200,000
Metallurgical test work			$250,000
Property wide activities, subtotal			$22,680,000
Contingency (~10%)			$2,268,000
Total Phase 1			**$25,948,000**

Table provided by Osisko Development.

Table 26.2
Tintic Project, Recommended Budget for Further Work, Phase 2 (US$)

Type of Activity	Cost/ft (approx.) All included	Quantity	Total (USD)
Additional infill and exploration drilling on existing resource	$260/ft.	20,000 ft.	$5,200,000
Additional regional drilling on CRD targets	$260/ft	20,000 ft.	$5,200,000
Updated MRE			$200,000
Completion of an internal scoping study for engineering			$1,000,000
Underground development for exploration	$2500/ft	7,500 ft.	$18,750,000
Subtotal Phase 2			$30,350,000
Contingency (~10%)			$3,035,000
Total Phase 2			**$33,385,000**
Total Phase 1 and 2			**$59,333,000**

Table provided by Osisko Development.

Tintic Project 197 April 25, 2024

Osisko Development Corp. It is the opinion of the Micon QPs that all of the recommended work is warranted and that only the amount of exploration drilling on new targets needs to be finalized . Micon and its QPs appreciate that the nature of the programs and expenditures may change as the further studies are undertaken, and that the final expenditures and results may not be the same as originally proposed . The underground development for exploration is contingent upon successful drilling results from surface and existing access underground . The Micon QPs are of the opinion that Osisko Development’s recommended work program and proposed expenditures are appropriate and well thought out . The Micon QPs believe that the proposed budget reasonably reflects the type and amount of the activities required to advance the Trixie deposit . 2. F URTHER R ECOMMENDATIONS Based on the results of the MRE reported herein Micon’s QPs recommend further exploration and development of Trixie deposit . It is recommended that Osisko Development continues with underground exploration drilling at Trixie in the areas north of T 2 and T 4 at the 625 Level, down dip of 756 , and down plunge of 75 - 85 to the presumed location of the Survey Vein and Sioux Ajax Fault . In addition to exploration at Trixie, it is recommended that Osisko Development continue its exploration program on the other mineral targets on the Tintic Property, with continued surface mapping and sampling, data compilation and surface drilling of regional high sulphidation, CRD and porphyry targets . In summary, the following work program is recommended : 1. Exploration Work : a) Conduct an additional approximately 4 , 500 m ( 15 , 000 ft . ) of underground diamond drilling for exploration and delineation at Trixie, with focus on 756 , South Survey, T 2 North and infill drilling . b) Conduct additional exploration drilling for a copper - gold - moly porphyry at depth below Trixie . c) Commence surface drilling of regional targets to potentially add further mineral resources in secondary deposits . Focus on Eureka Standard and North Lily, and porphyry targets around the Big Hill area . Each target should have a phase 1 of 10 , 000 m of surface drilling to adequately test the mineral potential . d) Continue generative work within the greater Tintic Project, including geophysical interpretation, historic data compilation, and geologic modelling of CRD targets at Tintic Standard and Burgin . 2. Metallurgical Testwork: a) Leaching tests to optimize conditions in terms of precious metal recovery, capital costs and operating costs. b) Comparative testwork and techno - economic study to compare heap, VAT and agitation leaching technologies. 198 Tintic Project April 25, 2024

Osisko Development Corp. c) Geochemical characterization testwork on representative feed and residue samples. d) Appropriate additional comminution testing, depending on the most likely process flowsheet. e) Characterization and leaching behavior testwork on sample of 75 - 85 material to de - risk processing variability of this structure. f) Variability testwork. 3. Internal Scoping Study : a) Complete independent metallurgical testwork at the Trixie test mine . Conduct variability testwork and separate recoverability testwork for each zone . If the zones exhibit notable or significant differences in recoveries, incorporate those into an updated resource model . b) Complete further geotechnical work . c) Identify further permitting considerations and potential environmental studies for the Project . d) Continue with further community engagement and social license management . e) Undertake further detailed economic analysis, based upon engineering and metallurgical trade - off studies . 199 Tintic Project April 25, 2024

Osisko Development Corp. 27.0 DATE AND SIGNITURE PAGE The independent Qualified Persons for this report are as follows: MICON INTERNATIONAL LIMITED 200 Tintic Project April 25, 2024 “William J. Lewis” {signed and sealed as of the report date} William J. Lewis, P.Geo. Senior Geologist Report Date: April 25, 2024. Effective Date: March 14, 2024. “Alan J. San Martin” {signed as of the report date} Ing. Alan J. San Martin, MAusIMM (CP) Mineral Resource Specialist Report Date: April 25, 2024. Effective Date: March 14, 2024. “Richard Gowans” {signed and sealed as of the report date} Richard M. Gowans, P.Eng. Principal Metallurgist Report Date: April 25, 2024. Effective Date: March 14, 2024.

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28.0 REFERENCES

28.1 GENERAL PUBLICATION AND REPORT REFERENCES

Allen, T.L., (2012), "Mafic Alkaline Magmatism in the East Tintic Mountains, West-Central Utah: Implications for a Late Oligocene Transition from Subduction to Extension." Provo, UT, Brigham Young University, M.S. thesis, 55 p., https://scholarsarchive.byu.edu/etd/2938/.

Allmendinger, R.W., and Jordan, T.E., (1981), "Mesozoic evolution, hinterland of the Sevier orogenic belt". Geology, vol. 9, no. 7, pp. 308–313. https://doi.org/10.1130/0091-7613(1981)9<308:MEHOTS>2.0.CO;2.

Applied Petrologic Services and Research, (2020), "Petrologic Studies of Drill Core & Subsurface Rock Chip from the Trixie Precious Metal Mine, Utah USA." Report APSAR123001 prepared for Tintic Consolidated Metals, 36 p.

Banks, Paul, (2015), An Update on harmonization of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 3, May,2015, pp 44 to 46. 41p.

Banks, Paul, (2015), Implementation of 2014 CIM Definition Standards, CIM Magazine, Vol. 10, No. 5, August,2015, pp 32 to 34.

Cohen, J. F., (2011), Compositional Variations in Hydrothermal White Mica and Chlorite from Wall- Rock Alteration at the Ann-Mason Porphyry Copper Deposit, Nevada. Journal of Chemical Information and Modeling vol. 53.

Jolette, C., (2022) Laboratory Audit – Burgin Mine, internal report conducted for Osisko Development Corp. by Qualitica Consulting Inc., 41 p.

John, D.A., Vikre, P.G., du Bray, E.A., Blakely, R.J., Fey, D.L., Rockwell, B.W., Mauk, J.L., Anderson, E.D., and Graybeal, F.T., (2018), "Descriptive models for epithermal gold-silver deposits." U.S. Geological Survey Scientific Investigations Report 2010–5070–Q, 247 p., https://doi.org/10.3133/sir20105070Q.

Kappes, Cassiday & Associates, (July, 2022), Trixie Project, T2 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, 127 p.

Kappes, Cassiday & Associates, (October, 2022), Trixie Project, T4 Soil Sample, Report of Metallurgical Test Work Prepared for Tintic Consolidated Metals LLC, 98 p.

Krahulec, K., and Briggs, D.F., (2006), "History, Geology, and Production of the Tintic Mining District, Juab, Utah, and Tooele Counties, Utah." in Bon., R.L., Gloyn, R.W., and Park, G.M., eds. Mining Districts of Utah, Geological Association of Utah Publication, no. 32, pp. 121–50.

Krahulec, K., (1996), "Geology and Geochemistry of the SWT Copper System, Tintic Mining District, Juab County, Utah." Geology and Ore Deposits of the American Cordillera: Field Trip Guidebook Compendium: April 10-13, 1995 Reno/Sparks, Nevada: pp 62 to 78.

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Keith, J.D., Dallmeyer, R.D., Kim., C-S., and Kowallis, B.J., (1989), "A Re-evaluation of the volcanic history and mineral potential of the central East Tintic Mountains, Utah." Utah Geological and Mineral Survey Open File Report 166, 86 p.

Hedenquist, J. W. and Henley, R. W., (1985), "Hydrothermal eruptions in the Waiotapu geothermal system, New Zealand: their origin, associated breccias, and relation to precious metal mineralization" Economic Geology, vol. 80, pp. 1640–1668.

Laughlin, A. W., Lovering, T.S., and Mauger, R.L., (1969), "Age of Some Tertiary Igneous Rocks from the East Tintic District, Utah." Economic Geology, vol. 64, no. 8, pp. 915 to 918, https://doi.org/10.2113/gsecongeo.64.8.915.

Lindgren, W. & G. F. Loughlin, (1919), Geology and Ore Deposits of the Tintic Mining District, Utah. 323.

Leveille, R.A., (2021), "Volcanic Stratigraphy, Instructions, and Targets, Tintic District, Utah." Report prepared for Tintic Consolidated Metals. 8 p.

Lewis, W.J., San Martin, A.J. and Gowans, R., (2023), NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America, for Osisko Development Corp. with a report date of January 27, 2023 and an effective date of January 10, 2023, 279 p.

Lovering, T. S., Morris, H. T., Wagner, H. V. & Stringham, B. F., (1960), Alteration Map of the East Tintic District, Utah.

Lovering, T. S., (1949), Rock Alteration as a Guide to Ore—East Tintic District, Utah. *Econ. Geol. Publ. Co.* doi:10.5382/mono.01.

McKean, A.P., (2011), "Volcanic stratigraphy and a kinematic analysis of NE-trending faults of Allens Ranch 7.5' quadrangle, Utah County, Utah." Provo, UT, Brigham Young University, M.S. thesis, 95 p., https://scholarsarchive.byu.edu/etd/2410/.

Moore, D.K., (1993), "Oligocene East Tintic volcanic Field, Utah – geology and petrogenesis." Provo, UT, Brigham Young University, M.S. thesis, 64 p.

Moore, D. K., Keith, J. D., Christiansen, E. H., Kim, C. S., Tingey, D. G., Nelson, S. T., and Flamm, D. S., (2007), "Petrogenesis of the Oligocene East Tintic volcanic field, Utah." in Willis, G.C., Hylland, M.D., Clark, D.L., and Chidsey, T.C., Jr., eds. Central Utah – Diverse geology of a Dynamic Landscape, Geological Association of Utah Publication, no. 36, pp. 163-180.

Morris, H. T., (1956), United States Geological Survey. Geologic Map and Section of the Tintic Junction Quadrangle, Juab, Tooele and Utah Counties, Utah. Map. 1:24 000. Bulletin 1142-L, Plate I. Reston, VA: U.S. Department of the Interior.

Morris, H., T. (1964), "Geology of the Eureka Quadrangle Utah and Juab Counties, Utah." Contributions to Economic Geology, Geological Survey Bulletin 1142-K. U.S. Department of the Interior.

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Osisko Development Corp. Morris, H . , T . (1964), “Geology of the Tintic Junction Quadrangle Tooele, Juab, and Utah Counties, Utah . ” Contributions to Economic Geology, Geological Survey Bulletin 1142 - L . Department of the Interior . Morris, H . T . , (1964), United States Geological Survey . Geologic Map and Section of the Eureka Quadrangle, Juab and Utah Counties, Utah . Map . 1 : 24 000 . Bulletin 1142 - K, Plate I . Reston, VA : U . S . Department of the Interior . Morris, H. T., (1974), Geologic Map of the East Tintic Mining District, Utah and Juab Counties, Utah. Morris, H . T . , Lovering, T . S . , Mogensen, A . P . , Shepard, W . M . , Perry, L . I . , and Smith, S . M . , (1979), “General Geology and Mines of the East - Tintic Mining District, Utah and Juab Counties, Utah . ” U . S . Geological Survey Professional Paper, vol . 1024 . Morris, H . T . , Lovering, T . S . , Mogensen, A . P . , Shepard, W . M . , Perry, L . I . , and Smith, S . M . , (1979), United States Geological Survey . Geologic map of the East Tintic mining district, Utah and Juab Counties, Utah . Map . 1 : 9 600 . Professional Paper 1024 , Plate I . Reston, VA : U . S . Department of the Interior . Morris, H . T . , Lovering, T . S . , Mogensen, A . P . , Shepard, W . M . , Perry, L . I . , and Smith, S . M . , (1979), United States Geological Survey . Geologic sections of the East Tintic mining district, Utah and Juab Counties, Utah . Map . 1 : 9 600 . Professional Paper 1024 , Plate II . Reston, VA : U . S . Department of the Interior . Prince, J . , (2024) Summary of 2023 Regional Exploration, East Tintic District, Utah . Osisko Development internal report, 68 p . Rockwell, B . W . , McDougal, R . R . , Gent, C . A . , (2005), Remote sensing for environmental site screening and watershed evaluation in Utah Mine lands : East Tintic mountains, Oquirrh mountains, and Tushar mountains . USHS Scientific Investigations Report 2004 - 5241 . SRK Consulting (U.S.)., (2021) “NI 43 - 101 Technical Report: Mineral Project Exploration Information, Tintic Project, Utah, U.S.A.” Prepared for Ivanhoe Electric, A.M. Deiss, QP, 158 p. Sillitoe, R.H., (2006), “Exploration Potential of the Tintic District.” Report prepared for Chief Consolidated Mining Company, 12 p. Tintic Consolidated Metals . , (2022), Technical Report on the Tintic Project : East Tintic Mining District : Utah County, Utah, USA . Draft NI - 43 - 101 prepared for Osisko Development Corporation, T . A . Henricksen, QP . 197 p . Utah Geological Survey and New Mexico Geochronology Research Laboratory . , (2007), “ 40 Ar/ 39 Ar Geochronology Results for the Furner Ridge and Tintic Mountain Quadrangles, Utah . ” Utah Geological Survey Open File Report 505 , 26 p . http : //geology . utah . gov/online/ofr/ofr - 505 . pdf . Utah Geological Survey and Nevada Isotope Geochronology Laboratory . , (2009), “ 40 Ar/ 39 Ar Geochronology Results for Tintic Mountain and Champlin Peak Quadrangles, Utah . ” Utah Geological Survey Open Field Report 558 , 17 p . http : //geology . utah . gov/online/ofr/ofr - 558 . pdf . 203 Tintic Project April 25, 2024

Osisko Development Corp. Yonkee, W. A., and Weil, A.B., (2015), "Tectonic evolution of the Sevier and Laramide belts within the North American Cordillera orogenic system." Earth - Science Reviews, vol. 150, pp. 531 - 593. 28.2 W EBSITE R EFERENCES Osisko Development Corporation website, (2023), https://osiskodev.com/news/ 204 Tintic Project April 25, 2024

Osisko Development Corp. 29.0 CERTIFICATES OF QUALIFIED PERSONS (AUTHORS) 205 Tintic Project April 25, 2024

Osisko Development Corp. CERTIFICATE OF AUTHOR William J. Lewis, P.Geo. As the co - author of this report for Osisko Development Corp . entitled “NI 43 - 101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated April 25 , 2024 , with an effective date of March 14 , 2024 , I, William J . Lewis do hereby certify that : 1. I am employed as a Principal Geologist by, and carried out this assignment for, Micon International Limited, Suite 601 , 90 Eglinton Avenue East, Toronto, Ontario M 4 P 2 Y 3 , tel . (416) 362 - 5135 , e - mail wlewis@micon - international . com . 2. This certificate applies to the Technical Report titled “NI 43 - 101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated April 25, 2024, with an effective date of March 14, 2024. 3. I hold the following academic qualifications: B.Sc. (Geology) University of British Columbia 1985. 4. I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480 ) ; as well, I am a member in good standing of several other technical associations and societies, including :  Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333).  Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450).  Professional Association of Geoscientists of Ontario (Membership # 1522). 5. I have worked as a geologist in the minerals industry for over 35 years. 6. I am familiar with NI 43 - 101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43 - 101 . My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 20 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals . 7. I have read NI 43 - 101 and this Technical Report has been prepared in compliance with the instrument. 8. I have visited the Tintic Project and the Trixie Deposit for three days between September 12 to September 16 , 2022 and again for two days between February 5 and February 8 , 2024 . 9. This is the second Technical Report I have written or co - authored for the mineral property that is the subject of this Technical Report . 10. I am independent Osisko Development Corp . and its subsidiaries according to the definition described in NI 43 - 101 and the Companion Policy 43 - 101 CP . 11. I am responsible for Section 1 (except for 1 . 7 ), 2 to 12 , 14 . 1 to 14 . 4 , 14 . 10 to 14 . 16 (except for 14 . 12 and 14 . 14 ) and 23 to 28 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report . 12. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading . Report Dated this 25 day of April, 2024 with an effective date of March 14, 2024. “William J. Lewis” {signed and sealed as of the report date} William J. Lewis, B.Sc., P.Geo. Principal Geologist, Micon International Limited 206 Tintic Project April 25, 2024

Osisko Development Corp. CERTIFICATE OF AUTHOR Ing. Alan J. San Martin, MAusIMM (CP) As the co - author of this report for Osisko Development Corp . entitled “NI 43 - 101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated April 25 , 2024 , with an effective date of March 14 , 2024 , I, Alan J . San Martin do hereby certify that : 1. I am employed as a Mineral Resource Specialist by Micon International Limited, Suite 601, 90 Eglinton Avenue East, Toronto, Ontario M4P 2Y3, tel. (416) 362 - 5135, e - mail asanmartin@micon - international.com . 2. I hold a bachelor’s degree in mining engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999. 3. I am a member in good standing of the following professional entities:  The Australasian Institute of Mining and Metallurgy accredited Chartered Professional in Geology, Membership #301778.  Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.  Colegio de Ingenieros del Perú (CIP), Membership # 79184. 4. I have continuously worked in my profession since 1999. My experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry. 5. I am familiar with NI 43 - 101 and form 43 - 101F1 and by reason of education, experience and professional registration with AusIMM(CP), I fulfill the requirements of a Qualified Person as defined in NI 43 - 101. 6. I have not visited the Tintic Project. 7. This is the second Technical Report I have written or co - authored for the mineral property that is the subject of this Technical Report. 8. As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading. 9. I have read NI 43 - 101 and this Technical Report has been prepared in compliance with the instrument. 10. I am independent Osisko Development Corp. and its subsidiaries according to the definition described in NI 43 - 101 and the Companion Policy 43 - 101 CP. 11. I am responsible for the preparation of Sections 14.5 to 14.9, 14.12 and 14.14 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report. Report Dated this 25 day of April, 2024 with an effective date of March 14, 2024. “Alan J. San Martin” {signed as of the report date} Ing. Alan J. San Martin, MAusIMM (CP) Mineral Resource Specialist, Micon International Limited 207 Tintic Project April 25, 2024

Osisko Development Corp. CERTIFICATE OF AUTHOR Richard M. Gowans, P.Eng. As the co - author of this report for Osisko Development Corp . entitled “NI 43 - 101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, USA” dated April 25 , 2024 , with an effective date of March 14 , 2024 , I, Richard Gowans do hereby certify that : 1. I am employed as Principal Metallurgist by, and carried out this assignment for, Micon International Limited, Suite 601 , 90 Eglinton Avenue East, Toronto, Ontario M 4 P 2 Y 3 , tel . (416) 362 - 5135 , e - mail rgowans@micon - international . com . 2. I hold the following academic qualifications: B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980. 3. I am a registered Professional Engineer of Ontario (membership number 90529389 ) ; as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum . 4. I am familiar with NI 43 - 101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43 - 101 . My work experience includes over 30 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants . 5. I have read NI 43 - 101 and this Technical Report has been prepared in compliance with the instrument. 6. I have not visited the Tintic Project. 7. I have not participated in the preparation of a prior Technical Reports on the Tintic Project. 8. I am independent of Osisko Development Corp. and its related entities, as defined in Section 1.5 of NI 43 - 101. 9. I am responsible for Section 1 . 7 and 13 of this Technical Report with Sections 15 through 22 not applicable to this Technical Report . 10. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading . Report Dated this 25 day of April, 2024 with an effective date of March 14, 2024. “Richard Gowans” {signed and sealed as of the report date} Richard Gowans P.Eng. Principal Metallurgist, Micon International Limited 208 Tintic Project April 25, 2024

Osisko Development Corp. APPENDIX 1 GLOSSARY OF MINING AND OTHER RELATED TERMS 209 Tintic Project April 25, 2024

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The following is a glossary of general mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).
Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.
Bulk sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.
Bullion	Precious metal formed into bars or ingots.
By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.
Contact	A geological term used to describe the line or plane along which two different rock formations or rock types meet.
Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.
Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

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Cross-cut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.
Cu	Symbol for the element copper.
Cut-off grade	The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.
Development drilling	Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.
Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.
Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
Doré	A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth's surface, in the temperature range of 50 to 200°C.
Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.
Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.
Fold	Any bending or wrinkling of rock strata.
Footwall	The rock on the underside of a vein or mineralized structure or deposit.

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Osisko Development Corp. Fracture 212 Tintic Project April 25, 2024 A break in the rock, the opening of which allows mineral - bearing solutions to enter . A "cross - fracture" is a minor break extending at more - or - less right angles to the direction of the principal fractures . G g/t g/t Grade Abbreviation for gram(s) per metric tonne . Abbreviation for gram(s) per tonne . Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass . With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt) . One gram is equal to 0 . 0321507 troy ounces . Gram H Hanging wall High grade The rock on the upper side of a vein or mineral deposit. Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit. The rock surrounding an ore deposit. Processes associated with heated or superheated water, especially mineralization or alteration. Host rock Hydrothermal I Indicated Mineral Resource An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit . Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation . An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve . Inferred Mineral Resource An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling . Geological evidence is sufficient to imply but not verify geological and grade or quality continuity . An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve . It is reasonably expected that the majority of Inferred

Osisko Development Corp. Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.” A body of igneous rock formed by the consolidation of magma intruded into other 213 Tintic Project April 25, 2024 Intrusive K km Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles. L Leaching The separation, selective removal or dissolving - out of soluble constituents from a rock or ore body by the natural actions of percolating solutions . The horizontal openings on a working horizon in a mine ; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart . Level M m Abbreviation for metre(s) . One metre is equal to 3 . 28 feet . Measured Mineral Resource A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit . Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation . A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource . It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve . Metallurgy The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes . Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust . A plant in which ore is treated and metals are recovered or prepared for smelting ; also a revolving drum used for the grinding of ores in preparation for treatment . An excavation beneath the surface of the ground from which mineral matter of value is extracted . A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form . Metamorphic Mill Mine Mineral Mineral Concession

Osisko Development Corp. That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface . The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit . 214 Tintic Project April 25, 2024 Mineralization Mineral Resource • A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction . The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling . Mineral Resources are sub - divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories . An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource . An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource . The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43 - 101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11 , 2005 , updated as of November 27 , 2010 and more recently updated as of May 10 , 2014 (the CIM Standards) . N Net Smelter Return A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs . NI 43 - 101 National Instrument 43 - 101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada . The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada . This includes foreign - owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over the Counter (OTC) derivatives or other instrumented securities . The NI 43 - 101 rules and guidelines were updated as of June 30 , 2011 .

Osisko Development Corp. O Open Pit/Cut 215 Tintic Project April 25, 2024 A form of mining operation designed to extract minerals that lie near the surface . Waste or overburden is first removed, and the mineral is broken and loaded for processing . The mining of metalliferous ores by surface - mining methods is commonly designated as open - pit mining as distinguished from strip mining of coal and the quarrying of other non - metallic materials, such as limestone and building stone . Osisko Development Osisko Development Corp., including, unless the context otherwise requires, the Company's subsidiaries. Outcrop An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water. A chemical reaction caused by exposure to oxygen that result in a change in the chemical composition of a mineral. A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams. Abbreviation for ounce. Oxidation Ounce oz P Plant A building or group of buildings in which a process or function is carried out ; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator . A common, pale - bronze or brass - yellow, mineral composed of iron and sulphur . Pyrite has a brilliant metallic luster and has been mistaken for gold . Pyrite is the most wide - spread and abundant of the sulphide minerals and occurs in all kinds of rocks . Pyrite Q Qualified Person Conforms to that definition under NI 43 - 101 for an individual : (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining ; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice ; (c) to have experience relevant to the subject matter of the mineral project and the technical report ; (d) is in good standing with a professional association ; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement ; and (ii) requires (A . ) a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness ; or (B . ) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining .

Osisko Development Corp. R Reclamation 216 Tintic Project April 25, 2024 The restoration of a site after mining or exploration activity is completed. S Shoot A concentration of mineral values ; that part of a vein or zone carrying values of ore grade . The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface . A narrow vein or irregular filament of a mineral or minerals traversing a rock mass . A group of minerals which contains sulphur and other metallic elements such as copper and zinc . Gold and silver are usually associated with sulphide enrichment in mineral deposits . Strike Stringer Sulphides T Tonne A metric ton of 1,000 kilograms (2,205 pounds). V Vein A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source. W Wall rocks Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody. Unmineralized, or sometimes mineralized, rock that is not minable at a profit. May be a shaft, quarry, level, open - cut, open pit, or stope etc. Usually noted in the plural. Waste Working(s) Z Zone An area of distinct mineralization.

Osisko Development Corp. APPENDIX 2 TINTIC PROJECT PROPERTIES AND MINERAL RIGHTS 217 Tintic Project April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Properties and Mineral Rights

Patented Claims Leased (Okelberry):

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
CROWN POINT EXTENSION NO.1	5774	884211	T10S	R2W	29
CROWN POINT EXTENSION NO.2	5774	884211	T10S	R2W	28: NE¼
CROWN POINT EXTENSION NO.3	5774	884211	T10S	R2W	28: NE¼
MAPLE LEAF #1	5774	884211	T10S	R2W	27: NW¼ 28: NE¼
MAPLE LEAF #2	5774	884211	T10S	R2W	21: SE¼ 28: NE¼
MAPLE LEAF	5774	884211	T10S	R2W	21: SE¼ 28: NE¼
FRANK	6025	3025	T10S	R2W	29
NASHVILLE NO.2	6402	852823	T10S	R2W	28: NW¼
COYOTE NO.6	6402	879792	T10S	R2W	21: SE¼ 28: NE¼
NASHVILLE NO.3	6402	852823	T10S	R2W	27: NW¼ 28: NE¼
COYOTE NO.1	6402	852823	T10S	R2W	21: SE¼
COYOTE NO.2	6402	852823	T10S	R2W	21: SE¼ 28: NE¼
COYOTE NO.3	6402	852823	T10S	R2W	21: SE¼
COYOTE NO.10	6402	852823	T10S	R2W	8, 9, 16, 17
COYOTE FRACTION	6402	852823	T10S	R2W	8
COYOTE NO.11	6402	852823	T10S	R2W	17
NASHVILLE NO.1	6402	852823	T10S	R2W	9
NASHVILLE NO.4	6402	852823	T10S	R2W	9
HILL TOP NO.2	6402	852823	T10S	R2W	8, 9
MAUD	6779	989402	T10S	R2W	29
UNO	6779	989402	T10S	R2W	29
NEVADA EXTENSION	6779	989402	T10S	R2W	29

Trixie Claims:

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
Cameo #27	6766	1006490	T10S	R2W	28: NE¼
Cedar	6574	959091	T10S	R2W	28: NE¼
Cedar No. 1	6574	959091	T10S	R2W	28: NE¼
Cedar No. 4	6737	993922	T10S	R2W	27: NW¼

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Osisko Development Corp.

Name	Survey No.	Patent No.	Township	Range	A Portion of Sections
					28: NE¼
East Point #5	6091	397059	T10S	R2W	21: SE¼ 28: NE¼
Rose	7138	1108693	T10S	R2W	21: SE¼ 28: NE¼
Trixy	6073	214588	T10S	R2W	27: NW¼ 28: NE¼
TRUMP	6073	214588	T10S	R2W	28: NW¼
Vern No. 2	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Four	6766	1006490	T10S	R2W	27: NW¼ 28: NE¼
White Rose No. 5 Amended	6766	1006490	T10S	R2W	21: SE¼
White Rose No. Six	6766	1006490	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Seven	6766	1006490	T10S	R2W	21: SE¼

Burgin Claims:

Name	SurveyNo.	PatentNo.	Township	Range	A Portion of Sections
Christmas	*6560*	*915159*	*T10S*	*R2W*	*15: SE¼* *22: NE¼*
Christmas No. 1	*6560*	*915159*	*T10S*	*R2W*	*15: SE¼* *22: NE¼*
Detective No. 5	*6560*	*915159*	*T10S*	*R2W*	*15: SE¼*
Detective No. 7	*6560*	*915159*	*T10S*	*R2W*	*15: SE¼*
Sunny Side No. 1	*6560*	*915159*	*T10S*	*R2W*	*15: SE¼* *22: NE¼*
Climax No. 1	*6784*	*1038307*	*T10S*	*R2W*	*15: SE¼* *22: NE¼*
Climax No. 2	*6784*	*1038307*	*T10S*	*R2W*	*15: SE¼*
Eastern No. 2	*6784*	*1038307*	*T10S*	*R2W*	*11: SW¼* *14: NW¼* *15: SE¼*
Zenith No. 1	*6752*	*945099*	*T10S*	*R2W*	*14: NW¼, SW¼* *22: NE¼*
Zenith No. 19	*6752*	*945099*	*T10S*	*R2W*	*14: NW¼* *22: NE¼*
Eastern No. 10	*6784*	*1038307*	*T10S*	*R2W*	*14: NW¼*
Eastern No. 11	*6784*	*1038307*	*T10S*	*R2W*	*11: SW¼* *14: NW¼*
Eastern No. 3	*6784*	*1038307*	*T10S*	*R2W*	*14: NW¼* *15: SE¼* *22: NE¼*

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Osisko Development Corp.

Eastern No. 4	*6784*	*1038307*	*T10S*	*R2W*	*14: NW¼ SW¼*
Eastern No. 7	*6784*	*1038307*	*T10S*	*R2W*	*14: NW¼, SW¼*
Eastern No. 8	*6784*	*1038307*	*T10S*	*R2W*	*14: NW¼*
Eastern No. 9	*6784*	*1038307*	*T10S*	*R2W*	*11: SW¼ 14: NW¼*
Eastern No. 12	*6785*	*1039439*	*T10S*	*R2W*	*14: NW¼*
Eastern No. 13	*6785*	*1039439*	*T10S*	*R2W*	*11: SW¼ 14: NW¼*
Eastern No. 14	*6785*	*1039439*	*T10S*	*R2W*	*11: SW¼ 14: NW¼*
Eastern No. 15	*6785*	*1039439*	*T10S*	*R2W*	*14: NW¼*
Eastern No. 17	*6785*	*1039439*	*T10S*	*R2W*	*14: NW¼*
Inez No. 3	*6801*	*1042410*	*T10S*	*R2W*	*14: NW¼, SW¼*
Wonderer No. X6	*6466*	*971242*	*T10S*	*R2W*	*15: SE¼*
Wonderer No. X5	*6466*	*971242*	*T10S*	*R2W*	*15: SE¼*
Wonderer AMND	*6466*	*971242*	*T10S*	*R2W*	*11: SW¼ 15: SE¼*

Unpatented Claims Owned:

Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
ANNA 1	UT101615071	UT101615071	UMC446009	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 2	UT101615072	UT101615072	UMC446010	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 3	UT101615073	UT101615073	UMC446011	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 4	UT101615074	UT101615074	UMC446012	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 5	UT101615075	UT101615075	UMC446013	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 6	UT101615076	UT101615076	UMC446014	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 7	UT101615077	UT101615077	UMC446015	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 8	UT101615078	UT101615078	UMC446016	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 9	UT101615079	UT101615079	UMC446017	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 10	UT101615080	UT101615080	UMC446018	UMC446009	LODE CLAIM	11S 2W 15	

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Osisko Development Corp.

Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
ANNA 11	UT101615081	UT101615081	UMC446019	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 12	UT101615082	UT101615082	UMC446020	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 13	UT101615083	UT101615083	UMC446021	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 14	UT101615084	UT101615084	UMC446022	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 15	UT101615085	UT101615085	UMC446023	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 16	UT101615086	UT101615086	UMC446024	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 17	UT101615087	UT101615087	UMC446025	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 18	UT101615088	UT101615088	UMC446026	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 19	UT101615089	UT101615089	UMC446027	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 20	UT101615090	UT101615090	UMC446028	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 21	UT101615841	UT101615841	UMC446029	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 22	UT101615842	UT101615842	UMC446030	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 23	UT101615843	UT101615843	UMC446031	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 24	UT101615844	UT101615844	UMC446032	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 25	UT101615845	UT101615845	UMC446033	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 26	UT101615846	UT101615846	UMC446034	UMC446009	LODE CLAIM	11S 2W 15	
ANNA 27	UT101615847	UT101615847	UMC446035	UMC446009	LODE CLAIM	11S 2W 15	
CLOE NO 1	UT101615848	UT101615848	UMC446036	UMC446009	LODE CLAIM		
CLOE NO 2	UT101615849	UT101615849	UMC446037	UMC446009	LODE CLAIM	11S 2W 22	
CLOE NO 3	UT101615850	UT101615850	UMC446038	UMC446009	LODE CLAIM	11S 2W 22	
CLOE NO 4	UT101615851	UT101615851	UMC446039	UMC446009	LODE CLAIM	11S 2W 22	
CLOE NO 5	UT101615852	UT101615852	UMC446040	UMC446009	LODE CLAIM	11S 2W 22	
LAUREN NO 1	UT101615853	UT101615853	UMC446041	UMC446009	LODE CLAIM	11S 2W 15	

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Osisko Development Corp.

Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
LAUREN NO 2	UT101615854	UT101615854	UMC446042	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 3	UT101615855	UT101615855	UMC446043	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 4	UT101615856	UT101615856	UMC446044	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 5	UT101615857	UT101615857	UMC446045	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 6	UT101615858	UT101615858	UMC446046	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 7	UT101616463	UT101616463	UMC446047	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 8	UT101616464	UT101616464	UMC446048	UMC446009	LODE CLAIM	11S 2W 15	
LAUREN NO 9	UT101616465	UT101616465	UMC446049	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 1	UT101616466	UT101616466	UMC446050	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 2	UT101616467	UT101616467	UMC446051	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 3	UT101616468	UT101616468	UMC446052	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 4	UT101616469	UT101616469	UMC446053	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 5	UT101616470	UT101616470	UMC446054	UMC446009	LODE CLAIM	11S 2W 15	
SANDY B NO 10	UT101857326	UT101857326	UMC445639	UMC445639	LODE CLAIM	11S 2W 22	NE NW
SANDY B NO 11	UT101857327	UT101857327	UMC445640	UMC445639	LODE CLAIM	11S 2W 22	NE NW
SANDY B NO 12	UT101857328	UT101857328	UMC445641	UMC445639	LODE CLAIM	11S 2W 22	NE NW
SANDY B NO 13	UT101857329	UT101857329	UMC445642	UMC445639	LODE CLAIM	11S 2W 22	NE NW
SANDY B NO 14	UT101857330	UT101857330	UMC445643	UMC445639	LODE CLAIM	11S 2W 22	NE NW SE SW
SANDY B NO 19	UT101857331	UT101857331	UMC445644	UMC445639	LODE CLAIM	11S 2W 22	NE
SANDY B NO 20	UT101857332	UT101857332	UMC445645	UMC445639	LODE CLAIM	11S 2W 22	NE
SANDY B NO 21	UT101857333	UT101857333	UMC445646	UMC445639	LODE CLAIM	11S 2W 22	NE
SANDY B NO 22	UT101857334	UT101857334	UMC445647	UMC445639	LODE CLAIM	11S 2W 22	NE

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Osisko Development Corp.

Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
SANDY B NO 23	UT101857335	UT101857335	UMC445648	UMC445639	LODE CLAIM	11S 2W 22	NE SE
TRACY KT NO 1	UT101718478	UT101718478	UMC446346	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 2	UT101718479	UT101718479	UMC446347	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 3	UT101718480	UT101718480	UMC446348	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 4	UT101718481	UT101718481	UMC446349	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 5	UT101718482	UT101718482	UMC446350	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 6	UT101718483	UT101718483	UMC446351	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 7	UT101718484	UT101718484	UMC446352	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 8	UT101718485	UT101718485	UMC446353	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 9	UT101719330	UT101719330	UMC446354	UMC446346	LODE CLAIM	11S 2W 11	SW
TRACY KT NO 10	UT101719331	UT101719331	UMC446355	UMC446346	LODE CLAIM	11S 2W 11	SW
SANDY B NO 6	UT101858489	UT101858489	UMC445649	UMC445649	LODE CLAIM	11S 2W 22	SW
SANDY B NO 7	UT101858490	UT101858490	UMC445650	UMC445649	LODE CLAIM	11S 2W 22	SW
SANDY B NO 8	UT101858491	UT101858491	UMC445651	UMC445649	LODE CLAIM	11S 2W 22	SW
SANDY B NO 9	UT101858492	UT101858492	UMC445652	UMC445649	LODE CLAIM	11S 2W 22	SW
SANDY B NO 15	UT101858493	UT101858493	UMC445653	UMC445649	LODE CLAIM	11S 2W 22	SE SW
SANDY B NO 16	UT101858494	UT101858494	UMC445654	UMC445649	LODE CLAIM	11S 2W 22	SE SW
SANDY B NO 17	UT101858495	UT101858495	UMC445655	UMC445649	LODE CLAIM	11S 2W 22	SE SW
SANDY B NO 18	UT101858496	UT101858496	UMC445656	UMC445649	LODE CLAIM	11S 2W 22	SE SW
SANDY B NO 24	UT101858497	UT101858497	UMC445657	UMC445649	LODE CLAIM	11S 2W 22	SE
SANDY B NO 25	UT101858498	UT101858498	UMC445658	UMC445649	LODE CLAIM	11S 2W 22	SE
SANDY B NO 26	UT101858499	UT101858499	UMC445659	UMC445649	LODE CLAIM	11S 2W 22	SE
SANDY B NO 27	UT101858500	UT101858500	UMC445660	UMC445649	LODE CLAIM	11S 2W 22	SE

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Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
CLOE NO 6	UT101858501	UT101858501	UMC445661	UMC445649	LODE CLAIM	11S 2W 22	SW
CLOE NO 7	UT101858502	UT101858502	UMC445662	UMC445649	LODE CLAIM	11S 2W 22	SW
CLOE NO 8	UT101858503	UT101858503	UMC445663	UMC445649	LODE CLAIM	11S 2W 22	SW
CLOE NO 9	UT101858504	UT101858504	UMC445664	UMC445649	LODE CLAIM	11S 2W 22	SW
CCM 4	UT101363382	UT101363382	UMC399886	UMC399883	LODE CLAIM	10S 2W 29	NW
CCM 5	UT101363383	UT101363383	UMC399887	UMC399883	LODE CLAIM	10S 2W 29 10S 2W 20	NW SW
CCM 6	UT101363384	UT101363384	UMC399888	UMC399883	LODE CLAIM	10S 2W 29 10S 2W 20	NW SW
CCM 7	UT101363385	UT101363385	UMC399889	UMC399883	LODE CLAIM	10S 2W 20	SW
CCM 8	UT101363386	UT101363386	UMC399890	UMC399883	LODE CLAIM	10S 2W 19	NE SE
CCM 9	UT101364242	UT101364242	UMC399891	UMC399883	LODE CLAIM	10S 2W 20	SE SW
CCM 10	UT101364243	UT101364243	UMC399892	UMC399883	LODE CLAIM	10S 2W 20	SW
CCM 11	UT101364244	UT101364244	UMC399893	UMC399883	LODE CLAIM	10S 2W 20	NW
CCM 12	UT101364245	UT101364245	UMC399894	UMC399883	LODE CLAIM	10S 2W 20	NW
CCM 43	UT101650658	UT101650658	UMC403434	UMC403414	LODE CLAIM	10S 2W 17	SE
CCM 44	UT101650659	UT101650659	UMC403435	UMC403414	LODE CLAIM	10S 2W 17	SE SW
CCM 45	UT101650660	UT101650660	UMC403436	UMC403414	LODE CLAIM	10S 2W 17	SE SW
CCM 46	UT101651635	UT101651635	UMC403437	UMC403414	LODE CLAIM	10S 2W 17	SE
DAN SULLIVAN	UT101678678	UT101678678	UMC403515	UMC403515	LODE CLAIM	10S 2W 17	SE SW
DAN SULLIVAN # 1	UT101678679	UT101678679	UMC403516	UMC403515	LODE CLAIM	10S 2W 17	SW
CCM 14	UT101364247	UT101364247	UMC399896	UMC399883	LODE CLAIM	10S 2W 22	NW
CCM 13	UT101364246	UT101364246	UMC399895	UMC399883	LODE CLAIM	10S 2W 21	SW
CCM 15	UT101364248	UT101364248	UMC399897	UMC399883	LODE CLAIM	10S 2W 15	SE
CCM 16	UT101364249	UT101364249	UMC399898	UMC399883	LODE CLAIM	10S 2W 10	NW

Tintic Project 224 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	Serial Number	Lead File Number	Legacy Serial Number	Legacy Lead File Number	Claim Type	Township Range Section	Quadrant
CCM 17	UT101364250	UT101364250	UMC399899	UMC399883	LODE CLAIM	10S 2W 3 10S 2W 10	SW NW
CCM 18	UT101364251	UT101364251	UMC399900	UMC399883	LODE CLAIM	10S 2W 3	SE
CCM 19	UT101364252	UT101364252	UMC399901	UMC399883	LODE CLAIM	10S 2W 3	NE SE
CCM 20	UT101364253	UT101364253	UMC399902	UMC399883	LODE CLAIM	10S 2W 3	NE
CCM 21	UT101364254	UT101364254	UMC399903	UMC399883	LODE CLAIM	9S 2W 34	SE SW
TRIXIE EAST NO 1	UT105790757	UT105790757			LODE CLAIM	10S 2W 28 10S 2W 33	
TRIXIE EAST NO 2	UT105790758	UT105790757			LODE CLAIM	10S 2W 27 10S 2W 28 10S 2W 33	
TRIXIE EAST NO 3	UT105790759	UT105790757			LODE CLAIM	10S 2W 27 10S2W 28	
TRIXIE EAST NO 4	UT105790760	UT105790757			LODE CLAIM	10S 2W 27 10S 2W 28	

Patented Claims Owned:

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
ACORN AMENDED	62661	6847	UTAH, JUAB	10S	2W	33
ALABAMA	21897	312	JUAB	10S	2W	18
ALFALFA	19300	5685	UTAH	10S	2W	20
ALLA	44793	4287	JUAB	JUAB	3W	11
ALMA (Card-657)	63074	6052	JUAB	10S	2W	32
ALOHA	43515, 43514	4536	JUAB	10S	2W, 3W	7, 13
ALPHA MILL	43512	105	JUAB	10S	2W, 3W	7, 12
ALPINE	40335, 21785	6775	UTAH	10S	2W	9
AMELIA RIVES ADDITION	01588	4550	JUAB	10S	2W	30
AMELIE RIVES	01588	4550	JUAB	10S	2W	30
AMERICA (Card-657)	63076	6052	JUAB	10S	2W	32
AMERICAN	19298	5698	UTAH	10S	2W	20
AMERICAN STAR	21942	240	JUAB	10S	2W	18,19
ANA LARA	40193	4360	JUAB	10S, 11S	2W	31, 2
ANACONDA	40423	3220	UTAH	10S	2W	19
ANACONDA LODE	21858	3519	UTAH, JUAB	10S	2W	17,18

Tintic Project 225 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
ANDY AMENDED	19284	6433	UTAH	10S	2W	16
ANGLE	19291	5854	UTAH	10S	2W	20
ANITA	40090	4535	JUAB	10S	2W, 3W	30, 25
ARROW	19295	5714	UTAH	10S	2W	20
ANNA MARGARET	21889	264	UTAH	9S, 10S	3W	1, 2, 35, 36
ANNA NO.2	60745	4320	JUAB	10S	3W	24
ANNIE HURLEY	40406	4628	UTAH	10S	2W	17, 20
ANNIE MAY GUNDRY	4365	3241	JUAB	10S	2W	30
ANTELOPE	39951	5999	JUAB	10S	2W	31
ANTELOPE FRACTION	40180	6014	JUAB	10S	2W	31
ANTELOPE NO.2	40184	5999	JUAB	10S	2W	31
ARDATH	40079	3332	JUAB	10S	2W	30
ARGENTA	4362	290	JUAB	10S	2W	30
ARGENTUM	40408	4623	UTAH	10S	2W	17
ATAIR	19283	6439	UTAH	10S	2W	21
AUG BESTELMEYER	40398	5736	UTAH	10S	2W	17
AUGUST GULCH	4390	5795	UTAH	10S	2W	16
AUGUST NO.1	40399	5736	UTAH	10S	2W	16, 17
AURORA	43540	4536	JUAB	10S	2W, 3W	13, 18
AURORA NO.1	43539	4536	JUAB	10S	2W, 3W	13, 18
AURORIA	19316	4282	UTAH	10S	2W	16
AVELANCHE	40104	4523	JUAB	10S	2W, 3W	25, 30
BALTIC	21886	6024	UTAH	10S	2W, 3W	1, 2, 6, 7
BALTIMORE NO.3	21844	6000	UTAH	10S	2W	9
BANK NOTE NO.12	21792	6757	UTAH	10S	2W	27
BANK NOTE NO.13	60563	6757	UTAH	10S	2W	27
BANK NOTE NO.14	60564	6757	UTAH	10S	2W	27
BANK NOTE NO.15	60565	6757	UTAH	10S	2W	27
BANK NOTE NO.16	60566	6757	UTAH	10S	2W	27
BAPTA	21953	4026	JUAB	10S	3W	13
BATTERY B	43525	4536	JUAB	10S	2W	7
BAVARIA GIRL	4394	5734	UTAH	10S	2W	16, 17
BEECHER	24821	196A	JUAB	10S	2W	18, 19
BELVA	40334	6975	UTAH	10S	2W	17
BEND	21837	6402	UTAH	10S	2W	4, 5
BEND NO.1	21883	6430	UTAH	10S	2W	5
BEND NO.2	21834	6430	UTAH	10S	2W	5
BEND NO.3	60397	6430	UTAH	10S	2W	5

Tintic Project 226 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
BERTHA	60696	6402	UTAH	10S	2W	8, 9
BIG EASTERN MINE	19336	3149	UTAH	10S	2W	20
BIG SPRING	19281	6462	UTAH	10S	2W	28, 33
BILL MCKINLEY	21901	5081	JUAB	10S	3W	24
BILL SHULER	19342	219	UTAH	10S	2W	20, 29
BLACK DRAGON	51905	49	JUAB	10S	2W	30, 31
BLACK DRAGON LODE FIRST EXTENSION SOUTH CLAIMS 3 & 4	33525	79	JUAB	10S	2W	31
BLAK EAGEL	21752	6848	UTAH	10S	2W	15, 22
BLAK EAGEL #1	60366	6848	UTAH	10S	2W	15
BLACK JACK	40092	101	JUAB	10S	2W	30
BLACK ROCK	31174	3746	JUAB	9S, 10S	3W	35, 2
BLUE BELL	62827	124	JUAB	10S	2W	18, 19
BLUE BIRD	40194	4360	JUAB	10S	2W	31
BLUE BIRD EXTENSION	4398	3904	JUAB	11S	2W	8
BLUE RIBBON AMENDED	62662	6847	UTAH	10S	2W	28
BLUE RIBBON AMENDED #1	62663	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 2 AMENDED	19260	6847	UTAH	10S	2W	28
BLUE RIBBON NO. 3 AMENDED	62657	6847	UTAH	10S	2W	28
BLUFF	21809	6582	UTAH	9S, 10S	2W, 3W	2, 34
BOGDAN FRACTION AMENDED	40122	6666	JUAB	10S	2W	31
BOGDAN NO.1	40119	6666	JUAB	10S	2W	31
BOGDAN NO.2	40120	6666	JUAB	10S	2W	31
BOGDAN NO.3 AMENDED	40121	6666	JUAB	10S	2W	31
BOOM MS	21957	247	JUAB	10S	2W	18
BOSS TWEED	40316	237	JUAB	10S	2W	30
BOSS TWEED EXTENSION	40317	237	JUAB	10S	2W	30
BRAGO	4368	6779	JUAB	10S	2W	29, 32
BRAZIL LODE 2ND.	40318	274	JUAB	10S	2W	30
BRAZILIAN	40084	307	JUAB	10S	3W	24
BROOKLYN	101115	86	JUAB	10S	2W	31
BROOKLYN NO.2	51906	3783	JUAB	10S	2W	31
BROWNIE	24800	4053	UTAH, JUAB	10S	2W	30
BUDDER	60818	5905	JUAB	10S	2W	29, 30
BULLION	21954	76	JUAB	10S	3W	13
BULLION FRACTION	4345	6935	UTAH	10S	2W	16
BURGLAR EXTENSION (Card-657)	76395	6052	JUAB	10S	2W	32

Tintic Project 227 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
BURGLER(Card-113)	63111	4141	JUAB	11S	2W	5
BUTTE	19314	4420	UTAH	10S	2W	20
BUZZARD	62658	6847	UTAH	10S	2W	28,29
C.S.D.	21888	265	UTAH	9S	3W	35
CADAVER	35090	4180	UTAH	10S	2W, 3W	30, 25
CAFFER EXTENSION	25527	187	JUAB	10S	2W, 3W	19, 24
CALDWELL	40428	6438	UTAH	10S	2W	9
CALIFORNIA	40418	342	UTAH	10S	2W	29
CAMEO NO.27	19268	6766	UTAH	10S	2W	28
CAMEO NO.33	62680	6766	UTAH	10S	2W	27
CAMEO NO.34	19269	6737	UTAH	10S	2W	27
CANE		250	JUAB	10S	3W	25
CAPTAIN S.	24799	4054	UTAH, JUAB	10S	2W	20, 29
CARISA	40026	56	UTAH, JUAB	10S	2W	29, 30
CARL	63115	6847	JUAB	10S	2W	29, 32
CAROLINE	19329	37	UTAH	10S	2W	16
CASCARA	43510, 43511	4536	JUAB	10S	3W	7, 12
CASTLE	62729	5714	UTAH	10S	2W	20
CATHARINA BESTELMEYER	64974	5734	UTAH	10S	2W	16, 17
CEDAR	19276	6574	UTAH	10S	2W	28
CEDAR NO.5 AMENDED	21795	6737	UTAH	10S	2W	27,28
CEDAR FRACTION	4348	6882	UTAH	10S	2W	9
CEDAR NO.1	62698	6574	UTAH	10S	2W	28
CEDAR NO.10	4378	6436	UTAH	10S	2W	9
CEDAR NO.2	62697	6574	UTAH	10S	2W	28
CEDAR NO.2	60714	6000	UTAH	10S	2W	9
CEDAR NO.3	62698	6574	UTAH	10S	2W	28
CEDAR NO.4	60713	6000	UTAH	10S	2W	9
CEDAR NO.4	19271	6737	UTAH	10S	2W	9
CEDAR NO.6	19255	7140	UTAH	10S	2W	27, 28
CHIEF FRACTION	60756	6289	JUAB	10S	2W	18
CHIEF NO. 9	21875	6484	UTAH	9S	2W	29
CHIEF NO.10	21876	6484	UTAH	9S	2W	29
CHIEF NO.4	60260	6484	UTAH	9S	2W	29
CHIEF NO.5	60264	6484	UTAH	9S	2W	29
CHIEF NO.6	60265	6484	UTAH	9S	2W	29
CHIEF NO.7	60266	6484	UTAH	9S	2W	29
CHIEF NO.8	60267	6484	UTAH	9S	2W	29

Tintic Project 228 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
CHRISTMAS	21812	6560	UTAH	10S	2W	15, 22
CHRISTMAS NO.1	60616	6560	UTAH	10S	2W	15, 22
CHRISTMAS NO.1	21866	6633	UTAH	9S	2W	33
CHRISTMAS NO.2	60217	6633	UTAH	9S	2W	33
CHRISTMAS NO.3	60218	6633	UTAH	9S	2W	33
CHRISTMAS NO.4	60220	6633	UTAH	9S	2W	27, 33, 34
CHRISTMAS NO.5	21798	6633	UTAH	9S	2W	33
CHRISTMAS NO.6	60580	6633	UTAH	9S	2W	33, 34
CHRISTMAS NO.7	60581	6633	UTAH	9S	2W	34
CHURCH STREET [SIC]	43551	3871	JUAB	10S	3W	12, 13
CINCH	60761	264	JUAB	10S	3W	2, 35
CLARA	66457	5795	UTAH	10S	2W	16
CLARA NO.2 EXTENSION	4373	6553	UTAH	10S	2W	16
CLARA NO.2	66459	5795	UTAH	10S	2W	16
CLARK	40429	6438	UTAH	10S	2W	9,16
CLIMAX	62706	6439	UTAH	10S	2W	21
CLIMAX NO.1	21783	6784	UTAH	10S	2W	15, 22
CLIMAX NO.2	60525	6784	UTAH	10S	2W	15
CLIMAX PLACER	43541	4800	JUAB	10S	2W	18
CLINTON	62730	5714	UTAH	10S	2W	20
CLIPPER	62731	5714	UTAH	10S	2W	20
CLOUD	40043	6025	JUAB	10S	2W	29
COFFER	63160	186	JUAB	10S	3W	13,18,19,24
COLCONDA	1268	293	JUAB	10S	2W	30
COLD CANYON	43522	4536	JUAB	10S	2W	7,12
COLORADO	19321	4420	UTAH	10S	2W	20, 29
COLORADO CHIEF	60747	139	JUAB	10S	3W	13
COMET AMENDED	62707	6433	UTAH	10S	2W	16
COMING SUMMER	4387	330	JUAB	10S	3W	24, 25
COMING SUMMER FRACTION	4389	3338	JUAB	10S	3W	25
COMPROMISE	4317	6699	JUAB	11S	2W	5
COMSTOCK	21841	6114	UTAH, JUAB	10S	2W	17
CONTACT	21840	6204	UTAH	10S	2W	15, 16
CONTACT	40414	3826	UTAH	10S	2W	15, 16
CONTACT	40414	6516	UTAH	10S	2W	17, 20
CONTACT NO.1	60638	6516	UTAH	9S, 10S	2W	3, 34
CONTACT NO.2	60639	6516	UTAH	9S	2W	27,34
CONTACT NO.3	60640	6516	UTAH	9S	2W	27,34
CONTACT NO.5	64948	6516	UTAH	9S	2W	27,34
CONTEST MINE	51923	83	JUAB	10S	2W	31

Tintic Project 229 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
COPPER GLANCE EXTENSION #001	60600	6583	UTAH	10S	2W	2
COPPER GLANCE EXTENSION #002	60601	6583	UTAH	10S	2W	2
COPPER GLANCE #001	60599	6583	UTAH	10S	2W	2
COPPER QUEEN	60704	6204	UTAH	10S	2W	15, 16
COPPER QUEEN NO.2	60705	6204	UTAH	10S	2W	15
COPPER QUEEN NO.3	60706	6204	UTAH	10S	2W	15
COPPER QUEEN NO.4	60707	6204	UTAH	10S	2W	15
CORDELIA ORTON	40412	4479	UTAH	10S	2W	29
CORNUCOPIA	40129	4171	JUAB	11S	2W	6
CORNUCOPIA	21952	97	JUAB	10S	3W	13
CORPORAL	43528	4536	JUAB	10S	2W	7,18
COSMOPOLITE NO.2	21934	140	JUAB	10S	3W	12
COSSACK	21869	6537	UTAH	10S	2W	6,7
COYOTE	23531	6402	UTAH	10S	2W	8
COYOTE NO.7	66454	6402	UTAH	10S	2W	16, 17
COYOTE NO.8	66455	6402	UTAH	10S	2W	16
COYOTE NO.9	66456	6402	UTAH	10S	2W	16, 17
CRESCENT #006	60602	6583	UTAH	10S	2W	2
CROESUS	60319	6024	UTAH	10S	3W	1,12
CROSS DRAGON	24755	80	JUAB	10S	2W	31
CROWN POINT EXTENSION NO.4	62837	5774	UTAH	10S	2W	20,29
CROWN POINT EXTENSION NO.5	62838	5774	UTAH	10S	2W	20, 21, 28, 29
CURACOA	43538	4536	JUAB	10S	2W	7,18
CYGNET	24756	334	JUAB	10S	2W	30, 31
CYRUS OLIVER	19330	3327	UTAH	10S	2W	19, 20
DAD	319737	6090	JUAB	10S	2W	29
DAISEY HAMILTON	40130	316	JUAB	11S	2W	6
DAISY	62495	4519	JUAB	10S	2W	30, 31
DAMIFICARE	40115	4179	JUAB	10S	2W, 3W	30, 25
DAN PATCH	60750	6024	JUAB	10S	3W	12
DANDY LODE	51982	320	JUAB	10S	2W	30
DANDY JIM	40094	4565	JUAB	10S	2W	30
DAWSON NO.3 AMENDED		6699	JUAB	10S, 11S	2W	5, 32
DAWSON NO.4 AMENDED	4319	6699	JUAB	10s	2W	32
DECEIVER	34931	4136	JUAB	10S	2W	32
DECEMBER	51986	3491	JUAB	10S	2W	19, 30
DENVER	31174	3746	JUAB	9S, 10S	3W	2, 35
DESERT	4379	6402	UTAH	10S	2W	9, 16
DESERT FRACTION	66449	6402	UTAH	10S	2W	16

Tintic Project 230 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
DESERT NO.002	4376	6448	UTAH	10S	2W	9
DESERT NO.003	64728	6448	UTAH	10S	2W	9, 16
DESERT NO.004	64027	6448	UTAH	10S	2W	9, 16
DESERT NO.005	66450	6402	UTAH	10S	2W	9, 16
DESERT NO.006	66451	6402	UTAH	10S	2W	17
DESERT NO.007	66452	6402	UTAH	10S	2W	17
DESERT NO.008	64018	6448	UTAH	10S	2W	9, 16
DESERT NO.009	66453	6402	UTAH	10S	2W	16
DETECTIVE NO.002 (AMENDED)	60618	6560	UTAH	10S	2W	15
DETECTIVE NO.005	60617	6560	UTAH	10S	2W	15
DETECTIVE NO.007	21813	6560	UTAH	10S	2W	15
DEW DROP	51924	4519	JUAB	10S	2W	31
DEWEY	40430	6438	UTAH	10S	2W	9
DIMOND KING	49883	7004	JUAB	11S	2W	9
DIMOND KING NO.1	49883	7004	JUAB	11S	2W	9
DIMOND KING NO.2	49883	7004	JUAB	11S	2W	9
DIVIDE	65546	6430	UTAH	10S	2W	5
DIVIDE FRACTION	60306	6430	UTAH	10S	2W	5
DIVIDE NO.001	60398	6430	UTAH	10S	2W	5
DIVIDE NO.010	21878	6432	UTAH	10S	2W	7
DIVIDE NO.011	60685	6432	UTAH	10S	2W	5 ,6, 7, 8
DIVIDE NO.012	60691	6432	UTAH	10S	2W	6, 7
DIVIDE NO.013	60268	6432	UTAH	10S	2W	6, 7
DIVIDE NO.014	60269	6432	UTAH	10S	2W	6, 7
DIVIDE NO.015	60270	6432	UTAH	10S	2W	6, 7
DIVIDE NO.002	60307	6430	UTAH	10S	2W	5
DIVIDE NO.022	43520	6432	UTAH, JUAB	10S	2W	7
DIVIDE NO.023	60693	6432	UTAH	10S	2W	7, 8
DIVIDE NO.003	60271	6432	UTAH	10S	2W	5
DIVIDE NO.004	21877	6432	UTAH	10S	2W	5, 6
DIVIDE NO.006	60695	6432	UTAH	10S	2W	5, 8
DIVIDE NO.007	60399	6430	UTAH	10S	2W	5
DIVIDE NO.008	60400	6430	UTAH	10S	2W	5, 8
DIVIDE NO.009	60272	6432	UTAH	10S	2W	5, 6
DOMINON NO.1		6025	JUAB	10S	2W	29
DONNELLY BOY	60752	311	JUAB	10S	3W	24
DORA MINING	62828	5663	JUAB	10S	2W	18, 19
DORIC	60320	6024	UTAH, JUAB	10S	3W	12
DOVE	40405	4758	UTAH	10S	2W	17

Tintic Project 231 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
DROP	21903	264	UTAH, JUAB	9S, 10S	3W	2, 35
DUDE LODE	51981	320	JUAB	10S	2W	19, 30
E. PINYON	60847	6516	UTAH	9S, 10S	2W	4, 33
E. PINYON NO.10	60642	6516	UTAH	9S, 10S	2W	3, 34
E. PINYON NO.11	21816	6516	UTAH	9S	2W	27,34
E. PINYON NO.12	60632	6516	UTAH	9S, 10S	2W	3, 34
E. PINYON NO.14	60633	6516	UTAH	9S,10S	2W	3, 34
E. PINYON NO.15	60634	6516	UTAH	9S	2W	27, 34
E. PINYON NO.2	60635	6516	UTAH	9S, 10S	2W	4, 33
E. PINYON NO.3	21871	6516	UTAH	9S	2W	33
E. PINYON NO.4	60636	6516	UTAH	9S, 10S	2W	3, 4, 33, 34
E. PINYON NO.5	21815	6516	UTAH	9S	2W	33, 34, 27
E. PINYON NO.6	60625	6516	UTAH	9S, 10S	2W	3, 34
E. PINYON NO.8	60626	6516	UTAH	9S, 10S	2W	3, 34
E. PINYON NO.9	65792	6516	UTAH	9S	2W	27, 34
EAGEL	62666	6767	UTAH	10S	2W	21, 22
EAGLE	62829	123	JUAB	10S	2W	18
EAGLE LODE MINING CLAIM NO.1	60723	4126	UTAH	10S	2W	4, 9
EAST BOY MINE	19337	3148	UTAH	10S	2W	20
EAST CONTACT NO.001	21774	6789	UTAH	10S	2W	11
EAST CONTACT NO.010	60493	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.012	60495	6789	UTAH	10S	2W	11
EAST CONTACT NO.013	60496	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.014	21773	6789	UTAH	10S	2W	11
EAST CONTACT NO.015	60492	6789	UTAH	10S	2W	11
EAST CONTACT NO.016	60489	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.017	60490	6789	UTAH	10S	2W	11
EAST CONTACT NO.018	60491	6789	UTAH	10S	2W	11
EAST CONTACT NO.019	21777	6788	UTAH	10S	2W	11
EAST CONTACT NO.002	21772	6789	UTAH	10S	2W	11
EAST CONTACT NO.020	60509	6788	UTAH	10S	2W	11
EAST CONTACT NO.021	60510	6788	UTAH	10S	2W	11
EAST CONTACT NO.022	60511	6788	UTAH	10S	2W	11
EAST CONTACT NO.023	65554	6788	UTAH	10S	2W	11
EAST CONTACT NO.024	60512	6788	UTAH	10S	2W	11
EAST CONTACT NO.025	21770	6790	UTAH	10S	2W	11
EAST CONTACT NO.026	21776	6788	UTAH	10S	2W	11
EAST CONTACT NO.027	60504	6788	UTAH	10S	2W	11
EAST CONTACT NO.028	60470	6790	UTAH	10S	2W	11
EAST CONTACT NO.029	60505	6788	UTAH	10S	2W	11

Tintic Project 232 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
EAST CONTACT NO.003	60483	6789	UTAH	10S	2W	11
EAST CONTACT NO.030	60506	6788	UTAH	10S	2W	11
EAST CONTACT NO.031	60471	6789	UTAH	10S	2W	11
EAST CONTACT NO.032	60507	6788	UTAH	10S	2W	11
EAST CONTACT NO.033	60508	6788	UTAH	10S	2W	11
EAST CONTACT NO.034	60472	6790	UTAH	10S	2W	11, 12
EAST CONTACT NO.035	21775	6788	UTAH	10S	2W	11, 12
EAST CONTACT NO.036	60497	6788	UTAH	10S	2W	11, 12
EAST CONTACT NO.037	21766	6793	UTAH	10S	2W	14
EAST CONTACT NO.004	60484	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.040	60450	6793	UTAH	10S	2W	11, 14
EAST CONTACT NO.041	60451	6793	UTAH	10S	2W	11, 14
EAST CONTACT NO.042	60452	6793	UTAH	10S	2W	11, 14
EAST CONTACT NO.043	60474	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.044	60476	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.045	21769	6790	UTAH	10S	2W	11
EAST CONTACT NO.046	60465	6790	UTAH	10S	2W	11
EAST CONTACT NO.047	60466	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.048	60467	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.049	60468	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.005	60486	6789	UTAH	10S	2W	11
EAST CONTACT NO.050	21768	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.051	60460	6790	UTAH	10S	2W	11, 14
EAST CONTACT NO.052	60461	6790	UTAH	10S	2W	11, 12, 13, 14
EAST CONTACT NO.053	60462	6790	UTAH	10S	2W	14
EAST CONTACT NO.054	60463	6790	UTAH	10S	2W	14
EAST CONTACT NO.055	60464	6790	UTAH	10S	2W	14
EAST CONTACT NO.056	21767	6790	UTAH	10S	2W	14
EAST CONTACT NO.057	60454	6790	UTAH	10S	2W	14
EAST CONTACT NO.058	60455	6790	UTAH	10S	2W	14
EAST CONTACT NO.059	60487	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.006	21771	6789	UTAH	10S	2W	11
EAST CONTACT NO.060	60498	6788	UTAH	10S	2W	2, 11
EAST CONTACT NO.061	60499	6788	UTAH	10S	2W	2, 11
EAST CONTACT NO.062	60500	6788	UTAH	10S	2W	2, 11
EAST CONTACT NO.063	60501	6788	UTAH	10S	2W	2, 11
EAST CONTACT NO.066	60453	6793	UTAH	10S	2W	14
EAST CONTACT NO.067	60456	6790	UTAH	10S	2W	14
EAST CONTACT NO.068	60457	6790	UTAH	10S	2W	14
EAST CONTACT NO.069	60458	6790	UTAH	10S	2W	14

Tintic Project 233 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
EAST CONTACT NO.007	60479	6789	UTAH	10S	2W	2, 11
EAST CONTACT NO.070	60459	6790	UTAH	10S	2W	13, 14
EAST CONTACT NO.008	60481	6789	UTAH	10S	2W	11
EAST CONTACT NO.009	60482	6789	UTAH	10S	2W	11
EAST CONTACT NO.011	60494	6789	UTAH	10S	2W	11
EAST FRACTION	19293	5740	UTAH	10S	2W	16
EAST HUMBUG	60709	6114	UTAH	10S	2W	17
EAST POINT NO.1	19287	6091	UTAH	10S	2W	21
EAST POINT NO.2	62710	6091	UTAH	10S	2W	21
EAST POINT NO.3	19286	6091	UTAH	10S	2W	21
EAST POINT NO.4	62708	6091	UTAH	10S	2W	21
EAST POINT NO.5	62709	6091	UTAH	10S	2W	21, 22
EAST STAR	40081	232	JUAB	10S	2W	30, 31
EASTERN	51908	4519	JUAB	10S	2W	29, 30
EASTERN NO.010	60526	6784	UTAH	10S	2W	14
EASTERN NO.011	60527	6784	UTAH	10S	2W	11, 14
EASTERN NO.012	35365	6785	UTAH	10S	2W	14
EASTERN NO.013	60516	6785	UTAH	10S	2W	11, 14
EASTERN NO.014	60517	6785	UTAH	10S	2W	11, 14
EASTERN NO.015	60518	6785	UTAH	10S	2W	14
EASTERN NO.016	60519	6785	UTAH	10S	2W	11, 14
EASTERN NO.017	21780	6785	UTAH	10S	2W	14
EASTERN NO.018	60513	6785	UTAH	10S	2W	11, 14
EASTERN NO.019	60514	6785	UTAH	10S	2W	14
EASTERN NO.002	60528	6784	UTAH	10S	2W	11, 14, 15
EASTERN NO.020	60515	6785	UTAH	10S	2W	14
EASTERN NO.003	60529	6784	UTAH	10S	2W	14, 15, 22
EASTERN NO.004	21781	6784	UTAH	10S	2W	14
EASTERN NO.005	60520	6784	UTAH	10S	2W	14, 22
EASTERN NO.006	60521	6784	UTAH	10S	2W	14, 22, 23
EASTERN NO.007	60522	6784	UTAH	10S	2W	14
EASTERN NO.008	60523	6784	UTAH	10S	2W	14, 15
EASTERN NO.009	60524	6784	UTAH	10S	2W	11, 14, 15
ECLIPSE	31726	4029	JUAB	10S	3W	31
ECLIPSE	64831	107	JUAB	10S	3W	24
ECLIPSE NO.2	62964	4029	JUAB	10S	3W	31
ED. STOKES	19343	218	UTAH	10S	2W	19, 20, 29
EDGEWARD	44793	4287	JUAB	10S	3W	2, 11
EIGHTH OF AUGUST	60979	265	JUAB	9S	3W	35
ELEANOR	60597	6585	UTAH	10S	2W	21, 28

Tintic Project 234 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
ELEANOR #2	19273	6595	UTAH	10S	2W	21, 28
ELEANORE NO.1	60598	6585	UTAH	10S	2W	21
ELECTRIC	12129	6534	UTAH	10S	2W	6
ELGIN AMENDED	40101	4019	JUAB	10S	2W	30
ELISE	18506	84	JUAB	10S	2W	31
ELISE NO.2	20250	222	JUAB	10S	2W	31
ELLA	43552	6455	UTAH, JUAB	10S	2W	17, 18
ELLA	60336	264	UTAH, JUAB	9S, 10S	3W	1, 36
EMMA	73786	5687	UTAH	10S	2W	20
EMMA ABBOTT	40083	309	JUAB	10S	3W	24
ENDY	21843	6059	UTAH	10S	2W	17
ENTERPRISE	40422	326	JUAB	10S	2W	19, 20
ERIE	44793	4287	JUAB	10S	3W	2, 11
ERNANI	4327	305	JUAB	10S	3W	24
EUCHRE	40254	4360	JUAB	11S	2W	6
EUREKA MINING CLAIM	60748	39	JUAB	10S	3W	24
EUREKA MINING CLAIM	62793	6895	UTAH	10S	3W	1
EUREKA NO.01	60214	6895	UTAH	10S	3W	1
EUREKA NO.02	60216	6895	UTAH	10S	3W	1
EUREKA NO.06	65570	6895	JUAB	10S	3W	12
EVA FRACTION	40037	6090	JUAB	10S	2W	29
EVANS	60763	6897	JUAB	10S	3W	24
EVELYNE	65571	6052	JUAB	10S	2W	32
EVENING STAR	40076	3382	JUAB	10S	2W, 3W	31, 36
FIDDLER	40045	6025	JUAB	10S	2W	29
FIELD	43546, 21931	6043	JUAB	10S	2W, 3W	7, 12
FINLAY	40333	6936	UTAH	10S	2W	16
FINLEY	19296	5709	UTAH	10S	2W	20
FLAGSTAFF	19333	324	UTAH	10S	2W	19, 20
FLORENCE	34333	4321	JUAB	9S, 10S	3W	2, 35
FLORENCE (AMENDED)	21868	6569	UTAH	10S	2W, 3W	1, 6
FLOWER	19344	6052	UTAH, JUAB	10S	2W	32, 33
FOURTH OF JULY	21930	3373	JUAB	10S	3W	12, 13
FRACTION VICTORY NO.1	21852	5550	UTAH	10S	2W	16
FRACTION GOLD HILL	19311	4668	UTAH	10S	2W	16, 21
FRACTION	60697	6402	UTAH	10S	2W	4
FRACTION	65584	6052	JUAB	10S	2W	32
FRACTION HEDWIG	62735	4668	UTAH	10S	2W	16

Tintic Project 235 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
FRACTION NO.1	60698	6402	UTAH	10S	2W	4
FRANCELIA	40396	5823	UTAH	10S	2W	17
FRANK	40050	6025	UTAH	10S	2W	29
FRANKIE NO.1	34303	4109	JUAB	10S	2W	31
FRANKIE NO.2	51910	4110	JUAB	10S	2W	31
FRANKIE NO.3	51921	4111	JUAB	10S	2W	30, 31
GREAT CARBONATE QUEEN A	19285	6204	UTAH	10S	2W	15, 16, 21, 22
GARNET	40096	3852	JUAB	10S	2W	31
GATLEY LODE MINING CLAIM	60367	6848	UTAH	10S	2W	15
GEMINI	60749	69	JUAB	10S	3W	13
GEMINI EXTENSION	60722	111	JUAB	10S	3W	13
GEMINI MS	43523	111	JUAB	10S	2W, 3W	7, 12
GEMINI NO.2	60769	4379	JUAB	10S	3W	13
GENERAL HARRISON	40086	308	JUAB	10S	3W	24
GENERAL SLOCUM	64002	6569	UTAH	10S	3W	1
GEORGE A. WILSON	21925	296	JUAB	10S	3W	24
GET THERE ELI	60329	265	UTAH	9S	3W	35,36
GETUP	12125	6513	UTAH	9S, 10S	2W	4, 33
GIANT	60321, 21926	6024	UTAH, JUAB	10S	2W, 3W	7, 12
GILES	63139	6847	JUAB	10S	2W	32
GOEASY	319737	6090	JUAB	10S	2W	29
GOLCONDA	40072	3981	JUAB	10S	2W	30
GOLD BOND NO.17	61056	6574	UTAH, JUAB	10S	2W	33
GOLD BOND NO.18	19275	6574	UTAH, JUAB	10S	2W	33
GOLD BOND NO.19	62693	6574	UTAH	10S	2W	28, 33
GOLD BOND NO.20	61057	6574	UTAH	10S	2W	27, 28
GOLD BOND NO.21	62694	6574	UTAH	10S	2W	28, 33
GOLD BOND NO.13 AMENDED	60538	6759	UTAH	10S	2W	27, 34
GOLD BOND NO.22	19270	6759	UTAH	10S	2W	28, 33
GOLD BOND NO.12	21789	6759	UTAH	10S	2W	27, 34
GOLD BOND NO.14	60539	6759	UTAH	10S	2W	27, 34
GOLD BOND NO.15	60540	6759	UTAH	10S	2W	27, 34
GOLD BOND NO.16	60541	6759	UTAH	10S	2W	27
GOLDEN CHARIOT MINE NO.1	19307	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO.2	62732	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO.3	62733	5466	UTAH	10S	2W	20
GOLDEN CHARIOT NO.4	19306	5533	UTAH	10S	2W	20, 21
GOLDEN EAGLE	60723	4126	UTAH	10S	2W	4, 9

Tintic Project 236 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
GOLDEN FISURE	62711	6091	UTAH	10S	2W	21
GOLDEN HORSE SHOE	21846	5878	UTAH	10S	2W	16
GOLDEN KEY	34931	4136	JUAB	10S	2W	32
GOLDEN RAY	21927	311	JUAB	10S	3W	24
GOLDEN TREASURE	40182	78	JUAB	11S	2W	6
GOLDEN TREASURE	40407	4628	UTAH	10S	2W	17
GOOD ENOUGH	62830	3742	JUAB	10S	2W	18
GOOD WILL	60699	6402	UTAH	10S	2W	8, 9
GOODENOUGH NO.2	60793	311	JUAB	10S	3W	24
GOODLUCK	23531	6402	UTAH	10S	2W	4, 5, 9
GOSHEN NO.4	19297	5708	UTAH	10S	2W	20
GOVERNOR	51911	85	JUAB	10S	2W	29, 30, 31, 32
GRACE	40087	4522	JUAB	10S	2W	30
GRACE	19272	6606	UTAH	10S	2W	28
GRACE ELY	40178	317	JUAB	11S	2W	6
GRAND EASTERN NO.010	40436, 66425	6528	JUAB	11S	2W	5
GRAND EASTERN NO.009	40434, 66433	6528	JUAB	11S	2W	5
GRANITE MOUNTAIN	60712	6059	UTAH	10S	2W	17
GRANITE	21928	234	JUAB	10S	2W	18
GRANT NO.1	40382	6061	UTAH	10S	2W	17
GRANT NO.2	40383	6061	UTAH	10S	2W	8,17
GRANT NO.3	40384	6061	UTAH	10S	2W	8,17
GRANT NO.4	40385	6061	UTAH	10S	2W	17
GRANT NO.5	40386	6061	UTAH	10S	2W	17
GREAT EASTERN #1	19292	5740	UTAH	10S	2W	17
GREAT EASTERN #2	65617	5740	UTAH	10S	2W	16, 17
GREAT EASTERN #3	62717	5740	UTAH	10S	2W	16, 17, 20, 21
GREAT EASTERN #4	65618	5740	UTAH	10S	2W	16, 21
GREAT EASTERN #5	19294	5740	UTAH	10S	2W	16, 21
GREAT EASTERN #6	62725	5740	UTAH	10S	2W	17, 20, 21
GREAT EASTERN #7	62726	5740	UTAH	10S	2W	20
GREAT EASTERN #8	62727	5740	UTAH	10S	2W	16
GREAT IRISH CHANGE	62728	5740	UTAH	10S	2W	20
GREAT WHEL VOR	51925	298	JUAB	10S	2W	31
GREYHOUND	21838	6393	UTAH	10S	2W	15
GREYHOUND NO.2 AMENDED	60701	6393	UTAH	10S	2W	15
GREYHOUND NO.3	60702	6393	UTAH	10S	2W	15
GREYHOUND NO.4	60703	6393	UTAH	10S	2W	15
GREYHOUND NO.5	19280	6465	UTAH	10S	2W	15, 21, 22
GRUTLI	66458	5795	UTAH	10S	2W	16

Tintic Project 237 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
GRUTLI EXTENTION	66460	5795	UTAH	10S	2W	16
FRACTION OF GRUTLI NUMBER 3	19308	4984	UTAH	10S	2W	16
GRUTLI NO.3	62734	4984	UTAH	10S	2W	16
GUARDIAN	51912	3852	JUAB	10S	2W	31
HADES	60773	346	JUAB	10S	3W	24
HANIBAL	60718	5736	UTAH	10S	2W	8, 9, 16
HARDING	21865	6884	UTAH	10S	2W	6
HAWK	40402	4759	UTAH	10S	2W	17, 20
HEDWIG	62736	4668	UTAH	10S	2W	16, 21
HELEN	21799	6631	UTAH	10S	2W	4,9
HEMITITE	21854	5472	UTAH	10S	2W	29
HIATUS	60775	3626	JUAB	10S	3W	24
HICKS FRACTION	4351	6754	UTAH	10S	2W	16
HIDDEN TREASURE #3	60655	6466	UTAH	10S	2W	10
HIDDEN TREASURE #4	60656	6466	UTAH	10S	2W	9, 10
HIDDEN TREASURE #2	21814	6527	UTAH	10S	2W	9, 10, 15, 16
HIDDEN TREASURE	21824	6466	UTAH	10S	2W	9, 10, 15, 16
HIGHLAND MARY	19327	38	UTAH	10S	2W	16
HILL SIDE	21836	6402	UTAH	10S	2W	4
HILL SIDE NO.1	60671, 21829	6463	UTAH	10S	2W	4
HILL TOP	60559	6757	UTAH	10S	2W	27
HILL TOP NUMBER 1	21788	6759	UTAH	10S	2W	34
HILL TOP NO.1	21765	6800	UTAH	10S	2W	22, 23, 27
HILL TOP NUMBER 2	60551	6759	UTAH	10S	2W	34
HILL TOP NO.2	60444	6800	UTAH	10S	2W	23, 27
HILL TOP NUMBER 3	60544	6759	UTAH	10S	2W	27, 34
HILL TOP NO.3	60445	6800	UTAH	10S	2W	27
HILL TOP NUMBER 4	60543	6759	UTAH	10S	2W	27, 33, 34
HILL TOP NO.4	60446	6800	UTAH	10S	2W	27
HILL TOP NUMBER 5	60546	6759	UTAH	10S	2W	27, 28, 33,34
HILL TOP NO.5	60447	6800	UTAH	10S	2W	27
HILL TOP NUMBER 6	60545	6759	UTAH	10S	2W	27
HILL TOP NO.6	60448	6800	UTAH	10S	2W	23, 27
HILL TOP NUMBER 7	60547	6759	UTAH	10S	2W	34
HILL TOP NO.7	60449	6800	UTAH	10S	2W	27
HILLSIDE	40071	6068	JUAB	10S	3W	25
HOBBS	60330	265	UTAH, JUAB	9S	3W	35
HOLMAN	40307	3295	JUAB	10S	3W	25, 36
HOME RULE	40095	3852	JUAB	10S	3W	25, 36
HONORA	20999	4472	JUAB	10S	2W	19

Tintic Project 238 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
HORNSILVER	60774	203	JUAB	10S	3W	24
HORSE SHOE NO.1	62714	6091	UTAH	UTAH	10S	2W
HORSE SHOE	62712	6091	UTAH	UTAH	10S	2W
HORSESHOE A	62713	6091	UTAH	UTAH	10S	2W
HOUGHTON	62831	197	JUAB	10S	2W	18,19
HOUSE	62659	6847	UTAH, JUAB	10S	2W	28, 29
HOWARD	40030	3860	JUAB	10S	3W	25, 36
HUMBUG	40416	347	UTAH	10S	2W	19, 20
HUMBUG LODE NO. 2	4298	3293	JUAB	10S	2W	18, 19
HUNGARIAN	40111	164	JUAB	10S	2W	30
HYMICKYMUCK	60760	264	JUAB	9S, 10S	3W	2, 35
ICE KING	21839	6392	UTAH	10S	2W	15, 16
IDAHO FRACTION	19265	6767	UTAH	10S	2W	22
IMPEREIAL AKA IMPERIAL		3206	JUAB	10S	3W	25
INDEPENDENCE	19332	325	UTAH	10S	2W	20
INEZ MINE	4299	3293	JUAB	10S	2W	18, 19
INEZ NO.4	60438	6801	UTAH	10S	2W	14
INEZ NO.1	21764	6801	UTAH	10S	2W	14
INEZ NO.2	60436	6801	UTAH	10S	2W	14
INEZ NO.3	36232	6801	UTAH	10S	2W	14
INEZ NO.5	60439	6801	UTAH	10S	2W	14, 23
INEZ NO.6	60440	6801	UTAH	10S	2W	14, 23
INEZ NO.7	60441	6801	UTAH	10S	2W	23
IONE	40031	3860	JUAB	10S	2W, 3W	30, 25, 36
IRMA FRACTION	4347	6916	UTAH	10S	2W	16, 17
IRON CLAD	51926	82	JUAB	10S	2W	30, 31
IRON CLOUD	4414	281	JUAB	9S	3W	33
IRON KING AM'D NO.1	19263	6807	UTAH	10S	2W	21
IRON KING AMNDED	19262	6808	UTAH	10S	2W	21
IVANHOE	40255	4360	JUAB	10S	2W	31
JACKFRACT	60710	6114	UTAH, JUAB	10S	2W	17
JAMES G.BLAINE	21899	227	JUAB	10S	2W	19
JAMISON HILL	60657	6466	UTAH	10S	2W	15
JANUARY	40077	3382	JUAB	10S	2W, 3W	30, 36
JAY	21924	6896	JUAB	10S	3W	24
JAY EYE SEE	4395	4254	JUAB	10S	3W	11
JIM FISK	40324	4478	UTAH	10S	2W	29
JOE DANDY	60223	6569	UTAH	10S	2W	6
JOHN D	40159	6429	JUAB	10S	2W	32

Tintic Project 239 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
JOHN D NO.3	40160	6429	JUAB	10S	2W	31, 32
JOHNY AND CLARA	40400	5736	UTAH	10S	2W	16, 17
JUDGE	21779	6786	UTAH	10S	2W	15
JULIAN LANE	40128	77	JUAB	11S	2W	6
JUMBO	60337	264	UTAH	10S	3W	2
JUMBO	60322	6024	UTAH, JUAB	10S	3W	1,12
JUNCTION		3432	JUAB	11S	3W	36
JUNCTION NO.2		3432	JUAB	11S	3W	36
JUNCTION NO.3		3432	JUAB	10S, 11S	3W	1, 36
JUNCTION NO.4		3432	JUAB	10S, 11S	3W	1, 36
JUNE	51913	4519	JUAB	10S	2W	30, 31
JUNE BUG	19312	4440	UTAH	10S	2W	20
JUNE ROSE	51927	136	JUAB	10S	2W	31
JUNIATA	40409	4623	UTAH	10S	2W	17
JUPITER LODE	51983	320	UTAH	10S	2W	19, 30
JUSTICE	19339	314	UTAH	10S	2W	20
KARREN FRACTION		6563	UTAH	10S	2W	
KARREN NO.1	65661	6563	UTAH	10S	2W	22
KARREN NO.2	65662	6563	UTAH	10S	2W	22
KARREN NO.3	65663	6563	UTAH	10S	2W	22
KARREN NO.4	65664	6563	UTAH	10S	2W	22, 27
KEY STONE	60768	112	JUAB	10S	3W	13
KEY STONE MILL SITE	43536	112	JUAB	10S	2W	7,18
KID	60331	265	UTAH	9S	3W	35,36
KIDNAPPING	62720	5740	UTAH	10S	2W	16, 21
KING JAMES	24757	87	JUAB	10S	2W	31
KINGSTON	21893	4378	JUAB	10S	3W	13
KLENZO	62685	6595	UTAH	10S	2W	21, 28
KLENZO NO.2	62686	6595	UTAH	10S	2W	21, 28
KNIGHT	60711	6114	UTAH, JUAB	10S	2W	17
KNIGHTSVILLE	40388	6059	UTAH	10S	2W	17
KO KO	60332	265	UTAH	9S	3W	35
KOH-I-NOOR	40080	3046	JUAB	10S	2W	30
LA BONTA	21863	122	UTAH	10S	2W	29
LAKEVIEW	24805	3364	UTAH	10S	2W	19, 20, 29, 30
LAKE VIEW	40417	3450	UTAH, JUAB	10S	2W	19, 20, 29, 30
LAKEVIEW GOLD & SILVER	40420	342	UTAH	10S	2W	30
LAMB NO.010	21761	6803	UTAH	10S	2W	23

Tintic Project 240 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
LAMB NO.011	60422	6803	UTAH	10S	2W	23
LAMB NO.012	60423	6803	UTAH	10S	2W	23
LAMB NO.013	60425	6803	UTAH	10S	2W	23
LAMB NO.014	60426	6803	UTAH	10S	2W	23
LAMB NO.015	21760	6803	UTAH	10S	2W	23
LAMB NO.016	60418	6803	UTAH	10S	2W	23
LAMB NO.017	60419	6803	UTAH	10S	2W	23
LAMB NO.019	60420	6803	UTAH	10S	2W	23
LAMB NO.020	21763	6802	UTAH	10S	2W	23
LAMB NO.021	60431	6802	UTAH	10S	2W	23
LAMB NO.022	60432	6802	UTAH	10S	2W	14,23
LAMB NO.003	60421	6803	UTAH	10S	2W	14, 23
LAMB NO.004	60442	6801	UTAH	10S	2W	14
LAMB NO.005	21759	6803	UTAH	10S	2W	14, 23
LAMB NO.006	60434	6802	UTAH	10S	2W	14, 23
LAMB NO.007	60414	6803	UTAH	10S	2W	23
LAMB NO.008	60435	6802	UTAH	10S	2W	14, 23
LAP	21882	6431	UTAH	9S, 10S	2W	6, 31
LAP NO.1	60302	6431	UTAH	9S	2W	31
LAST CHANCE	19320	4140	UTAH	10S	2W	20
LAST CHANCE	36350	4360	UTAH	10S	2W	31
LAST CHANCE	33281	3830	UTAH	10S	2W	30, 31
LAST CHANCE	33275	336	UTAH	10S	2W	19
LAST CHANCE	21950	261	JUAB	10S	3W	13, 9
LAST CHANCE	65671, 60623	6527	UTAH	10S	2W	9, 16
LAST HOPE	21856	4178	UTAH	10S	2W	16
LEADVILLE	21904, 49127	6081	JUAB	10S	3W	13
LEDGE	62660	6847	UTAH, JUAB	10S	2W	28,29,32,33
LEGAL	21923	132	JUAB	10S	3W	13,24
LEO	4363	290	JUAB	10S	2W	30
LEO CLAIM	60817	6475	JUAB	10S	3W	24
LEONA	19290	5983	UTAH	10S	2W	20
LEONORA	24801	3370	UTAH	10S	2W	19, 29, 30
LETHBRIDGE	40039	6090	JUAB	10S	2W	29
LETTA	40403	4759	UTAH	10S	2W	17
LITTLE GEM	60815	6024	JUAB	10S	2W	7
LIABILITY	21921	3622	JUAB	10S	3W	13
LILLEY OF WEST	62738	4282	UTAH	10S	2W	16
LILY FRACTION	19257	6933	UTAH	10S	2W	16
LILY SLIVER	19258	6931	UTAH	10S	2W	16

Tintic Project 241 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
LIMESTONE	60404	6402	UTAH	10S	2W	4,9
LIMIT	21885	6402	UTAH	9S	2W	32,33
LIMIT NO.010	60303	6431	UTAH	9S	2W	31
LIMIT NO.011	60304	6431	UTAH	9S	2W	31
LIMIT NO.009	60305	6431	UTAH	9S	2W	31,32
LION	51984	3490	JUAB	10S	2W	19
LISBON	4364	290	JUAB	10S	2W	30
LITTLE CHIEF	65685	5171	JUAB	10S	3W	13
LITTLE FRED	40395	5850	UTAH	10S	2W	20
LITTLE HOPES	40117	4181	JUAB	10S	2W	30
LITTLE LYON	40424	3220	UTAH	10S	2W	19
LITTLE SLVER KING	19323	4104	UTAH	10S	2W	16
LIZZIE LODE	24796	320	JUAB	10S	2W	30
LOOKEY JACK	4323	198	JUAB	10S	3W	24
LOUISE	21902	264	UTAH, JUAB	9S, 10S	3W	1,2, 35
LOVE WANDERER	19315	4323	UTAH	10S	2W	16
LOWER MAMMOTH	40093	3221	JUAB	10S	2W	30
LUCILE	21855	5471	UTAH	10S	2W	29
LUCKY BOY	40257	4360	JUAB	10S, 11S	2W	6, 31
LUCKY BOY	21800	6629	UTAH	9S, 10S	2W	3,4,33,34
LUCKY BOY JR	60766	6565	JUAB	10S	2W, 3W	13,18,19,24
LUCKY BOY NO.2	60603	6629	UTAH	9S, 10S	2W	4,33
LUPUS	65708	6432	UTAH	10S	2W	6
LUPUS NO.002	60274	6432	UTAH	10S	2W	6
LUPUS NO.003	60276	6432	UTAH	10S	2W	6
LUPUS NO.001	60273	6432	UTAH	10S	2W	6
LUPUS NO.009	60277	6431	UTAH	10S	2W	6
MABEL	60338	264	UTAH	9S	3W	35,36
MACK	19304	5584	UTAH	10S	2W	20
MAE E. A.	60978	265	UTAH, JUAB	9S	3W	35
MAGGIE S	40186	4102	JUAB	10S	2W	18, 19
MAGGIE S #2	40187	4102	JUAB	10S	2W	18, 19
MAGPIE	21867	6630	UTAH	10S	2W	5
MAHOGANY	19325	3970	UTAH	10S	2W	19, 20
MAPLE	18768	4099	UTAH	10S	2W	17, 20
MARCH	51928	4519	JUAB	10S	2W	29, 30, 31, 32
MARCUS AURELIUS	21922	5081	JUAB	10S	3W	24
MARINDA NO.1	21806	6598	UTAH	9S, 10S	2W	3,34
MARINDA NO.2	60596	6598	UTAH	9S, 10S	2W	3,34

Tintic Project 242 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
MARS LODE	51980	320	JUAB	10S	2W	19, 30
MARTHA WASHINGTON NO.2	51915	137	JUAB	10S	2W	31
MARY	51916	3873	JUAB	10S	2W	31
MARY ALICE	60984	311	JUAB	10S	3W	24
MARY BELL	60986	311	JUAB	10S	3W	24
MARY ELLEN	40258	4360	JUAB	11S	2W	6
MARY JANE	4413	4321	JUAB	9S, 10S	3W	2, 35
MARY V.H.	40294	3746	JUAB	9S	3W	35
MASCOT	40098	4473	JUAB	10S	2W	30
MATILDA	21820	6467	UTAH	10S	2W	9
MATILDA	21920	315	JUAB	10S	2W	18,19
MAUD S	60324	6024	UTAH	10S	2W	6,7
MAY DAY	4296	3267	JUAB	10S	2W	17, 18, 19, 20
MAY DAY ANNEXATTION	40413	4283	UTAH	10S	2W	17
MAY FLOWER NO.2	48737	6534	UTAH	10S	2W	6,7
MEG MERILESS	60255	6484	UTAH	9S	2W	29,32
MIDDLE MAN	19345	220	UTAH	10S	2W	19, 20
MIDNIGHT EXTENSION	21842	6017	UTAH	9S	2W	34
MILLER	40431	6438	UTAH	10S	2W	9
MINERS DELIGHT	40106	3521	JUAB	10S	2W	30
MINNEY MOORE	65245	3835	UTAH	10S	2W	20
MINNIE	40410	4623	UTAH	10S	2W	17
MODELA	60985	6290	JUAB	10S	2W	18
MOLLIE GIBSON		4604	JUAB	10S	2W	32
MOLLIE GIBSON NO.2		4604	JUAB	10S	2W	32
MOLLIE GIBSON NO.3		4604	JUAB	10S, 11S	2W	5, 6, 32
MOLLIE GIBSON NO.4		4604	JUAB	10S, 11S	2W	5, 6, 32
MOLLY BAWN	40022	3830	JUAB	10S	2W, 3W	30, 36
MOLLY S	39938	250	JUAB	10S	3W	24, 25
MONO	60781	70	JUAB	10S	3W	13,24
MONTANA	19319	4143	UTAH	10S	2W	20
MONTANA	62669	6767	UTAH	10S	2W	21, 22
MONTANA NO.2	62670	6767	UTAH	10S	2W	21, 22
MONTE CARLO	65259	6569	UTAH	10S	2W	6
MORNING STAR	62741	4420	UTAH	10S	2W	20, 29
MORNING STAR	60779	5108	JUAB	10S	3W	24
MOUNTAIN VIEW	40425	3220	UTAH	10S	2W	19
MOUNTAIN VIEW	19331, 40421	3326	UTAH	10S	2W	17, 20
MY CATHARINA B.	66461	5795	UTAH	10S	2W	16
MYRTLE	40397	5822	UTAH	10S	2W	20

Tintic Project 243 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
N. A. R.	30982	265	UTAH, JUAB	9S	3W	35
NATRONA	40427	6438	UTAH	10S	2W	9, 16
N END	60256	6484	UTAH	9S	2W	28
N END NO.1	60251	6484	UTAH	9S	2W	28
N END NO.10	60257	6484	UTAH	9S	2W	28
N END NO.2	21873	6484	UTAH	9S	2W	28
N END NO.3	60241	6484	UTAH	9S	2W	28
N END NO.4	60258	6484	UTAH	9S	2W	28, 29
N END NO.5	60259	6484	UTAH	9S	2W	28
N END NO.6	21874	6484	UTAH	9S	2W	28
N END NO.7	60247	6484	UTAH	9S	2W	28, 29
N END NO.8	60252	6484	UTAH	9S	2W	28
N END NO.9	60253	6484	UTAH	9S	2W	28
NORTH OF IRELAND NO.1	21872	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO.2	60236	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO.3	60237	6491	UTAH	10S	2W	6
NORTH OF IRELAND NO.4	60239	6491	UTAH	10S	2W	6
NORTH SWANSEA	40309	2955	JUAB	10S	3W	25, 36
N.S. NO.016	60308	6430	UTAH	9S, 10S	2W	5, 32
N.S. NO.017	60309	6430	UTAH	9S, 10S	2W	5, 32
N. TUNNEL	60677	6463	UTAH	10S	2W	3
N. TUNNEL NO.1	60678	6463	UTAH	10S	2W	3
N. TUNNEL NO.2	60679	6463	UTAH	10S	2W	3
N. TUNNEL NO.3	21828	6463	UTAH	10S	2W	3
N. TUNNEL NO.4	60672	6463	UTAH	10S	2W	3
N. TUNNEL NO.5	60673	6463	UTAH	10S	2W	3
N.E.	60758	38	JUAB	10S	3W	2
NORTH EXTENSION BLUE BELL	62825	212	JUAB	10S	2W	18
N.S. NO.007	21879	6431	UTAH	9S, 10S	2W	6,31
N.S. NO.19	60316	6402	UTAH	9S, 10S	2W	4,5,33
N.S. NO.001	60286	6431	UTAH	10S	2W	5
N.S. NO.010	60287	6431	UTAH	9S, 10S	2W	5, 6, 32
N.S. NO.011	60288	6431	UTAH	9S, 10S	2W	5, 32
N.S. NO.012	60290	6431	UTAH	9S, 10S	2W	5, 32
N.S. NO.18	60315	6402	UTAH	9S, 10S	2W	4,5,32,33
N.S. NO.002	21880	6431	UTAH	10S	2W	5
N.S. NO.003	60282	6431	UTAH	10S	2W	5,6
N.S. NO.004	60283	6431	UTAH	10S	2W	6
N.S. NO.005	60284	6431	UTAH	10S	2W	6
N.S. NO.006	60285	6431	UTAH	10S	2W	6

Tintic Project 244 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
N.S. NO.008	60280	6431	UTAH	9S, 10S	2W	6,31
N.S. NO.009	60281	6431	UTAH	9S, 10S	2W	6,31,32
N.W.	60759	38	JUAB	10S	3W	2
NARROW GUAGE	19334	323	UTAH	10S	2W	19, 20
NATRONA	40427	6438	UTAH	10S	2W	9, 16
NEVADA	40419	342	UTAH	10S	2W	29, 30
NEVADA	62671	6767	UTAH	10S	2W	22
NEVADA	19309	4767	UTAH	10S	2W	19
NEVADA EXTENSION	4383	6779	UTAH, JUAB	10S	2W	29
NEVADA EXTENSION NO.1	40047	6025	UTAH, JUAB	10S	2W	29
NEVADA NO.1	62672	6767	UTAH	10S	2W	22
NEVADA NO.2	19264	6767	UTAH	10S	2W	21, 22
NEVADA NO.3	4369	6779	JUAB	10S	2W	29
NEVADA NO.3	62681	6766	UTAH	10S	2W	21, 22
NEVADA NO.4	40040	6090	JUAB	10S	2W	29
NEVADA NO.4	21784	6767	UTAH	10S	2W	15, 22
NEVADA NO.6	62682	6766	UTAH	10S	2W	21, 22
NEVADA TUNNEL EXTENSION NO.2	62684	6606	UTAH	10S	2W	28, 29
NEVADA TUNNEL EXTENSION	19259	6847	UTAH	10S	2W	28, 29
NEVADA TUNNEL NO.2 AMENDED	19261	6847	UTAH	10S	2W	29
NEVADA TUNNEL NO.3	62664	6847	UTAH	10S	2W	32, 33
NEVADA TUNNELL NO.4	65306	6052	UTAH	10S	2W	32
NEVADA TUNNELL NO.5	65307	6052	UTAH	10S	2W	32
NELLIE	19303	5585	UTAH	10S	2W	20
NOAH	63428	239	JUAB	10S	2W	18,19
NOAH FRACTION	62824	6550	JUAB	10S	2W	19
NOM DE PLUME	51929	117	JUAB	10S	2W	31
NORTH EXTENSION EAGLE	24820	213	JUAB	10S	2W	18
NORTH EXTENSION RIDGE	25528	231	JUAB	10S	3W	13
NORTH EXTENSION VALLEY	25531	231	JUAB	10S	3W	13
NORTH EXTENSION ZULU	25530	231	JUAB	10S	3W	13
NORTH STAR LODE	40078	62	JUAB	10S	2W	30
NORTHERN SPY	40426	129	UTAH	10S	2W	29
NORWAY	21948, 43549	276	JUAB	10S	3W	13
NORWAY FRACTION	43548, 43547	6539	JUAB	10S	3W	13
OCKONOOK	60811	4548	JUAB	10S	2W	29,32
OHIO MINING CLAIM	21887	4827	UTAH	10S	2W	5

Tintic Project 245 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
OLD ROSE AMENDED	62654	6847	UTAH	10S	2W	33
OLD ROSE NO.1 AMENDED	62655	6847	UTAH	10S	2W	28, 33
OLE BOLE	21947	275	JUAB	10S	3W	13
ONNIE GAGAN	60333	265	UTAH	9S	3W	35,36
OVERSIGHT	60743	6885	JUAB	10S	2W	19
OXEN	21845	5974	UTAH	10S	2W	9
PALERMO	21917, 65348	6024	UTAH, JUAB	10S	3W	12
PARALLEL	62347	3359	JUAB	11S	2W	17, 18
PARROT	43508	6024	UTAH, JUAB	10S	2W	7
PAUL	62695	6574	UTAH	10S	2W	28
PAUL NO.1	19274	6574	UTAH	10S	2W	28
PAUL NO.2	62689	6574	UTAH	10S	2W	28, 33
PAUL NO.3	62690	6574	UTAH	10S	2W	28
PAUL NO.4	62691	6574	UTAH	10S	2W	28,33
PAUL NO.5	62692	6574	UTAH	10S	2W	28
PAXMAN	21859	3286	UTAH	10S	2W	7,8
PAXMAN MILL SITE NO.2	21860	3518	UTAH	10S	2W	7,8
PEACE	21797	6730	UTAH	10S	2W	4
PEACE FRACTION	60579	6730	UTAH	10S	2W	4
PEAK	60628	6516	UTAH	9S	2W	33
PEWABIC	40085	306	JUAB	10S	3W	24, 25
PHEBE S	19328	3700	UTAH	10S	2W	20, 29
PHEBE SHULER	24807	3368	JUAB	10S	2W	19
PHOENIX	40089	152	JUAB	10S	2W	30
PINE	4350	6771	UTAH	10S	2W	9
PINEY	39939	250	JUAB	10S	3W	24, 25
PINYON	60629	6516	UTAH	9S, 10S	2W	4, 33
PRINCE OF INDIA	40082	3836	JUAB	10S	2W	30
PROTECTION	19338	3147	UTAH	10S	2W	20
QUARTZITE	40032	5893	JUAB	10S	3W	25, 36
R.R.FRACTION	21818	6515	UTAH	10S	2W	4
RABBIT	60222	6630	UTAH	9S, 10S	2W	5, 32
RAILROAD NO.010	21827	6463	UTAH	10S	2W	3
RAILROAD NO.012	60667	6463	UTAH	10S	2W	3
RAILROAD NO.013	60668	6463	UTAH	10S	2W	3
RAILROAD NO.014	60669	6463	UTAH	10S	2W	3
RAILROAD NO.004	21826	6463	UTAH	10S	2W	3
RAILROAD NO.005	60662	6563	UTAH	10S	2W	3
RAIN STORM	40048	6025	JUAB	10S	2W	29

Tintic Project 246 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
RALPH	19324	4100	UTAH	10S	2W	16
RALPH		336	UTAH, JUAB	10S	2W	19, 30
RANGER CONSOLIDATED	51952	336	UTAH, JUAB	10S	2W	19
RATTLESNAKE NO.013	60413	6804	UTAH	10S	2W	23
RATTLESNAKE NO.002	60427	6802	UTAH	10S	2W	14
RATTLER	51917	151	JUAB	10S	2W	31
RATTLESNAKE NO.003	60428	6802	UTAH	10S	2W	14
RATTLESNAKE NO.001	21762	6802	UTAH	10S	2W	23
RATTLESNAKE NO.010	21758	6804	UTAH	10S	2W	23
RATTLESNAKE NO.011	60411	6804	UTAH	10S	2W	23
RATTLESNAKE NO.012	60412	6804	UTAH	10S	2W	23
RATTLESNAKE NO.004	60429	6802	UTAH	10S	2W	14
RATTLESNAKE NO.005	60410	6804	UTAH	10S	2W	14
RATTLESNAKE NO.006	62789	6804	UTAH	10S	2W	14
RATTLESNAKE NO.007	60392	6804	UTAH	10S	2W	14
RATTLESNAKE NO.008	60393	6804	UTAH	10S	2W	14
RATTLESNAKE NO.009	60394	6804	UTAH	10S	2W	23, 14
RAVIENE	51979	4391	JUAB	10S	2W	19
RAYMOND	40041	6090	JUAB	10S	2W	29
RED BIRD	19313	4422	UTAH	10S	2W	20
RED BIRD	60981	96	JUAB	10S	3W	13
RED CROSS NO. 25 AMENDED	40365	6648	UTAH	10S	2W	33
RED CROSS NO. 26 AMENDED	40366	6648	UTAH	10S	2W	33
RED CROSS NO. 27 AMENDED	40367	6648	UTAH	10S	2W	33
RED CROSS NO. 28 AMENDED	40368	6648	UTAH	10S	2W	33
RED CROSS NO. 29 AMENDED	40369	6648	UTAH	10S	2W	33, 34
RED CROSS NO. 30 AMENDED	40370	6648	UTAH	10S	2W	34
RED CROSS NO. 31 AMENDED	40371	6648	UTAH	10S	2W	34
RED CROSS NO. 32 AMENDED	40372	6648	UTAH	10S	2W	34
RED CROSS NO. 33 AMENDED	40373	6648	UTAH	10S	2W	34
RED CROSS NO. 34 AMENDED	40374	6648	UTAH	10S	2W	34
RED CROSS NO.111	32704	6605	UTAH, JUAB	11S	2W	3
RED CROSS NO.112	32792	6679	UTAH	11S	2W	3
RED CROSS NO.113	32792	6679	UTAH	11S	2W	3
RED CROSS NO.114	32792	6679	UTAH	11S	2W	3
RED CROSS NO.115	40350	6681	UTAH	11S	2W	3
RED CROSS NO.116	40351	6681	UTAH	11S	2W	3
RED CROSS NO.117	40352	6681	UTAH	11S	2W	3

Tintic Project 247 April 25, 2024

micon INTERNATIONAL LIMITED mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
RED CROSS NO.118	40353	6681	UTAH	11S	2W	3, 35
RED CROSS NO.041	76750	6608	UTAH, JUAB	10S	2W	33
RED CROSS NO. 52	40379	6648	UTAH	10S	2W	34
RED CROSS NO. 53	40380	6648	UTAH	10S	2W	34
RED CROSS NO. 54	40381	6648	UTAH	10S	2W	34
RED CROSS NO.061		6608	JUAB	10S	2W	33
RED CROSS NO.071	32792	6679	UTAH	11S	2W	3
RED CROSS NO. 72	32792	6679	UTAH	10S	2W	34
RED CROSS NO. 73	32792	6679	UTAH	10S	2W	34
RED CROSS NO. 74	32792	6679	UTAH	10S	2W	34
RED CROSS NO. 75	40342	6681	UTAH	10S	2W	34
RED CROSS NO. 76	40343	6681	UTAH	10S	2W	34
RED CROSS NO. 77	40344	6681	UTAH	10S	2W	34
RED CROSS NO. 78	40375	6681	UTAH	10S	2W	26, 34, 35
RED CROSS NO. 91	40151	6679	UTAH	11S	2W	3
RED CROSS NO. 92	40152	6679	UTAH	11S	2W	3
RED CROSS NO. 93	40153	6679	UTAH	11S	2W	3
RED CROSS NO. 94	40154	6679	UTAH	11S	2W	3
RED CROSS NO. 95	40346	6681	UTAH	11S	2W	3
RED CROSS NO. 96	40347	6681	UTAH	11S	2W	3
RED CROSS NO. 97	40348	6681	UTAH	11S	2W	3
RED CROSS NO. 98	40349	6681	UTAH	10S, 11S	2W	3, 35
RED CROSS NO.042 AMENDED	4344	6608	UTAH, JUAB	10S	2W	33
RED CROSS NO.191	35414	6695	UTAH, JUAB	11S	2W	10
RED CROSS NO.201		6665	JUAB	11S	2W	9
RED CROSS NO.165	35414	6695	JUAB	11S	2W	9
RED CROSS NO.165 AMENDED	35414	6695	JUAB	11S	2W	9
RED CROSS AM 185	35414	6695	JUAB	11S	2W	9
RED CROSS NO.188	35414	6695	JUAB	11S	2W	9
RED CROSS NO.188 AMENDED	35414	6695	JUAB	11S	2W	9
RED CROSS NO.131	32704	6605	UTAH, JUAB	11S	2W	3
RED CROSS NO.132	35415	6684	UTAH, JUAB	11S	2W	3
RED CROSS NO.133	35415	6684	UTAH, JUAB	11S	2W	3
RED CROSS NO.144	39990	6640	JUAB	11S	2W	4
RED CROSS NO.145	39991	6640	JUAB	11S	2W	4
RED CROSS NO.146		6640	JUAB	11S	2W	4

Tintic Project 248 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
RED CROSS NO.147	4328	6664	JUAB	11S	2W	4
RED CROSS NO.148	4329	6664	JUAB	11S	2W	4
RED CROSS NO.149	4330	6664	JUAB	11S	2W	4
RED CROSS NO.150	4331	6664	JUAB	11S	2W	3, 10
RED CROSS NO.151	4332	6664	UTAH, JUAB	11S	2W	3, 10
RED CROSS NO.152	35415, 76443	6684	UTAH, JUAB	11S	2W	3, 10
RED CROSS NO.153	35415, 4308	6684	UTAH, JUAB	11S	2W	3, 10
RED CROSS NO.161		6665	JUAB	11S	2W	8, 9
RED CROSS NO.162		6665	JUAB	11S	2W	9
RED CROSS NO.163		6665	JUAB	11S	2W	9
RED CROSS NO.164		6695	JUAB	11S	2W	9
RED CROSS NO.165 AMENDED		6695	JUAB	11S	2W	9
RED CROSS NO.168		6664	JUAB	11S	2W	9
RED CROSS NO.169	4336	6664	JUAB	11S	2W	9
RED CROSS NO.170	4337	6664	UTAH, JUAB	11S	2W	10
RED CROSS NO.171	4340	6664	UTAH, JUAB	11S	2W	10
RED CROSS NO.172	40260	6685	UTAH	11S	2W	10
RED CROSS NO.173	35417	6685	UTAH	11S	2W	10
RED CROSS NO.174	35417	6685	UTAH	11S	2W	10
RED CROSS NO.175	35417, 40265	6685	UTAH	11S	2W	10
RED CROSS NO.181		6665	JUAB	11S	2W	8, 9
RED CROSS NO.182		6665	JUAB	11S	2W	9
RED CROSS NO.183		6665	JUAB	11S	2W	9
RED CROSS NO.184	35414	6695	JUAB	11S	2W	9
RED CROSS NO.185 AMENDED	35414	6695	JUAB	11S	2W	9
RED CROSS NO.186	35414	6695	JUAB	11S	2W	9
RED CROSS NO.187	35414	6695	JUAB	11S	2W	9
RED CROSS NO.189	35414	6695	JUAB	11S	2W	9, 10
RED CROSS NO.190	35414	6695	UTAH, JUAB	11S	2W	10
RED CROSS NO.191	35414	6695	UTAH, JUAB	11S	2W	10
RED CROSS NO.192	35417	6685	UTAH	11S	2W	10
RED CROSS NO.193	35417	6685	UTAH	11S	2W	10
RED CROSS NO.194	35417	6685	UTAH	11S	2W	10
RED CROSS NO.195	35417	6685	UTAH	11S	2W	10
RED CROSS NO.202		6665	JUAB	11S	2W	9

Tintic Project 249 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
RED CROSS NO.203		6665	JUAB	11S	2W	9
RED CROSS NO.204		6696	JUAB	11S	2W	9
RED CROSS NO.205		6696	JUAB	11S	2W	9
RED CROSS NO.206		6692	JUAB	11S	2W	9
RED CROSS NO.207		6692	UTAH, JUAB	11S	2W	9
RED CROSS NO.208		6692	UTAH, JUAB	11S	2W	9
RED CROSS NO.209		6692	UTAH, JUAB	11S	2W	9
RED CROSS NO.210		6692	UTAH, JUAB	11S	2W	10
RED CROSS NO.211		6692	UTAH, JUAB	11S	2W	10
RED CROSS NO.212	35417	6685	UTAH	11S	2W	10
RED CROSS NO.213	35417	6685	UTAH	11S	2W	10
RED CROSS NO.221		6696	JUAB	11S	2W	9
RED CROSS NO.222		6696	JUAB	11S	2W	9
RED CROSS NO.223		6696	JUAB	11S	2W	9
RED CROSS NO.224		6696	JUAB	11S	2W	9
RED CROSS NO.225		6696	JUAB	11S	2W	9
RED CROSS NO.226		6692	UTAH, JUAB	11S	2W	16
RED CROSS NO.227	40289	6692	UTAH, JUAB	11S	2W	9
RED CROSS NO.228	40290	6692	JUAB	11S	2W	9
RED CROSS NO.229	40291	6692	JUAB	11S	2W	9, 10, 15, 16
RED CROSS NO.230		6692	UTAH	11S	2W	10, 15
RED CROSS NO.231		6692	UTAH	11S	2W	10, 15
RED CROSS NO.232	35417	6685	UTAH	11S	2W	10, 15
RED CROSS NO.233	35417	6685	UTAH	11S	2W	10, 15
RED CROSS NO.050	40375	6648	UTAH	10S	2W	33
RED CROSS NO.051	40377	6648	UTAH	10S	2W	33
RED CROSS NO.081	32781	6587	JUAB	11S	2W	4
RED CROSS NO.082	32781	6587	JUAB	11S	2W	4
RED ROCK	40297	3746	JUAB	9S, 10S	3W	2, 35
RED ROSE	40315	91	JUAB	10S	2W	30
REVERSE	51930	81	JUAB	10S	2W	31
REVERSE NO.2	51918	333	JUAB	10S	2W	30,31
REXALL	62687	6595	UTAH	10S	2W	28
REXALL NO.2	62688	6595	UTAH	10S	2W	28
RHOMBUS	19253	7157	UTAH	10S	2W	21

Tintic Project 250 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
RICHARD	21916	6898	JUAB	10S	3W	24
RIDGE	25529	106	JUAB	10S	3W	13,24
RIDGE	25529	5708	JUAB	10S	2W	29
RIO TINTO	43529, 43530	4536	JUAB	10S	2W	7,12,13,18
RISING SUN	47258	5695	JUAB	10S	3W	25, 36
ROADSIDE	51931	150	JUAB	10S	2W	31
ROBBINS EUREKA	21918	71	JUAB	10S	3W	13,24
ROBERT	21754	6806	UTAH	10S	2W	27, 34
ROBERT NO.001	60374	6806	UTAH	10S	2W	27
ROBERT NO.010	60375	6806	UTAH	10S	2W	23,26
ROBERT NO.011	60376	6806	UTAH	10S	2W	26
ROBERT NO.012	60377	6806	UTAH	10S	2W	23,26
ROBERT NO.013	60378	6806	UTAH	10S	2W	26
ROBERT NO.014	21756	6805	UTAH	10S	2W	23,26
ROBERT NO.015	60387	6805	UTAH	10S	2W	26
ROBERT NO.016	60388	6805	UTAH	10S	2W	26
ROBERT NO.017	60389	6805	UTAH	10S	2W	26
ROBERT NO.018	60390	6805	UTAH	10S	2W	26
ROBERT NO.019	60391	6805	UTAH	10S	2W	26
ROBERT NO.002	60379	6806	UTAH	10S	2W	23, 26, 27
ROBERT NO.020	21755	6805	UTAH	10S	2W	26
ROBERT NO.021	60380	6805	UTAH	10S	2W	26
ROBERT NO.022	60381	6805	UTAH	10S	2W	26
ROBERT NO.023	60383	6805	UTAH	10S	2W	26
ROBERT NO.024	60384	6805	UTAH	10S	2W	26
ROBERT NO.025	60384	6805	UTAH	10S	2W	26
ROBERT NO.026	60385	6805	UTAH	10S	2W	23,26
ROBERT NO.027	60386	6805	UTAH	10S	2W	23, 26
ROBERT NO.003	21753	6806	UTAH	10S	2W	26, 27, 34
ROBERT NO.004	60368	6806	UTAH	10S	2W	23, 26
ROBERT NO.005	60369	6806	UTAH	10S	2W	26, 27, 34
ROBERT NO.006	60370	6806	UTAH	10S	2W	23, 26
ROBERT NO.007	60371	6806	UTAH	10S	2W	26
ROBERT NO.008	60372	6806	UTAH	10S	2W	23, 26
ROBERT NO.009	60373	6806	UTAH	10S	2W	26
ROSA	39943	250	JUAB	10S	3W	24
ROSE	61961	7138	UTAH	10S	2W	21, 28
ROSSIE	60724	4126	UTAH	10S	2W	4,9
ROVER	40034	223	JUAB	10S	3W	24
RUBY a/k/a RUBY CONSOLIDATED	65932	3389	JUAB	10S	3W	4

Tintic Project 251 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
RUBY NO.060		6699	JUAB	10S	2W	32
RUBY NO.061		6699	JUAB	10S	2W	32
RUBY NO.062 AMENDED		6699	JUAB	10S	2W	32
RUBY NO.055	40123	6666	JUAB	10S, 11S	2W	6, 31
RUBY NO.056	40124	6666	JUAB	10S	2W	31, 32
RUBY NO.057	40125	6666	JUAB	10S	2W	32
RUBY NO.058	40126	6666	JUAB	10S	2W	31, 32
RUBY NO.059	40127	6666	JUAB	10S	2W	32
RUBY NO.052		6608	JUAB	10S	2W	32
RUBY NO.080 AMENDED	39971	6640	JUAB	11S	2W	5
RYAN MILLSITE	43542	3060	UTAH, JUAB	10S	2W	18
SOUTH EXTENSION OF THE WEST MAMOTH	60987	5348	JUAB	10S	3W	24
S.S.	60407	6402	UTAH	10S	2W	4
S.S. NO.1	65405	6463	UTAH	10S	2W	4
S.S. NO.2	65406	6463	UTAH	10S	2W	4
S.S. NO.3	65407	6463	UTAH	10S	2W	4
S. S. NO.6	60630	6516	UTAH	10S	2W	3, 4
SOUTH EXTENSION BEECHER	62820	216	JUAB	10S	2W	19
SOUTH EXTENSION BLUE BELL	24819	215	JUAB	10S	2W	19
S.S. NO.5	60643	6515	UTAH	10S	2W	4
SAGE BRUSH	62716	6052	UTAH, JUAB	10S	2W	32, 33
SALLY	19254	7141	UTAH	10S	2W	27, 28
SALVATOR	19335	3219	UTAH	10S	2W	19
SAMPSON	62739	4282	UTAH	10S	2W	16
SAN JUAN	60989, 65412, 60990	6024	UTAH, JUAB	10S	3W	12
SARAH	19326	39	UTAH	10S	2W	16
SAVAGE	21913	6024	JUAB	10S	3W	12
SEA SWAN	40299	3976	JUAB	10S	3W	36
SEPTEMBER	62721	5740	UTAH	10S	2W	17, 20
SEPTEMBER FRACTION	19305	5883	UTAH	10S	2W	20
SHAFT	65416	6052	JUAB	10S	2W	32, 33
SHAITAN	60242	6484	UTAH	9S	2W	28,29,32,33
SHAMROCK NO.2	62598	6533	JUAB	10S, 11S	2W	5, 32
SHAMROCK NO.4	62600	6533	JUAB	10S, 11S	2W	5, 32
SHAWNEE	62665	6808	UTAH	10S	2W	21
SHELBY	40118	3983	JUAB	10S	3W	30
SHERMAN	60334	265	UTAH	9S	3W	35

Tintic Project 252 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
SHIELD NO.007	60358	7024	UTAH	10S	2W	2,11
SHIELD NO.001	60360	7021	UTAH	10S	2W	2
SHIELD NO.010	63149	7024	UTAH	10S	2W	2,11
SHIELD NO.011	63150	7024	UTAH	10S	2W	2,11
SHIELD NO.012	63151	7024	UTAH	10S	2W	2,11
SHIELD NO.002	63152	7021	UTAH	10S	2W	2
SHIELD NO.026	63157	7021	UTAH	10S	2W	2
SHIELD NO.027	63158	7021	UTAH	10S	2W	2
SHIELD NO.028	63159	7021	UTAH	10S	2W	2
SHIELD NO.029	21749	7025	UTAH	10S	2W	2,3,10
SHIELD NO.003	63153	7021	UTAH	10S	2W	2,11
SHIELD NO.030	60352	7025	UTAH	10S	2W	2
SHIELD NO.031	60353	7025	UTAH	10S	2W	2
SHIELD NO.032	60354	7025	UTAH	10S	2W	2
SHIELD NO.004	63154	7021	UTAH	10S	2W	2,11
SHIELD NO.005	63155	7021	UTAH	10S	2W	2,11
SHIELD NO.052	60355	7025	UTAH	9S, 10S	2W	2, 34
SHIELD NO.053	21748	7025	UTAH	9S, 10S	2W	2, 34
SHIELD NO.054	60346	7025	UTAH	9S, 10S	2W	2, 34
SHIELD NO.055	60348	7025	UTAH	9S, 10S	2W	2, 34
SHIELD NO.056	60349	7025	UTAH	9S, 10S	2W	2,3, 34
SHIELD NO.006	63156	7021	UTAH	10S	2W	2,11
SHIELD NO.008	63147	7024	UTAH	10S	2W	2,11
SHIELD NO.009	63148	7024	UTAH	10S	2W	2,11
SI TAM	60971	264	JUAB	10S	3W	2
SIDE EXTENSION OF L SILVER KING	19322	4105	UTAH	10S	2W	16
SIDE EXTENSION OF SUNRISE	62667	6767	UTAH	10S	2W	21, 22
SILVER BAR NO.1	40025	6085	JUAB	10S	3W	30
SILVER BAR NO.2	40441	6085	JUAB	10S	2W, 3W	30, 31, 36
SILVERBELT	40073	168	JUAB	10S	3W	24, 25
SILVERBELT #2	4396	4664	JUAB	10S	3W	24, 25
SILVER BILL	60335	265	UTAH	9S	3W	35
SILVER CHAIN	1273	5880	JUAB	10S	2W	30
SILVER COIN	51919	144	JUAB	10S	2W	31
SILVER GEM	21912	128	JUAB	10S	3W	24
SILVER HILL NO.1	40067	4118	JUAB	10S	2W	30
SILVER HILL MINING CLAIM NO.2	40068	4118	JUAB	10S	2W	30
SILVER HILL MINE NO.3	40069	4118	JUAB	10S	2W	30
SILVER HILL MINE NO.4	40070	4118	JUAB	10S	2W	30
SILVER REED NO. 1	40073	5893	JUAB	10S	3W	30

Tintic Project 253 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
SILVER ROCK # 1	19279	6559	UTAH	10S	2W	27, 28
SILVER ROCK # 2	62699	6559	UTAH	10S	2W	27, 28
SILVER ROCK # 3	62700	6559	UTAH	10S	2W	27, 28
SILVER SPAR	4360	290	JUAB	10S	2W	30
SILVER STAR	4361	290	JUAB	10S	2W	30
SILVERS	60992	6401	JUAB	10S	2W	18
SIOUX	19341	221	UTAH	10S	2W	20, 29
SLIM	63140	6847	JUAB	10S	2W	32
SMUGGLER NO.4	21914	6503	JUAB	10S	2W	18
SNAP DRAGON	51932	3195	JUAB	10S	2W	31
SNOWBIRD	40105	4523	JUAB	10S	2W, 3W	25, 30
SNOWBIRD	4392	5740	UTAH	10S	2W	16, 21
SNYDER	76427, 40304	3294	JUAB	10S	3W	35, 36
SOLID MOULTOON	21911	283	JUAB	10S	2W	18
SOUTH EUREKA NO. ONE	4386	4563	JUAB	10S	2W, 3W	25, 30
SOUTH EXTENSION EAGLE	62821	214	JUAB	10S	2W	19
SOUTH MAMMOTH	40108	63	JUAB	10S	2W	30
SOUTH SIDE	21832	6432	UTAH	10S	2W	7
SOUTH SIDE NO.1	60686	6432	UTAH, JUAB	10S	2W	7
SOUTH SIDE NO.2	60687, 21910	6432	UTAH, JUAB	10S	2W	7
SOUTH SIDE NO.3	60688	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO.4	60689	6432	UTAH	10S	2W	7,8
SOUTH SIDE NO.5	60690	6432	UTAH	10S	2W	7,8
SOUTH STAND NO.01	60560	6757	UTAH	10S	2W	27
SOUTH STAND NO.10	60561	6757	UTAH	10S	2W	22, 27
SOUTH STAND NO.11	60561	6757	UTAH	10S	2W	27
SOUTH STAND NO.03	21790	6757	UTAH	10S	2W	27
SOUTH STAND NO.05	60542	6757	UTAH	10S	2W	27
SOUTH STAND NO.07	60548	6757	UTAH	10S	2W	22, 27
SOUTH STAND NO.08	60549	6757	UTAH	10S	2W	22, 27
SOUTH STAND NO.09	65436	6757	UTAH	10S	2W	22, 27
SOUTH SWANSEA	51935	337	JUAB	10S	3W	36
SPACE	4384	3234	JUAB	10S	3W	24, 25
SPARROW	40404	4759	UTAH	10S	2W	17
SPY MINE NO.4	62740	4140	UTAH	10S	2W	20
SPY NO.2	19318	4149	UTAH	10S	2W	20
SPY NO.3	19317	4166	UTAH	10S	2W	20
STANDARD	40114	3206	JUAB	10S	2W	25
ST. GEORGE	21562	289	UTAH,	10S	2W	30

Tintic Project 254 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
			JUAB			
STELLA FRACTION	60243	6484	UTAH	9S	2W	29,32
STOCKTON	24803, 24804	3365	UTAH	10S	2W	19, 30
STOCKTON NO.2	51991	3366	UTAH	10S	2W	19, 30
STOCKTON NO.3	24802	3367	UTAH	10S	2W	19
STONEWALL JACKSON	60808	210	JUAB	10S	2W	18,19
STYX	60991	346	JUAB	10S	3W	24
SUCCESS	19340	260	UTAH	10S	2W	20
SULLIVAN	86593	254	JUAB	10S	2W	19
SUMMIT	62656	6847	UTAH, JUAB	10S	2W	29, 32, 33
SUMMIT NO.01	60401	6430	UTAH	10S	2W	5
SUMMIT NO.10	60209, 60210	6516	UTAH	9S, 10S	2W	4, 33
SUMMIT NO.02	60402	6430	UTAH	10S	2W	5
SUMMIT NO.03	60310	6430	UTAH	10S	2W	5
SUMMIT NO.04	60317	6402	UTAH	10S	2W	4,5
SUMMIT NO.05	60318	6402	UTAH	10S	2W	4
SUMMIT NO.06	60408	6402	UTAH	10S	2W	4
SUMMIT NO.07	21884	6402	UTAH	9S, 10S	2W	4, 33
SUMMIT NO.08	60198, 60199	6402	UTAH	9S	2W	33
SUMMIT NO.09	60192, 60193	6402	UTAH	9S, 10S	2W	4, 33
SUNBEAM #1	63143, 62723	5740	UTAH	10S	2W	20
SUNBEAM #2	63144, 62724	5740	UTAH	10S	2W	20
SUNBEAM #3	63145, 62718	5740	UTAH	10S	2W	21
SUNBEAM #4	63146, 62719	5740	UTAH	10S	2W	16, 21
SUNDOWN	65463	6563	UTAH	10S	2W	22
SUNDOWN #2	21810	6563	UTAH	10S	2W	20,29
SUNNY SIDE NO.1	30926	6560	UTAH	10S	2W	15, 22
SUNNY SIDE NO.2 (AMENDED)	60621	6560	UTAH	10S	2W	15, 22
SUNNY SIDE NO.3 (AMENDED)	60622	6560	UTAH	10S	2W	15, 22
SUNNY SIDE	24760	3782	JUAB	10S	2W	31
SUNNY SIDE FRACTION (AMENDED)	60619	6560	UTAH	10S	2W	15, 22
SUNNY SIDE NO.5	60611	6563	UTAH	10S	2W	22
SUNNY SIDE NO.6	60612	6563	UTAH	10S	2W	22
SUNNY SIDE NO.7	60613	6563	UTAH	10S	2W	22
SUNNY SIDE NO.8	60614	6563	UTAH	10S	2W	22
SUNRISE	65466	6052	JUAB	10S, 11S	2W	5, 32
SUNRISE FRACTION	62668	6767	UTAH	10S	2W	21, 22
SUNSET	51987	3371	UTAH, JUAB	10S	2W	19

Tintic Project 255 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
SUNSET	60328	6024	UTAH	10S	3W	1,12
SURPRISE	4374	6466	UTAH	10S	2W	9, 16
SURPRISE FRACTON	21746	7171	UTAH	10S	2W	9
SURPRISE NO.2	60658	6466	UTAH	10S	2W	9
TABOR	40049	6025	JUAB	10S	2W	29
TALISMAN	60983	104	JUAB	10S	3W	13
TALISMAN FRACTON	21945	6545	JUAB	10S	3W	13
TAMARACK	43537	4536	JUAB	10S	2W	7,18
TENNESSEE REBEL	4388	331	JUAB	10S	3W	25
TENNESSEE REBEL FRACTION	4393	3338	JUAB	10S	3W	25
TETRO	21909, 21898	312	JUAB	10S	2W	7, 18
THE LAMB NO.001	60415	6803	UTAH	10S	2W	14, 23
THE LAMB NO.002	60443	6801	UTAH	10S	2W	14
THE LAMB NO.009	60416	6803	UTAH	10S	2W	23
THREE PLY	60204	95	JUAB	10S	3W	13
THUMB TACK	60631	6516	UTAH	9S	2W	27,34
TIGER	51985	3435	JUAB	10S	2W	19
TINA	51934	3254	JUAB	10S	2W	31
TINTIC	60339	264	UTAH	9S	3W	36
TINTIC STANDARD NO.022 AMENDED	60533	6763	UTAH	10S	2W	2, 10
TINTIC STANDARD NO.024 AMENDED	60534	6763	UTAH	10S	2W	2, 3, 0
TINTIC STANDARD NO.028 AMENDED	60535	6763	UTAH	9S, 10S	2W	2, 34
TINTIC STANDARD NO.029 AMENDED	21786	6763	UTAH	9S, 10S	2W	2, 34
TINTIC STANDARD NO.030 AMENDED	60530	6763	UTAH	9S, 10S	2W	2, 34
TINTIC STANDARD NO.051 AMENDED	60730	6763	UTAH	9S, 10S	2W	2, 3, 34
TINTIC STANDARD NO.010	21802	6612	UTAH	10S	2W	10, 15
TINTIC STANDARD NO.031	60607	6612	UTAH	10S	2W	10, 15
TINTIC STANDARD NO.032 AMENDED	60608	6612	UTAH	10S	2W	10, 15
TINTIC STANDARD NO.033 AMENDED	60609	6612	UTAH	10S	2W	10, 15
TINTIC STANDARD NO.034 AMENDED	21801	6612	UTAH	10S	2W	10, 15
TINTIC STANDARD NO.035 AMENDED	60604	6612	UTAH	10S	2W	10, 11, 15
TINTIC STANDARD NO.036 AMENDED	60605	6612	UTAH	10S	2W	11

Tintic Project 256 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
TINTIC STANDARD NO.012	60591	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.013	60592	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.015	60593	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.016	60594	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.037	21804	6611	UTAH	10S	2W	2,10,11
TINTIC STANDARD NO.038	60585	6611	UTAH	10S	2W	2,10,11,15
TINTIC STANDARD NO.039	60586	6611	UTAH	10S	2W	2,11
TINTIC STANDARD NO.044 AMENDED	60606	6612	UTAH	10S	2W	11
TINTIC STANDARD NO.007	21803	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.008	60583	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.005 AMENDED	60588	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.006 AMENDED	60589	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.009 AMENDED	60584	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.011 AMENDED	21805	6611	UTAH	10S	2W	10
TINTIC STANDARD NO.017	21787	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO.018	60531	6763	UTAH	10S	2W	10
TINTIC STANDARD NO.019	60532	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO.040	65481	6763	UTAH	10S	2W	2,10
TINTIC STANDARD NO.045	60537	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO.046	60536	6763	UTAH	10S	2W	3
TINTIC STANDARD NO.047	30983	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO.048	60727	6763	UTAH	10S	2W	3
TINTIC STANDARD NO.049	60728	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO.050	60729	6763	UTAH	9S, 10S	2W	3, 34
TINTIC STANDARD NO.052	60731	6763	UTAH	10S	2W	3,10
TINTIC STANDARD NO.002	60659	6466	UTAH	10S	2W	9,10
TIP TOP NO 2	60716	5974	UTAH	10S	2W	9
TOLTEC	43524	4536	JUAB	10S	2W	7
TOLTEC	60794	3625	JUAB	10S	3W	24
TOWN VIEW	63162	4307	JUAB	10S	2W	18
TOWN VIEW FRACTION	25949	6672	JUAB	10S	2W	18
TRAIL	4385	121	JUAB	10S	2W	30
TRESTLE	60660	6463	UTAH	10S	2W	3
TRIANGULAR	60993	4600	JUAB	10S	2W	18
TRIXY	19288	6073	UTAH	10S	2W	27, 28
TRUMP	62715	6073	UTAH	10S	2W	28

Tintic Project 257 April 25, 2024

micon INTERNATIONAL LIMITED | mineral industry consultants

Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
TUNNEL NO.3	63431	6463	UTAH	10S	2W	4,9
TUNNEL NO.4	63388	6463	UTAH	10S	2W	3,4,9,10
TUNNEL SITE MINING CLAIM	60725	4126	UTAH	10S	2W	4
TURK	24759	4519	JUAB	10S	2W	29, 30
UNCLE ANDREAS	64975	5734	UTAH	10S	2W	16
UNCLE ANDREAS NO.2	66462	5795	UTAH	10S	2W	16
UNCLE SAM	40185	321	UTAH, JUAB	10S	2W	18
UNION	65491	188	JUAB	10S	3W	24
UNION B	21851	5559	UTAH	10S	2W	15, 16
UNION NO.2	60708	6204	UTAH	10S	2W	16
VALEJO	40097	116	JUAB	10S	2W	30
VALLEY	60970	100	JUAB	10S	3W	13,24
VEGA	21853	5480	UTAH	10S	2W	16
VENUS	60717	5974	UTAH	10S	2W	9
VENUS	51988	4392	JUAB	10S	2W	30
VENUS FRACTION	36301	6881	UTAH	9S	2W	21
VERMONT	19301	5588	UTAH	10S	2W	20, 29
VERN NO.1	19282	6456	UTAH	10S	2W	21, 28
VERN NO.2	62701	6456	UTAH	10S	2W	21, 28
VERN NO.3	62702	6456	UTAH	10S	2W	28
VERN NO.4	62703	6456	UTAH	10S	2W	28
VERN NO.5	62704	6456	UTAH	10S	2W	28
VERN NO.6	62705	6456	UTAH	10S	2W	28
VICTOR	40411	4480	UTAH	10S	2W	29, 30
VICTORY LODE	40314	238	JUAB	10S	2W	30
VOLTAIRE MS	21906	103	JUAB	10S	3W	12
W. J. BRYAN	40415	3825	UTAH	10S	2W	20
W PINYON	60231	6516	UTAH	9S	2W	33
W PINYON NO.7	60244	6484	UTAH	9S	2W	28,33
W PINYON NO.2	60207	6402	UTAH	9S	2W	33
W PINYON NO.3	60311	6402	UTAH	9S	2W	33
W PINYON NO.4	60313	6402	UTAH	9S	2W	33
W PINYON NO.5	60312	6402	UTAH	9S	2W	28,33
W PINYON NO.6	60314	6402	UTAH	9S	2W	28,33
W PINYON NO.8	60205, 65501	6516	UTAH	9S	2W	33
W PINYON NO.9	60233	6516	UTAH	9S	2W	33
W.W.C.MS	21943	163	JUAB	10S	2W	18
WANDERER NUMBER.9 AMENDED	21778	6787	UTAH	10S	2W	15
WATER GULCH	60719	5736	UTAH	10S	2W	8, 9, 16, 17

Tintic Project 258 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah TaxPropertyNo.	SurveyNo.	County	Township	Range	Section
WATER LILLIE	21831	6457	UTAH	10S	2W	3
WATSON	62822	3722	JUAB	10S	2W	18,19
WATSON EXTENSION	62823	3723	JUAB	10S	2W	19
WEBER	40432	6438	UTAH	10S	2W	9, 16
WEDGE	21747	7156	UTAH	10S	2W	16
WELLER FRACTION	62737	4668	UTAH	10S	2W	16
WEST BOWER	40305	3296	JUAB	10S	3W	25, 36
WEST BULLION	21944	90	JUAB	10S	3W	13,24
WEST EMMA	65515	6082	JUAB	10S	3W	13
WEST MAMMOTH	40107	319	JUAB	10S	2W	30
WEST STAR	4367	233	JUAB	10S	2W	30, 31
WEST SWANSEA	51936	337	JUAB	10S	3W	36
WHISPERING WILLIE	60806	6566	JUAB	10S	2W	18,19
WHITE DRAGON	51933	4163	JUAB	10S	2W	30
WHITE ROSE NO.10 AMENDED	62676	6766	UTAH	10S	2W	27, 28
WHITE ROSE NO.5 AMENDED	62679	6766	UTAH	10S	2W	21
WHITE ROSE NO.4	19266	6766	UTAH	10S	2W	27,28
WHITE ROSE NO.6	62675	6766	UTAH	10S	2W	21, 28
WHITE ROSE NO.7	62674	6766	UTAH	10S	2W	21
WHITE STALLION NO.2	21796	4654	UTAH	10S	2W	16
WHITE WING #2	60624	6527	UTAH	10S	2W	16
WHITE WING NO.006	60651	6466	UTAH	10S	2W	10, 15
WHITE WING NO.007	60652	6466	UTAH	10S	2W	10
WHITE WING NO.008	60653	6466	UTAH	10S	2W	10, 15
WHITE WING NO.009	60654	6466	UTAH	10S	2W	10, 15
WILLIE GUNDRY	51922	3240	JUAB	10S	2W	31
WITHE ROSE	62683	6766	UTAH	10S	2W	21, 22
WITHE ROSE FRACTION	19267	6766	UTAH	10S	2W	21, 22
WITHE ROSE NO.1	62677	6766	UTAH	10S	2W	21, 22
WITHE ROSE NO.2	62678	6766	UTAH	10S	2W	21, 22
WITHE ROSE NO.3	62679	6766	UTAH	10S	2W	21, 22, 27, 28
WOLF	40024	244	UTAH, JUAB	10S	2W	29, 30
WONDER NO.1	60972, 76573	6001	UTAH, JUAB	10S	2W	7
WONDER NO.2	48712, 76574	6001	UTAH, JUAB	10S	2W	6,7
WONDER NO.3	48713, 76575	6001	UTAH, JUAB	10S	2W	7
WONDERER # 1	60646	6466	UTAH	10S	2W	15
WONDERER # 2	60647	6466	UTAH	10S	2W	15

Tintic Project 259 April 25, 2024

MICON INTERNATIONAL LIMITED | mineral industry consultants
Osisko Development Corp.

Name	State Of Utah Tax Property No.	Survey No.	County	Township	Range	Section
WONDERER # 3	60648	6466	UTAH	10S	2W	15
WONDERER # 4	60649	6466	UTAH	10S	2W	15
WONDERER AMENDED	21822	6466	UTAH	10S	2W	11, 15
WONDERER AMENDED NO.7	60650	6466	UTAH	10S	2W	15, 22
WONDERER NO.8	21821	6466	UTAH	10S	2W	15
WONDERER NO 5-X AMENDED	60644	6466	UTAH	10S	2W	15
WONDERER NO 6-X AMENDED	60645	6466	UTAH	10S	2W	15
WYMA	19302	5586	UTAH	10S	2W	20
WYOMING	40042	6090	JUAB	10S	2W	29
WYOMING SILVER	21861	52	UTAH	10S	2W	8
YANKEE	40325	3794	UTAH	10S	2W	17, 20
YANKEE #2	40326	3794	UTAH	10S	2W	17, 20
YANKEE #3	40327	3794	UTAH	10S	2W	17, 20
ZENITH FRACTION	60615	6563	UTAH	10S	2W	22
ZENITH NO.001	21794	6752	UTAH	10S	2W	14, 22
ZENITH NO.011	60572	6752	UTAH	10S	2W	22
ZENITH NO.013	60573	6752	UTAH	10S	2W	22
ZENITH NO.015	60574	6752	UTAH	10S	2W	22, 27
ZENITH NO.016	60575	6752	UTAH	10S	2W	22
ZENITH NO.017	60576	6752	UTAH	10S	2W	22, 27
ZENITH NO.018	60577	6752	UTAH	10S	2W	22, 27
ZENITH NO.019	21793	6752	UTAH	10S	2W	14, 22
ZENITH NO.002	60567	6752	UTAH	10S	2W	22
ZENITH NO.003	60570	6752	UTAH	10S	2W	14, 22
ZENITH NO.005	60571	6752	UTAH	10S	2W	14. 22
ZENITH NO.007	60568	6752	UTAH	10S	2W	14, 22
ZENITH NO.009	60569	6752	UTAH	10S	2W	14, 22
ZULU	21955	99	JUAB	10S	3W	13, 24
ZUMA FRACTION #1	21847	5774	UTAH	10S	2W	21, 28
ZUMA NO.1	21849	5735	UTAH	10S	2W	21, 28, 29
ZUMA NO.2	60720	5735	UTAH	10S	2W	21
ZUMA NO.3	60721	5735	UTAH	10S	2W	20, 21, 28, 29
ZUMA NO.4	63060	5735	UTAH	10S	2W	21

Tintic Project 260 April 25, 2024